    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1994
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                           LDDS COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

           GEORGIA                          4813                         58-1521612
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)       Identification Number)
         organization)

                             515 EAST AMITE STREET
                        JACKSON, MISSISSIPPI 39201-2702
                                 (601) 360-8600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                               BERNARD J. EBBERS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           LDDS COMMUNICATIONS, INC.
                             515 EAST AMITE STREET
                        JACKSON, MISSISSIPPI 39201-2702
                                 (601) 360-8600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                    COPY TO:


P. BRUCE BORGHARDT, ESQ.                        NEIL J WERTLIEB, ESQ.
LDDS COMMUNICATIONS, INC.          VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
10777 SUNSET OFFICE DRIVE                   IDB COMMUNICATIONS GROUP, INC.
       SUITE 330                              10525 WEST WASHINGTON BLVD.
 ST. LOUIS, MO 63127                          CULVER CITY, CA 90232-1922

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the merger (the "Merger") of a subsidiary of the Registrant with and into IDB Communications Group, Inc. ("IDB") pursuant to the Agreement and Plan of Merger described in the enclosed Joint Proxy Statement/Prospectus have been satisfied or waived.
                            ------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
     TITLE OF EACH CLASS                       PROPOSED MAXIMUM     AGGREGATE        AMOUNT OF
     OF SECURITIES TO BE        AMOUNT TO      OFFERING PRICE      OFFERING        REGISTRATION
          REGISTERED        BE REGISTERED(1)     PER UNIT(2)         PRICE            FEE(3)
- -------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share...........45,925,726 shares      $9.125        $805,550,319.00    $277,754.00
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

                                                        (footnotes on next page)

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(footnotes from previous page)

(1) The amount of common stock, par value $.01, of the Registrant ("Common Stock") to be registered has been determined by multiplying the highest possible exchange ratio for such shares in the Merger (0.520231 of a share of Common Stock for each share of common stock, par value $.01, of IDB ("IDB Common Stock")) by 88,279,487, the maximum number of shares of IDB Common Stock estimated to be outstanding on the closing date of the Merger.

(2) Estimated pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the "Securities Act"), based upon the market value of the shares of IDB Common Stock to be cancelled in the Merger ($9.125 per share, which is the average of the reported high and low sales prices of a share of IDB Common Stock on the Nasdaq National Market on November 18, 1994).

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act as follows: 1/29th of one percent of
    (a) $9.125, the average of the reported high and low sales prices of a share of IDB Common Stock on the Nasdaq National Market on November 18, 1994, multiplied by (b) 88,279,487, the maximum number of shares of IDB Common Stock which may be exchanged upon consummation of the Merger (based on the assumptions stated in note (1) above).

     A fee of $165,459.00 was paid on September 12, 1994 pursuant to Section 14(g)(1)(A)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 14a-6(i)(4) and 0-11 promulgated thereunder ("Rule 0-11") in respect of the Merger upon the filing by the Registrant and IDB of joint preliminary proxy materials relating thereto. Pursuant to Rule 457(b) of the Securities Act, and Rule 0-11 and Section 14(g)(1)(B) of the Exchange Act, the amount of the previously paid fee has been credited against the registration fee payable in connection with this filing. Accordingly, $165,459.00 of the filing fee for this Registration Statement has already been paid and the balance of $112,295.00 is required to be paid with this Registration Statement.

                           LDDS COMMUNICATIONS, INC.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K.

                                                                  LOCATION IN JOINT PROXY
                          ITEM IN FORM S-4                          STATEMENT/PROSPECTUS
            ---------------------------------------------  --------------------------------------
A.    INFORMATION ABOUT THE TRANSACTION
      1.    Forepart of Registration Statement and
              Outside Front Cover Page of Prospectus.....  Facing Page; Cross Reference Sheet;
                                                             Outside Front Cover Page
      2.    Inside Front and Outside Back Cover Pages of
              Prospectus.................................  Available Information; Incorporation
                                                           by Reference; Table of Contents
      3.    Risk Factors, Ratio of Earnings to Fixed
              Charges and Other Information..............  Summary Information; Risk Factors
      4.    Terms of the Transaction.....................  Summary Information; Plan of Merger;
                                                           The LDDS Special Meeting; The IDB
                                                             Special Meeting; Dissenters' Rights;
                                                             Comparative Rights of Shareholders
      5.    Pro Forma Financial Information..............  Pro Forma Combining Financial
                                                             Statements
      6.    Material Contacts With the Company Being
              Acquired...................................  Summary Information; Plan of Merger
      7.    Additional Information Required For
              Reoffering by Persons and Parties Deemed to
              be Underwriters............................  Not Applicable
      8.    Interests of Named Experts and Counsel.......  Plan of Merger
      9.    Disclosure of Commission Position on
              Indemnification for Securities Act
              Liabilities................................  Not Applicable

B.    INFORMATION ABOUT THE REGISTRANT
      10.   Information With Respect to S-3
              Registrants................................  Available Information; Incorporation
                                                           by Reference; Summary Information;
                                                             Management's Discussion and Analysis
                                                             of the Pro Forma Combining Financial
                                                             Statements; Information Regarding
                                                             LDDS
      11.   Incorporation of Certain Information
              by Reference...............................  Available Information; Incorporation
                                                           by
                                                             Reference
      12.   Information With Respect to S-2 or S-3
              Registrants................................  Not Applicable
      13.   Incorporation of Certain Information by
              Reference..................................  Not Applicable
      14.   Information With Respect to Registrants Other
              Than S-3 or S-2 Registrants................  Not Applicable

C.    INFORMATION ABOUT THE COMPANY BEING ACQUIRED
      15.   Information With Respect to S-3 Companies....  Available Information; Incorporation
                                                           by Reference; Summary Information;
                                                             Information Regarding IDB
      16.   Information With Respect to S-2 or S-3
              Companies..................................  Not Applicable
      17.   Information With Respect to Companies Other
              Than S-2 or S-3 Companies..................  Not Applicable

D.    VOTING AND MANAGEMENT INFORMATION
      18.   Information if Proxies, Consents or
              Authorizations Are to be Solicited.........  Available Information; Incorporation
                                                           by Reference; Summary Information;
                                                             Plan of Merger; The LDDS Special
                                                             Meeting; The IDB Special Meeting;
                                                             Information Regarding LDDS;
                                                             Dissenters' Rights
      19.   Information if Proxies, Consents or
              Authorizations Are Not to be Solicited, or
              in an Exchange Offer.......................  Not Applicable

                 SUBJECT TO COMPLETION DATED NOVEMBER 21, 1994
                                PRELIMINARY COPY

                                             [LDDS METROMEDIA COMMUNICATIONS](R)
                                                              515 East Amite St.
                                                 Jackson, Mississippi 39201-2702
                                                       Telephone: (601) 360-8600

November 30, 1994

Dear Shareholder:

     The Board of Directors cordially invites you to attend a Special Meeting of
Shareholders of LDDS Communications, Inc. ("LDDS"), to be held at   :   .m.,
local time, on December 29, 1994 at 515 East Amite St., Jackson, Mississippi.

     At this important meeting, you will be asked to consider two proposals. The first is a proposal to approve the issuance of LDDS common stock pursuant to an Agreement and Plan of Merger dated as of August 1, 1994 (the "Merger Agreement") by and among LDDS, IDB Communications Group, Inc. ("IDB") and 123 Corp. ("Acquisition Subsidiary"), a wholly owned subsidiary of LDDS. Pursuant to the Merger Agreement, Acquisition Subsidiary would merge with and into IDB in a transaction which would result in the survival of IDB as a wholly owned subsidiary of LDDS (the "Merger"). As a result of the Merger, each share of IDB common stock would be converted into the right to receive between 0.450867 and
0.520231 of a share of LDDS common stock. The exact fraction of a share of LDDS common stock into which each share of IDB common stock would be converted (the "Exchange Ratio") would be determined by reference to the average closing price of LDDS common stock during the thirty consecutive trading days prior to the date three business days prior to the day on which the Merger is consummated, as described in detail in the accompanying Joint Proxy Statement/Prospectus. Based
on an assumed Exchange Ratio of        , an assumed per share market value of
$          per share of LDDS common stock and an assumed number of
shares of IDB common stock outstanding, the stockholders of IDB would receive
LDDS common stock having a market value of $     million in the aggregate, or
$          per share of IDB common stock, in the Merger. No assurance can be given as to the actual Exchange Ratio that will be utilized in the Merger or the market price of LDDS common stock.

     Management of LDDS believes that the proposed Merger would provide shareholders of LDDS with the opportunity to participate in the enhanced growth and other opportunities of the consolidated organization. For information concerning the reasons the Board of Directors determined to proceed with this transaction, see "Plan of Merger -- Reasons for the Merger; Board
Recommendations" in the accompanying Joint Proxy Statement/Prospectus.

     AT THE DIRECTORS' MEETING HELD TO CONSIDER THE MERGER, THE DIRECTORS OF LDDS PRESENT CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR AND IN THE BEST INTEREST OF LDDS AND ITS SHAREHOLDERS. THE LDDS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE ISSUANCE OF LDDS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

     The accompanying Joint Proxy Statement/Prospectus sets forth, or incorporates by reference, information, including financial data, relating to LDDS and IDB and describes the terms and conditions of the proposed Merger. The Board of Directors urges that you carefully review these materials before completing the enclosed proxy card. LDDS shareholders are not entitled to dissenters' or appraisal rights in connection with the Merger because LDDS is not a constituent corporation in the Merger. See "Dissenters' Rights" in the accompanying Joint Proxy Statement/Prospectus.

     The second proposal is to consider and vote upon the LDDS Communications, Inc. 1995 Special Performance Bonus Plan (the "1995 Plan"), which is described in the accompanying Joint Proxy Statement/Prospectus under the heading "Item 2. Approval of the LDDS Communications, Inc. 1995 Special Performance Bonus Plan."

     As of the record date for the Special Meeting, directors and executive officers of LDDS and their affiliates (as a group) were entitled to vote shares of LDDS common stock and 10,896,785 shares of Series 1 Preferred Stock
(representing        underlying shares of LDDS common stock), or approximately
     % of the outstanding votes entitled to be cast at the Special Meeting. All such directors and executive officers and their affiliates have indicated their intention to vote their shares for the approval of the issuance of LDDS common stock pursuant to the Merger Agreement and for the approval of the 1995 Plan.

     Approval by LDDS shareholders of the issuance of LDDS common stock pursuant to the Merger Agreement is a condition to the consummation of the Merger. Approval by LDDS shareholders is also a condition to effectiveness of the 1995 Plan. Accordingly, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, sign and date the enclosed proxy card and return it in the accompanying envelope, which requires no postage if mailed within the United States. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. Any shareholder returning a blank executed proxy card will be authorizing the named proxies to vote the shares covered by the proxy in favor of the issuance of LDDS common stock pursuant to the Merger Agreement and in favor of the proposal to approve the 1995 Plan.

     Should you require assistance in completing your proxy card or if you have questions about the voting procedure described in the accompanying Joint Proxy Statement/Prospectus, please feel free to contact Investor Relations at LDDS at 515 East Amite Street, Jackson, Mississippi 39201-2702 (telephone (601) 360-8600).

                                          BERNARD J. EBBERS
                                          President and Chief Executive Officer

                                PRELIMINARY COPY

                      [LDDS METROMEDIA COMMUNICATIONS](R)
                             515 EAST AMITE STREET
                        JACKSON, MISSISSIPPI 39201-2702

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD DECEMBER 29, 1994

TO THE SHAREHOLDERS OF LDDS COMMUNICATIONS, INC.:

     Notice is hereby given that a Special Meeting of Shareholders of LDDS Communications, Inc. ("LDDS") will be held at 515 East Amite St., Jackson,
Mississippi, on December 29, 1994 at   :   .m., local time, for the following
purposes:

          (1) To consider and vote upon a proposal to approve the issuance of LDDS common stock pursuant to the Agreement and Plan of Merger dated as of August 1, 1994 (the "Merger Agreement") by and among LDDS, IDB Communications Group, Inc. ("IDB") and 123 Corp. ("Acquisition Subsidiary"), a wholly owned subsidiary of LDDS. Pursuant to the Merger Agreement, Acquisition Subsidiary would merge with and into IDB in a transaction which would result in the survival of IDB as a wholly owned subsidiary of LDDS. As a result of this merger, each share of IDB common stock would be converted into the right to receive a certain fraction of a share of LDDS common stock. The Merger Agreement provides that IDB stockholders will receive a minimum of 0.450867 of a share of LDDS common stock for each share of IDB common stock if LDDS shares are valued at $22 or more; or a maximum of 0.520231 of a share of LDDS common stock for each share of IDB common stock if LDDS shares are valued at $16 or less. Within that range, the exchange ratio increases or decreases by 0.001445 of a share of LDDS common stock for every $0.125 decrease or increase, respectively, in LDDS share value between $22 and $16. The exact fraction of a share of LDDS common stock into which each share of IDB common stock would be converted would be determined by reference to the average closing price of LDDS common stock during the thirty consecutive trading days prior to the date three business days prior to the day on which the merger is consummated, as described in detail in the accompanying Joint Proxy Statement/Prospectus;

          (2) To consider and to vote upon a proposal to adopt the LDDS Communications, Inc. 1995 Special Performance Bonus Plan; and

          (3) To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on November 23, 1994, as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE JOINT PROXY
STATEMENT/PROSPECTUS.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          BERNARD J. EBBERS
                                          President and Chief Executive Officer
Jackson, Mississippi
November 30, 1994

                 SUBJECT TO COMPLETION DATED NOVEMBER 21, 1994
                                PRELIMINARY COPY

                            [IDB LETTERHEAD & LOGO]

                                                  IDB Communications Group, Inc.
                                                 10525 West Washington Boulevard
                                              Culver City, California 90232-1922
                                                       Telephone: (213) 870-9000

November 30, 1994

Dear Stockholder:

     The Board of Directors cordially invites you to attend a Special Meeting of
Stockholders of IDB Communications Group, Inc. ("IDB"), to be held at   :   .m.,
local time, on December 29, 1994 at 515 East Amite St., Jackson, Mississippi.

     At this important meeting, you will be asked to consider a proposal to approve the Agreement and Plan of Merger dated as of August 1, 1994 (the "Merger Agreement") by and among IDB, LDDS Communications, Inc. ("LDDS") and 123 Corp. ("Acquisition Subsidiary"), a wholly owned subsidiary of LDDS, and the transactions contemplated thereby. Pursuant to the Merger Agreement, Acquisition Subsidiary would merge with and into IDB in a transaction which would result in the survival of IDB as a wholly owned subsidiary of LDDS (the "Merger"). As a result of the Merger, each share of IDB common stock would be converted into the right to receive approximately one-half of a share of LDDS common stock. The exact fraction of a share of LDDS common stock into which each share of IDB common stock would be converted (the "Exchange Ratio") would be determined by reference to the average closing price of LDDS common stock during the thirty consecutive trading days prior to the date three business days prior to the day on which the Merger is consummated, as described in detail in the accompanying Joint Proxy Statement/Prospectus. Based on an assumed Exchange Ratio of
          , an assumed per share market value of $          per share of LDDS
common stock and an assumed number of           shares of IDB common stock
outstanding, the stockholders of IDB would receive LDDS common stock having a
market value of $          million in the aggregate, or $          per share of
IDB common stock, in the Merger. No assurance can be given as to the actual Exchange Ratio that will be utilized in the Merger or the market price of LDDS common stock.

     Also described in the accompanying Joint Proxy Statement/Prospectus is LDDS's proposed acquisition of Williams Telecommunications Group, Inc. ("WilTel") for $2.5 billion in cash (the "WilTel Acquisition"). At the Special Meeting, you will be asked to approve the Merger whether or not the WilTel Acquisition occurs. If the WilTel Acquisition is consummated, the information contained and incorporated in the Joint Proxy Statement/Prospectus concerning WilTel will be important to your decision with respect to the Merger and should be carefully considered.

     Management of IDB believes that, whether or not the WilTel Acquisition is consummated, the proposed Merger would provide holders of IDB common stock with the opportunity to participate in the enhanced growth and other opportunities of the consolidated organization. For information concerning the reasons the Board of Directors determined to proceed with this transaction, see "Plan of Merger -- Reasons for the Merger; Board Recommendations" in the accompanying Joint Proxy Statement/Prospectus.

     AT THE DIRECTORS' MEETINGS HELD TO CONSIDER THE MERGER, THE DIRECTORS OF IDB CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR AND IN THE BEST INTERESTS OF IDB AND ITS STOCKHOLDERS, WHETHER OR NOT THE WILTEL ACQUISITION IS CONSUMMATED. THE IDB BOARD OF DIRECTORS UNANIMOUSLY

RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. IF SO APPROVED, THE MERGER MAY BE EFFECTED WITHOUT REGARD TO WHETHER THE WILTEL ACQUISITION IS CONSUMMATED.

     The accompanying Joint Proxy Statement/Prospectus sets forth, or incorporates by reference, information, including financial data, relating to IDB, LDDS and WilTel and describes the terms and conditions of the proposed Merger. The Board of Directors urges that the stockholders carefully review these materials before completing the enclosed proxy card. Pursuant to Section 262(b) of the Delaware General Corporation Law, IDB stockholders are not entitled to dissenters' or appraisal rights in connection with the Merger. See "Dissenters' Rights" in the accompanying Joint Proxy Statement/Prospectus.

     As of the record date for the Special Meeting, all directors of IDB (as a group) were entitled to vote 5,180,423 shares of IDB common stock, or
approximately      % of the outstanding shares entitled to vote at the Special
Meeting. All such directors have indicated their intention to vote their shares for the approval of the Merger Agreement and the transactions contemplated thereby at the Special Meeting.

     Approval of the Merger Agreement and the transactions contemplated thereby by IDB stockholders is a condition to the consummation of the Merger. Accordingly, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, sign and date the enclosed proxy card and return it in the accompanying envelope, which requires no postage if mailed within the United States. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. Any stockholder returning a blank executed proxy card will be authorizing the named proxies to vote the shares covered by the proxy in favor of the Merger Agreement and the transactions contemplated thereby.

     Please DO NOT send in your stock certificates with your proxy card. You should not send in your stock certificates until you receive a transmittal letter, which will only be sent after the effective time of the Merger.

     Should you require assistance in completing your proxy card or if you have questions about the voting procedure described in the accompanying Joint Proxy Statement/Prospectus, please feel free to contact IDB Communications Group, Inc., 10525 West Washington Boulevard, Culver City, California 90232-1922,
Attention: Investor Relations (telephone: (213) 870-9000).

                                          JEFFREY P. SUDIKOFF
                                          Chairman of the Board and Chief
                                          Executive Officer

                                PRELIMINARY COPY

                           [IDB LETTERHEAD AND LOGO]

                         IDB COMMUNICATIONS GROUP, INC.
                        10525 WEST WASHINGTON BOULEVARD
                       CULVER CITY, CALIFORNIA 90232-1922

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD DECEMBER 29, 1994

TO THE STOCKHOLDERS OF IDB COMMUNICATIONS GROUP, INC.:

     Notice is hereby given that a Special Meeting of Stockholders of IDB Communications Group, Inc. ("IDB") will be held at 515 East Amite St., Jackson,
Mississippi, on December 29, 1994 at   :   .m., local time, for the following
purposes:

          (1) To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 1, 1994 (the "Merger Agreement"), by and among IDB, LDDS Communications, Inc. ("LDDS") and 123 Corp. ("Acquisition Subsidiary"), a wholly owned subsidiary of LDDS, and the transactions contemplated thereby. Pursuant to the Merger Agreement, Acquisition Subsidiary would merge with and into IDB in a transaction which would result in the survival of IDB as a wholly owned subsidiary of LDDS. As a result of this merger, each share of IDB common stock would be converted into the right to receive approximately one-half of a share of LDDS common stock. The Merger Agreement provides that IDB stockholders will receive a minimum of 0.450867 of a share of LDDS common stock for each share of IDB common stock if LDDS shares are valued at $22 or more; or a maximum of
     0.520231 of a share of LDDS common stock for each share of IDB common stock if LDDS shares are valued at $16 or less. Within that range, the exchange ratio increases or decreases by 0.001445 of a share of LDDS common stock for every $0.125 decrease or increase, respectively, in LDDS share value between $22 and $16. The exact fraction of a share of LDDS common stock into which each share of IDB common stock would be converted would be determined by reference to the average closing price of LDDS common stock during the thirty consecutive trading days prior to the date three business days prior to the day on which the merger is consummated, as described in detail in the accompanying Joint Proxy Statement/Prospectus; and

          (2) To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on November 23, 1994, as the record date for determining the stockholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. Each share of IDB common stock will entitle the holder to one vote at the Special Meeting.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE JOINT PROXY
STATEMENT/PROSPECTUS.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          JEFFREY P. SUDIKOFF
                                          Chairman of the Board and Chief
                                          Executive Officer
Culver City, California
November 30, 1994

                 SUBJECT TO COMPLETION DATED NOVEMBER 21, 1994
                                PRELIMINARY COPY

                           LDDS COMMUNICATIONS, INC.
                         IDB COMMUNICATIONS GROUP, INC.
           JOINT PROXY STATEMENT FOR SPECIAL MEETINGS OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER 29, 1994.
                            ------------------------

                    PROSPECTUS OF LDDS COMMUNICATIONS, INC.

                 A MAXIMUM OF 45,925,726 SHARES OF COMMON STOCK
                                 $.01 PAR VALUE
                            ------------------------

    LDDS Communications, Inc., a Georgia corporation ("LDDS"), has filed a registration statement pursuant to the Securities Act of 1933, as amended, covering a maximum of 45,925,726 shares of LDDS's common stock, $.01 par value per share ("LDDS Common Stock"), which may be issued in connection with the proposed merger (the "Merger") of 123 Corp., a Delaware corporation wholly owned by LDDS ("Acquisition Subsidiary"), with and into IDB Communications Group, Inc., a Delaware corporation ("IDB"), with IDB being the surviving corporation. Certain matters relating to the Merger will be submitted to votes of the respective shareholders of LDDS and IDB at special meetings to be held on December 29, 1994 (the "LDDS Special Meeting" and the "IDB Special Meeting") for which this document serves as a Joint Proxy Statement in connection with the solicitation of proxies by the respective Boards of Directors of LDDS and IDB for use at such special meetings and at any adjournments or postponements thereof. LDDS shareholders will also be asked to consider and vote upon a proposal to approve the LDDS Communications, Inc. 1995 Special Performance Bonus Plan (the "1995 Plan"). See "The LDDS Special Meeting" and "The IDB Special Meeting." This document also constitutes a Prospectus of LDDS with respect to the shares of LDDS Common Stock (the "LDDS Shares") to be issued, if the Merger is consummated, to holders of IDB's common stock, $.01 par value per share (the "IDB Common Stock").

    On the effective date of the Merger, each outstanding share of IDB Common Stock will be converted into the right to receive between 0.450867 and 0.520231 of a share of LDDS Common Stock, depending on the average closing trade price of LDDS Common Stock for the thirty consecutive trading days prior to the date three business days prior to the Closing Date (as hereinafter defined) of the Merger (the "Share Value"). The fractional amount of a share of LDDS Common Stock into which each share of IDB Common Stock (the "IDB Shares") will be converted is referred to herein as the "Exchange Ratio." If the Share Value is equal to or less than $16.00, the Exchange Ratio will be 0.520231. If the Share Value is equal to or greater than $22.00, the Exchange Ratio will be 0.450867. If the Share Value is greater than $16.00 but less than $22.00, the Exchange Ratio increases or decreases by 0.001445 of an LDDS Share for each $0.125 decrease or increase, respectively, in the Share Value, as more fully set forth in Section 1.3 of the Merger Agreement (provided that if the Share Value falls between any two of the Share Values, the Exchange Ratio shall be that applicable to the lower of the two Share Values). For more information regarding the calculation and range of possible Exchange Ratios, see "Plan of Merger -- General Description of the Merger." Fractional shares of LDDS Common Stock will not be issued; instead, IDB stockholders who would otherwise be entitled to fractional shares of LDDS Common Stock will receive cash in lieu thereof. See "Plan of Merger -- Fractional Shares."

    Each holder of an unexercised option (an "IDB Option") exercisable for shares of IDB Common Stock will be entitled to receive an option exercisable for LDDS Common Stock having the same terms and conditions as the IDB Option, except that the exercise price and the number of shares of LDDS Common Stock issuable upon exercise shall be divided and multiplied, respectively, by the Exchange Ratio. The 5% Convertible Subordinated Notes due 2003 issued by IDB (the "IDB Notes") will become convertible into shares of LDDS Common Stock, with a proportional adjustment being made to the conversion price of the IDB Notes to reflect the Exchange Ratio. See "Plan of Merger -- General Description of the Merger."

    The Merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended. No gain or loss will be recognized by IDB stockholders on the exchange of their IDB Shares for LDDS Shares except to the extent of cash payments received in lieu of fractional LDDS Shares. See "Plan of Merger -- Certain Federal Income Tax Consequences."

    LDDS Common Stock is traded in the over-the-counter market and its quotations are reported on the Nasdaq National Market under the symbol "LDDS." IDB Common Stock is also traded in the over-the-counter market and its quotations are reported on the Nasdaq National Market under the symbol "IDBX."
On November   , 1994, the closing sale prices for LDDS Common Stock and IDB
Common Stock, as reported on the Nasdaq National Market, were $         per
share and $         per share, respectively.

    LDDS recently entered into an agreement with The Williams Companies, Inc. ("Williams") to acquire Williams' subsidiary, Williams Telecommunications Group, Inc. ("WilTel"), for $2.5 billion in cash, subject to adjustment (the "WilTel Acquisition"). The Merger may be effected without regard to whether the WilTel Acquisition is consummated. See "Information Regarding LDDS -- Recent Developments."

 SHAREHOLDERS OF IDB COMMUNICATIONS GROUP, INC. AND LDDS COMMUNICATIONS, INC.
    SHOULD CAREFULLY CONSIDER THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS
        ENTIRETY, PARTICULARLY THE FACTORS DISCUSSED UNDER THE HEADING
                               "RISK FACTORS."
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
       THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    NO PERSON HAS BEEN AUTHORIZED BY LDDS OR IDB TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER LDDS OR IDB. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER OR SOLICITATION TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF LDDS COMMON STOCK TO WHICH IT RELATES OR AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY OR CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF LDDS, IDB OR WILTEL OR IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SUBSEQUENT TO THE DATE HEREOF.

    This Joint Proxy Statement/Prospectus, the Notices of Special Meeting and the accompanying forms of proxy were first mailed to the shareholders of LDDS and IDB on or about November 30, 1994.
                            ------------------------

    The date of this Joint Proxy Statement/Prospectus is November   , 1994.

                             AVAILABLE INFORMATION

     LDDS and IDB are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, each files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by each of LDDS and IDB with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     LDDS has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the LDDS Shares which may be issued in connection with the transactions described herein. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits thereto. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information, reference is hereby made to the Registration Statement.

     As used in this Joint Proxy Statement/Prospectus, the term "IDB" means IDB Communications Group, Inc., its consolidated subsidiaries and its 50% owned subsidiary, IDB Mobile Communications, Inc., and the term "LDDS" means LDDS Communications, Inc. and its consolidated subsidiaries. All information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to IDB was provided by the management and Board of Directors of IDB. LDDS assumes no responsibility for the accuracy of such information. All information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to LDDS or WilTel was provided by the management and Board of Directors of LDDS. IDB assumes no responsibility for the accuracy of such information.

                           INCORPORATION BY REFERENCE

     The following documents filed with the Commission by LDDS (formerly Resurgens Communications Group, Inc. ("Resurgens")) under File No. 0-11258 (formerly 1-10415) and by IDB under File No. 0-14972 pursuant to the Exchange Act are incorporated herein by reference:

          (a) LDDS's Transition Report on Form 10-K for the transition period from June 30, 1993, to December 31, 1993 (the "1993 LDDS Form 10-K"), including, to the extent incorporated by reference therein, LDDS's Proxy Statement dated April 28, 1994 (the "1994 LDDS Proxy Statement"); LDDS's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 (the "1994 LDDS Form 10-Q's"); LDDS's Current Reports on Form 8-K dated March 18, 1994 (filed March 25, 1994), April 21, 1994 (filed April 22, 1994), May 3, 1994 (filed May 3, 1994), May
     18, 1994 (filed May 20, 1994), August 1, 1994 (filed August 2, 1994) and
     August 22, 1994 (filed September 8, 1994) (as amended by Current Report on Form 8-K/A filed November 17, 1994) (which includes financial statements of the network services operations of WilTel, including WilTel, Inc., WilTel Undersea Cable, Inc. and WilTel International Inc., which are wholly owned subsidiaries of WilTel (collectively "WilTel Network Services"), and related notes and report thereon); audited financial statements of Metromedia Communications Corporation ("MCC") and related notes and report therein included in Item 8 of the Transition Report on Form 10-K for the transition period from December 31, 1992, to June 30, 1993, as amended by Amendments No. 1 and 2 on Form 10-K/A filed October 18, 1993, and October 21, 1993, respectively; audited financial statements of Resurgens and related notes and report thereon included in Item 7(a) of LDDS's Current Report on Form 8-K dated September 15, 1993 (filed September 30, 1993), as amended by Amendment No. 1 on Form 8-K/A filed

     November 26, 1993; and the description of LDDS's (formerly Resurgens') Common Stock as contained in Item 1 of Resurgens' Registration Statement on Form 8-A dated December 12, 1989, as updated by the descriptions contained in Amendment No. 2 of Resurgens' Registration Statement on Form S-4 (File No. 33-62746), as declared effective by the Commission on August 11, 1993, which includes the Joint Proxy Statement/Prospectus (the "1993 Joint Proxy Statement/Prospectus") with respect to Resurgens' Annual Meeting of Shareholders held on September 14, 1993, under the following captions:
     "Proposals No. 1 and 2 -- The Proposed Mergers -- Description of the Series 1 Preferred Stock," "-- Description of the Series 2 Preferred Stock,"
     "-- Special Redemption Provisions," "Information Regarding Resurgens -- Description of Resurgens Capital Stock," and "-- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement."

          (b) IDB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (as amended by Form 10-K/A Amendment No. 1 filed November 21, 1994) (the "1993 IDB Form 10-K"); IDB's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, (as amended by Form 10-Q/A Amendment No. 1 filed August 22, 1994, and Form 10-Q/A Amendment No. 2 filed November 21, 1994); IDB's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 (as amended by Form 10-Q/A Amendment No. 1 filed November 21,
     1994); IDB's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994; IDB's Current Reports on Form 8-K dated April 20, 1994 (filed April 22, 1994), May 23, 1994 (filed May 31, 1994) (as amended by Form 8-K/A filed November 21, 1994), June 24, 1994 (filed June 27, 1994), July 14, 1994 (filed July 18, 1994), August 1, 1994 (filed August 4, 1994),
     September 23, 1994 (filed November 21, 1994) and November 18, 1994 (filed November 21, 1994); and the description of IDB's Common Stock contained in IDB's Registration Statement on Form 8-A (File No. 0-14972) dated September 11, 1986, as supplemented by the description of IDB's Common Stock contained on pages 37 through 41 of IDB's Proxy Statement dated July 17, 1992 (the "1992 IDB Proxy Statement").

     All documents filed by LDDS or IDB with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meetings shall hereby be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) WILL BE PROVIDED BY FIRST CLASS MAIL WITHOUT CHARGE TO EACH PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST BY SUCH PERSON AS FOLLOWS: WITH RESPECT TO LDDS, TO LDDS COMMUNICATIONS, INC., 515 EAST AMITE STREET, JACKSON, MISSISSIPPI 39201-2702, ATTENTION: CHARLES T. CANNADA, CHIEF FINANCIAL OFFICER (TELEPHONE: (601) 360-8600); AND WITH RESPECT TO IDB, TO IDB COMMUNICATIONS GROUP, INC., 10525 WEST WASHINGTON BOULEVARD, CULVER CITY, CALIFORNIA 90232-1922, ATTENTION: INVESTOR RELATIONS (TELEPHONE: (213) 870-9000). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST
SHOULD BE MADE BY                     , 1994.

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       -----
AVAILABLE INFORMATION................................................................      2

INCORPORATION BY REFERENCE...........................................................      2

SUMMARY INFORMATION..................................................................      8
  Business of LDDS...................................................................      8
  Recent Developments Regarding LDDS.................................................      8
  Business of IDB....................................................................     10
  Recent Developments Regarding IDB..................................................     10
     Resignation of Independent Auditors.............................................     10
     Stockholder Litigation..........................................................     11
     Investigations and Other Proceedings............................................     11
     Other Litigation................................................................     11
     Restated and Recent Financial Results...........................................     12
     Recent Events Concerning the IDB Broadcast Unit.................................     12
  The Proposed Merger................................................................     13
  Accounting Treatment...............................................................     14
  Certain Federal Income Tax Consequences............................................     14
  LDDS's Reasons for the Merger......................................................     14
  LDDS Recommendation................................................................     14
  Opinion of LDDS's Financial Advisor................................................     15
  The LDDS Special Meeting...........................................................     15
  IDB's Reasons for the Merger.......................................................     16
  IDB Recommendation.................................................................     16
  Opinions of IDB's Financial Advisors...............................................     16
  The IDB Special Meeting............................................................     17
  Management and Operations After the Merger.........................................     17
  Interests of Certain Persons in the Merger.........................................     17
  Regulatory Filings and Approvals...................................................     18
  Dissenters' Rights.................................................................     18
  Comparison of Shareholder Rights...................................................     18
  Market Prices......................................................................     18
  Comparative Per Share Data.........................................................     20
  Summary Financial Data.............................................................     21

RISK FACTORS.........................................................................     24
  Factors Concerning IDB.............................................................     24
     Resignation of Independent Auditors.............................................     24
     Stockholder Litigation..........................................................     24
     Investigations and Other Proceedings............................................     25
     Other Litigation................................................................     25
     Restated and Recent Financial Results...........................................     25
     Risks of International Business.................................................     26
  Factors Concerning LDDS............................................................     26
     Risks of Increased Financial Leverage; Debt Service, Interest Rate Fluctuations,
      Possible Reduction in Liquidity, Dividend Restrictions, and Other Restrictive
      Covenants......................................................................     26

                                                                                       PAGE
                                                                                       -----
     Integration of WilTel...........................................................     27
     Management Control of LDDS......................................................     27
     Anti-Takeover Provisions........................................................     27
     Contingent Liabilities..........................................................     27
  Factors Concerning LDDS and IDB....................................................     27
     Acquisition Integration.........................................................     27
     Interests of Certain Persons in the Merger......................................     28
     Fairness Opinions -- Interests of Financial Advisors............................     28
     Dependence on Availability of Transmission Facilities...........................     28
     Regulation Risks................................................................     29
     Competition Risks...............................................................     29

PLAN OF MERGER.......................................................................     30
  General Description of the Merger..................................................     30
  Background of the Merger...........................................................     31
  Reasons for the Merger; Board Recommendations......................................     35
     LDDS's Reasons for the Merger...................................................     35
     Recommendation of LDDS's Board of Directors.....................................     36
     IDB's Reasons for the Merger....................................................     36
     Recommendation of IDB's Board of Directors......................................     38
  Opinions of Financial Advisors.....................................................     38
     LDDS............................................................................     38
     IDB.............................................................................     42
  Management and Operations After the Merger.........................................     51
  Terms and Conditions of the Proposed Merger........................................     51
     Conditions of the Merger........................................................     51
     Mutual Conditions...............................................................     51
     IDB's Conditions................................................................     52
     LDDS's Conditions...............................................................     52
     Accounting Contingency..........................................................     53
     Certain Covenants...............................................................     53
     Conduct of Business Prior to Merger.............................................     54
     Termination and Amendment of the Merger Agreement...............................     55
     Agreement Not To Solicit Other Offers...........................................     56
     Closing Date....................................................................     56
     Expenses........................................................................     56
  Interests of Certain Persons in the Merger.........................................     57
     Effect on Employment Agreements.................................................     57
     Acquisition of SCI..............................................................     58
     IDB Options.....................................................................     58
     Director Nominee................................................................     58
     Indemnification.................................................................     58
     Certain Employee Benefit Matters................................................     59
  Surrender of Stock Certificates and Receipt of Merger Consideration................     59
  Fractional Shares..................................................................     60
  Certain Regulatory Filings and Approvals...........................................     60
  Effect of Merger on IDB Notes......................................................     61
  Accounting Treatment...............................................................     61

                                                                                       PAGE
                                                                                       -----
  Public Trading Market..............................................................     61
  Status Under Federal Securities Laws...............................................     61
  Certain Federal Income Tax Consequences............................................     61
     General.........................................................................     61
     Certain Tax Consequences for Persons Who Are Not United States Citizens Or
      Residents......................................................................     62

THE LDDS SPECIAL MEETING.............................................................     62
  General............................................................................     62
  Date, Time and Place...............................................................     62
  Record Date; Vote Required.........................................................     63
  Voting and Revocation of Proxies...................................................     63
  Solicitation of Proxies............................................................     64
  Future Proposals of Shareholders...................................................     64

THE IDB SPECIAL MEETING..............................................................     64
  General............................................................................     64
  Date, Time and Place...............................................................     65
  Record Date; Vote Required.........................................................     65
  Voting and Revocation of Proxies...................................................     65
  Solicitation of Proxies............................................................     66
  Future Proposals of Stockholders...................................................     66

DISSENTERS' RIGHTS...................................................................     66

INFORMATION REGARDING LDDS...........................................................     66
  Business of LDDS...................................................................     66
  Recent Developments................................................................     67
     WilTel Acquisition..............................................................     67
     WilTel..........................................................................     68
     Financing of WilTel Acquisition.................................................     69
  Principal Holders of Voting Securities.............................................     70
  Security Ownership of Management...................................................     71
  Executive Compensation.............................................................     73

INFORMATION REGARDING IDB............................................................     76
  Business of IDB....................................................................     76
  Recent Developments................................................................     77
     Resignation of Independent Auditors.............................................     77
     Stockholder Litigation..........................................................     77
     Investigations and Other Proceedings............................................     78
     Other Litigation................................................................     78
     Restated and Recent Financial Results...........................................     79

PRO FORMA COMBINING FINANCIAL STATEMENTS.............................................     81

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE PRO FORMA COMBINING FINANCIAL
  STATEMENTS.........................................................................     96
COMPARATIVE RIGHTS OF SHAREHOLDERS...................................................     97
  Election of Directors..............................................................     97
  Removal of Directors...............................................................     98
  Amendments to Charter..............................................................     98
  Amendments to Bylaws...............................................................     98
  Special Meetings of Shareholders...................................................     99

                                                                                       PAGE
                                                                                       -----
  Vote on Extraordinary Corporate Transactions.......................................     99
  Dividends..........................................................................     99
  Effect of Outstanding Preferred Stock..............................................    100
  Appraisal Rights of Dissenting Shareholders........................................    100
  Indemnification and Limitation of Liability of Directors and Officers..............    101
  Preemptive Rights..................................................................    102
  Special Redemption Provisions......................................................    102
  Business Combination Restrictions..................................................    103

ITEM 2. APPROVAL OF THE LDDS COMMUNICATIONS, INC.
  1995 SPECIAL PERFORMANCE BONUS PLAN................................................    106

LEGAL MATTERS........................................................................    107

EXPERTS..............................................................................    108

INDEX TO FINANCIAL STATEMENTS........................................................    F-1

APPENDIX A -- Merger Agreement.......................................................   A(i)

APPENDIX B -- Breckenridge Opinion...................................................    B-1

APPENDIX C -- Hambrecht & Quist Opinion..............................................    C-1

APPENDIX D -- Chemical Opinion.......................................................    D-1

APPENDIX E -- 1995 Plan..............................................................    E-1

                              SUMMARY INFORMATION

     The following is a summary of certain important terms of the proposed Merger and related information discussed elsewhere in this Joint Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information included in this Joint Proxy Statement/Prospectus and the appendices hereto, including, but not limited to, the Agreement and Plan of Merger set forth as Appendix A hereto. Special Meetings (the "Special Meetings") of the respective shareholders of LDDS and IDB have been called for December 29, 1994, for the purpose of voting on, in the case of LDDS, a proposal to approve the issuance of LDDS Common Stock pursuant to the Agreement and Plan of Merger dated August 1, 1994 (the "Merger Agreement") by and among LDDS, Acquisition Subsidiary and IDB, and, in the case of IDB, a proposal to approve the Merger Agreement and the transactions contemplated thereby. LDDS shareholders will also be asked to consider and vote upon a proposal to approve the 1995 Plan. See "The LDDS Special Meeting" and "The IDB Special Meeting." Shareholders of each of LDDS and IDB are urged to read this Joint Proxy Statement/Prospectus and the appendices hereto in their entirety and to consider carefully the information set forth under the heading "Risk Factors."

BUSINESS OF LDDS

     LDDS is the fourth largest long distance telecommunications company in the United States, based on 1993 revenues. The company provides long distance telecommunications services through its digital fiber optic and digital microwave network to business and residential customers, with service to points throughout the nation and to more than 220 foreign countries. The products and services provided by LDDS include: switched and dedicated long distance products, 800 services, calling cards, operator services, private lines, frame relays, debit cards, conference calling services, advanced billing systems and broadcast fax services. Based on Federal Communications Commission ("FCC") statistics as of December 31, 1993 (the most recent statistics available), LDDS's share of total toll service revenues for 1993 was 1.5%.

     LDDS was organized in 1983. Its operations have grown as a result of management's emphasis on a four-point growth strategy, which includes internal growth, the selective acquisition of smaller long distance companies with limited geographic service areas and market shares, the consolidation of certain third tier long distance carriers with larger market shares, and international expansion. On September 15, 1993, a three-way merger occurred whereby (i) MCC merged with and into Resurgens and (ii) LDDS Communications, Inc., a Tennessee corporation ("LDDS-TN"), merged with and into Resurgens (the "Prior Mergers").

     At the time of the Prior Mergers, the name of Resurgens, the legal survivor, was changed to LDDS Communications, Inc. and the separate corporate existences of LDDS-TN and MCC terminated. For accounting purposes, however, LDDS-TN was the survivor because the former shareholders of LDDS-TN acquired majority ownership of LDDS. Accordingly, unless otherwise indicated, all historical information presented herein reflects the operations of LDDS-TN.

     As of             , 1994, there were           shares of LDDS Common Stock
and 12,896,785 shares of LDDS preferred stock outstanding. For the fiscal year ended December 31, 1993, LDDS reported revenues of $1.14 billion, net income of $104.2 million and net income applicable to common shareholders of $93.7 million. For the nine months ended September 30, 1994, LDDS reported revenues of $1.3 billion, net income of $118.7 million and net income applicable to common shareholders of $97.8 million. For pro forma, post-Merger financial information regarding LDDS (with and without giving effect to the WilTel Acquisition) and IDB, see "-- Recent Developments Regarding LDDS," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     LDDS's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702 and its telephone number is (601) 360-8600. See "Information Regarding LDDS."

RECENT DEVELOPMENTS REGARDING LDDS

     On August 22, 1994, LDDS announced that it had signed a definitive agreement with Williams to acquire Williams' subsidiary, WilTel, for $2.5 billion in cash, subject to adjustment (the "WilTel Acquisition").

WilTel, through its subsidiaries, is a full service telecommunications company providing data and voice transmission services worldwide. WilTel operates approximately 11,000 miles of fiber optic cable and digital microwave facilities and has access to approximately 40,000 miles of additional digital transmission network facilities through network sharing and lease agreements with other carriers. Operations of WilTel also include domestic and international private line and switched long distance services.

     The following table sets forth, for the periods indicated, certain summary pro forma financial information for LDDS, assuming the WilTel Acquisition (and the proposed financing thereof) and the Merger had occurred as of January 1, 1993 (in thousands, except per share data). The following pro forma information should be read in conjunction with the historical consolidated financial statements of LDDS, IDB and the network services operations of WilTel and the related notes thereto, which are incorporated by reference herein, and the LDDS Adjusted Historical Financial Statements and the IDB Adjusted Historical Financial Statements and the related notes thereto, which are set forth elsewhere herein. See "Available Information," "Incorporation by Reference," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements." The following information is presented for comparative purposes only and is not intended to be indicative of actual results had the transactions occurred as of the date indicated above nor do they purport to indicate results which may be attained in the future.

                               PRO FORMA COMBINED

                                                                                  NINE MONTHS
                                                                 YEAR ENDED          ENDED
                                                                DECEMBER 31,     SEPTEMBER 30,
                                                                    1993             1994
                                                                ------------     -------------
    Revenues..................................................   $2,631,740       $ 2,249,563
    Income (loss) from continuing operations
      (after preferred dividend requirement):
      Total...................................................       (3,385)          (97,289)
      Per common share:
         Primary..............................................        (0.02)            (0.63)
         Fully diluted........................................        (0.02)            (0.63)
    Dividends per common share................................           --                --

     As of September 30, 1994, the pro forma balance sheet of LDDS, which assumes the WilTel Acquisition (and the proposed financing thereof) and the Merger had occurred as of January 1, 1993, includes total assets of $6.4 billion, long-term debt of $3.4 billion, and shareholders' investment of $1.9 billion.

     The WilTel Acquisition, which is expected to close on or before February 1, 1995, is subject to, among other things, approvals by the FCC and various state public utility or service agencies ("PUCs"). The waiting period for the WilTel Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act") was terminated on September 28, 1994. LDDS and IDB shareholders will not be asked to approve the WilTel Acquisition. The WilTel Acquisition is not a condition to the consummation of the Merger, and there can be no assurance that the WilTel Acquisition will be consummated.

     LDDS has obtained underwritten commitments for loan facilities aggregating $3.41 billion both to finance the WilTel Acquisition and refinance LDDS's existing credit facilities. The commitments would be funded through a $2.16 billion, six-year reducing revolving credit facility ("Facility A") and a $1.25 billion, two-year term facility ("Facility B"). Principal payments under Facility A would commence in varying quarterly amounts on September 30, 1996 with the final installment due on December 31, 2000. Facility B would mature in a single installment on December 31, 1996. Facility A and Facility B would bear interest at one of several interest rate options, payable quarterly, similar to those in effect under LDDS's existing credit facilities. The facilities would be unsecured and require compliance with certain financial and other operating covenants. The facilities would also be subject to an annual commitment fee not to exceed 0.375% of any unborrowed portion of Facility A and Facility B.

     Borrowings under LDDS's existing and proposed bank credit facilities bear interest at rates that fluctuate with prevailing short-term interest rates. Increases in interest rates on these obligations would have an adverse effect upon LDDS's reported net income and cash flow. In addition, these credit facilities restrict the payment of dividends and otherwise limit LDDS's financial flexibility. Management of LDDS believes that the combined operations of LDDS, IDB and WilTel would generate sufficient cash flow to service LDDS's debt under the proposed bank credit facilities upon consummation of the proposed WilTel Acquisition; however, economic downturns, increased interest rates and other adverse developments, including factors beyond LDDS's control, could impair its ability to service the resulting indebtedness. In addition, the cash flow required to service LDDS's debt would reduce its liquidity, which in turn may reduce its ability to fund internal growth, additional acquisitions and capital improvements. See "Risk Factors -- Risks of Increased Financial Leverage; Debt Service, Interest Rate Fluctuations, Possible Reduction in Liquidity, Dividend Restrictions, and Other Restrictive Covenants."

     LDDS anticipates it will need to refinance Facility B, which would require LDDS to seek other financing alternatives such as public or private debt or equity offerings, or refinancing with the existing or new lenders, although, to the extent available, Facility A may be used to refinance Facility B. No assurance can be given that any such refinancing would be available on terms reasonably acceptable to LDDS. See "Information Regarding LDDS -- Recent Developments" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

BUSINESS OF IDB

     IDB operates a domestic and international communications network providing international private line and public switched long distance telephone services, facsimile and data connections, television and radio transmission services and mobile satellite communications capabilities. IDB was established in 1983 to provide transmission of sporting and music events to radio stations nationally. Aided by the AT&T divestitures in 1984 and the opening of international telecommunications markets, IDB has become a full service provider of international telecommunications services as well as specialized broadcasting services. IDB has expanded rapidly through the growth of its existing businesses as well as through the selective acquisition of complementary companies which have provided strategic facilities, international operating agreements and customers. IDB operates through four service units: IDB WorldCom, IDB Broadcast, IDB Mobile and IDB Systems. Based on FCC statistics as of December 31, 1992 (the most recent international statistics available), on a combined IDB, World Communications, Inc. ("WorldCom") and TRT Communications, Inc. ("TRT") basis, IDB's share of total net revenues from U.S.-based international long distance communications services in 1992 was 2.2%.

     As of November 2, 1994, there were 74,456,003 shares of IDB Common Stock and no shares of preferred stock outstanding. For the fiscal year ended December 31, 1993, IDB reported revenues of $339.4 million, income before preferred stock dividend of $12.2 million and net income available to common stockholders of $11.0 million. For the nine months ended September 30, 1994, IDB reported revenues of $378.1 million and a net loss of $170.5 million.

     IDB's principal executive offices are located at 10525 West Washington Boulevard, Culver City, California 90232-1922 and its telephone number is (213) 870-9000. See "Information Regarding IDB."

RECENT DEVELOPMENTS REGARDING IDB

     RESIGNATION OF INDEPENDENT AUDITORS. On May 23, 1994, Deloitte & Touche LLP ("Deloitte") resigned as IDB's independent auditors. Deloitte has stated it resigned as a result of events surrounding the release and reporting of IDB's financial results for the first quarter of 1994. In submitting its resignation, Deloitte informed IDB management and the Audit Committee of the IDB Board of Directors that there had been a serious breakdown in IDB's process of identifying, analyzing and recording IDB's business transactions which prohibited Deloitte from the satisfactory completion of a quarterly review, and that Deloitte was no longer willing to rely on IDB management's representations regarding IDB's interim financial statements. IDB announced Deloitte's resignation on May 31, 1994. On June 24, 1994, upon the recommendation of the independent members of IDB's Audit Committee, IDB retained Arthur Andersen LLP as its new independent auditors. On August 22, 1994, IDB filed Amendment No. 1 on Form 10-Q/A restating its 1994 first quarter results in order to eliminate previously recorded items, which items were among those as to which Deloitte had expressed disagreement.

     STOCKHOLDER LITIGATION. Between June 1, 1994 and June 6, 1994, 22 class action complaints were filed in the U.S. District Court for the Central District of California on behalf of persons who purchased IDB Common Stock and IDB Notes against IDB and the current directors and certain officers of IDB and other parties. In addition, a class action complaint (Hassani v. IDB Communications Group, Inc.) has been filed in California state court against IDB, its current directors, certain of its executive officers and Deloitte alleging state law violations. The complaints allege violations of federal and state securities laws for disseminating allegedly false and misleading statements concerning IDB's earnings and accounting practices. Stockholder derivative actions have also been filed in federal court in California and the Delaware Chancery Court (Steele v. Sudikoff, et al). The District Court has ordered the 22 class action complaints and the California derivative action consolidated as one action styled In re IDB Communications Group, Inc. Securities Litigation. A consolidated and amended complaint was filed in the District Court on November 18, 1994.

     On November 18, 1994, IDB, LDDS and representatives of the plaintiffs in the foregoing litigation entered into a Stipulation of Settlement (the "Stipulation"). The Stipulation provides that all claims that were or could have been asserted by the plaintiffs against IDB or any of the other defendants in the consolidated action, or on behalf of or by IDB against IDB directors and officers will, subject to the fulfillment of certain conditions precedent and the approval of the court, be settled and released and the litigation dismissed in its entirety with prejudice in exchange for payments totalling $75.0 million. The conditions precedent to the settlement include completion of the Merger, timely payment of settlement funds to the escrow agents for the class action and derivative action plaintiffs, and dismissal of the Delaware Chancery Court derivative action and California state court class action. The Stipulation terminates automatically in the event that Court approval is not obtained or any of the other conditions precedent listed in the Stipulation do not occur, unless counsel for the class action and derivative action plaintiffs and counsel for IDB and LDDS mutually agree in writing to proceed with the Stipulation. Consequently, there can be no assurance that the litigation will be settled and dismissed on the terms described herein or at all.

     INVESTIGATIONS AND OTHER PROCEEDINGS. On June 9, 1994, the Commission issued a formal order of investigation concerning certain matters, including IDB's financial position, books and records and internal controls and trading in IDB securities on the basis of non-public information. The National Association of Securities Dealers, Inc. (the "NASD") and other self-regulatory bodies have also made inquiries of IDB concerning similar matters.

     In October, 1994, the U.S. Attorney's Office for the Central District of California issued grand jury subpoenas to IDB seeking documents relating to IDB's first quarter results and the Deloitte resignation. IDB has been informed that a criminal investigation has commenced and is cooperating with the U.S. Attorney's Office.

     OTHER LITIGATION. On August 20, 1994, Synergistic Technologies, Inc. ("SynTech") filed a complaint in the U.S. District Court for the District of Columbia alleging that IDB Mobile is infringing upon SynTech's copyrights in certain computer software. On September 7, 1994, IDB Mobile filed counterclaims against SynTech for, among other things, breach of contract and interference with IDB Mobile's contracts with its customers. Both parties filed motions for summary judgment, which were heard on November 16, 1994. The parties are awaiting the court's ruling regarding their respective motions for summary judgment.

     On October 12, 1994, Community Network Services, Inc., a reseller of local and long distance telephone service in New York, filed a complaint in the U.S. District Court for the Southern District of New York alleging breach of contract, false advertising under the Lanham Act and a violation of the Racketeering and Corrupt Organization Act (RICO) based on IDB's termination of service to the plaintiff.

     On October 21, 1993, Euronet Digital Communications (1992) Ltd. ("Euronet"), Income Advanced Communications Systems Ltd. ("Incom"), Benjamin Lebovitz and Eli Lior filed a complaint in the U.S. District Court for the Southern District of New York against IDB and certain IDB personnel, alleging that IDB breached an oral agreement to enter into a joint venture with Euronet and that the employee defendants committed fraud by failing to disclose that IDB had entered into a similar joint venture with a competitor of Euronet. The plaintiffs also allege that IDB breached separate agency and sales representative agreements and seek compensatory and punitive damages and injunctive relief.
                            ------------------------

     IDB is unable at this time to predict the outcome of any of the foregoing litigation, investigations or other proceedings. However, if determined adversely to IDB, the impact of such matters on the financial position and results of operations of IDB or, if the Merger is consummated, the consolidated organization, could be material.

     RESTATED AND RECENT FINANCIAL RESULTS. On August 1, 1994, IDB announced that it would restate its reported financial results for the quarter ended March 31, 1994. The restatement eliminated approximately $6 million of pre-tax income, approximately $5 million of which related to a sale of transponder capacity and approximately $1 million of which related to purchase accounting adjustments. On November 21, 1994, IDB filed Form 10-Q/A amendments to its reported first and second quarter financial results making the previously announced changes and reflecting the effect of IDB's method of accounting for international long distance traffic, thereby reducing its first quarter net income from $0.12 per share, as originally reported, to $0.05 per share and, when combined with adjustments for income tax effects, increasing its second quarter net loss from $0.20 per share, as originally reported, to $0.27 per share.

     For its third quarter ended September 30, 1994, IDB reported a net loss, after income taxes, of $154.7 million or $2.08 per share on revenues of $131 million. For the nine months ended September 30, 1994, IDB reported a net loss, after income taxes, of $170.5 million or $2.31 per share on revenues of $378.1 million. Operating results in the third quarter of 1994 were significantly affected by a stockholder litigation provision of $76.0 million, a reduction in carrying value of certain IDB Broadcast assets of $35.0 million and a valuation reserve of $18.3 million provided against deferred tax assets. The pre-tax loss in the third quarter also reflects significant one time expenses of approximately $2.0 million related to the Merger, and approximately $2.5 million in accounting and legal expenses incurred in connection with the resignation of Deloitte and the ensuing litigation. IDB also accrued approximately $2.4 million for various non-income tax and related matters in the third quarter. See "Available Information," "Incorporation by Reference," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     As a result of these losses incurred by IDB in the third quarter, IDB is in default with respect to certain covenants not relating to payment under its line of credit with Bank of America National Trust and Savings Association ("Bank of America"). IDB is currently negotiating with Bank of America to obtain a waiver of such default. There can be no assurance that any such waiver will be obtained.

     RECENT EVENTS CONCERNING THE IDB BROADCAST UNIT. On November 11, 1994, IDB and Keystone Communications Corporation, a privately-held provider of broadcast distribution services ("Keystone"), entered into non-binding letters of intent regarding a series of transactions which, if consummated, will allow Keystone to operate and manage the broadcast business of IDB (excluding the simulcast and audio portions of the business) (the "Broadcast Business"). The letters of intent provide that Keystone will lease substantially all of the tangible assets of the Broadcast Business pursuant to an operating lease and will manage the contracts and other intangible assets of the Broadcast Business through a management agreement. In connection with these transactions, it is contemplated that IDB will also acquire for $6.0 million a 25% equity interest in Keystone to be held through a new partnership formed with other Keystone investors.

     On September 23, 1994, IDB entered into a letter agreement with Autotote Corporation a publicly-held provider of computerized wagering systems ("Autotote"), providing for the sale by IDB of the simulcast assets of its broadcast business to Autotote for $13.5 million and the sublease by IDB of certain satellite transmission capacity to Autotote on an ongoing basis. The simulcast assets consist primarily of transportable broadcast equipment used for the live transmission of sporting events via satellite in connection with wagering.

     Consummation of these transactions will be subject to the negotiation of definitive agreements and receipt of board and various third party approvals. There can be no assurance that any of these transactions will be consummated or, if consummated, that they will be on the terms described above.

     See "Risk Factors -- Factors Concerning IDB -- Resignation of Independent Auditors," "-- Stockholder Litigation," "-- Investigations and Other Proceedings," "-- Other Litigation," "-- Restated and Recent Financial Results," "Plan of Merger -- Terms and Conditions of the Proposed Merger -- Accounting Contingency," "Information Regarding IDB -- Recent Developments," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

THE PROPOSED MERGER

     Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement described below, Acquisition Subsidiary, a wholly owned subsidiary of LDDS, will merge with and into IDB. Upon consummation of the Merger, Acquisition Subsidiary's corporate existence will terminate and IDB will continue as the surviving corporation (the "Surviving Corporation"), wholly owned by LDDS.

     On the effective date of the Merger, except as described herein, each outstanding IDB Share will be converted into the right to receive a certain fraction of a share of LDDS Common Stock, depending on the average closing trade price of LDDS Common Stock for the thirty consecutive trading days prior to date three business days prior to the Closing Date (as hereinafter defined) of the Merger. The fractional amount of a share of LDDS Common Stock into which each IDB Share will be converted is referred to herein as the "Exchange Ratio." If the Share Value is equal to or less than $16.00, the Exchange Ratio will be
0.520231. If the Share Value is equal to or greater than $22.00, the Exchange Ratio will be 0.450867. If the Share Value is greater than $16.00 but less than $22.00, the Exchange Ratio increases or decreases by 0.001445 of an LDDS Share for each $0.125 decrease or increase, respectively, in the Share Value as more fully set forth in Section 1.3 of the Merger Agreement (provided that if the Share Value falls between any two of the Share Values listed therein, the Exchange Ratio shall be that applicable to the lower of the two Share Values). Fractional shares of LDDS Common Stock will not be issued; instead, IDB stockholders who would otherwise be entitled to fractional shares of LDDS Common Stock will receive cash in lieu thereof. See "Plan of Merger -- General Description of the Merger" and "-- Fractional Shares."

     Based on the capitalization of LDDS and IDB as of                , 1994,
the stockholders of IDB immediately prior to the consummation of the Merger will own securities representing from approximately 19.5% to 21.8% of the outstanding LDDS Common Stock on a fully diluted basis following consummation of the Merger, based on the minimum and maximum Exchange Ratios, respectively.

     Each holder of an IDB Option exercisable for shares of IDB Common Stock will be entitled to receive an option exercisable for LDDS Common Stock having the same terms and conditions as the IDB Option except that the exercise price and number of shares of LDDS Common Stock issuable upon exercise shall be divided and multiplied, respectively, by the Exchange Ratio. The IDB Notes will become convertible into shares of LDDS Common Stock, with a proportional adjustment being made to the conversion price of the IDB Notes to reflect the Exchange Ratio. See "Plan of Merger -- General Description of the Merger" and "-- Effect of Merger on IDB Notes."

     The Merger Agreement provides that the consummation of the Merger is subject to certain terms and conditions, including the receipt of (i) the requisite approval of certain matters relating to the Merger by the shareholders of LDDS and IDB; (ii) the written opinion of Arthur Andersen LLP, the independent auditors to both LDDS and IDB, to the effect that the Merger will qualify for pooling of interests accounting treatment; (iii) the written opinion of IDB's counsel that, except for cash received in lieu of fractional interests, IDB stockholders will recognize no gain or loss in connection with the Merger; and (iv) all material consents or approvals of governmental agencies or bodies required in connection with the Merger. Certain of the terms and conditions of the Merger, other than the requirement of shareholder approval, may be waived by the parties. The Merger will become effective at the time of the filing, after satisfaction or waiver of all of the conditions to the Merger, of a Certificate of Merger with the Secretary of State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The date on which the Effective Time occurs is referred to herein as the "Closing Date." The Merger may be effected without regard to whether the WilTel Acquisition is consummated. See "Plan of Merger -- Terms and Conditions of the Proposed Merger -- Conditions of the Merger."

     The Merger Agreement may be amended at any time prior to the Effective Time by the mutual written consent of the parties. The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of the parties or, unilaterally, by either party, if the Effective Time has not occurred on or before March 31, 1995, and in certain other circumstances. Termination by LDDS or IDB under certain circumstances will require the other party to make an $8 million payment as liquidated damages. See "Plan of Merger -- Terms and Conditions of the Proposed Merger -- Termination and Amendment of the Merger Agreement."

ACCOUNTING TREATMENT

     LDDS intends to account for the Merger as a pooling of interests under generally accepted accounting principles. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of IDB and LDDS will be combined, on a consolidated basis. See "Plan of Merger -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of O'Melveny & Myers, counsel to IDB, based on the representations and assumptions referred to in their opinion, the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). No gain or loss will be recognized for federal income tax purposes by IDB stockholders on the exchange of their IDB Shares solely for LDDS Shares in the Merger (except for cash paid in lieu of fractional shares). For a more complete description of the federal income tax consequences of the Merger, see "Plan of Merger -- Certain Federal Income Tax Consequences."

     HOLDERS OF IDB SHARES, IDB OPTIONS OR IDB NOTES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEIR PARTICULAR SITUATION, INCLUDING THE APPLICABILITY OF ANY FOREIGN LAWS AS WELL AS OTHER FEDERAL, STATE AND LOCAL LAWS.

LDDS'S REASONS FOR THE MERGER

     With pro forma consolidated 1993 revenues in excess of $2.0 billion (excluding the WilTel Acquisition), the consolidation of IDB with LDDS is expected to enhance LDDS's current position as one of the largest U.S. based long distance telecommunications companies in the industry, serving customers domestically and internationally. As a stronger competitor, LDDS believes the consolidated entity should be in a better position to pursue LDDS's four-point growth strategy, which consists of internal growth, the selective acquisition of smaller long distance companies with limited geographic service areas and market shares, the consolidation of certain third tier long distance carriers with larger market shares, and international expansion.

     The Board of Directors of LDDS also believes that the Merger provides the opportunity for significant cost savings primarily as a result of economies of scale derived from the achievement of network and operational efficiencies. In addition, the Board of Directors of LDDS believes that the Merger will create greater liquidity for the shareholders of the consolidated organization and provide greater access to capital markets than is currently enjoyed by LDDS individually. See "Plan of Merger -- Reasons for the Merger; Board Recommendations."

LDDS RECOMMENDATION

     At the meeting of LDDS's Board of Directors held to consider the Merger, the directors of LDDS present carefully considered and unanimously approved the terms of the Merger Agreement and the transactions contemplated thereby as being fair and in the best interest of LDDS and the holders of LDDS Common Stock and LDDS Preferred Stock (as hereinafter defined). THE LDDS BOARD OF DIREC-

TORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF LDDS VOTE "FOR" THE PROPOSAL TO APPROVE THE ISSUANCE OF LDDS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT. For a discussion of the factors considered by the directors of LDDS in reaching their decision, see "Plan of Merger -- Reasons for the Merger; Board Recommendations."

OPINION OF LDDS'S FINANCIAL ADVISOR

     On July 28, 1994, Breckenridge Securities Corp. ("Breckenridge"), financial advisor to LDDS, rendered its oral opinion (which it subsequently confirmed in writing) to the Board of Directors of LDDS to the effect that, based upon the facts and circumstances as they existed at that time and subject to the various assumptions and other considerations set forth in such opinion, as of July 28, 1994, the Exchange Ratio was fair from a financial point of view to the holders of LDDS Common Stock and LDDS Preferred Stock. A copy of Breckenridge's opinion is attached as Appendix B to this Joint Proxy Statement/Prospectus and holders of LDDS Common Stock and LDDS Preferred Stock are urged to read the opinion in its entirety. See "Plan of Merger -- Opinions of Financial Advisors."

THE LDDS SPECIAL MEETING

     The LDDS Special Meeting will be held on December 29, 1994 at        .m.,
local time, at 515 East Amite St., Jackson, Mississippi. At such meeting, LDDS shareholders will be asked to approve the issuance of LDDS Common Stock pursuant to the Merger Agreement and the proposal to approve the 1995 Plan. See also "Item 2. Approval of the LDDS Communications, Inc. 1995 Special Performance Bonus Plan" for a discussion of the proposal to approve the 1995 Plan. The Board of Directors of LDDS knows of no business that will be presented for consideration at the LDDS Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus.

     Only the holders of record of LDDS Common Stock and LDDS Preferred Stock as of the close of business on November 23, 1994 (the "LDDS Record Date") are entitled to notice of and to vote at the LDDS Special Meeting. At the close of
business on the LDDS Record Date, there were           shares of LDDS Common
Stock outstanding, 10,896,785 shares of Series 1 $2.25 Cumulative Senior Perpetual Convertible Preferred Stock (the "Series 1 Preferred Stock") and 2,000,000 shares of Series 2 6.5% Cumulative Senior Perpetual Convertible Preferred Stock (the "Series 2 Preferred Stock") outstanding and entitled to vote at the LDDS Special Meeting. On the LDDS Record Date, the shares of Series 1 Preferred Stock and Series 2 Preferred Stock (collectively, the "LDDS Preferred Stock") were convertible into 21,876,976 shares and 4,233,087 shares, respectively, of LDDS Common Stock.

     Holders of record of LDDS Common Stock as of the close of business on the LDDS Record Date are entitled to one vote per share on any matter voted on at the LDDS Special Meeting, whether voting as a class or voting together with LDDS Preferred Stock. The holders of Series 1 Preferred Stock and Series 2 Preferred Stock are entitled to vote, on an as-if-converted basis, together with holders of LDDS Common Stock as a single class on the issuance of the LDDS Common Stock pursuant to the Merger Agreement. The affirmative vote of the holders of at least a majority of the total votes cast by the holders of the LDDS Common Stock, the Series 1 Preferred Stock and the Series 2 Preferred Stock voting together as a class at the LDDS Special Meeting is required to approve the issuance of LDDS Common Stock pursuant to the Merger Agreement. Such approval is required by the rules of the NASD in the case of the issuance of LDDS Common Stock pursuant to the Merger. Approval of the 1995 Plan requires that more votes be cast at the LDDS Special Meeting in favor of the 1995 Plan than are cast against the 1995 Plan.

     The presence, either in person or by proxy, of the holders of a majority of the votes entitled to be cast on the matter as of the LDDS Record Date is necessary to constitute a quorum at the LDDS Special Meeting. Shares as to which voting authority is withheld will be considered present for purposes of determining the presence of a quorum at the LDDS Special Meeting but as not entitled to vote, and not voted, for purposes of the approval of the issuance of the LDDS Common Stock pursuant to the Merger Agreement. Shares as to which a broker indicates it has no discretion to vote and which are not voted will be considered not present at the LDDS Special Meeting for purposes of determining the presence of a quorum and as unvoted for purposes of the approval of the issuance of the LDDS Common Stock pursuant to the Merger Agreement. Shares voted to "abstain" will be considered to be present for purposes of establishing a quorum but will not have any effect on the proposal to approve the 1995 Plan. Shares as to which a broker indicates it lacks authority to vote on such proposal and which are not voted will be considered not present for purposes of determining the existence of a quorum and the requisite majority vote.

     As of the LDDS Record Date, directors and executive officers of LDDS and
their affiliates (as a group) were entitled to vote           shares of LDDS
Common Stock and 10,896,785 shares of Series 1 Preferred Stock (representing
21,876,976 underlying shares of LDDS Common Stock), or approximately      % of
the outstanding votes entitled to be cast at the LDDS Special Meeting. All such directors and executive officers and their affiliates have indicated their intention to vote their shares for the approval of the issuance of LDDS Common Stock pursuant to the Merger Agreement and for the approval of the 1995 Plan.

IDB'S REASONS FOR THE MERGER

     The Board of Directors of IDB believes that the Merger, whether or not the WilTel Acquisition is consummated, offers IDB and its stockholders an attractive opportunity to continue as stockholders of a company with enhanced financial and operational strength. The Merger would create one of the largest U.S.-based long distance telecommunications companies in the industry that could be expected to compete more effectively in national and world markets than IDB alone. The Board of Directors also believes that the Merger offers significant operating efficiencies and cost savings. In addition, the WilTel Acquisition, if it is consummated, is expected to amplify the benefits to IDB stockholders of the Merger by further enhancing the consolidated organization's financial and operational strength and providing additional opportunities for efficiencies and cost savings. Although the WilTel Acquisition will result in a substantial increase in the outstanding debt of LDDS, the IDB Board of Directors believes that on balance the WilTel Acquisition would create a consolidated organization which would be both stronger as an independent company and more attractive as an acquisition candidate. See "Plan of Merger -- Reasons for the Merger; Board Recommendations."

IDB RECOMMENDATION

     At the meetings of IDB's Board of Directors held to consider the Merger, the directors of IDB carefully considered and unanimously approved the terms of the Merger and the transactions contemplated thereby as being fair and in the best interests of IDB and its stockholders, whether or not the WilTel Acquisition is consummated. THE IDB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF IDB VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. For a discussion of the factors considered by the directors of IDB in reaching their decision, see "Plan of Merger -- Reasons for the Merger; Board Recommendations."

OPINIONS OF IDB'S FINANCIAL ADVISORS

     On July 28, 1994, Hambrecht & Quist Incorporated ("Hambrecht & Quist") and Chemical Securities Inc. ("Chemical"), financial advisors to IDB, each rendered its oral opinion (which each subsequently confirmed in writing) to the Board of Directors of IDB to the effect that on and as of the date of such opinion, based upon the procedures and subject to the assumptions described in such opinions, in the case of Hambrecht & Quist, that the consideration to be received by the holders of IDB Common Stock in the Merger is fair, from a financial point of view, to such holders and, in the case of Chemical, that the Exchange Ratio is fair, from a financial point of view, to the holders of IDB Common Stock. On September 19, 1994, each of Hambrecht & Quist and Chemical reconfirmed their opinions based upon facts known to them on that date, including the possibility of the WilTel Acquisition. A copy of Hambrecht & Quist's and Chemical's September 19, 1994 opinions are attached as Appendices C and D, respectively, to this Joint Proxy Statement/Prospectus, and holders of IDB Common Stock are urged to read the opinions in their entirety. See "Plan of Merger -- Opinions of Financial Advisors."

THE IDB SPECIAL MEETING

     The IDB Special Meeting will be held on December 29, 1994, at   :    .m.,
local time, at 515 East Amite St., Jackson, Mississippi. At such meeting, IDB stockholders will be asked to approve the Merger Agreement and the transactions contemplated thereby. If approved by the IDB and the LDDS stockholders, the Merger may be consummated without regard to whether the WilTel Acquisition is consummated. No substantive business will be presented for consideration at the IDB Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus.

     Only the holders of record of IDB Common Stock as of the close of business on November 23, 1994 (the "IDB Record Date") are entitled to notice of and to vote at the IDB Special Meeting. At the close of business on the IDB Record
Date, there were           shares of IDB Common Stock outstanding and entitled
to vote at the IDB Special Meeting. Each share of IDB Common Stock will entitle the holder to one vote at the IDB Special Meeting. The affirmative vote of at least a majority of the outstanding shares of IDB Common Stock is required to approve the Merger Agreement and the transactions contemplated thereby.

     The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of IDB Common Stock as of the IDB Record Date is necessary to constitute a quorum at the IDB Special Meeting. The shares represented by proxies marked "abstain" will be counted toward the requirements for a quorum. Abstentions, however, will not constitute a vote "for" or "against" approval of the Merger Agreement and the transactions contemplated thereby and thus have the practical effect of voting against the Merger Agreement. Shares of IDB Common Stock referred to as "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

     As of the IDB Record Date, directors and executive officers of IDB and their affiliates (as a group) were entitled to vote 5,184,463 shares of IDB
Common Stock, or approximately      % of the outstanding shares entitled to vote
at the IDB Special Meeting. All directors of IDB, who collectively are entitled to vote 5,180,423 shares of IDB Common Stock, have indicated their intention to vote their shares for the approval of the Merger Agreement and the transactions contemplated thereby at the IDB Special Meeting.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     After the Merger, IDB is expected to continue to operate under its current name as a subsidiary of LDDS. Following the Merger, it is anticipated that the LDDS Board will consist of the current directors of LDDS and the IDB nominee LDDS has agreed to elect or appoint to the LDDS Board pursuant to the terms of the Merger Agreement. It is anticipated that Jeffrey P. Sudikoff, Chairman and Chief Executive Officer of IDB, will be the IDB nominee appointed to serve as a director on the LDDS Board. See "Plan of Merger -- Management and Operations after the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of IDB's Board of Directors with respect to the Merger Agreement, IDB stockholders should be aware that certain members of IDB's management and its Board of Directors have interests in the Merger that are in addition to their interests as IDB stockholders. These interests include, among other matters, the interests of certain executive officers and directors of IDB in employment agreements that provide for substantial payments as a result of a change in control, such as the Merger; the interests of certain executive officers of IDB in their anticipated new employment arrangements with LDDS; the interests of certain executive officers and directors of IDB in stock options that will immediately vest and become exercisable as a result of a change in control, such as the Merger; the obligation of LDDS, under certain circumstances, to appoint Mr. Sudikoff as a director of LDDS; the obligations of LDDS to indemnify, advance the costs of defense of and hold harmless directors, executive officers, employees and agents of IDB, under certain circumstances, from claims, actions, suits or proceedings, including those referred to under "-- Recent Developments Regarding IDB" above; and certain obligations of LDDS with respect to employee benefit matters. The IDB Board was aware of these interests in effect on the date of approval and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "Plan of Merger -- Interests of Certain Persons in the Merger."

REGULATORY FILINGS AND APPROVALS

     Consummation of the Merger is contingent upon the receipt of approvals from the FCC and various state PUCs with respect to the transfer of control of IDB to LDDS and certain related transactions. LDDS and IDB previously have made the necessary filings with government agencies. The applicable waiting period under the Hart-Scott-Rodino Act has expired. See "Plan of Merger -- Certain Regulatory Filings and Approvals."

DISSENTERS' RIGHTS

     Pursuant to Section 262(b) of the Delaware General Corporation Law, IDB stockholders are not entitled to dissenters' or appraisal rights in connection with the Merger, because: (i) shares of IDB Common Stock were, at the IDB Record Date, designated as a Nasdaq National Market security; (ii) IDB stockholders will not be required to accept anything in exchange for their IDB Shares other than LDDS Shares (i.e., shares of stock which is designated as a Nasdaq National Market security) and cash in lieu of fractional shares of such stock; and (iii) the Restated Certificate of Incorporation of IDB does not otherwise provide IDB stockholders with dissenters' or appraisal rights applicable to the Merger. LDDS shareholders are also not entitled to dissenters' or appraisal rights with respect to the Merger. See "Dissenters' Rights."

COMPARISON OF SHAREHOLDER RIGHTS

     See "Comparative Rights of Shareholders" for a summary of certain differences between the rights of the holders of IDB Common Stock and LDDS Common Stock.

MARKET PRICES

     The shares of LDDS Common Stock and IDB Common Stock are both quoted on the Nasdaq National Market. Before the Prior Mergers, Resurgens' common stock was traded on the American Stock Exchange (the "AMEX") under the trading symbol RCG. At the close of business on September 14, 1993, Resurgens' common stock ceased trading on the AMEX and, on September 15, 1993, LDDS Common Stock started trading on the Nasdaq National Market under the trading symbol LDDS. The name of Resurgens, the legal survivor, was changed to LDDS Communications, Inc. at the time of the Prior Mergers. Before the Prior Mergers, LDDS-TN common stock was traded on the Nasdaq National Market under the trading symbol LDDSA. Upon effectiveness of the Prior Mergers on September 15, 1993, each share of the outstanding Class A Common Stock of LDDS-TN was converted into the right to receive 0.9595 shares of LDDS Common Stock; the information below has been adjusted to reflect this exchange ratio. The following table sets forth the high and low sales prices per share of LDDS Common Stock (including the common stock of Resurgens and LDDS-TN prior to September 15, 1993) and IDB Common Stock as reported on the Nasdaq National Market or the AMEX, as applicable, in each case based on published financial sources, for the periods indicated.

     None of LDDS, Resurgens, LDDS-TN or IDB has ever paid any cash dividends on its common stock. LDDS's existing and proposed new credit facilities prohibit the payment of cash dividends on the LDDS Common Stock without the prior consent of the lenders. None of IDB's existing debt agreements restricts its ability to pay dividends on the IDB Common Stock. The per share information presented below and elsewhere in this Joint Proxy Statement/Prospectus has been adjusted to reflect all stock splits and stock dividends of LDDS and IDB.

                                                LDDS COMMON STOCK(1)
                                       ---------------------------------------
                                        RESURGENS PRIOR        LDDS-TN PRIOR
                                          TO 9/15/93            TO 9/15/93         IDB COMMON STOCK
                                       -----------------     -----------------     -----------------
                                        HIGH       LOW        HIGH       LOW        HIGH       LOW
                                       ------     ------     ------     ------     ------     ------
1992:
  First Quarter......................  $10.75     $ 6.25     $11.64     $ 9.29     $ 5.90     $ 3.55
  Second Quarter.....................    9.50       5.75      11.72       8.95       5.74       4.08
  Third Quarter......................    9.00       6.50      11.99      10.07       5.32       4.08
  Fourth Quarter.....................   15.81       6.88      15.81      11.38       7.22       4.61
1993:
  First Quarter......................   19.81      14.50      19.15      14.85       8.65       6.03
  Second Quarter.....................   20.38      17.19      20.97      17.20      13.41       8.33
  Third Quarter......................   26.00      18.13      26.00      17.77      17.61      11.74

                                                    LDDS COMMON
                                                     STOCK(1)                      IDB COMMON STOCK
                                                -------------------                -----------------
                                                 HIGH         LOW                   HIGH       LOW
                                                ------       ------                ------     ------
  Fourth Quarter...................             $26.38       $20.13                $18.65     $13.57
1994:
  First Quarter....................              29.50        23.25                 20.50      16.00
  Second Quarter...................              25.25        14.00                 18.25       5.25
  Third Quarter....................              25.00        16.50                 11.19       8.13
  Fourth Quarter (through
     November 16, 1994)............              24.38        19.88                  9.63       8.13

- ---------------
(1) At the close of business on September 14, 1993, in connection with the Prior Mergers, Resurgens' common stock ceased trading on the AMEX. On September 15, 1993, LDDS Common Stock, the stock of the corporation surviving the Prior Mergers, commenced trading on the Nasdaq National Market. Accordingly, the high and low sales prices per share shown for Resurgens and LDDS-TN beginning on September 15, 1993 are the same and are the high and low sales prices per share of LDDS Common Stock.

     LDDS and IDB entered into the Merger Agreement on August 1, 1994. The following table sets forth the closing prices for a share of LDDS Common Stock and a share of IDB Common Stock as reported by Nasdaq National Market on July 13, 1994, the last trading day preceding the first public announcement of negotiations concerning LDDS's possible acquisition of IDB, on July 29, 1994, the last trading day preceding the public announcement of the execution of the Merger Agreement, on August 1, 1994, the day of the public announcement of the
execution of the Merger Agreement, and on             , 1994, the last
practicable trading day before the printing of this Joint Proxy Statement/Prospectus.

                                           CLOSING PRICE OF      CLOSING PRICE OF     IDB PRO FORMA
                  DATE                     LDDS COMMON STOCK     IDB COMMON STOCK     EQUIVALENT(1)
- -----------------------------------------  -----------------     ----------------     -------------
July 13, 1994............................       $ 18.75               $ 9.88              $8.45
July 29, 1994............................         19.38                 9.50               8.74
August 1, 1994...........................         19.50                 9.38               8.79
            , 1994.......................

- ---------------
(1) The IDB pro forma equivalent represents the closing prices of LDDS Common Stock multiplied by an assumed Exchange Ratio of 0.450867 of a share of LDDS Common Stock for each share of IDB Common Stock so that the IDB pro forma equivalent amounts represent the respective values of one share of IDB Common Stock.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR LDDS COMMON STOCK AND IDB COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE SHARE VALUE THAT WILL BE USED TO CALCULATE THE EXCHANGE RATIO OR AS TO THE MARKET PRICES OF LDDS COMMON STOCK OR IDB COMMON STOCK AT THE EFFECTIVE TIME OF THE MERGER.

COMPARATIVE PER SHARE DATA

     The following table sets forth for LDDS Common Stock and IDB Common Stock for the periods indicated selected historical per share data and the corresponding pro forma and pro forma equivalent per share amounts, giving effect to the proposed Merger and excluding the WilTel Acquisition (except as otherwise set forth in the notes hereto). The data presented are based upon the consolidated financial statements and related notes of each of LDDS and IDB incorporated by reference in this Joint Proxy Statement/Prospectus, and the pro forma combining balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with and is qualified in its entirety by the historical and pro forma combining financial statements and related notes thereto. The assumptions used in the preparation of this table appear elsewhere in this Joint Proxy Statement/Prospectus. See "Pro Forma Combining Financial Statements." These data are not necessarily indicative of the results of the future operations of the consolidated organization or the actual results that would have occurred if the Merger had been consummated prior to the periods indicated. See "Incorporation By Reference."

                                                                           LDDS/IDB              IDB
                                               LDDS           IDB          PRO FORMA          PRO FORMA
                                            HISTORICAL     HISTORICAL     COMBINED(1)     EQUIVALENT(2)(3)
                                            ----------     ----------     -----------     -----------------
Book value per common share:
  December 31, 1993........................   $ 8.61         $ 4.05         $  8.69            $  3.92
  September 30, 1994.......................     9.30           1.93            8.23               3.71
Cash dividends per common share:
  Year ended December 31, 1993.............       --             --              --                 --
  Year ended December 31, 1992.............       --             --              --                 --
  Year ended December 31, 1991.............       --             --              --                 --
  Nine months ended September 30, 1994.....       --             --              --                 --
  Nine months ended September 30, 1993.....       --             --              --                 --
Income (loss) per common share from
  continuing operations:
  Primary:
     Year ended December 31, 1993..........     0.85           0.33            0.56               0.25
     Year ended December 31, 1992..........    (0.03)          0.24            0.06               0.03
     Year ended December 31, 1991..........     0.41           0.11            0.39               0.18
     Nine months ended September 30,
       1994................................     0.76          (2.31)          (0.28)             (0.13)
     Nine months ended September 30,
       1993................................     0.62           0.27            0.62               0.28
  Fully diluted:
     Year ended December 31, 1993..........     0.85           0.32            0.55               0.25
     Year ended December 31, 1992..........    (0.03)          0.24            0.06               0.03
     Year ended December 31, 1991..........     0.40           0.11            0.39               0.18
     Nine months ended September 30,
       1994................................     0.76          (2.31)          (0.28)             (0.13)
     Nine months ended September 30,
       1993................................     0.62           0.25            0.60               0.27

- ---------------

(1) See "Pro Forma Combining Financial Statements."

(2) The IDB pro forma equivalent represents the combined pro forma earnings, dividends and book value per common share of IDB and LDDS multiplied by an assumed Exchange Ratio of 0.450867 shares of LDDS Common Stock for each share of IDB Common Stock so that the IDB pro forma equivalent amounts represent the respective values of one share of IDB Common Stock. No assurance can be given as to the actual Exchange Ratio that will be utilized in the Merger.

(3) The data in the table excludes the WilTel Acquisition. If the WilTel Acquisition were included, selected IDB pro forma equivalent per share amounts would reflect book value per common share of $3.71 as of September 30, 1994, primary (losses) per share of ($0.02) and ($0.63) for the year ended December 31, 1993 and the nine months ended September 30, 1994, respectively, and fully diluted (losses) per share of ($0.02) and ($0.63) for the year ended December 31, 1993 and the nine months ended September 30, 1994, respectively.

SUMMARY FINANCIAL DATA

     The table on the following page presents selected historical financial data of LDDS and IDB and selected unaudited pro forma financial data after giving effect to the Merger as a pooling of interests for accounting purposes, assuming the Merger had occurred at the beginning of the earliest period presented, but without giving effect to direct acquisition costs or any resulting restructuring costs associated with the consummation of the Merger. All such costs are estimated to total $50 million, and include approximately $10 million of direct acquisition costs. The pro forma financial data do not give effect to any potential cost savings and synergies that could result from the Merger. The LDDS historical data for each of the years in the five-year period ended December 31, 1993 are based on the historical financial statements of LDDS as audited by Arthur Andersen LLP, independent auditors. The IDB historical data for each of the years in the five-year period ended December 31, 1993 are based on the historical financial statements of IDB as audited by Deloitte & Touche, LLP, independent auditors. The selected financial data for LDDS for the nine month periods ended September 30, 1994 and 1993 have been obtained from unaudited financial statements and, in the opinion of the management of LDDS, include all adjustments (of a normal and recurring nature) which are necessary to present fairly the data for such periods. The selected financial data for IDB for the nine month periods ended September 30, 1994 and 1993 have been obtained from unaudited financial statements and, in the opinion of the management of IDB, include all adjustments (all of which are of a normal and recurring nature except as disclosed in the Notes to the Consolidated Financial Statements for the nine months ended September 30, 1994 included herein) which are necessary to present fairly the data for such periods. The pro forma data is not necessarily indicative of the results of operations of the financial condition that would have been reported had the Merger been in effect during those periods, or as of those dates, or that may be reported in the future. Pro forma combined per share data of LDDS and IDB give effect to the exchange of each share of IDB Common Stock for 0.450867 of a share of LDDS Common Stock.

     These data should be read in conjunction with and are qualified in their entirety by the consolidated financial statements of each of LDDS and IDB, and the related notes thereto, incorporated by reference herein, and the pro forma combining financial statements and the accompanying notes set forth elsewhere in this Joint Proxy Statement/Prospectus. See "Available Information," "Incorporation by Reference," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

                [THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                  ------------------------------------------------------------      ----------------------
                                    1993           1992         1991        1990        1989          1994         1993
                                  ---------      ---------    --------    --------    --------      ---------    ---------
LDDS -- HISTORICAL
Revenues........................  $1,144,714     $ 800,753    $618,056    $505,108    $442,247      $1,275,536   $ 752,313
Income (loss) from continuing
  operations (after preferred
  dividend requirement):
  Total.........................     93,731         (2,296)     36,757      38,047      27,902         97,839       63,440
  Per common share:
    Primary.....................       0.85          (0.03)       0.41        0.44        0.34           0.76         0.62
    Fully diluted...............       0.85          (0.03)       0.40        0.44        0.34           0.76         0.62
Dividends per common share......         --             --          --          --          --             --           --
Total assets....................  2,514,529        869,622     780,495     518,060     421,029      2,782,566    2,450,538
Long-term debt..................    525,980        333,742     327,652     225,690     177,817        519,171      570,015
Shareholders' investment........  1,621,665        342,968     280,466     191,688     154,959      1,740,338    1,570,525

                                                                                                      NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                  ------------------------------------------------------------      ----------------------
                                    1993           1992         1991        1990        1989          1994         1993
                                  ---------      ---------    --------    --------    --------      ---------    ---------
IDB -- HISTORICAL
Revenues........................  $ 339,364(1)   $ 155,344    $104,437    $ 86,451    $ 60,746      $ 378,100    $ 221,370
Income (loss) from continuing
  operations (after preferred
  dividend requirement):
  Total.........................     18,907          8,528       2,835          65       1,796       (170,520)      14,747
  Per common share:
    Primary.....................       0.33           0.24        0.11        0.00        0.10          (2.31)        0.27
    Fully diluted...............       0.32           0.24        0.11        0.00        0.10          (2.31)        0.25
Dividends per common share......         --             --          --          --          --             --           --
Total assets....................    722,189        371,656     179,414     156,405     139,514        663,178      705,607
Long-term debt..................    195,500        106,334      85,683     101,901     101,479        205,500      209,080
Shareholders' equity............    290,135        135,855      67,474      34,827      20,739        143,606      280,944

                                                                                                      NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                  ------------------------------------------------------------      ----------------------
                                   1993(2)         1992         1991        1990        1989         1994(2)       1993
                                  ---------      ---------    --------    --------    --------      ---------    ---------
PRO FORMA COMBINED
Revenues........................  $2,018,238     $ 948,060    $719,214    $591,559    $502,993      $1,647,771   $ 966,957
Income from continuing
  operations (after preferred
  dividend requirement):
  Total.........................     82,268          6,232      39,592      38,112      29,698        (43,041)      78,187
  Per common share:
    Primary.....................       0.56           0.06        0.39        0.38        0.32          (0.28)        0.62
    Fully diluted...............       0.55           0.06        0.39        0.38        0.32          (0.28)        0.60
Dividends per common share......         --             --          --          --          --             --           --
Total assets....................  3,236,718      1,241,278     959,909     674,465     560,543      3,445,744    3,156,145
Long-term debt..................    721,480        440,076     413,335     327,591     279,296        724,671      779,095
Shareholders' investment........  1,911,800        478,823     347,940     226,515     175,698      1,883,944    1,851,469

- ---------------

Notes to Summary Financial Data:

(1) IDB reclassified payments to foreign telephone companies to complete calls made from the United States by IDB's customers. These payments, which previously were classified as direct reductions of transmission services revenue, are now classified as cost of sales. Operating income (loss), net income (loss) available to common shareholders and the balance sheet are not affected. The amount of revenues reported by IDB for the years ended prior to December 31, 1993 do not reflect this reclassification because the amounts subject to reclassification were not material.

(2) During 1993, LDDS and IDB acquired various other long distance companies offering services similar or complementary to those offered by LDDS and IDB, respectively. The pro forma combined data for the year ended December 31, 1993 and the nine months ended September 30, 1994 reflect unaudited results of operations as if the Prior Mergers and the acquisition of Dial-Net, Inc. ("Dial-Net") by LDDS and TRT Communications, Inc. ("TRT") by IDB had occurred at the beginning of 1993. During August 1994, LDDS also entered into an agreement to acquire WilTel. The following amounts reflect unaudited pro forma results of operations as if the Prior Mergers and the acquisitions of Dial-Net, TRT and WilTel had occurred at the beginning of 1993.

                                                                               NINE MONTHS ENDED
                                                            YEAR ENDED           SEPTEMBER 30,
                                                         DECEMBER 31, 1993           1994
                                                         -----------------     -----------------
    Revenues...........................................      $2,631,740            $2,249,563
    Loss from continuing operations:
      Total............................................         (3,385)              (97,289)
      Per common share:
         Primary.......................................          (0.02)                (0.63)
         Fully diluted.................................          (0.02)                (0.63)

                                  RISK FACTORS

     The following factors should be considered carefully by the holders of LDDS Common Stock, LDDS Preferred Stock and the holders of IDB Common Stock in connection with the proposals to approve certain matters relating to the Merger Agreement which will be voted upon at the Special Meetings.

FACTORS CONCERNING IDB

     RESIGNATION OF INDEPENDENT AUDITORS. On May 23, 1994, Deloitte resigned as IDB's independent auditors. Deloitte has stated it resigned as a result of events surrounding the release and reporting of IDB's financial results for the first quarter of 1994. In submitting its resignation, Deloitte informed IDB management and the Audit Committee of the IDB Board of Directors that there had been a serious breakdown in IDB's process of identifying, analyzing and recording IDB's business transactions which prohibited Deloitte from the satisfactory completion of a quarterly review, and that Deloitte was no longer willing to rely on IDB management's representations regarding IDB's interim financial statements. IDB announced Deloitte's resignation on May 31, 1994. On June 24, 1994, upon the recommendation of the independent members of IDB's Audit Committee, IDB retained Arthur Andersen LLP as its new independent auditors. On August 22, 1994, IDB filed Amendment No. 1 on Form 10-Q/A restating its 1994 first quarter results in order to eliminate previously recorded items, which items were among those as to which Deloitte had expressed disagreement.

     STOCKHOLDER LITIGATION. Between June 1, 1994 and June 6, 1994, 22 class action complaints were filed in the U.S. District Court for the Central District of California on behalf of persons who purchased IDB Common Stock and IDB Notes against IDB and the current directors and certain officers of IDB and other parties. In addition, a class action complaint (Hassani v. IDB Communications Group, Inc.) has been filed in California state court against IDB, its current directors, certain of its executive officers and Deloitte alleging state law violations. The complaints allege violations of federal and state securities laws for disseminating allegedly false and misleading statements concerning IDB's earnings and accounting practices. Stockholder derivative actions have also been filed in federal court in California and the Delaware Chancery Court (Steele v. Sudikoff, et al.). The District Court has ordered the 22 class action complaints and the California derivative action consolidated as one action styled In re IDB Communications Group, Inc. Securities Litigation. A consolidated and amended complaint was filed in the District Court on November 18, 1994.

     On November 18, 1994, IDB, LDDS and representatives of the plaintiffs in the foregoing litigation entered into a Stipulation of Settlement (the "Stipulation"). The Stipulation provides that all claims that were or could have been asserted by the plaintiffs against IDB or any of the other defendants in the consolidated action, or on behalf of or by IDB against IDB directors and officers will, subject to the fulfillment of certain conditions precedent and the approval of the court, be settled and released and the litigation dismissed in its entirety with prejudice in exchange for payments totalling $75.0 million. The conditions precedent to the settlement include completion of the Merger, timely payment of settlement funds to the escrow agents for the class action and derivative action plaintiffs, and dismissal of the Delaware Chancery Court derivative action and California state court class action. The Stipulation terminates automatically in the event that Court approval is not obtained or any of the other conditions precedent listed in the Stipulation do not occur, unless counsel for the class action and derivative action plaintiffs and counsel for IDB and LDDS mutually agree in writing to proceed with the Stipulation. Consequently, there can be no assurance that the litigation will be settled and dismissed on the terms described herein or at all.

     IDB is a party to indemnification agreements with certain of the other defendants in the actions described above, including IDB's officers and directors, certain selling shareholders and certain underwriters. IDB's officers and directors are not covered by any applicable liability insurance. LDDS has agreed to provide indemnification to IDB's officers and directors under certain circumstances. See "Plan of Merger -- Interests of Certain Persons in the
Merger -- Indemnification" and "Comparative Rights of Shareholders -- Indemnification of Directors and Officers."

     INVESTIGATIONS AND OTHER PROCEEDINGS. On June 9, 1994, the Commission issued a formal order of investigation concerning certain matters, including IDB's financial position, books and records and internal controls and trading in IDB securities on the basis of non-public information. The Commission has issued subpoenas to IDB and others, including Mr. Sudikoff, in connection with its investigation. The NASD and other self-regulatory bodies have also made inquiries of IDB concerning similar matters. IDB is cooperating with the Commission's investigation and the other inquiries and is in the process of complying with the subpoenas it has received.

     In October 1994, the U.S. Attorney's Office for the Central District of California issued grand jury subpoenas to IDB seeking documents relating to IDB's first quarter results and the Deloitte resignation. IDB has been informed that a criminal investigation has commenced and is cooperating with the U.S. Attorney's Office.

     OTHER LITIGATION. On August 20, 1994, SynTech filed a complaint in the U.S. District Court for the District of Columbia alleging that IDB Mobile is infringing upon SynTech's copyrights in certain computer software. On September 7, 1994, IDB Mobile filed counterclaims against SynTech for, among other things, breach of contract and interference with IDB Mobile's contracts with its customers. Both parties filed motions for summary judgment, which were heard on November 16, 1994. The parties are awaiting the court's ruling regarding their respective motions for summary judgment.

     On October 12, 1994, Community Network Services, Inc., a reseller of local and long distance telephone service in New York, filed a complaint in the U.S. District Court for the Southern District of New York alleging breach of contract, false advertising under the Lanham Act and a violation of the Racketeering and Corrupt Organization Act (RICO) based on IDB's termination of service to the plaintiff.

     On October 21, 1993, Euronet, Incom, Benjamin Lebovitz and Eli Lior filed a complaint in the U.S. District Court for the Southern District of New York against IDB and certain IDB personnel, alleging that IDB breached an oral agreement to enter into a joint venture with Euronet and that the employee defendants committed fraud by failing to disclose that IDB had entered into a similar joint venture with a competitor of Euronet. The plaintiffs also allege that IDB breached separate agency and sales representative agreements and seek compensatory and punitive damages and injunctive relief.
                            ------------------------

     IDB is unable at this time to predict the outcome of any of the foregoing litigation, investigations or other proceedings. However, if determined adversely to IDB, the impact of such matters on the financial position and results of operations of IDB or, if the Merger is consummated, the consolidated organization, could be material. See "Plan of Merger -- Terms and Conditions of the Proposed Merger -- Accounting Contingency," "-- Interests of Certain Persons in the Merger -- Indemnification," "Information Regarding IDB -- Recent Developments," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     RESTATED AND RECENT FINANCIAL RESULTS. On August 1, 1994, IDB announced that it would restate its reported financial results for the quarter ended March 31, 1994 to eliminate approximately $6 million of pre-tax income, approximately $5 million of which related to a sale of transponder capacity and approximately $1 million of which related to purchase accounting adjustments. On November 21, 1994, IDB filed Form 10-Q/A amendments to its reported first and second quarter financial results making the previously announced changes and reflecting the effect of IDB's method of accounting for international long distance traffic, thereby reducing its first quarter net income from $0.12 per share, as originally reported, to $0.05 per share and, when combined with adjustments for income tax effects, increasing its second quarter net loss from $0.20 per share, as originally reported, to $0.27 per share.

     For its third quarter ended September 30, 1994, IDB reported a net loss, after income taxes, of $154.7 million or $2.08 per share on revenues of $131 million. For the nine months ended September 30, 1994, IDB reported a net loss, after income taxes, of $170.5 million or $2.31 per share on revenues of $378.1 million. Operating results in the third quarter of 1994 were significantly affected by a stockholder litigation provision of $76.0 million, a reduction in carrying value of certain IDB Broadcast assets of $35.0 million and a valuation reserve of $18.3 million provided against deferred tax assets. The pre-tax loss in the third quarter also reflects significant one time expenses of approximately $2.0 million related to the Merger, and approximately $2.5 million in accounting and legal expenses incurred in connection with the resignation of Deloitte and the ensuing litigation. IDB also accrued approximately $2.4 million for various non-income tax and related matters in the third quarter. See "Available Information," "Incorporation by Reference," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     As a result of these losses incurred by IDB in the third quarter, IDB is in default with respect to certain covenants not relating to payment under its line of credit with Bank of America. IDB is currently negotiating with Bank of America to obtain a waiver of such default. There can be no assurance that any such waiver will be obtained.

     RISKS OF INTERNATIONAL BUSINESS. IDB derives substantial revenues by providing international communication services primarily to customers headquartered in the United States. Such operations are subject to certain risks such as changes in foreign government regulations and telecommunication standards, licensing requirements, tariffs or taxes and other trade barriers and political and economic instability. In addition, IDB's revenues and cost of sales are sensitive to changes in international settlement rates. International rates may decrease in the future due to aggressiveness on the part of existing carriers, aggressiveness on the part of new entrants into niche markets, the widespread resale of international private lines, the consummation of joint ventures among large international carriers that facilitate targeted pricing and cost reductions, and the rapid growth of international circuit capacity due to the deployment of new transatlantic and transpacific fiber optic cables. If the Merger is consummated, the international operations of the consolidated organization will also be subject to these same risks. The anticipated increased traffic volumes and cost reductions related to the Merger may not offset any resulting rate decreases.

FACTORS CONCERNING LDDS

     RISKS OF INCREASED FINANCIAL LEVERAGE; DEBT SERVICE, INTEREST RATE FLUCTUATIONS, POSSIBLE REDUCTION IN LIQUIDITY, DIVIDEND RESTRICTIONS, AND OTHER RESTRICTIVE COVENANTS. If the WilTel Acquisition is consummated, LDDS will, as a result of the financing thereof, have a significantly higher degree of leverage than currently exists. At September 30, 1994, LDDS reported $519.2 million of long-term debt (including capital leases) and a debt to equity ratio of 0.30; IDB reported $205.5 million of long-term debt and a debt to equity ratio of 1.43. Based on LDDS's pro forma balance sheet at September 30, 1994, as a result of the acquisition of IDB, LDDS would have long-term debt (including capital leases) of $724.7 million and a debt to equity ratio of 0.38; and as a result of the acquisition of IDB and WilTel and the financing of the WilTel Acquisition, LDDS would have long-term debt (including capital leases) of $3.4 billion and a debt to equity ratio of 1.8.

     Borrowings under LDDS's existing and proposed bank credit facilities bear interest at rates that fluctuate with prevailing short-term interest rates. Increases in interest rates on these obligations would have an adverse effect upon LDDS's reported net income and cash flow. In addition, these credit facilities restrict the payment of dividends and otherwise limit LDDS's financial flexibility. See "Information Regarding LDDS -- Recent Developments" for a description of LDDS's proposed credit facilities. Management of LDDS believes that the combined operations of LDDS, IDB and WilTel would generate sufficient cash flow to service LDDS's debt under the proposed bank credit facilities upon consummation of the proposed WilTel Acquisition; however, economic downturns, increased interest rates and other adverse developments, including factors beyond LDDS's control, could impair its ability to service the resulting indebtedness. In addition, the cash flow required to service LDDS's debt would reduce its liquidity, which in turn may reduce its ability to fund internal growth, additional acquisitions and capital improvements. Facility B of the proposed bank credit facilities, which totals $1.25 billion, would mature in a single installment on December 31, 1996. Facility A, which totals $2.16 billion, would mature in a series of varying quarterly installments from 1996 through 2000.

     LDDS anticipates it would need to refinance Facility B, which would require LDDS to seek other financing alternatives such as public or private debt or equity offerings, or refinancing with the existing or new lenders, although, to the extent available, Facility A may be used to refinance Facility B. No assurance can be given that any such refinancing would be available on terms reasonably acceptable to LDDS. See "Pro Forma

Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     INTEGRATION OF WILTEL. Although LDDS believes that significant networking and operational efficiencies and growth opportunities will be created by combining the operations of WilTel and LDDS, if the WilTel Acquisition is consummated, there can be no assurance that WilTel's operations will be completely integrated with LDDS's operations or that the efficiencies and growth opportunities anticipated to result from the combination of LDDS and WilTel will materialize. See "-- Factors Concerning LDDS and IDB -- Acquisition Integration" and "Information Regarding LDDS -- Recent Developments."

     MANAGEMENT CONTROL OF LDDS. As of the LDDS Record Date, the current directors and executive officers of LDDS and their affiliates beneficially owned approximately 39% of the outstanding shares of LDDS Common Stock, including shares which may be acquired upon exercise of options and warrants and conversion of LDDS Preferred Stock (and will own from approximately 30% to 31% after the Merger). MCC alone is the beneficial owner of approximately 20% of such shares (and will own from approximately 15% to 16% after the Merger), including approximately 21.9 million shares of LDDS Common Stock issuable upon conversion of LDDS's Series 1 Preferred Stock. In addition, after the Merger, Mr. Sudikoff, who is expected to be appointed a director of LDDS, will
beneficially own from      % to      % of the outstanding shares of LDDS Common
Stock, based on his beneficial ownership of IDB Common Stock as of the IDB Record Date. See "Plan of Merger -- Interests of Certain Persons in the
Merger -- Director Nominee." This level of stock ownership by management could result in its ability to substantially influence the outcome of voting on proposals submitted to a vote of shareholders, such as the election of directors, amendments to the Amended and Restated Articles of Incorporation of LDDS, and potential acquisitions of LDDS by other companies.

     ANTI-TAKEOVER PROVISIONS. The Amended and Restated Articles of Incorporation of LDDS contain provisions (a) requiring a 70% vote for approval of certain business combinations with certain 10% shareholders unless approved by a majority of the continuing Board of Directors or unless certain minimum price, procedural and other requirements are met; (b) restricting aggregate beneficial ownership of the capital stock of LDDS by foreign shareholders to 20% of the total outstanding capital stock, and subjecting excess shares to redemption; and (c) requiring a two-thirds vote of the holders of the Series 2 Preferred Stock to approve certain extraordinary transactions or, alternatively, redemption of such stock at a specified premium. In addition, the Bylaws of LDDS
(a) contain requirements regarding advance notice of nomination of directors by shareholders, and (b) restrict the calling of special meetings by shareholders to those owning shares representing not less than 40% of the votes to be cast. These provisions may have an "anti-takeover" effect. See "Comparative Rights of Shareholders" herein and "Information Regarding Resurgens -- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement," "Proposals No. 1 and 2 -- The Proposed Mergers -- Description of the Series 2 Preferred Stock" and "-- Special Redemption Provisions" contained in the 1993 Joint Proxy Statement/Prospectus, which hereby are incorporated herein by reference.

     CONTINGENT LIABILITIES. LDDS and WilTel are each subject to a number of legal and regulatory proceedings. While management believes that the probable outcome of any of these matters, or all of them combined, will not have a material adverse effect on LDDS's consolidated results of operations or financial position, no assurance can be given that a contrary result will not obtain. See Item 3 -- "Legal Proceedings" contained in the 1993 LDDS Form 10-K,
Item 1 of Part II of each of the 1994 LDDS Form 10-Q's, and Note 11 to the Combined Financial Statements of WilTel Network Services for the nine month period ended September 30, 1994, contained in LDDS's Current Report on Form 8-K dated August 22, 1994 (filed September 8, 1994) (as amended by Current Report on Form 8-K/A filed November 17, 1994), which hereby are incorporated herein by reference.

FACTORS CONCERNING LDDS AND IDB

     ACQUISITION INTEGRATION. A major portion of LDDS's and IDB's respective growth in recent years has resulted from acquisitions, which involve certain operational and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally perceived by management of the acquiror, while the acquiror continues to incur operating expenses to provide the services formerly provided by the acquired company. Financial risks involve the incurrence of indebtedness by the acquiror in order to effect the acquisition and the consequent need to service that indebtedness. In addition, the issuance of stock in connection with acquisitions dilutes the voting power and may dilute certain other interests of existing shareholders. In carrying out its acquisition strategy, LDDS and IDB each attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but such unexpected liabilities may nevertheless accompany acquisitions. There can be no assurance that LDDS, IDB or the consolidated organization will be successful in identifying attractive acquisition candidates or completing additional acquisitions on favorable terms.

     In addition, although management of LDDS believes that it will be able to integrate successfully the business and operations of IDB and WilTel, there can be no assurance that LDDS will be able to accomplish such integration or integrate any other acquired businesses into its operations and obtain the desired networking and operating efficiencies. There can also be no assurance that the anticipated growth opportunities resulting from the consolidated organization will materialize. See "Plan of Merger -- Background of the Merger," "-- Reasons for the Merger; Board Recommendations" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     INTERESTS OF CERTAIN PERSONS IN THE MERGER. In considering the recommendations of IDB's Board of Directors with respect to the Merger Agreement, IDB stockholders should be aware that certain members of IDB's management and its Board of Directors have interests in the Merger that are in addition to their interests as IDB stockholders. These interests include, among other matters, the interests of certain executive officers and directors of IDB in employment agreements that provide for substantial payments as a result of a change in control, such as the Merger; the interests of certain executive officers of IDB in their anticipated new employment arrangements with LDDS; the interests of certain executive officers and directors of IDB in stock options that will immediately vest and become exercisable as a result of a change in control, such as the Merger; the obligation of LDDS, under certain circumstances, to appoint Mr. Sudikoff, Chairman and Chief Executive Officer of IDB, as a director of LDDS; the obligations of LDDS to indemnify, advance the costs of defense of and hold harmless directors, executive officers, employees and agents of IDB, under certain circumstances, from claims, actions, suits or proceedings, including those referred to under "Factors Concerning
IDB -- Stockholder Litigation" and "-- Investigations and Other Proceedings" above; and certain obligations of LDDS with respect to employee benefit matters. The IDB Board was aware of these interests in effect on the date of approval and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "Plan of Merger -- Interests of Certain Persons in the Merger."

     FAIRNESS OPINIONS -- INTERESTS OF FINANCIAL ADVISORS. In approving the Merger Agreement and the transactions contemplated thereby, the Boards of Directors of LDDS and IDB considered the fairness opinions of their respective financial advisors. See "Plan of Merger -- Opinions of Financial Advisors." Breckenridge, LDDS's financial advisor, and Hambrecht & Quist and Chemical, IDB's financial advisors, are each entitled to a fee that is contingent upon the consummation of the Merger. Hambrecht & Quist also is a defendant in certain litigation involving IDB (see "Information Regarding IDB -- Recent
Developments -- Stockholder Litigation") and is a market maker for IDB securities. Chemical and certain of its affiliates have provided, and may provide in the future, commercial and investment banking services to Williams. An affiliate of Chemical has provided personal banking services to certain officers and directors of IDB and LDDS, and has agreed to participate as a member of the syndicate of banks which may provide financing to LDDS in connection with the WilTel Acquisition. In addition, none of the financial advisors independently appraised the possible effects of pending or potential litigation involving LDDS, WilTel or IDB.

     DEPENDENCE ON AVAILABILITY OF TRANSMISSION FACILITIES. The future profitability of LDDS, IDB and the consolidated organization will be dependent in part on their respective ability to utilize transmission facilities leased from others on a cost-effective basis, particularly if the WilTel Acquisition is not consummated. Due to the possibility of unforeseen changes in industry conditions, the continued availability of leased transmission facilities at historical rates cannot be assured. See Item 1 -- "Business -- Transmission Facilities" contained in the 1993 LDDS Form 10-K and Item 1 -- "Business -- Facilities" contained in the 1993 IDB Form 10-K, which are hereby incorporated herein by reference.

     REGULATION RISKS. LDDS and IDB are each subject, and the consolidated organization will be subject, to extensive regulation at the federal and state levels, as well as in various foreign countries in connection with certain overseas business activities. The regulatory environment varies substantially by jurisdiction.

     The regulation of the telecommunications industry is changing rapidly, and there can be no assurance that future regulatory changes will not have a material adverse impact on LDDS, IDB or the consolidated organization. Recent developments include, without limitation, consideration by Congress of legislation that would modify the 1982 AT&T divestiture decree's (the "AT&T Divestiture Decree") restrictions on the provision of long distance services between local access and transport areas ("LATAs"), as defined in the AT&T Divestiture Decree, by the Bell Operating Companies ("BOCs"); consideration by the Justice Department and courts of related BOC requests for waiver of the AT&T Divestiture Decree to permit them to provide significant interLATA services (such as service outside their respective regions, to mobile customers, and in other circumstances) or for the elimination of the AT&T Divestiture Decree altogether; FCC and PUC action changing access rates charged by local exchange carriers ("LECs") and making other related changes to access and interconnection policies, certain of which could have adverse consequences for the consolidated organization; related FCC and state regulatory proceedings considering additional deregulation of LEC access pricing; a pending FCC rulemaking on "billed party preference" that could affect LDDS's provision of operator services; and various legislative and regulatory proceedings that would result in new local exchange competition.

     Transmissions from earth stations to all satellites, transmissions from microwave and other transmitters, reception from international satellites, and transmission of international traffic by any means, including satellite and undersea cable, must be pursuant to license or other authorizations issued by the FCC. IDB has operating authority or has made other suitable arrangements to transmit and/or receive signals from all locations where it currently offers satellite transmission and/or reception service. Although IDB has never had a license application denied by the FCC, there can be no assurance that IDB will receive all authorizations or licenses necessary for new communications services or that delays in the licensing process will not adversely affect IDB's business. Some of IDB's services, and most of LDDS's services, are deemed common carriage and as such must be provided at just and reasonable rates and free of all unlawful discrimination. IDB and LDDS monitor compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. Although IDB and LDDS believe that they are in compliance with such regulations, there can be no assurance that any such discharge, disposal or emission might not expose IDB or LDDS, or the consolidated organization, to claims or actions that could have a material adverse effect on financial results. See Item 1 -- "Business -- Regulation" contained in the 1993 LDDS Form 10-K and Item 1 -- "Business -- Government Regulation" contained in the 1993 IDB Form 10-K, which are hereby incorporated herein by reference.

     WilTel generally operates in the same regulatory environment as LDDS and IDB. See "Information Regarding LDDS -- Recent Developments."

     COMPETITION RISKS. LDDS and IDB each faces, and the consolidated organization will face, intense competition in providing long distance telecommunications services. IDB competes for international services with other facilities-based interexchange carriers ("IXCs"), including AT&T, MCI and Sprint, and LDDS competes for interLATA services with other national and regional IXCs, including AT&T, MCI and Sprint; with respect to intraLATA long distance services, with AT&T, MCI, Sprint, the LECs and other IXCs, where permissible; and with respect to operator service, with AT&T and other operator service providers. In the radio and television broadcast industry, IDB encounters competition from several of the larger companies in both the cable and telecommunications market as well as smaller, more entrepreneurial industry participants. Certain of these companies have substantially greater market share and financial resources than LDDS, IDB or the consolidated organization, and some of them are the source of communications capacity used by LDDS and IDB to provide their own respective services. LDDS expects to encounter increasing competition from major domestic and international communications companies, including AT&T, MCI and Sprint, as a result of the Merger and the WilTel Acquisition. In addition, in the future, LDDS and IDB, and the consolidated organization, may be subject to additional competition due to the development of new technologies. See Item 1 -- "Business
- -- Competition" contained in the 1993 LDDS Form 10-K and Item 1 -- "Business -- Competition" contained in the 1993 IDB Form 10-K, which are hereby incorporated herein by reference.

     WilTel is generally subject to the same competitive pressures as LDDS and IDB. See "Information Regarding LDDS -- Recent Developments." In addition, even though fiber-optic networks for long distance transmission are now widely used, it is possible that the desirability of such networks could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings. Neither LDDS, IDB nor WilTel can predict which of many possible future product and service offerings will be important to maintain their respective competitive positions or what expenditures will be required to develop and provide such products and services.

                                 PLAN OF MERGER

     The following is a summary of the material terms and conditions of the Merger Agreement, a copy of which is appended as Appendix A to this Joint Proxy Statement/Prospectus and incorporated herein by reference. The information regarding the Merger Agreement in this summary and elsewhere in this Joint Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

GENERAL DESCRIPTION OF THE MERGER

     Pursuant to the Merger Agreement, at the Effective Time, LDDS will acquire IDB through the merger of Acquisition Subsidiary with and into IDB. If the issuance of LDDS Common Stock is approved by the shareholders of LDDS and the Merger Agreement and the transactions contemplated thereby are approved by the stockholders of IDB, and if the other conditions to the Merger are satisfied or waived, the Merger will become effective upon the filing by the Surviving Corporation with the Secretary of State of the State of Delaware of a duly executed Certificate of Merger or at such later time as may be specified in the Certificate of Merger. The Merger may be effected without regard to whether the WilTel Acquisition is consummated.

     At the Effective Time, each holder of IDB Common Stock will be entitled to receive the number of whole shares of LDDS Common Stock equivalent to the number of shares of IDB Common Stock owned immediately prior to the Effective Time multiplied by the Exchange Ratio. The Exchange Ratio will be based upon the Share Value. See "Summary Information -- The Proposed Merger." If the Share Value is equal to or less than $16.00, the Exchange Ratio will be 0.520231. If the Share Value is equal to or greater than $22.00, the Exchange Ratio will be
0.450867. If the Share Value is greater than $16.00 but less than $22.00, the Exchange Ratio increases or decreases by 0.001445 of an LDDS Share for each $0.125 decrease or increase, respectively, in the Share Value, as more fully set forth in Section 1.3 of the Merger Agreement (provided that if the Share Value falls between any two of the Share Values listed therein, the Exchange Ratio shall be that applicable to the lower of the two Share Values). Fractional shares of LDDS Common Stock will not be issued; instead, IDB stockholders who would otherwise be entitled to fractional shares of LDDS Common Stock will receive cash in lieu thereof. See "-- Fractional Shares." The closing price for
the LDDS Common Stock on             , 1994 was $          . Based on an assumed
Exchange Ratio of      , an assumed Share Value of $          and an assumed
number of        shares of IDB Common Stock outstanding, the stockholders of IDB
would receive LDDS common stock having a market value of $          million in
the aggregate, or $          per share of IDB Common Stock, in the Merger. No
assurance can be given as to the actual Exchange Ratio that will be utilized in the Merger or the actual Share Value.

     Based on the capitalization of LDDS and IDB as of             , 1994, the
stockholders of IDB immediately prior to the consummation of the Merger will own securities representing from approximately 19.5% to approximately 21.8% of the outstanding LDDS Common Stock on a fully diluted basis following consummation of the Merger, based on the minimum and maximum Exchange Ratios, respectively.

     IDB Options will be converted into options to purchase shares of LDDS Common Stock, with a proportional adjustment being made to the exercise price of and the number of shares subject to each such option to reflect the Exchange Ratio. In addition, pursuant to the underlying indenture, each outstanding IDB Note will become convertible into shares of LDDS Common Stock, with a proportional adjustment being made to the conversion price of such IDB Note to reflect the Exchange Ratio. See "-- Effect of Merger on IDB Notes."

     Following the Effective Time, each stockholder of IDB will be required to surrender the certificates which theretofore represented shares of IDB Common Stock to First Union National Bank of North Carolina, or such other bank or trust company as may be designated by LDDS (the "Exchange Agent"), together with a duly completed and executed transmittal letter provided by the Exchange Agent. See "-- Surrender of Stock Certificates and Receipt of Merger Consideration." No fractional shares of LDDS Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. See "-- Fractional Shares." The shares of LDDS Common Stock to be issued pursuant to the Merger will be freely transferable except by certain stockholders of IDB who are deemed to be "affiliates" of IDB. The shares of LDDS Common Stock issued to such affiliates will be restricted in their transferability in accordance with rules and regulations promulgated by the Commission. See "-- Status Under Federal Securities Laws."

     As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of IDB Common Stock notification of the consummation of the Merger and instructions as to the procedure for the surrender of the stock certificates. The Exchange Agent will accept documentation acceptable to it in lieu of lost or destroyed certificates and may also require the holder of a lost or destroyed certificate to post an insurance bond acceptable to the Exchange Agent. Each holder of IDB Common Stock, upon surrender of a stock certificate or certificates representing such stock, together with the transmittal letter provided by the Exchange Agent duly completed and executed by such holder, will be entitled to receive a stock certificate or certificates representing the number of the whole shares of LDDS Common Stock (together with cash in lieu of fractional shares) to which such holder is entitled.

     IDB STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER FROM THE EXCHANGE AGENT.

BACKGROUND OF THE MERGER

     LDDS and IDB, each on a regular basis, analyze other companies within their industry for the purpose of evaluating potential acquisition and merger opportunities which may be available. Under appropriate circumstances, direct or indirect contact with potential acquisition and merger candidates identified through this process occurs.

     The first contact between management of LDDS and IDB relevant to the Merger occurred in San Diego, California in July of 1993, after Alan A. McClure of Breckenridge contacted Jeffrey P. Sudikoff, Chairman and Chief Executive Officer of IDB, to be a panelist for a conference being held there. Attending this meeting were Bernard J. Ebbers, President and Chief Executive Officer of LDDS, Mr. Sudikoff, and Wilkie S. Colyer and Mr. McClure of Breckenridge. The purpose of this initial meeting was for the parties to discuss and evaluate each other's business. No substantive discussion occurred regarding a possible business combination between the two companies.

     In anticipation of the possibility of exchanging confidential information, LDDS and IDB executed a mutual confidentiality agreement as of July 9, 1993. However, no confidential information was exchanged between the two parties and no substantive conversations regarding a possible business combination occurred until mid-May of 1994, when Mr. Ebbers contacted Mr. Sudikoff to arrange a meeting in New York on June 1, 1994 to discuss such a combination. Mr. Ebbers advised the LDDS Board of Directors of the proposed meeting with Mr. Sudikoff at the meeting of the LDDS Board on May 26, 1994.

     The meeting on June 1, 1994 was among Mr. Sudikoff, Edward R. Cheramy, President of IDB, Stephen N. Carroll, President of IDB WorldCom, Mr. Ebbers and Mr. Colyer. The meeting covered several topics relating to a possible merger, including the strategic fit of IDB's international business and operating

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

agreements with LDDS's domestic network, the possible basis for an exchange ratio, the potential cost savings from a combination and the nature of IDB's dispute with its independent auditors. Although IDB proposed a possible exchange ratio based on a fixed value of IDB Common Stock, the discussion of this proposal was preliminary in nature because neither company had commenced due diligence or had sufficient information pertaining to each other's companies and businesses.

     Shortly after this meeting, LDDS and IDB commenced legal and business due diligence reviews of each other by exchanging certain confidential information. At the commencement of due diligence, LDDS retained Breckenridge to act as its financial advisor and IDB engaged Hambrecht & Quist to act as its financial advisor in connection with the negotiation of the proposed merger. Breckenridge (either directly or through an affiliate) and Hambrecht & Quist had been engaged by LDDS and IDB, respectively, in the past with respect to financial advisory services and were thus knowledgeable of the business, operations and management of the respective companies. In light of Hambrecht & Quist's prior relationships with IDB in acting as an underwriter in a number of public offerings of IDB securities and because Hambrecht & Quist had been named as a defendant in litigation relating to those offerings, IDB also retained Chemical to act as a financial advisor and to deliver a second fairness opinion in connection with any proposed transaction. See "Information Regarding IDB -- Recent Developments
- -- Stockholder Litigation."

     Throughout June and July of 1994, officers and management of LDDS and IDB and representatives of Breckenridge and Hambrecht & Quist met on several occasions to conduct due diligence to better understand each other's companies and businesses, to discuss possible exchange ratios and to determine if the proposed Merger could be consummated. In connection with the exchange ratio negotiations, LDDS and IDB provided certain financial information, including projections, to representatives of their respective financial advisors and the other company. The projections consisted of income statement projections and certain supporting assumptions for fiscal years 1994 and 1995 presented on a quarterly basis and, in the case of IDB, by business unit. The assumptions utilized in the IDB projections included information regarding the number of inbound and outbound minutes and the associated rates. IDB's original projections were subsequently updated in July principally to reflect the impact of the change to IDB's method of accounting for international long distance traffic.

     At the initial due diligence meeting held on June 13 and 14, representatives of LDDS and Breckenridge explained that an exchange ratio based on a fixed value of IDB Common Stock would not be acceptable. Instead, the parties agreed preliminarily to consider an exchange ratio emphasizing the relative contributions of stand-alone 1995 revenue and earnings projections of LDDS and IDB to the combined company, and possible cost savings and synergies from the business combination. Such factors were considered relevant because the parties believed the proposed merger, if pursued, would be consummated by the end of 1994, which meant that 1995 would represent the first full year of combined operations. The focus on revenues and earnings reflected the parties' view that such criteria are important measures of financial performance. In addition, the parties focused on 1995 projections because projected returns in any subsequent year were considered inherently more speculative. Another factor affecting the exchange ratio discussions was the belief of representatives of both companies that, to be acceptable to LDDS's shareholders, any proposed transaction should be accretive to projected 1995 LDDS earnings per share. Any proposed transaction with a projected dilutive effect on 1995 LDDS earnings per share was viewed as having a possible negative impact on the market price of LDDS Common Stock.

     At a subsequent meeting held in Denver on June 16, Messrs. Cheramy, Colyer, Ebbers and Sudikoff and David Golden of Hambrecht & Quist met to discuss possible exchange ratios. LDDS proposed an exchange ratio range, with maximum and minimum ratios, due to concerns relating to stock price volatility and IDB's revenue recognition policies, pending litigation regarding IDB, growth expectations of both companies, reserve adjustments of IDB, and other due diligence matters.

     During the next several weeks, representatives of LDDS and IDB continued due diligence investigations of each other's companies and businesses, with particular focus on, among other things, possible savings from the business combination, pending litigation and investigations relating to IDB, and IDB's method of revenue recognition. These investigations included meetings held on June 21 and 22 in Los Angeles, with a particular focus on due diligence regarding the operations of IDB, and on June 23 and 24 in New York, with a particular focus on possible cost savings and synergies. At meetings held on June 30 and July 1, the parties continued their discussion regarding possible cost savings and synergies and the impact of the pending IDB litigation and IDB's method of revenue recognition on the possible exchange ratio structure.

     Also during June and July, representatives of LDDS and IDB began exchanging drafts of the merger agreement and conducting negotiations regarding the terms of the merger agreement. During this period, various presentations were given by the management, financial advisors and legal counsel of IDB at meetings of the IDB Board of Directors held on July 6 and July 11, 1994, at which the results of the due diligence investigations and the status of the merger negotiations were discussed and reviewed. In addition, the presentations given by the financial advisors to IDB addressed the status and preliminary results of the analyses providing the basis for their respective fairness opinions. The financial advisors provided information regarding the proposed exchange ratio structure, stock price performance for LDDS and IDB and preliminary comparative valuations of LDDS, IDB and other telecommunications companies based upon various multiples, growth rates and similar factors. Mr. Ebbers advised certain individual members of the LDDS Board of Directors from time to time of the status of due diligence discussions with IDB during this period as well.

     On July 25, officers and management of LDDS and IDB and representatives of Breckenridge and Hambrecht & Quist mutually agreed to meet in St. Louis to discuss a definitive exchange ratio range for the proposed merger. As a result of due diligence investigations, the representatives of LDDS and IDB discussed adjustments to the exchange ratio range previously proposed at the Denver meeting based on factors such as IDB's revenue recognition policies, pending litigation regarding IDB, growth expectations of both companies and reserve adjustments of IDB.

     As the exchange of information and negotiations between LDDS and IDB proceeded during June and July, IDB received unsolicited inquiries from two other telecommunications companies regarding possible business combinations. A third telecommunications company approached management of IDB regarding the possibility of an equity investment in IDB. Mutual confidentiality agreements were entered into with all three of these companies and, thereafter, certain members of IDB management and IDB's financial advisors met with their representatives and IDB provided these companies with public and non-public information relating to IDB's operations and other matters. The information provided to these companies included documents relating to IDB's corporate organization, capitalization, financial statements and reports (including reports filed with the Commission), employees, benefit plans, contracts, licenses, permits, litigation and property. IDB did not commence any due diligence examination of these companies nor did it receive any non-public information from them. However, in the course of the three companies' diligence investigations, IDB held preliminary discussions with each of these entities about the possible terms of a business combination or investment in IDB. No formal offers or proposals were ultimately received by IDB, although IDB expressed its willingness to discuss any offers or proposals.

     In addition to considering these possible business combinations or investments, IDB's Board of Directors analyzed the possibility of remaining independent as an alternative to the proposed merger. The IDB Board believed, however, that Deloitte's resignation would likely have an adverse impact on IDB's ability to raise capital, and, as a result, IDB's rate of growth. The fall in the market value of IDB's Common Stock after the announcement of Deloitte's resignation, the resulting litigation and expected future operating results of IDB raised concerns regarding the impact that such events would have on IDB's long term value and marketability. In light of these factors, the IDB Board of Directors believed that the consolidated organization provided its stockholders with an opportunity to participate in a telecommunications company with greater future prospects than IDB alone.

     By July 25, 1994, negotiation of the Merger Agreement was substantially complete, and each company and their advisors prepared additional information to present to their respective Boards of Directors. On July 26, 1994, additional information regarding the Merger was distributed to the Board of Directors of LDDS by Breckenridge and LDDS's management, and on July 28, 1994, the LDDS Board met and discussed, among other things, the details of the proposed Merger Agreement. All of the members of the LDDS Board were present at such meeting, except John W. Kluge and Stiles A. Kellett, Jr., who were absent due to out-of-town commitments. At such meeting, Breckenridge presented its analysis of the Merger and delivered its oral opinion to the Board of Directors (which it subsequently confirmed in writing) to the effect that, based upon the facts and circumstances as they existed at that time and subject to the various assumptions and other considerations set forth in such opinion, as of July 28, 1994, the proposed Exchange Ratio was fair from a financial point of view to the holders of LDDS Common Stock and LDDS Preferred Stock. In addition, members of LDDS management made a presentation to the Board regarding the terms of the proposed Merger, the business reasons for approving the Merger and the increased revenue impact from the right to return traffic revenues that were anticipated to be generated from IDB's international operating agreements. During and following Breckenridge's and management's presentations, questions were asked by members of LDDS's Board and answered by representatives of Breckenridge and management regarding financial issues, including accounting matters, the potential impact of developments on the financial markets, consideration of the possible sale of assets of IDB and the valuation thereof, personnel matters, the circumstances surrounding the change in IDB's accountants, the accounting policies of IDB relating to revenue recognition, pending litigation relating to IDB, and other matters. The Board also reviewed the proposed Merger Agreement (the final terms of which are described more fully elsewhere in this Joint Proxy Statement/Prospectus) and, following the presentations and discussions described above, all of the directors present concluded that the Merger was fair and in the best interest of LDDS and its shareholders and unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized officers of LDDS to execute the Merger Agreement, which approval was subsequently joined in by Messrs. Kluge and Kellett and ratified by the entire Board of LDDS.

     On July 28 and July 29, 1994, the Board of Directors of IDB met to consider the proposed Merger Agreement and the transactions contemplated thereby. Members of IDB's management and representatives of each of Hambrecht & Quist, Chemical and IDB's legal counsel presented written materials and made presentations to the Board of Directors of IDB and discussed with members of the IDB Board their views and analyses of various aspects of the proposed Merger and the effects thereof. Representatives of Hambrecht & Quist and Chemical also delivered their oral opinions to the Board of Directors (which were later confirmed in writing) that the proposed Exchange Ratio is fair, from a financial point of view, to the holders of IDB Common Stock. The Board of Directors of IDB reviewed the proposed terms of the Merger Agreement and, following significant discussion, concluded that the Merger was in the best interest of IDB and its stockholders and, by a unanimous vote of all directors, approved the Merger Agreement and the transactions contemplated thereby and authorized officers of IDB to enter into the Merger Agreement. On August 1, 1994, LDDS and IDB executed the Merger Agreement and issued a joint press release announcing the Merger following the close of trading on the Nasdaq National Market. See "-- Reasons For the Merger; Board Recommendations" and "-- Opinions of Financial Advisors."

     On August 22, 1994, LDDS announced that it had entered into a definitive agreement to acquire WilTel for $2.5 billion in cash. LDDS expects to finance this acquisition and refinance certain other debt through a new $3.41 billion credit facility. The announcement of the WilTel Acquisition gave rise, under the terms of the Merger Agreement, to a right on the part of IDB's Board of Directors to reevaluate the Merger in light of the WilTel Acquisition and to determine whether or not it was in the best interest of IDB's stockholders to proceed. Following the announcement of the WilTel Acquisition, representatives of IDB, its counsel and financial advisors conducted limited legal and business due diligence reviews of WilTel, the proposed WilTel Acquisition and the related financing arrangements. At meetings held on September 1, 1994 and September 19, 1994, the WilTel Acquisition and the results of those due diligence reviews were presented to the Board of Directors of IDB. At the September 19, 1994 IDB Board meeting, representatives of each of Hambrecht & Quist and Chemical reconfirmed their opinions based upon facts known to them on that date, including the possibility of the WilTel Acquisition, that the proposed Exchange Ratio is fair, from a financial point of view, to the holders of IDB Common Stock. After a thorough discussion of the WilTel Acquisition, including the impact of its financing on the future prospects of LDDS, the Board of Directors of IDB, by a unanimous vote of all directors, reconfirmed its approval of the Merger Agreement and the transactions contemplated thereby and authorized officers of IDB to proceed with the Merger and related transactions whether or not the WilTel Acquisition was consummated.

     Representatives of Hambrecht & Quist and Chemical attended or participated via telephone in the meetings of IDB's Board of Directors held in July and September of 1994 to consider the Merger. At each of these meetings, IDB Board members queried the financial advisors at various times about, among other topics, the timing of the Merger, the proposed pricing structure for the Merger, the different valuation analyses presented, including the selection of comparable companies and other technical aspects and characteristics of certain approaches, the impact of changes to IDB's method of accounting for international long distance traffic, post-Merger operating concerns, whether or not the WilTel Acquisition is consummated, and the status of discussions and meetings, if any, with third parties. At these meetings, the advisors discussed their analyses and answered questions. Such discussions and answers were supportive of, and ultimately based upon, the contents of the financial advisors' opinions, as more fully described below.

     The WilTel Acquisition, if consummated, is expected to provide the combined organization an opportunity to lower significantly its cost of providing services to customers because it will own, rather than lease, domestic transport facilities. In addition, WilTel's international traffic could utilize IDB's international facilities, which provides the opportunity to further reduce costs for the combined organization. WilTel's domestic revenue is also expected to provide the opportunity for the combined organization to increase operating efficiencies by reducing redundant selling, general and administrative costs. There can be no assurance, however, that any of these efficiencies or opportunities will be achieved.

REASONS FOR THE MERGER; BOARD RECOMMENDATIONS

     In reaching their decision to approve the Merger Agreement, the Boards of Directors of each of LDDS and IDB consulted with their respective management teams and advisors and independently considered the proposed Merger Agreement, including the material factors described below. Based upon their respective independent reviews of such factors and the business and operations of the other party, the Boards of Directors of LDDS and IDB each approved the Merger Agreement and the transactions contemplated thereby. There can be no assurance, however, that any of the efficiencies or opportunities described in the following reasons for the Merger will be achieved through the consummation of the Merger.

  LDDS's Reasons for the Merger

     In its deliberations with regard to the Merger, the Board of Directors of LDDS considered the respective businesses, financial conditions, historical and projected results of operations, geographic markets and growth prospects of LDDS and IDB (the "Companies"), as well as the terms and conditions of the proposed Merger Agreement, and the anticipated accounting and federal tax treatment of the Merger. The Board of Directors also considered the oral opinion rendered by Breckenridge (which it subsequently confirmed in writing) to the effect that, based upon the facts and circumstances as they existed at the time and subject to the various assumptions and other considerations set forth in such opinion, as of July 28, 1994, the Exchange Ratio was fair from a financial point of view to the holders of LDDS Common Stock and LDDS Preferred Stock. The LDDS Board of Directors did not find it practical to and did not quantify or attempt to attach relative weights to the specific factors considered by it. Based upon the foregoing, the Board of Directors of LDDS approved the Merger as being fair, including, without limitation, from financial and structural points of view, and in the best interest of LDDS and its shareholders, and reached the conclusions described below.

          1. THE MERGER IS EXPECTED TO ENHANCE LDDS'S OPPORTUNITIES FOR FURTHER GROWTH. With pro forma consolidated 1993 revenues in excess of $2.0 billion (excluding the WilTel Acquisition), the consolidation of IDB with LDDS is expected to enhance LDDS's current position, based on actual 1993 revenues, as one of the largest long distance telecommunications companies in the industry, serving customers domestically and internationally. Based on FCC statistics as of December 31, 1993, LDDS's share of total toll service revenues for 1993 was 1.5%. As a stronger competitor in the long distance telecommunications industry, LDDS believes it should be in a better position to execute its four-point growth strategy, which consists of internal growth, the selective acquisition of smaller long distance carriers with limited geographic service areas and market shares, the consolidation of certain third tier long distance carriers with larger market shares and international expansion. With respect to internal growth, LDDS expects that the expanded customer base of the consolidated organization will permit it to offer more services to a broader range of customers, including those requiring significant international telecommunications needs, and to penetrate the current markets of the Companies more effectively. LDDS also expects that the consolidated organization, with its increased financial resources and greater access to capital markets, should have enhanced capabilities to make selective acquisitions of smaller long distance companies and to effect consolidations of certain third tier long distance carriers and that the consolidated organization, with its increased asset and market base, should be able to assimilate these carriers more effectively following the completion of such transactions. The consolidated organization should also be a significant international long distance telecommunications provider with direct terminating agreements and facilities in over sixty countries, thereby allowing for further international expansion.

          2. THE MERGER IS EXPECTED TO PROVIDE THE OPPORTUNITY FOR SIGNIFICANT COST SAVINGS FOR THE COMBINED ORGANIZATION. Based on LDDS's review and analysis of various opportunities to consolidate the operations of LDDS and IDB and on discussions with management of IDB, management of LDDS believes that significant savings could be achieved from the realization of economies of scale resulting from networking and operating efficiencies. Networking efficiencies should permit, among other things, (i) greater use of lower rate fixed-cost international facilities; (ii) greater realization of inbound international traffic from increased outbound international traffic; (iii) greater volume discounts on usage sensitive facilities; (iv) the elimination of certain switch locations; and (v) greater utilization of owned and leased network capacity. With regard to operational efficiencies, it is expected that the consolidated organization will be able to eliminate certain functional and contractual duplication resulting from the Merger, such as by consolidating management information services functions, eliminating lease contract obligations and reducing duplicative personnel.

          3. THE MERGER IS EXPECTED TO CREATE GREATER LIQUIDITY FOR THE SHAREHOLDERS OF THE COMBINED ORGANIZATION. The market capitalization of LDDS at July 27, 1994 was approximately $3.0 billion (excluding the value of outstanding LDDS Preferred Stock). Upon consummation of the Merger, the consolidated organization will have a market capitalization of approximately $3.8 billion (excluding the value of outstanding LDDS Preferred Stock) based upon the market value of LDDS Common Stock on July 27, 1994 of $18.75 per share. Accordingly, management of LDDS believes that, after the Merger, holders of LDDS Common Stock will have greater liquidity than is presently available for shares of LDDS Common Stock. Because the Merger will create a consolidated organization with significantly greater assets, revenues and cash flow as compared to either of the Companies on a stand-alone basis, LDDS believes that the consolidated organization will enjoy improved access to capital markets.

  Recommendation of LDDS's Board of Directors

     AT THE DIRECTORS' MEETING HELD TO CONSIDER THE MERGER, THE DIRECTORS OF LDDS PRESENT CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR AND IN THE BEST INTEREST OF LDDS AND ITS SHAREHOLDERS. THE LDDS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE ISSUANCE OF LDDS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

  IDB's Reasons for the Merger

     At meetings of IDB's Board of Directors held in July of 1994, the IDB Board received presentations from, and reviewed the proposed terms and conditions of the Merger with, IDB's senior officers and its legal counsel and financial advisors. In its deliberations concerning the Merger, the IDB Board considered, without assigning relative weights to, a number of factors, including the following: (i) LDDS's business, assets, management, competitive position and prospects; (ii) the financial condition, results of operations and cash flows of LDDS, both on a historical and on a prospective basis, before and after giving effect to the Merger; (iii) the terms and conditions of the proposed Merger, including the nature and value of the consideration to be paid by LDDS; (iv) the likelihood that, for federal income tax purposes, no gain or loss will be recognized by IDB stockholders with respect to the LDDS stock received in exchange for their IDB Common Stock;

(v) the potential impact on IDB's ability to raise capital and participate in any consolidation of the telecommunications industry of certain pending litigation and investigations and of IDB's recent operating results; and (vi) the opinions of Hambrecht & Quist and Chemical as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of IDB Common Stock. At meetings held in September of 1994, the IDB Board reconsidered all of the foregoing factors in light of the proposed acquisition by LDDS of WilTel and, in addition, considered the impact of the indebtedness to be incurred to finance the WilTel Acquisition on the consolidated organization and its prospects. Based upon its deliberations, the IDB Board approved the Merger, and reconfirmed that approval in light of the WilTel Acquisition, by unanimous vote, and determined that, whether or not the WilTel Acquisition is consummated:

     THE MERGER OFFERS IDB AND ITS STOCKHOLDERS AN ATTRACTIVE OPPORTUNITY TO CONTINUE AS STOCKHOLDERS OF A CONSOLIDATED ORGANIZATION WITH ENHANCED FINANCIAL AND MARKET STRENGTH. Based on 1993 revenues, as reported by the FCC, the Merger would create one of the largest U.S. based long distance telecommunications companies in the industry that could be expected to compete more effectively in national and world markets than IDB alone. The consolidated organization would have pro forma consolidated 1993 revenues in excess of $2.0 billion (excluding the WilTel Acquisition). The Board of Directors of IDB believes that the resulting enhanced financial and operational strength will increase opportunities for growth as a consolidated organization and will offer greater flexibility in meeting the challenges confronting the telecommunications industry, such as technological innovation, intensifying competitive pressures and industry consolidation. A combination with LDDS represents a means of affording to IDB's stockholders the benefits of continuing IDB's long-term growth strategy in light of the uncertainties inherent in current economic, legal and competitive conditions.

     THE MERGER OFFERS SIGNIFICANT POTENTIAL FOR OPERATING EFFICIENCIES AND COST SAVINGS. The Board of Directors of IDB believes that the Merger offers IDB and LDDS an opportunity to improve their profitability through the achievement of economies of scale and the elimination of redundancies. Numerous operating and financial synergies are expected to result from the combination because of the benefit to LDDS from an international network and the benefit to IDB from additional domestic traffic to feed its international network. The anticipated increase in international traffic from the consolidated organization should lower the consolidated organization's international rates and should increase international return traffic. Additional savings should also be realized by processing IDB's domestic traffic through the domestic system of LDDS. A combination with LDDS would be expected to reduce duplicative costs such as administrative personnel, public company expenses and billing system expenses. The IDB Board of Directors also believes that a combination with LDDS should help marketing and sales efforts and should enable the consolidated organization to provide more cost effective products and services. It is anticipated that the consolidated organization will be able to market IDB's international services to LDDS's existing retail customers and IDB's customers will be offered a greater network of services and products from the consolidated organization.

     THE WILTEL ACQUISITION IS EXPECTED TO AMPLIFY THE BENEFITS TO IDB STOCKHOLDERS OF THE MERGER BY FURTHER ENHANCING THE CONSOLIDATED ORGANIZATION'S FINANCIAL AND OPERATIONAL STRENGTH AND PROVIDING ADDITIONAL OPPORTUNITIES FOR EFFICIENCIES AND COST SAVINGS. The IDB Board believes that the WilTel Acquisition and the resulting combination of LDDS, IDB and WilTel will create an even stronger consolidated organization than would be created by the Merger alone. The company resulting from the Merger and the WilTel Acquisition would have pro forma consolidated 1993 revenues in excess of $2.6 billion and would have access to an even larger volume of domestic and international telecommunications traffic and enhanced network through which to deliver it. In addition, further cost reductions through the elimination of redundant administrative functions and duplicative facilities and operations could be anticipated to result from such a consolidation. In reevaluating the Merger in light of the WilTel Acquisition, the IDB Board of Directors weighed the foregoing factors against the substantial increase in debt to be incurred by LDDS and the limitations on LDDS's future operations that would be imposed by its proposed credit facilities. On balance, the IDB Board believes that the WilTel Acquisition would be beneficial and would create a consolidated organization which would be both stronger as an independent company and more attractive as an acquisition candidate for other more substantial telecommunications companies.

  Recommendation of IDB's Board of Directors

     FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS OF IDB UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR AND IN THE BEST INTEREST OF IDB AND ITS STOCKHOLDERS. THE IDB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT IDB STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, WHETHER OR NOT THE WILTEL ACQUISITION IS CONSUMMATED. IF SO APPROVED, THE MERGER MAY BE EFFECTED WITHOUT REGARD TO WHETHER THE WILTEL ACQUISITION IS CONSUMMATED.

OPINIONS OF FINANCIAL ADVISORS

  LDDS

     LDDS retained Breckenridge to act, among other things, as financial adviser to LDDS in connection with the Merger. On July 28, 1994, in connection with the evaluation of the Merger by the Board of Directors of LDDS, Breckenridge made a presentation to the Board of Directors with respect to the Merger and rendered its oral opinion to the Board of Directors of LDDS (which it subsequently confirmed in writing) to the effect that, based upon the facts and circumstances as they existed at that time and subject to the various assumptions and other considerations set forth in such opinion, as of July 28, 1994, the Exchange Ratio was fair from a financial point of view to the holders of LDDS Common Stock and LDDS Preferred Stock. No limitations were imposed by LDDS on the scope of Breckenridge's investigation or the procedures followed by Breckenridge in rendering its opinion.

     The full text of the written opinion of Breckenridge dated as of July 28, 1994, which sets forth assumptions made, matters considered, and limitations on the review undertaken, is attached as Appendix B to this Joint Proxy Statement/Prospectus. Holders of LDDS Common Stock and LDDS Preferred Stock are urged to read this opinion in its entirety. Breckenridge's opinion is directed only to the Exchange Ratio and does not constitute a recommendation to any holder of LDDS Common Stock or LDDS Preferred Stock as to how such holder should vote at the LDDS Special Meeting. The summary of the opinion of Breckenridge set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. Under the terms of the Merger Agreement, Breckenridge is not required to render any oral or written opinion regarding the fairness of the Exchange Ratio as of any date after July 28, 1994; however, LDDS is not obligated to consummate the Merger if such opinion shall have been withdrawn at or prior to the LDDS Special Meeting. See "-- Terms and Conditions of the Proposed Merger -- LDDS's Conditions."

     In rendering its written opinion, Breckenridge reviewed and analyzed: (i) certain publicly available financial and other information concerning LDDS and IDB, (ii) certain internal financial statements, including IDB management's estimates of the restated results of operations for IDB for the quarter ended March 31, 1994 (which estimates were made available to Breckenridge prior to July 28, 1994), and other financial and operating data concerning LDDS and IDB prepared by respective managements of LDDS and IDB, (iii) certain financial projections prepared by the respective managements of LDDS and IDB, including income statement projections and certain supporting assumptions, for fiscal years 1994 and 1995, presented on a quarterly basis, (iv) current and historical reported market prices and trading activity for the LDDS Common Stock and the IDB Common Stock, (v) a comparison of the financial performance of LDDS and IDB and the prices and trading activity of the LDDS Common Stock and the IDB Common Stock with the financial performance of certain other comparable publicly traded companies and their securities, (vi) the financial terms of certain recent business combinations in the telecommunications industry that Breckenridge deemed relevant, (vii) certain assumptions prepared jointly by the managements of LDDS and IDB concerning potential cost savings that could be achieved from the realization of economies of scale resulting from networking and operating efficiencies (the "Savings Assumptions"), and (viii) the Merger Agreement and certain related documents. In addition, Breckenridge engaged in discussions with the management of LDDS and IDB concerning their respective businesses, assets, liabilities, condition (financial and otherwise) and prospects and performed such other studies and analyses and reviewed such other information as it considered appropriate. In rendering its written opinion, Breckenridge did not review or analyze the WilTel Acquisition or other facts and circumstances existing or arising after July 28, 1994, the date of its written opinion.

     In connection with rendering its written opinion, Breckenridge performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Breckenridge. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Breckenridge did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Breckenridge believes that such analyses and the summary set forth below must be considered as a whole and that considering portions of its analyses and the factors considered, without considering all analyses and factors, could create an incomplete or misleading view of the process underlying its opinion.

     In performing its analyses, Breckenridge made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of LDDS and IDB. The analyses performed by Breckenridge are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses were prepared for the purpose of enabling Breckenridge to render its opinion as to the fairness of the Exchange Ratio to the holders of the LDDS Common Stock and the LDDS Preferred Stock and do not purport to be appraisals or to reflect the prices at which a company or its securities might actually be sold. In addition, as described above, Breckenridge's opinion and presentation to the LDDS Board of Directors was one of many factors taken into consideration by the Board of Directors of LDDS. Consequently, the Breckenridge analyses described below should not be viewed as determinative of the LDDS Board's or LDDS management's opinion with respect to the value of LDDS or whether the LDDS Board or LDDS management would have been willing to agree to a different Exchange Ratio.

     Pro Forma Merger Analysis. The effect of the Merger on the financial projections of LDDS were analyzed. Breckenridge compared the financial projections of LDDS on a stand-alone basis for the fiscal year ending December 31, 1995 to the pro forma financial projections for the consolidated organization resulting from the Merger for the fiscal year ending December 31, 1995. This analysis showed that (i) the Merger would be accretive to LDDS's projected earnings per share for the fiscal year ending December 31, 1995, the first full fiscal year after consummation of the Merger, by an amount ranging from $0.02 to $0.05 per share depending on the Exchange Ratio and (ii) the holders of LDDS Common Stock (assuming the exercise of certain outstanding stock options to purchase IDB Common Stock as a result of the Merger) would own from between 78.2% to 80.5% of the fully-diluted equity of the consolidated organization resulting from the Merger. This analysis was based primarily on the respective financial projections of the managements of LDDS and IDB and the Savings Assumptions, which Savings Assumptions indicated that significant potential cost savings and synergies could be achieved from the realization of economies of scale resulting from networking and operating efficiencies; however, no assurance can be given that such cost savings and synergies will be realized. The actual results achieved by the consolidated organization resulting from the Merger may vary from the projected results and variations may be material.

     Analysis of Selected Transactions. Breckenridge reviewed publicly available information relating to 23 public and private market sales and proposed investment transactions of selected long distance telecommunications companies occurring during the period from 1986 through 1993. Of the transactions reviewed, Breckenridge found that four had characteristics most comparable to the Merger (the "Comparable Transactions") in terms of size of the proposed transaction and similarity of the businesses of such companies compared to the businesses of LDDS and IDB. These transactions were: (i) the merger of LDDS and Advanced Telecommunications Corporation ("ATC"); (ii) the merger of LDDS, MCC and Resurgens; (iii) the anticipated purchase of approximately 21.7% of MCI Telecommunications Corporation ("MCI") by British Telecom PLC; and (iv) the anticipated purchase of approximately 20.0% of Sprint Corporation ("Sprint") by Deutsche Bundespost Telekom and France Telecom. Breckenridge compared the multiples of purchase price to be paid in connection with these transactions to forecasted revenues, earnings before income taxes, depreciation and amortization ("EBITDA"), and earnings with the comparable multiples under the terms of the Merger Agreement. Breckenridge determined that, as of July 28, 1994, based on the market price of the LDDS Common Stock on July 28, 1994 and considering IDB management's estimates of the restated results of operations for IDB for the quarter ended March 31, 1994, (i) the range of purchase price to forecasted revenue for the Comparable Transactions was from 1.54 to 2.12 and the average was 1.73 and that the corresponding multiple established in the Merger was between 1.10 and 1.27; (ii) the range of purchase price to forecasted EBITDA for the Comparable Transactions was 6.43 to 12.24 and the average was 8.46 and that the corresponding multiple established in the Merger was between 10.54 to 12.16; and (iii) the range of purchase price to forecasted earnings for the Comparable Transactions was 16.16 to 30.59 and the average was 22.58 and that the corresponding multiple established in the Merger was between 32.71 to 37.75. Based on its analysis of the business and operations of LDDS and IDB and the Savings Assumptions, Breckenridge noted that (i) the multiple of purchase price to forecasted earnings established in the Merger was higher than the range of multiples of purchase price to forecasted earnings established in the Comparable Transactions and (ii) the range of multiples of purchase price to forecasted revenue established in the Merger was below the range of such multiples established in the Comparable Transactions and that the range of multiples of purchase price to forecasted EBITDA established in the Merger was within the range of such multiples relating to the Comparable Transactions. Breckenridge considered in its analysis certain operating efficiencies expected to result in connection with the Merger and therefore placed more emphasis on the multiples of purchase price to forecasted revenue and EBITDA than the multiples of purchase price to forecasted earnings. As a result, Breckenridge determined that this analysis taken as a whole supported the Exchange Ratio set forth in the Merger Agreement.

     Because the reasons for the circumstances surrounding each of the Comparable Transactions were specific to each such transaction and because of the inherent differences between the business, operations and prospects of LDDS and IDB and the businesses, operations and prospects of the companies analyzed in connection with the Comparable Transactions, Breckenridge believes that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, made certain qualitative judgments concerning such differences.

     Historical Performance and Contribution Analysis. Breckenridge compared LDDS to IDB on a historical financial basis for the twelve months ended December 31, 1993, the fiscal quarter ending March 31, 1994 and forecasted information for the fiscal year ending December 31, 1994 prepared by the managements of LDDS and IDB, adjusted, in each case, for IDB management's estimates of the restated results of operations for IDB for the quarter ended March 31, 1994. For each of these periods, Breckenridge also analyzed the relative contributions of each of LDDS and IDB to the pro forma revenue, EBITDA, net income and book value of the consolidated organization. Based on such analysis, Breckenridge determined that LDDS's average contributions for these periods to the pro forma revenue, EBITDA, net income and book value of the consolidated organization were 75.17%, 83.03%, 87.53%, 84.23% respectively. The results of such analysis were then compared to the pro forma ownership percentage of holders of LDDS Common Stock (assuming the exercise of certain outstanding stock options to purchase IDB Common Stock as a result of the Merger) in the consolidated organization of between 78.2% and 80.5%. Breckenridge determined that, based on Breckenridge's analysis of the results of operations and prospects of LDDS and IDB and the Savings Assumptions, these analyses taken as a whole supported the Exchange Ratio set forth in the Merger Agreement.

     Discounted Cash Flow. Breckenridge used the discounted cash flow method to estimate, under discount rate assumptions of 10%, 11% and 12%, and based upon projections of after-tax free cash flow for the consolidated organization resulting from the Merger prepared by the managements of LDDS and IDB, the values of the consolidated organization based upon (i) the present value of the after-tax free cash flow that the consolidated organization could produce over a five-year period from 1995 through 1999 and (ii) the terminal value of the consolidated organization at the end of such period assuming multiples of 10x, 11x and 12x projected 1999 EBIT. Breckenridge also estimated the value of LDDS on a stand-alone basis using the discounted cash flow method under the same discount rate assumptions described in the preceding sentence. The values per share calculated for the consolidated organization under the foregoing analyses ranged from

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

$25.56 to $33.97, whereas the values per share calculated for LDDS on a stand-alone basis ranged from $20.11 to $25.82. Based on this analysis, Breckenridge determined that, based on the Exchange Ratio set forth in the Merger Agreement, if the Merger were consummated, per share values for the consolidated organization resulting from the Merger under the foregoing analysis would generally be higher than for LDDS on a stand-alone basis if the Merger were not consummated.

     Analysis of Publicly Traded Comparable Companies. Breckenridge reviewed and compared certain actual and estimated financial and stock market information of LDDS, IDB and selected publicly traded long distance telecommunication companies, including AT&T Communications, Inc. ("AT&T"), MCI, Sprint, ALC Communications Corp. ("ALC") and LCI International, Inc. ("LCI") (collectively, the "Comparable Companies"). Breckenridge's analysis indicated that, as of July 28, 1994, the market price of shares, (i) as multiples of 1993 earnings and estimated 1994 earnings, ranged from 17.3x to 33.2x and 15.7x to 20.5x, respectively, for the Comparable Companies compared to multiples of 22.2x and 18.0x, respectively, for LDDS and 31.4x and 25.9x, respectively, for IDB; and
(ii) as a multiple of book value, ranged from 3.2x to 5.3x for the Comparable Companies compared to a multiple of 1.6x for LDDS and 2.4x for IDB, taking into account adjustments for IDB management's estimates of the restated results of operations for IDB for the quarter ended March 31, 1994. The analysis further indicated the total value (defined as market capitalization plus the principal amount of outstanding debt plus the book value of preferred stock, if any, less cash) of the Comparable Companies as a multiple of estimated 1994 revenue, earnings before interest and taxes ("EBIT") and EBITDA ranged from 1.10x to 2.24x, 9.75x to 12.84x and 5.60x to 10.87x, respectively, as compared to multiples of 2.05x, 11.52x and 8.25x for LDDS and 1.64x, 9.50x and 6.57x for IDB, taking into account adjustments for IDB management's estimates of the restated results of operations for IDB for the quarter ended March 31, 1994. Breckenridge conducted this analysis and provided it to the Board of Directors of LDDS for informational purposes only; this analysis was not given significant weight by Breckenridge in rendering its written opinion, primarily because Breckenridge believed that the market price of shares of the Comparable Companies were influenced by many factors that would not be relevant in a change of control transaction such as the Merger. The estimated 1994 earnings were based on the mean of publicly available earnings estimates made by research analysts provided by the Institutional Brokers Estimate System.

     No company or transaction used in the analyses of selected transactions or in the comparison with other telecommunications companies summarized above is identical to LDDS, IDB or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex determinations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading prices, both before and after the Merger, of the company or companies to which LDDS and IDB are being compared. The various ranges of multiples, discount rates and growth rates used in the analyses described above were chosen to reflect the growth prospects and relative risks of LDDS and IDB and the pro forma consolidated organization resulting from the Merger and were selected by Breckenridge based on its review (including discussions with the managements of LDDS and IDB) of the results and prospects for LDDS, IDB and the consolidated organization resulting from the Merger and the expertise of Breckenridge in securities valuations generally.

     Breckenridge did not independently verify any of the financial or other information reviewed by it for purposes of its opinion, and it assumed the accuracy, completeness and fairness of all such information. With respect to the financial projections for LDDS and IDB and the Savings Assumptions, Breckenridge assumed that they were reasonably prepared on bases reflecting the best currently available judgments and estimates of the managements of LDDS and IDB as to the future financial performance of their respective companies. Breckenridge also assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the Merger or in connection with any change in applicable law, no restriction would be imposed on the surviving corporation in the Merger that would have a material adverse effect on the business of the surviving corporation in the Merger or the contemplated benefits of the Merger, including those contemplated by the Savings Assumptions. Breckenridge has not made an independent evaluation or appraisal of the assets of LDDS and IDB, nor has it been furnished with any such appraisal. In addition, with LDDS's permission, Breckenridge did not independently appraise any potential or pending litigation involving IDB or LDDS.

Breckenridge's opinion was based on economic, market and other conditions existing, and the information made available to it as of, the date of its opinion.

     Breckenridge is a recognized investment banking firm and, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. The Board of Directors of LDDS selected Breckenridge because of its expertise, its reputation and its familiarity with LDDS and the long distance communications industry in general.

     As compensation for its services, LDDS has agreed to pay Breckenridge
$          , contingent on the consummation of the Merger. In addition, LDDS has agreed to indemnify Breckenridge for certain liabilities arising out of or in connection with its services or opinions. The Breckenridge Group, Inc., an affiliate of Breckenridge ("Breckenridge Group"), and Breckenridge have provided investment banking services to LDDS since 1988, for which they have received cash compensation aggregating approximately $6.8 million. In addition, the principals of Breckenridge Group own in the aggregate options to acquire 287,850 shares of LDDS Common Stock, which options were originally issued to Breckenridge Group in connection with financial advisory services rendered by Breckenridge Group to LDDS in previous acquisitions. The options were granted in each case with exercise prices equal to the fair market value of LDDS Common Stock on the date of grant. The principals of Breckenridge Group also currently own 639,445 shares of LDDS Common Stock, which shares were acquired upon the exercise of options originally issued to Breckenridge Group in connection with financial advisory services rendered by Breckenridge Group to LDDS. The principals of Breckenridge Group also own an additional 57,195 shares of LDDS Common Stock.

  IDB

     Hambrecht & Quist Incorporated

     As described above under the heading "Background of the Merger," IDB engaged Hambrecht & Quist to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to IDB's stockholders of the consideration to be received by them in the Merger. Hambrecht & Quist rendered its oral opinion on July 28, 1994 to the Board of Directors of IDB, which was subsequently confirmed by a written opinion dated August 1, 1994, that, as of such date, the consideration to be received by the holders of IDB Common Stock in the Merger is fair to such holders from a financial point of view. Following the announcement of the WilTel Acquisition, Hambrecht & Quist rendered its written opinion dated September 19, 1994, that, as of such date, the consideration to be received by the holders of IDB Common Stock in the Merger is fair to such holders from a financial point of view. For purposes of its opinion, Hambrecht & Quist reviewed and analyzed the Merger both with and without the WilTel Acquisition. Hambrecht & Quist expressed no opinion as to the adequacy of any consideration received in the Merger or the WilTel Acquisition by LDDS or any of its affiliates. A COPY OF HAMBRECHT & QUIST'S OPINION DATED SEPTEMBER 19, 1994, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, THE SCOPE AND LIMITATIONS OF THE REVIEW UNDERTAKEN AND THE PROCEDURES FOLLOWED BY HAMBRECHT & QUIST, IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. IDB'S STOCKHOLDERS ARE ADVISED TO READ THE OPINION IN ITS ENTIRETY. No limitations were placed on Hambrecht & Quist by the Board of Directors of IDB with respect to the investigation made or the procedures followed in preparing and rendering its opinion. Hambrecht & Quist's opinion addresses only the fairness from a financial point of view to IDB's stockholders of the consideration to be received in the Merger and is not a recommendation to any stockholder of IDB as to how to vote at the IDB Special Meeting.

     In arriving at its written opinion, among other things, Hambrecht & Quist:
(i) reviewed the publicly available consolidated financial statements of IDB for recent years and interim periods to date and certain other relevant financial and operating data of IDB (including its capital structure) made available to Hambrecht & Quist from published sources and from the internal records of IDB;
(ii) discussed with certain members of the management of IDB the business, financial condition and prospects of IDB; (iii) reviewed certain financial and operating information, including certain projections provided by the management of IDB, relating to IDB and discussed such projections with certain members of the management of IDB; (iv) reviewed the publicly available consolidated financial statements of LDDS for recent years and interim periods to date and certain other relevant financial and operating data of LDDS (including its capital structure) made available to Hambrecht & Quist from published sources and from the internal records of LDDS; (v) discussed with certain members of the management of LDDS the business, financial condition and prospects of LDDS; (vi) reviewed certain financial and operating information, including certain projections provided by the management of LDDS, relating to LDDS (with and without giving effect to the WilTel Acquisition) and discussed such projections with certain members of the management of LDDS; (vii) reviewed the recent reported prices and trading activity for the common stock of IDB and LDDS and compared such information and certain financial information of IDB and LDDS with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable to those of IDB and LDDS; (viii) discussed with certain members of the management of WilTel the business, financial condition and prospects of WilTel; (ix) reviewed certain financial and operating information, including audited historical financial statements of the Network Services operations of WilTel and certain projections provided by the management of WilTel, relating to WilTel and discussed such projections with certain members of the management of WilTel; (x) discussed with parties other than LDDS the possibility of a transaction or series of transactions involving a business combination with IDB; (xi) reviewed the terms, to the extent publicly available, of certain comparable acquisition transactions; (xii) reviewed the Agreement; and (xiii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

     Hambrecht & Quist has not independently verified any of the information concerning IDB, LDDS or WilTel considered in connection with its review of the Merger and, for purposes of its fairness opinion, Hambrecht & Quist has assumed and relied upon the accuracy and completeness of all such information. Hambrecht & Quist has not prepared or obtained any independent valuation or appraisal of the assets or liabilities of IDB, LDDS or WilTel, nor has Hambrecht & Quist conducted a physical inspection of the properties or facilities of IDB, LDDS or WilTel. Furthermore, Hambrecht & Quist did not prepare or obtain any evaluation or appraisal of any potential or pending litigation that may involve IDB, LDDS or WilTel. In connection with the exchange ratio negotiations, IDB provided certain financial information, including projections, to representatives of Hambrecht & Quist. The projections consisted of income statement projections and certain supporting assumptions by business unit for fiscal years 1994 and 1995 presented on a quarterly basis. The assumptions included information regarding the number of inbound and outbound minutes and the associated rates. The original projections were subsequently updated in July principally to reflect the impact of the change to IDB's method of accounting for international long distance traffic. These projections were among the materials considered by Hambrecht & Quist in reaching its opinion. In addition, as part of its analyses, IDB management, in conjunction with Hambrecht & Quist, prepared balance sheet and cash flow projections for fiscal years 1994 and 1995 and income statement, balance sheet and cash flow projections for fiscal years 1996 through 1998. With respect to the financial forecasts and projections made available to Hambrecht & Quist and used in its analysis, including estimates of potential benefits resulting from the Merger, Hambrecht & Quist assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of IDB, LDDS and WilTel. For purposes of its opinion, Hambrecht & Quist assumed that none of IDB, LDDS nor WilTel is a party to any pending transactions, including external financings, recapitalizations or merger discussions, other than the Merger, the WilTel Acquisition and those in the ordinary course of conducting their respective businesses. Hambrecht & Quist has also assumed that the Merger will qualify as a tax-free reorganization under the Code and will be accounted for as a pooling of interests. Hambrecht & Quist's opinion is necessarily based on market, economic, financial and other conditions as they existed and could be evaluated on the date of its opinion, and any change in such conditions would require a reevaluation of its opinion. Hambrecht & Quist expresses no opinion as to the price at which LDDS Common Stock will trade subsequent to the Effective Time.

     In connection with its opinion, Hambrecht & Quist performed a variety of financial analyses. The following is a summary of financial analyses performed by Hambrecht & Quist and reviewed with IDB's Board of Directors at or before the meeting of the Board of Directors of IDB on September 19, 1994, during which Hambrecht & Quist delivered its written opinion dated September 19, 1994.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the presentation by Hambrecht & Quist to the IDB Board of Directors. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or portions of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to IDB's Board of Directors and its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of IDB and LDDS. In performing its analyses, Hambrecht & Quist relied upon certain assumptions of potential operating efficiencies, financial synergies and other items arising out of the Merger, which were provided by the managements of IDB or LDDS without independent verification thereof by Hambrecht & Quist. The analyses performed by Hambrecht & Quist are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Contribution Analysis. Hambrecht & Quist analyzed the contribution of each of IDB and LDDS (both with and without giving effect to the WilTel Acquisition) to certain income statement and balance sheet categories of the pro forma consolidated organization, including revenues, EBITDA, EBIT, reported net income and fully diluted net income. This contribution analysis was then compared to the pro forma ownership percentage of IDB's and LDDS's stockholders on a fully diluted basis in the pro forma consolidated organization.

     Hambrecht & Quist observed that IDB stockholders are expected to own approximately 19.7% of the consolidated organization's equity on a fully diluted basis immediately after the Effective Time, and that LDDS shareholders are expected to own approximately 80.3% of the consolidated organization's equity immediately after the Effective Time. For the twelve months ended June 30, 1994, it was estimated that IDB and LDDS (without giving effect to the WilTel Acquisition) contributed approximately 21.5% and 78.5%, respectively, of combined revenues; approximately 10.3% and 89.7%, respectively, of combined EBITDA; approximately 6.9% and 93.1%, respectively, of combined EBIT; approximately 4.4% and 95.6%, respectively, of combined reported net income; and approximately 7.4% and 92.6%, respectively, of combined net income on a fully diluted basis. For the year ended December 31, 1994, it was estimated that IDB and LDDS (without giving effect to the WilTel Acquisition) will have contributed approximately 27.6% and 72.4%, respectively, of combined revenues; approximately 12.6% and 87.4%, respectively, of combined EBITDA; approximately 9.4% and 90.6%, respectively, of combined EBIT; approximately 10.1% and 89.9%, respectively, of combined reported net income; and approximately 10.8% and 89.2%, respectively, of combined net income on a fully diluted basis. For the year ended December 31, 1995, it was estimated that IDB and LDDS (without giving effect to the WilTel Acquisition) will have contributed approximately 29.1% and 70.9%, respectively, of combined revenues; approximately 15.0% and 85.0%, respectively, of combined EBITDA; approximately 16.0% and 84.0%, respectively, of combined EBIT; approximately 17.1% and 82.9%, respectively, of combined reported net income; and approximately 17.1% and 82.9%, respectively, of combined net income on a fully diluted basis.

     Assuming the effectiveness of the WilTel Transaction at December 31, 1994, for the year ended December 31, 1995, it was estimated that IDB and LDDS (giving effect to the WilTel Acquisition) will have contributed approximately 20.9% and 79.1%, respectively, of combined revenues; approximately 9.9% and 90.1%, respectively, of combined EBITDA; approximately 11.2% and 88.8%, respectively, of combined EBIT; approximately 16.1% and 83.9%, respectively, of combined reported net income; and approximately 16.2% and 83.8%, respectively, of combined net income on a fully diluted basis. The contribution analysis revealed that for the time periods listed above, either giving effect to the WilTel acquisition or not, the percentage of the consolidated organization's equity on a fully diluted basis to be received by IDB shareholders (19.7%) exceeds the percentage contributed by IDB for each of the income statement and balance sheet categories except for revenues for the twelve months ended June 30, 1994 and the year ended December 31, 1994.

     Analysis of Publicly Traded Comparable Companies. Hambrecht & Quist compared various multiples and ratios of income statement categories and historical balance sheet figures for other publicly traded companies that Hambrecht & Quist deemed to be comparable to IDB. Such data and ratios included market capitalization, enterprise value (market capitalization, plus debt, less cash), enterprise value to historical revenue, enterprise value to historical EBIT, enterprise value to historical earnings before depreciation, interest and taxes ("EBDIT"), market capitalization to historical net income, price per share to historical and projected earnings per share, and earnings per share growth rates.

     Companies used as comparable to IDB included long-distance telephone companies such as ACC Corp. ("ACC"), ALC, AT&T, LCI, LDDS, MCI and Sprint. The analysis of comparable companies yielded a mean multiple of 1.8 times historical revenue, 14.0 times historical EBIT, 11.8 times historical EBDIT, 21.6 times historical net income, 19.5 times 1994 projected net income and 16.8 times 1995 projected net income. These multiples yielded implied enterprise valuations and implied equity valuations as follows: multiple of revenue, $735.1 million and $565.3 million, respectively; multiple of EBIT, $282.7 million and $112.9 million, respectively; and multiple of EBDIT, $526.3 million and $356.4 million, respectively. The multiples of net income, 1994 projected net income and 1995 projected net income yielded implied equity valuations of $131.3 million, $288.4 million and $621.8 million, respectively. The consideration to be received by IDB either in the form of equity value or enterprise value exceeds the implied values yielded by the mean multiples for each of the income statement and balance sheet categories.

     Analysis of Selected Merger and Acquisition Transactions. Hambrecht & Quist also reviewed publicly available information on certain mergers and acquisitions of all or part of certain long-distance telephone companies. In examining these transactions, Hambrecht & Quist analyzed certain income statement and balance sheet parameters of the acquired company relative to the consideration offered. Multiples analyzed included consideration offered for assets (consideration offered for equity, less cash, plus long term debt, short term debt and preferred equity) to historical revenue, to historical EBDIT and to historical EBIT, to historical net operating assets, and consideration offered for equity to historical net income, to historical book value and historical cash flow from operations.

     The transactions analyzed included the following: Centex Telemanagement/MFS Communications, Resurgens/LDDS/MCC, TRT Communications/IDB, ATC/LDDS, Centel/Sprint, World Communications/IDB, Prime Telecommunications/LDDS, Com Systems/Resurgens, Telecom USA/MCI Communications, Galesi Communications/ATC, Teleconnect/SoutherNet, Microtel/ATC and SoutherNet/Tel/Man. The consideration offered in the foregoing transactions was an adjusted mean multiple of 1.6 times revenue, 12.1 times EBDIT, 16.8 times EBIT, 3.5 times net operating assets, 29.1 times reported net income, 3.8 times book value and 13.3 times cash flow from operations. These multiples yielded implied enterprise valuations and implied equity valuations, as follows: multiple of revenue, $650.2 million and $480.3 million, respectively; multiple of EBDIT, $538.7 million and $368.9 million, respectively; and multiple of EBIT, $340.8 million and $170.9 million, respectively. The multiples of reported net income and book value yielded implied equity valuations of $176.5 million and $1,153.6 million, respectively, and the multiple of cash flow from operations was not meaningful. The consideration to be received by IDB either in the form of equity value or enterprise value exceeds the implied values yielded by the mean multiples for each of the income statement and balance sheet categories except book value.

     Discounted Cash Flow Analysis. Hambrecht & Quist analyzed the theoretical valuation of IDB based on the unlevered discounted cash flow of the projected financial performance of IDB, as derived from near term managerial estimates and analyst estimates. Unlevered free cash flow is derived by taking tax-effected EBIT, adding non-cash charges for the relevant period (typically depreciation and amortization), and subtracting other anticipated cash needs for the relevant periods (typically working capital requirements and capital expenditures). To estimate the total present value of IDB, before giving effect to its capital structure,

Hambrecht & Quist discounted to present value (i) the projected stream of after-tax cash flows and (ii) the terminal value (the hypothetical value derived by selling the enterprise in its entirety at some future date) of IDB's business, using discount rates varying from 12.0% to 16.0%. The terminal value of IDB was based on multiples of 10, 12 and 14 times the projected EBIT for the 1998 fiscal year. At a 12.0% discount rate, the foregoing analysis yielded implied equity value for IDB of $593.1 million to $853.2 at a 13.0% discount rate, $564.4 million to $814.2 million; at a 14.0% discount rate, $537.0 million to $777.0 million; at a 15.0% discount rate, $510.8 million to $741.6 million; and at a 16.0% discount rate, $485.9 million to $707.9 million. The consideration to be received by IDB either exceeds or lies within the implied equity value ranges yielded by the discounted cash flow analysis.

     Pro Forma Analysis. Hambrecht & Quist analyzed the pro forma impact of the Merger on IDB's earnings per share, consolidated capitalization and financial ratios, both with and without giving effect to the WilTel Acquisition. In conducting its analysis, Hambrecht & Quist relied upon the financial projections provided by the managements of IDB, LDDS and WilTel, respectively, including a range of potential savings during the forecast period resulting from the Merger as estimated by the managements of IDB and LDDS. The analysis indicated that earnings per share of the pro forma consolidated organization would be higher after the Merger than for IDB as a stand-alone company and that the Merger is expected to be accretive for the stockholders of IDB, in each case both with and without giving effect to the WilTel Acquisition.

     Stock Trading History Analysis. Hambrecht & Quist examined the history of the trading prices and volume of shares of IDB Common Stock, and the relationship between movements in the prices of such shares and movements in certain stock indices, including a telecommunications index, the Nasdaq Index and the Dow Jones Industrial Average, during the periods from September 15, 1992 to September 14, 1994. Such data were used to analyze the historic public market valuation of IDB as compared with the historic public market valuation of the companies comprising the three indices.

     No company or transaction used in the above analyses is identical to IDB, LDDS or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared. The companies included in the telecommunications index included IDB, LDDS, ACC, ALC, AT&T, LCI, LDDS, MCI and Sprint. That the IDB shareholders will continue to hold shares of a telecommunications company, and that historically telecommunications companies outperformed the Dow Jones Industrial Average and the Nasdaq Index, although not a primary or determining factor, helped to support the opinion of Hambrecht & Quist.

     The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion, which is attached at Annex C to this Joint Proxy Statement/Prospectus.

     In the past, Hambrecht & Quist has provided investment banking and other financial advisory services to IDB and has received customary fees for rendering these services. Hambrecht & Quist acted as a managing underwriter of public offerings of IDB's Common Stock in November 1991, May 1993 and November 1993 and of IDB Notes in August 1993. Hambrecht Quist has provided research coverage for IDB and from time to time recommended the purchase of IDB securities. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of IDB and receives customary compensation in connection therewith. In the ordinary course of business, Hambrecht & Quist actively trades in the publicly traded securities of IDB for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Hambrecht & Quist is a defendant in certain of the consolidated actions pending in the United States District Court for the Central District of California under the caption In re IDB Communications Group, Inc. Securities Litigation, Master File No. CV-94-3618-RG (JGx). See "Information Regarding IDB -- Recent
Developments -- Stockholder Litigation and Other Proceedings."

     Hambrecht & Quist is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board of Directors of IDB selected Hambrecht & Quist to act as its financial advisor in connection with the Merger on the basis of its knowledge of IDB through prior engagements and such experience.

     Pursuant to the terms of an engagement letter dated July 11, 1994, IDB has agreed to pay to Hambrecht & Quist an advisory fee of $100,000 and an additional fee of $500,000 at such time as Hambrecht & Quist was requested to provide an opinion on fairness from a financial point of view of the consideration to be received by IDB's stockholders in connection with sale of IDB. Upon delivery of any subsequent fairness opinion (if requested by IDB) involving the same potential acquiror for which a fairness opinion has previously been rendered, IDB will pay Hambrecht & Quist $250,000. IDB agreed to pay a transaction fee of approximately $5.4 million (assuming a per share price of LDDS Common Stock of $22.50) based on the aggregate consideration received by IDB's stockholders in the Merger net of the $850,000 previously described prior payments for acting as IDB's financial advisor in connection with the Merger, including the rendering of Hambrecht & Quist's opinion(s). Except as set forth above, such transaction fee is payable upon consummation of the Merger. In the event that IDB becomes a party to a transaction that does not constitute a sale of IDB, IDB has agreed to pay Hambrecht & Quist a fee consistent with market practice. IDB also has agreed to reimburse Hambrecht & Quist for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor.

  Chemical Securities Inc.

     In addition to retaining Hambrecht & Quist, IDB's Board of Directors retained Chemical as IDB's financial advisor in connection with the possible business combination involving LDDS. Chemical is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. IDB's Board of Directors selected Chemical to act as IDB's financial advisor based on Chemical's experience in mergers and acquisitions and in securities valuations generally.

     On July 28, 1994, Chemical orally advised IDB's Board of Directors that, on and as of such date, and based on various considerations and assumptions and subject to its final review of the Merger Agreement, the Exchange Ratio was fair, from a financial point of view, to the holders of IDB Common Stock. Chemical confirmed its oral advice by delivery of its written opinion, dated August 1, 1994. At the request of IDB's Board of Directors, on September 19, 1994 and in light of the proposed WilTel Acquisition and the financing thereof, Chemical reconfirmed its opinion and orally advised IDB's Board of Directors that, on and as of such date, and based on various considerations and assumptions, the Exchange Ratio was fair, from a financial point of view, to the holders of IDB Common Stock, whether or not the WilTel Acquisition was consummated. Chemical confirmed its oral advice by delivery of its confirmatory written opinion, dated September 19, 1994. THE FULL TEXT OF CHEMICAL'S CONFIRMATORY WRITTEN OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS OF ITS REVIEW, IS ATTACHED HERETO AS APPENDIX D AND IS INCORPORATED BY REFERENCE HEREIN. HOLDERS OF IDB COMMON STOCK ARE URGED TO AND SHOULD READ CHEMICAL'S CONFIRMATORY WRITTEN OPINION IN ITS ENTIRETY.

     In connection with Chemical's confirmatory written opinion, Chemical reviewed and analyzed, among other things: (a) the Merger Agreement, the WilTel Acquisition agreement and the terms of the financing related to the WilTel Acquisition and the Schedule 14A, including the Preliminary Joint Proxy Statement, relating to the Merger as filed with the Securities and Exchange Commission on September 12, 1994, (b) certain publicly available financial information of IDB, LDDS and Williams, including the Annual Report on Form 10-K of each of IDB, LDDS and Williams for the fiscal year ended December 31, 1993 and the Quarterly Report on Form 10-Q of each of IDB, LDDS and Williams for the quarter ended June 30, 1994, (c) the terms of the Certificate of Incorporation and Bylaws of IDB and LDDS as in effect prior to the effective time of the Merger and such other documents defining the rights of securityholders of IDB and LDDS, (d) certain internal financial and operating data of IDB and LDDS (with and without WilTel), including management forecasts, which took into account for calendar years 1994 and 1995 IDB's financial projections as revised based on IDB management's determination to revise certain accounting principles and update its financial forecasts, and (e) certain pro forma combined information giving effect to the Merger, with and without the WilTel Acquisition, prepared jointly by the managements of IDB and LDDS concerning potential cost savings and efficiencies expected to result from the Merger, with and without the WilTel Acquisition. Chemical also engaged in discussions with members of the senior management of IDB, LDDS and WilTel regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, Chemical has reviewed the reported price and trading activity for IDB Common Stock and LDDS Common Stock, compared certain financial and stock market information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of recent business combinations in the telecommunications services industry and in other industries generally, and performed such other studies and analyses as Chemical considered appropriate.

     Chemical relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by it for purposes of its opinion. In addition, Chemical did not make an independent evaluation or appraisal of the assets and liabilities of IDB and LDDS (with or without WilTel) or any of their respective subsidiaries and was not furnished with any such evaluation or appraisal. In connection with the exchange ratio negotiations, IDB provided certain financial information, including projections, to representatives of Chemical. The projections consisted of income statement projections and certain supporting assumptions by business unit for fiscal years 1994 and 1995 presented on a quarterly basis. The assumptions included information regarding the number of inbound and outbound minutes and the associated rates. The original projections were subsequently updated in July principally to reflect the impact of the change to IDB's method of accounting for international long distance traffic. These projections were among the materials considered by Chemical in reaching its opinion. With respect to information related to the prospects for IDB and LDDS (with and without WilTel), Chemical assumed that such information reflected the best currently available judgment and estimates of the managements of IDB, LDDS and WilTel as to the future financial performance of IDB or LDDS (with and without WilTel), as the case may be, and as to the estimated cost savings and synergies expected to result from the combination of IDB and LDDS (with and without WilTel). Chemical was not requested to, and did not, participate in the negotiations relating to the Merger or the WilTel Acquisition or solicit third party indications of interest in acquiring any or all of IDB's assets, properties or securities.

     Chemical has assumed with the consent of IDB's Board of Directors that in the course of obtaining the necessary consents and approvals, or any amendments, modifications or waivers to any documents to which either IDB, LDDS or WilTel are a party, as contemplated by the Merger Agreement or the WilTel Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any adverse effect on the contemplated benefits to the holders of IDB Common Stock following the Merger. In addition, Chemical assumed with the consent of IDB's Board of Directors that the Merger will be recorded as a pooling-of-interests under generally accepted accounting principles and will be tax-free to IDB, LDDS and their respective shareholders. Chemical based each of its opinions on market, economic and other conditions existing on the date of the opinion and on the information made available to it as of the date of the opinion. In rendering its written confirmatory opinion, Chemical did not take into account any future agreement which LDDS might enter into to effect a material acquisition transaction subsequent to the date of such opinion other than the WilTel Acquisition agreement.

     The following is a summary of financial analyses utilized by Chemical and reviewed with IDB's Board of Directors at the meeting of the Board of Directors on September 19, 1994, and does not purport to be a complete description of the analyses performed by Chemical. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analysis as a whole, could create an incomplete view of the processes underlying Chemical's opinion. In arriving at its fairness determination, Chemical considered the results of all such analyses. The analyses were prepared solely for the purposes of enabling Chemical to render its opinion to IDB's Board of Directors as to the fairness of the Exchange Ratio, and do not purport to be appraisals or necessarily reflect the prices at which IDB or its securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future values, which may be significantly more or less favorable than suggested by such analyses.

     Contribution Analysis. Chemical reviewed certain historical and estimated future operating and financial information (including, among other things, revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income and book value) for IDB and LDDS (with and without WilTel) based on actual results, IDB, LDDS and WilTel managements' financial forecasts for each of their respective companies, and, in the case of the pro forma consolidated LDDS/WilTel forecasts, certain assumptions prepared jointly by the managements of LDDS and WilTel pertaining to potential cost savings and efficiencies expected to result from the combination of LDDS and WilTel. Based on such review, Chemical analyzed the relative financial contributions of each of IDB and LDDS (with and without WilTel) to the pro forma consolidated organization for the twelve month period ending June 30, 1994 and for the forecasted twelve month period ending December 31, 1995. Based on such analysis, Chemical determined that IDB's contributions to the pro forma consolidated organization (without WilTel) of revenue, EBITDA, EBIT, net income and book value for the twelve month period ended June 30, 1994 were 21.7%, 11.4%, 8.5%, 7.5% and 15.3%, respectively, and for the twelve month forecasted period ending December 31, 1995 were 29.1%, 15.0%, 16.0%, 17.2%, and 20.3%, respectively. Alternatively, Chemical determined that IDB's contributions to the pro forma consolidated organization (with WilTel) of revenue, EBITDA, EBIT, net income and book value for the twelve month period ended June 30, 1994 were 15.5%, 7.8%, 6.3%, 6.4% and 14.0%, respectively, and for the twelve month forecasted period ending December 31, 1995 were 20.9%, 9.8%, 11.6%, 17.0%, and 20.1%, respectively. The results of such analyses were then compared to the pro forma ownership percentage of holders of IDB Common Stock in the pro forma consolidated organization (with WilTel) of between 20.2% and 22.6%, based on a range of exchange ratios of approximately 0.451 and 0.520 of a share of LDDS Common Stock for each share of IDB Common Stock and considering certain adjustments relating to the exercise, as a result of the Merger, of certain LDDS options. Except in the case of the relative contributions of revenue, the Contribution Analysis indicated that the Exchange Ratio was favorable to IDB's shareholders.

     Pro Forma Merger Analysis. Chemical reviewed certain financial information, including the financial projections of IDB on a stand-alone basis for the fiscal year ending December 31, 1995 and the pro forma financial projections for the consolidated organization (with and without WilTel) resulting from the Merger for the fiscal year ending December 31, 1995. The pro forma financial projections for the consolidated organization resulting from the Merger were based on the respective financial projections of the managements of IDB, LDDS and WilTel and certain assumptions prepared jointly by the managements of IDB and LDDS pertaining to potential cost savings and efficiencies expected to result from the Merger ("IDB/LDDS cost savings") and certain assumptions prepared jointly by the managements of LDDS and WilTel pertaining to potential cost savings and efficiencies expected to result from LDDS' acquisition of WilTel ("LDDS/WilTel cost savings"). Based on the above, Chemical calculated the implied earnings per share ("EPS") for the consolidated organization (with and without WilTel) for the fiscal year ending December 31, 1995. Such analysis indicated that the Merger would be accretive to EPS (as adjusted by the Exchange Ratio range to determine the equivalent EPS range per share of IDB Common Stock) within implied ranges of approximately 17.4% to 31.4% (without WilTel and excluding IDB/LDDS cost savings) and approximately 29.5% to 44.9% (with WilTel and including LDDS/WilTel cost savings), in each case considering certain adjustments relating to the exercise, as a result of the Merger, of certain LDDS options, for IDB stockholders, who pursuant to the Merger would become holders of shares of the consolidated organization, in comparison with EPS of IDB on a stand-alone basis. While Chemical noted that without LDDS/WilTel cost savings the Merger would potentially be dilutive to IDB shareholders, it also noted that management believed that cost savings and efficiencies would be inherent in the combination of LDDS' and WilTel's operations. The Pro Forma Merger Analysis indicated that the Merger, except as noted above, would be accretive to IDB shareholders.

     Comparable Company Analysis. Chemical reviewed and compared certain actual and estimated financial, operating and stock market information of IDB, LDDS and selected companies in the telecommunications services industry, including ACC, ALC, LCI, MFS Communications Company, RCI Corporation, and U.S. Long Distance Corporation (collectively, the "Selected Comparable Companies"), and AT&T, MCI, and Sprint (together with the Selected Comparable Companies, the "Comparable Companies"). Chemical compared market values as multiples of historical net income and projected EPS of the Selected

Comparable Companies and the Comparable Companies. Chemical also compared the adjusted market values (equity market value, plus the book value of debt and preferred stock, less cash and cash equivalents) as multiples of historical revenue, EBITDA and EBIT of the Selected Comparable Companies and the Comparable Companies. The following table summarizes certain market multiples derived from Chemical's analysis as of September 15, 1994:

                                             IDB        LDDS                              SELECTED
                                           -------     -------     ALL COMPARABLES       COMPARABLES
                                           CURRENT     CURRENT     ---------------     ---------------
                                           MARKET      MARKET      MEAN     MEDIAN     MEAN     MEDIAN
                                           -------     -------     ----     ------     ----     ------
Multiples of market value:
  LTM net income.........................    65.7x       21.4x     21.3x     20.7x     22.8x     22.2x
  1994 est. net income...................    21.0        21.4      19.5      17.2      21.5      22.7
  1995 est. net income...................    15.2        17.5      15.4      15.1      15.8      15.6
Multiples of adjusted market value:
  Revenue................................     2.1x        2.2x      1.6x      1.4x      1.8x      2.1x
  EBITDA.................................    18.2         8.8       8.7       8.7      14.4      11.6
  EBIT...................................    36.1        12.5      14.7      13.2      16.6      17.6

     Projected EPS multiples for the Comparable Companies were based on the consensus EPS estimates of selected investment banking firms. All multiples were based on closing stock prices as of September 15, 1994. The Comparable Company Analysis, particularly in the case of multiples of adjusted market value, indicated that relative to LDDS and to the Comparable Companies, IDB's current stock price was not undervalued, and relative to the IDB and the Comparable Companies, the current stock price of LDDS was not overvalued.

     Comparable Transaction Analysis. Chemical reviewed publicly available information relating to selected public and private market transactions in the telecommunications services industry and certain significant stock-for-stock mergers. Such transactions include: the merger of LDDS, MCC and Resurgens; the merger of LDDS and ATC; the pending 20% acquisition by Deutsch Telekom and France Telecom of Sprint; the 20% acquisition by British Telecom PLC of MCI; the merger of Sprint and Centel Corporation; and the merger of GTE Corporation and Contel Corporation (the "Selected Transactions"). Assuming a value of LDDS Common Stock of $22.875 (the closing price of LDDS Common Stock as of September 15, 1994) and an implied exchange ratio of approximately 0.451 of a share of LDDS Common Stock for each share of IDB Common Stock in the Merger, such analysis indicated that for the Selected Transactions (i) levered aggregate consideration as mean and median multiples of sales, EBITDA and EBIT for the twelve months ended June 30, 1994 were 2.7 and 2.6, 11.0 and 11.5 and 19.2 and 18.7, respectively, as compared to corresponding values of 2.3, 19.8 and 39.3, respectively, in the Merger, (ii) aggregate consideration as mean and median multiples of net income for the twelve months ended June 30, 1994, forecasted fiscal year 1994 EPS and forecasted fiscal year 1995 EPS were 36.7 and 36.4,
24.8 and 23.1 and 20.5 and 21.5, respectively, as compared to corresponding values of 73.3, 23.5 and 16.9, respectively, in the Merger and (iii) the mean and median percentage premium to market capitalization on the date prior to public announcement and for the thirty day period prior to public announcement were 16.9% and 16.0% and 21.9% and 20.1%, respectively, as compared to corresponding values of 11.5% and 11.9% (or, assuming a value of LDDS Common Stock of $19.00 (the closing price as of July 25, 1994), values of -11.1% and
- -0.9%), respectively, in the Merger. The Comparable Transaction Analysis indicated that implied multiples of the Merger based on last twelve month financial results generally compared favorably with multiples based on the Selected Transactions, and implied multiples of the Merger based on forecasted financial results generally were on the low side of multiples based on Selected Transactions. Chemical also noted that the implied stock premium of the Merger was on the low side of premiums paid in Selected Transactions.

     Other Analyses. Chemical reviewed and analyzed the historical trading prices and volumes for IDB Common Stock and LDDS Common Stock, separately and in comparison to one another and to indices of the Comparable Companies.

     The terms of the engagement of Chemical by IDB are set forth in the letter agreement dated July 12, 1994 between Chemical and IDB (the "Engagement Letter"). Pursuant to the terms of the Engagement Letter, IDB has paid to Chemical a fee of $100,000 upon execution of the Engagement Letter and a fee of $500,000 upon delivery of its written opinion dated August 1, 1994. Additional opinion fees of $250,000 are due upon delivery of any subsequent fairness opinions, if requested by IDB, including in respect of Chemical's confirmatory written opinion dated September 19, 1994. In addition, IDB has agreed to pay Chemical a transaction fee (against which IDB is entitled to credit all fees previously paid to Chemical) payable upon consummation of the Merger of 0.1875% of the aggregate consideration paid in the Merger, provided that the fee for amounts payable to the holders of IDB Common Stock in excess of an implied value of $12.00 per share shall be equal to 1.00% of such excess consideration. For purposes of calculating the transaction fee, the value of the LDDS Common Stock to be received by holders of IDB Common Stock pursuant to the Merger Agreement will be the last sale price for LDDS Common Stock on the day prior to closing. In addition, IDB has agreed to reimburse Chemical for its reasonable out-of-pocket expenses, including fees and disbursements of its counsel, and to indemnify Chemical against certain liabilities relating to or arising out is its engagement.

     Chemical Bank and its affiliates, including Chemical Securities Inc., in the ordinary course of business, have, from time to time, provided, and in the future may continue to provide, personal banking services, including the making of loans and money management services, to certain officers and directors of IDB and LDDS, as well as providing general commercial banking services to companies in which they have a financial interest or for which they serve as an officer, director or employee. Chemical Bank has agreed in the amount of $85,000,000 to participate as a member of the syndicate of banks which may provide financing of up to $3,410,000,000 to LDDS in connection with the WilTel acquisition. Chemical Bank and its affiliates, including Chemical Securities Inc., have provided, and in the future may provide, commercial and investment banking services to Williams. In the ordinary course of business, Chemical Bank or its affiliates may trade in the debt and equity securities of IDB, LDDS and Williams for Chemical Bank's or its affiliates' own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     After the Merger, IDB is expected to continue to operate under its current name as a subsidiary of LDDS. Following the Merger, it is anticipated that the LDDS Board will consist of the current directors of LDDS and the IDB nominee LDDS has agreed to elect or appoint to the LDDS Board pursuant to the terms of the Merger Agreement. It is anticipated that Mr. Sudikoff will be the IDB nominee appointed to serve as a director on the LDDS Board. See "-- Certain Covenants" and "-- Interests of Certain Persons in the Merger -- Director Nominee." For further information concerning LDDS directors, reference is made to the 1994 LDDS Proxy Statement, which is incorporated in relevant part herein by reference.

     If the WilTel Acquisition is consummated, WilTel is expected to operate as a subsidiary of LDDS and continue to conduct business under the name of WilTel Network Services under a limited license from Williams.

TERMS AND CONDITIONS OF THE PROPOSED MERGER

     Set forth below is a description of the primary terms and conditions of the Merger Agreement, which description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A.

     CONDITIONS OF THE MERGER. Set forth below is a description of the principal conditions to the obligations of IDB and LDDS to consummate the Merger. Consummation of the Merger is not conditioned upon consummation of the WilTel Acquisition.

     MUTUAL CONDITIONS. The respective obligations of IDB and LDDS to consummate the Merger are subject to the satisfaction or waiver of certain mutual conditions, including, without limitation, the following: (i) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of IDB and the issuance of the LDDS Common Stock pursuant to the Merger shall have been approved by the requisite vote of the shareholders of LDDS pursuant to the rules of the NASD; (ii) no order, statute, rule, regulation, stay, judgment or injunction of any court or other governmental authority shall be in effect which prohibits or prevents the consummation of the Merger; (iii) all material consents, approvals, waivers or authorizations of, notices to or filings with any governmental authority required for the consummation of the Merger shall have been obtained and, in the case of those of the FCC and state public utility or service commissions, shall have been obtained by final order, except where the failure to obtain such consents would not have a material adverse effect on the Surviving Corporation and its subsidiaries taken as a whole; (iv) the waiting period under the Hart-Scott-Rodino Act shall have expired or been terminated and no action shall have been instituted by the United States Department of Justice or the Federal Trade Commission to prevent consummation of the Merger or the transactions contemplated thereby or to modify such transactions in any material way or, if instituted, shall have been withdrawn or a final judgment entered against such Department or Commission; (v) any required consents, approvals, waivers or authorizations of, notices to or filings of any person to the Merger or the transactions contemplated thereby, including, without limitation, the respective lenders to LDDS and IDB, shall have been obtained, except where the failure to obtain such consent would not have a material adverse effect on the Surviving Corporation and its subsidiaries taken as a whole; (vi) IDB and LDDS shall have received the written opinions of Arthur Andersen LLP, the independent accountants to both LDDS and IDB, to the effect that the Merger will qualify for pooling of interests accounting treatment; and (vii) IDB shall have received an opinion of IDB's tax counsel that IDB stockholders will not recognize gain or loss for federal tax purposes in connection with their receipt of consideration in the Merger, except to the extent they receive cash in lieu of fractional shares. The Merger may be effected without regard to whether the WilTel Acquisition is consummated.

     IDB and LDDS have filed the appropriate applications for the governmental and regulatory approvals required as a condition to the respective obligations of the parties to consummate the Merger, and the parties presently anticipate that all regulatory matters will be successfully completed in a timely manner. See "-- Certain Regulatory Filings and Approvals."

     IDB'S CONDITIONS. IDB's obligation to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including, without limitation, the following: (i) certain representations and warranties of LDDS made in the Merger Agreement must be true and correct as of the Effective Time, certain other representations and warranties made in the agreement must be true and correct in all material respects as of the Effective Time, all covenants and agreements required to be performed by LDDS prior to the Effective Time shall have been performed in all material respects, no material adverse change in the business, assets, condition (financial or otherwise), properties, liabilities or the results of operations of LDDS shall have occurred, and LDDS shall have delivered an officer's certificate stating the foregoing; (ii) the legal opinion of counsel to LDDS, reasonably satisfactory to IDB, shall have been received by IDB regarding certain legal matters; (iii) the fairness opinions received by the Board of Directors of IDB from Hambrecht & Quist and Chemical with respect to the Merger shall not have been withdrawn at or prior to the IDB Special Meeting; and (iv) IDB shall have received comfort letters from Arthur Andersen LLP, independent auditors to LDDS, covering such matters as are customary in transactions such as the Merger;

     LDDS'S CONDITIONS. LDDS's obligation to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including, without limitation, the following: (i) certain representations and warranties of IDB made in the Merger Agreement must be true and correct as of the Effective Time, certain other representations and warranties made in the agreement must be true and correct in all material respects as of the Effective Time, all covenants and agreements required to be performed by IDB prior to the Effective Time shall have been performed in all material respects, no material adverse change in the business, assets, condition (financial or otherwise), properties, liabilities or the results of operations of IDB shall have occurred, and IDB shall have delivered an officer's certificate stating the foregoing; (ii) the legal opinion of counsel to IDB, reasonably satisfactory to LDDS, shall have been received by LDDS regarding certain legal matters; (iii) the fairness opinion received by the Board of Directors of LDDS from Breckenridge shall not have been withdrawn at or prior to the LDDS Special Meeting; (iv) LDDS shall have received comfort letters from Arthur Andersen LLP, independent auditors to IDB, covering such matters relating to periods for which such auditors have been retained as are customary in transactions such as the Merger; (v) the acquisition of the assets of Southwest Communications, Inc., a Delaware corporation ("SCI"), for nominal consideration, pursuant to an agreement which does not expose any director, officer, employee or shareholder of SCI to liability after the Effective Time, shall have been consummated prior to or at the Effective Time (see "-- Interests of Certain Persons in the Merger -- Acquisition of SCI"); and
(vi) IDB shall have terminated the employment agreements with Messrs. Sudikoff, Cheramy and Hartz, as permitted by Section 4.1(a)(vi) of the Merger Agreement (see "-- Interests of Certain Persons in the Merger").

     ACCOUNTING CONTINGENCY. Notwithstanding any other provisions of the Merger Agreement, LDDS has acknowledged that it has reviewed all statements (the "Relevant Statements") made by IDB concerning the "Accounting Contingency" (defined below) in its filings with the Commission, and has agreed that, except as to the Relevant Statements, it is not relying on any statement, representation, warranty or other disclosure made by IDB or its representatives regarding the Accounting Contingency. LDDS agrees that no representation, warranty or covenant of IDB set forth in the Merger Agreement shall be deemed to have been breached and no condition to the obligations of LDDS shall be deemed to be unsatisfied as a result of the Accounting Contingency or the claims of any persons (or the costs, expenses, liabilities or damages relating to such claims) arising out of the Accounting Contingency, except and only to the extent that such breach or unsatisfied condition is attributable to a misstatement or omission with respect to a material fact in the Relevant Statements, the reliability of which is not otherwise questioned by other disclosures in the Relevant Statements.

     The term "Accounting Contingency" means generally any matters disclosed in the filings of IDB with the Commission relating to accounting disagreements between IDB and Deloitte, or the resignation on May 23, 1994 of Deloitte as IDB's auditors, or accounting adjustments or restatements relating to the financial statements of IDB for the fiscal quarter ended March 31, 1994, and all litigation ongoing, pending, threatened or subsequently commenced to the extent arising or resulting from any such matters or the consequences or results of any such matters. See "Information Regarding IDB -- Recent Developments."

     CERTAIN COVENANTS. IDB has agreed (i) to use reasonable business efforts to cause Mr. Sudikoff to certify that he has no plan or intention to sell, exchange or otherwise dispose of shares of LDDS Common Stock received in the Merger, (ii) to cooperate to seek to obtain, at or prior to the Closing, noncompete and confidentiality agreements on reasonable terms from key employees of IDB (other than such employees who are already parties to similar agreements with LDDS); (iii) to use reasonable business efforts to cause each person who is an "affiliate" of IDB within the meaning of the Securities Act to execute a letter agreement restricting the sale of LDDS Shares for certain purposes (see "-- Status Under Federal Securities Laws"); and (iv) to rescind previous actions regarding certain IDB Options granted to Jeffrey P. Sudikoff, Edward R. Cheramy and Rudy Wann, such rescission to be effective at the Effective Time.

     LDDS has agreed to cause Mr. Sudikoff or, if he is unable or declines to serve, such other person as may be designated prior to the Effective Time by IDB, to be elected or appointed to the Board of Directors of LDDS promptly after the Effective Time, provided Mr. Sudikoff or such other person, as the case may be, consents thereto and, in the reasonable judgment of the Board of Directors of LDDS, is qualified to serve. See "-- Interests of Certain Persons in the Merger -- Director Nominee" and "-- Effect on Employment Agreements" for further information regarding Mr. Sudikoff and see "Information Regarding IDB -- Recent Developments" for a discussion of certain legal proceedings involving Mr. Sudikoff.

     After the Effective Time, LDDS has agreed to arrange for each participant in any of the employee benefit plans of IDB to participate in any counterpart plans of LDDS in accordance with the eligibility criteria thereof. In connection therewith, LDDS has agreed that (i) such participants shall receive full credit for years of service with IDB prior to the Merger for all purposes for which such service was recognized under the IDB plan, (ii) such participants shall participate in LDDS plans on terms no less favorable than those offered by LDDS to similarly situated employees, (iii) any provisions in such LDDS benefit plans which restrict benefits by reason of pre-existing conditions shall be waived to the extent the insurer thereunder will permit such waiver without an increase in premiums or other cost to LDDS, and (iv) each IDB employee shall receive credit under LDDS plans for co-payments and payments under a deductible limit made during the current year in accordance with the corresponding IDB benefit plan to the extent the insurer will permit such credit without an increase in premiums or other cost to LDDS.

     LDDS has also agreed to indemnify and hold harmless directors, executive officers, employees and agents of IDB as described under "-- Interests of Certain Persons in the Merger -- Indemnification."

     IDB and LDDS have agreed to give the other party prompt notice of the following: (i) any notice of a default or event which, with notice or the passage of time, would become a default under any material contract which could have a material adverse effect on that party, (ii) receipt of any notice from a third party alleging that its consent is required in connection with the Merger,
(iii) receipt of any material notice from any regulatory body in connection with the Merger, (iv) the occurrence of an event which would have a material adverse effect on that party, (v) the commencement or threat of any litigation involving or affecting that party, or, to its knowledge, any employee, agent, director or officer in his or her capacity as such which, if pending on the date of the Merger Agreement, would have been required to be disclosed, and (vi) the occurrence of any event that would cause a breach by such party of the Merger Agreement or that, if such event had occurred on the date of the Merger Agreement, would have been required to have been disclosed.

     IDB and LDDS have agreed to give the other reasonable access to its plants and facilities and, subject to applicable law and compliance with contractual obligations, all contracts, agreements and books and records, to permit reasonable inspections, and to furnish the other party with such financial and operating data as may be reasonably requested.

     IDB and LDDS have each agreed to give notice of and hold a meeting of its shareholders for the purpose of obtaining any necessary adoption and approval of certain matters relating to the Merger and, subject to directors' fiduciary obligations under applicable law as advised by counsel, the Board of Directors of each party will recommend to shareholders that they provide such approval.

     Subject to directors' fiduciary obligations under applicable law as advised by counsel, IDB and LDDS have each agreed to use reasonable business efforts to take or cause to be taken all things necessary or advisable to consummate and make effective the Merger, including, without limitation, (i) obtaining the consent to the Merger of its lenders and others, (ii) defending any litigation against such party challenging the Merger Agreement, (iii) obtaining consents from governmental authorities required for the Merger, and (iv) timely making filings under the Hart-Scott-Rodino Act.

     CONDUCT OF BUSINESS PRIOR TO MERGER. Except as otherwise provided in the Merger Agreement, each of IDB and LDDS have agreed, pending consummation of the Merger, to conduct their respective operations in the ordinary course of business, consistent with past practice. In particular, without the prior written consent of LDDS, neither IDB nor any of its subsidiaries shall (i) amend or propose to amend its charter or bylaws; (ii) authorize for issuance, issue, grant, sell, pledge or dispose of any shares of, or options, warrants or rights to acquire, the capital stock of IDB or any or its subsidiaries, except pursuant to the exercise of existing stock options or warrants or the conversion of outstanding convertible securities or securities issuable pursuant to IDB's 401(k) plan, and except that IDB may adopt a stockholder rights plan pursuant to which rights to purchase shares of the capital stock of IDB or any of its subsidiaries may be distributed to IDB's stockholders in the event that any person shall acquire in excess of a designated number of shares of IDB Common Stock (provided such plan is not inconsistent with IDB's obligations under the Merger Agreement); (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution in respect of its capital stock, or redeem, purchase or otherwise acquire any shares of its capital stock or other securities, other than distributions to IDB or its subsidiaries; (iv) except, in each case (other than clause (d) and in the case of clause (e), subject to clause (x) below) in the ordinary course of business consistent with past practice, (a) create, incur or assume any short- or long-term debt or obligations in respect of capital leases, except for debt (including capital leases) not in excess of $5 million in the aggregate for all entities combined; (b) assume, guarantee or endorse the obligations of any person, except those of a subsidiary permitted under the Merger Agreement consistent with past practice, (c) make any capital expenditures or any loans, advances or capital contributions to any person, other than customary advances to employees and currently committed capital expenditures not in excess of $2 million individually or $20 million in the aggregate, (d) acquire the stock or assets of, or merge or consolidate with, any other person, or (e) enter into any material contractual liability or obligation; (v) sell, transfer, mortgage, pledge or otherwise dispose of any material assets or properties; (vi) increase the compensation of any officers or employees, except as required in existing contracts and except for increases in the ordinary course of business consistent with past practice not in excess of the lesser of 10% of current compensation per individual or $10,000 per annum, or enter into or amend any employment, consulting, bonus or other agreement or benefit plan, except in the ordinary course of business consistent with past practice and except that (a) IDB may compromise or settle its obligations under any existing employment agreements by payment of not more than $13 million in the aggregate to Messrs. Sudikoff, Cheramy, and Hartz, as previously disclosed to LDDS (see "-- Interests of Certain Persons in the Merger -- Effect on Employment Agreements"), and (b) IDB may pay bonuses to its key employees in the aggregate amount of $255,000, as IDB deems necessary to retain such employees until the Effective Time, subject to certain limitations, none of which bonuses will exceed $50,000 to any individual (see "-- Interests of Certain Persons in the Merger -- Effect on Employment Agreements"); (vii) make any tax elections that are inconsistent with prior elections; (viii) compromise, settle or grant any waiver or release relating to litigation, except routine litigation in the ordinary course of business consistent with past practice and involving payment not in excess of $100,000 individually or $500,000 in the aggregate; (ix) enter into or amend any real property lease; (x) enter into or amend any agreement or transaction (a) under which the aggregate financial obligation of IDB or the value of services to be provided could exceed $1 million, (b) having a term of more than 12 months and pursuant to which the aggregate financial obligation of IDB could exceed $50,000 per year, or (c) which is not terminable upon 30 or fewer days' notice by IDB without penalty in excess of $500,000 individually or $1 million when aggregated with all such penalties; (xi) change any accounting practices, except as required by generally accepted accounting principles or by law; (xii) prior to making any significant decision required or permitted to be made under its charter, bylaws or indemnification agreements in respect of indemnification of any director, officer, employee or agent of IDB, fail to consult with LDDS or take any action in bad faith which materially increases the obligations of IDB or LDDS; or (xiii) agree, commit or arrange to do any of the foregoing.

     In addition, without the prior written consent of IDB, neither LDDS nor any of its subsidiaries shall (i) amend or propose to amend its charter or bylaws;
(ii) authorize for issuance, issue, grant, sell, pledge or dispose of any shares of, or options, warrants or rights to acquire, the capital stock of LDDS or any of its subsidiaries, except pursuant to the exercise of existing stock options or warrants or the conversion of outstanding convertible securities, except as otherwise permitted by the Merger Agreement; (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend (other than dividends on outstanding LDDS Preferred Stock) or other distribution in respect of its capital stock, or redeem, purchase or otherwise acquire any shares of its capital stock or other securities; (iv) (a) except for debt (including capital leases) not in excess of $175 million in the aggregate for all entities combined, create, incur or assume any short- or long-term debt or obligations in respect of capital leases, (b) assume, guarantee or endorse the obligations of any person, except those of a subsidiary as permitted under the Merger Agreement consistent with past practice, or (c) as to LDDS, merge or consolidate with any other person, unless LDDS is the surviving corporation, except in the case of clauses (a) and (b), in the ordinary course of business consistent with past practice or incident to the WilTel Acquisition; (v) sell, transfer, mortgage, pledge or otherwise dispose of any material assets or properties, other than in the ordinary course of business consistent with past practice; or (vi) agree, commit or arrange to do any of the foregoing. Notwithstanding the foregoing, LDDS is permitted to take any of the following actions without IDB's consent: (i) subject to clause (iv) above and the notice requirements referred to under "-- Certain Covenants" above, if applicable, acquire any securities or assets of third parties; (ii) grant options having an exercise price at least equal to the market price of LDDS Common Stock to employees and issue LDDS Common Stock upon exercise; (iii) cause its subsidiaries to declare and pay dividends and other distributions to LDDS; and
(iv) draw under and pursuant to its existing revolving credit facilities.

     TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of the Boards of Directors of IDB and LDDS. In addition, either of the parties may terminate the Merger Agreement: (i) if the Merger is not consummated on or before March 31, 1995 (or such later date as may be agreed to by the parties) or if the requisite approvals of the respective shareholders of either IDB or LDDS are not obtained at meetings convened therefor; (ii) in the event of (a) a breach of certain representations or warranties by the other party or a material breach of certain other representations or warranties by the other party or (b) a breach of material covenants or agreements by the other party that has not been cured or otherwise resolved to the reasonable satisfaction of the terminating party within 30 days after receipt by the breaching party of notice thereof; (iii) in the event a court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting the Merger, and such order, decree or ruling shall have become final and nonappealable; or (iv) in the event, pursuant to the exercise of the fiduciary duties of the Board of Directors of IDB as advised by counsel, (a) IDB enters into an agreement in principle, letter of intent or definitive agreement with respect to the acquisition or purchase by any person of all or a significant portion of the assets of, or any significant equity interest in, IDB or any of its subsidiaries (unless approved by LDDS), or a merger, consolidation or other business combination with any person (each of the foregoing being an "Alternative Transaction") or (b) the Board of Directors of IDB withdraws or modifies adversely its recommendation to its stockholders for approval of the matters relating to the Merger by reason of any such Alternative Transaction.

     Upon termination, the Merger shall be abandoned and there shall be no liability on the part of either IDB or LDDS except for certain expenses and confidentiality obligations and that neither party will be relieved from liability for breach of the Merger Agreement. In addition, if the Merger Agreement is terminated by LDDS under the circumstances described in clause
(ii)(a) of the immediately preceding paragraph by reason of a breach by IDB that was neither willful nor undertaken in bad faith, by LDDS under the circumstances described in clause (ii)(b) of the immediately preceding paragraph by reason of a breach or failure by IDB that was neither willful nor undertaken in bad faith, or by IDB as described in clause (iv) of the immediately preceding paragraph, IDB will be required to pay to LDDS in cash the sum of $8 million; provided, that no such payment is required in the event of termination under circumstances described in clause (iv)(b) of the immediately preceding paragraph unless and until IDB, within a period of six months after such termination, enters into an agreement in principle, letter of intent or definitive agreement respecting an Alternative Transaction. Further, if the Merger Agreement is terminated by IDB under the circumstances described in clause (ii)(a) of the immediately preceding paragraph by reason of a breach by LDDS that was neither willful nor undertaken in bad faith or by IDB under the circumstances described in clause (ii)(b) of the immediately preceding paragraph by reason of a breach or failure by LDDS that was neither willful nor undertaken in bad faith, LDDS will be required to pay to IDB in cash the sum of $8 million.

     The Merger Agreement, including the provision setting forth an outside date for consummation of the Merger of March 31, 1995 and all other material terms thereof, may be amended or modified in writing by the parties thereto by action of their respective Boards of Directors, to the extent permitted by applicable law, at any time before the Effective Time.

     AGREEMENT NOT TO SOLICIT OTHER OFFERS. Pursuant to the Merger Agreement, subject to continued compliance with the fiduciary duties of IDB's directors under applicable law as advised by counsel to IDB, IDB has agreed not to, nor to direct its officers, directors and other representatives to, directly or indirectly, initiate, solicit or encourage discussions or negotiations with, or provide any information or assistance to, any third party concerning any acquisition of shares of capital stock or assets of IDB or any of its subsidiaries (whether by merger, consolidation, purchase of assets, tender offer or otherwise). IDB has agreed to promptly notify LDDS if any proposal with respect to the foregoing is made.

     CLOSING DATE. The closing of the Merger will occur on a mutually agreeable date (the "Closing Date") as soon as practicable after the satisfaction or waiver of all conditions to the Merger. The Closing Date will be the date on which the Effective Time occurs.

     EXPENSES. All fees, costs and expenses required or incurred in connection with the Merger Agreement will be paid by the party incurring such costs or expenses, subject to the provisions described in "-- Termination and Amendment of the Merger Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of IDB's Board of Directors with respect to the Merger Agreement, IDB stockholders should be aware that certain members of IDB's management and its Board of Directors have interests in the Merger that are in addition to their interests as IDB stockholders. Each of the members of IDB's Board of Directors was aware of those interests in effect on the date of approval and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     EFFECT ON EMPLOYMENT AGREEMENTS. Messrs. Sudikoff, Cheramy and Hartz are parties to employment agreements with IDB dated as of January 1, 1992, each with a five year term which is automatically extended by an additional year after the expiration of each year, subject to earlier termination under certain circumstances. In the event of a "change of control" of IDB (as defined in such employment agreements), amounts payable through the remaining term of the employment agreements become immediately payable, with IDB obligated to pay any taxes that are specifically levied on payments made pursuant to change of control provisions. The consummation of the Merger would result in a "change in control" under the employment agreements.

     The Merger Agreement provides as a condition to LDDS's obligation to consummate the Merger that IDB shall have terminated or arranged for the termination of the employment agreements with Messrs. Sudikoff, Cheramy and Hartz. The Merger Agreement permits IDB to compromise or settle its obligations under the employment agreements by payment of not more than $13 million in the aggregate to these three executive officers. IDB has arranged for the termination of the employment agreements with Messrs. Sudikoff, Cheramy and Hartz and has agreed to pay $6,350,193, $5,283,185 and $1,366,622, respectively, to settle its obligations thereunder. In the event that any of Messrs. Sudikoff, Cheramy or Hartz is terminated "for cause," as defined in their respective employment agreements, IDB would have no severance obligations to such officer.

     If the Merger is consummated, Messrs. Sudikoff and Carroll and certain other executive officers are anticipated to be employed by the Surviving Corporation or one of its subsidiaries. Mr. Sudikoff is anticipated to be employed as the Chief Executive Officer of WorldCom International, Inc. ("WorldCom"), a subsidiary of IDB. Although no definitive agreement has been reached between LDDS and Mr. Sudikoff regarding his employment after the Merger, the parties discussed the material terms of such an employment arrangement during the negotiation of the Merger. The proposed terms, as summarized below, were also presented to the Boards of Directors of both companies and considered by them in approving the Merger. Neither party has any legal obligation to enter into any employment agreement; accordingly, there can be no assurance that the parties will enter into any such agreement or that the terms of any such agreement will be as described below.

     The terms of Mr. Sudikoff's proposed employment agreement include an annual base salary of $450,000. In addition, Mr. Sudikoff would be eligible to participate with other eligible employees of WorldCom in an annual bonus pool not to exceed $1.0 million. Receipt of any bonus would be contingent upon achievement of business plan objectives and goals to be determined annually and approved by LDDS. In addition, it is contemplated that options to purchase 100,000 shares of LDDS Common Stock may be granted to Mr. Sudikoff each year for a period of five years based on Mr. Sudikoff's performance with WorldCom. Mr. Sudikoff may receive other performance incentives, retirement and health benefits and other fringe benefits comparable to the benefits provided by LDDS to its executive officers.

     The proposed employment agreement would have a five year term but would be terminable at the option of either LDDS or Mr. Sudikoff at any time. If Mr. Sudikoff were terminated during the term of his employment agreement without cause, he would only be entitled to receive payments in an amount equal to his base salary and bonus for the balance of the calendar year in which he is terminated.

     The Merger Agreement permits IDB, in its discretion, to grant bonuses to certain of its key employees in order to encourage those employees to continue in their employment until the Closing Date. IDB anticipates granting bonuses for not more than $255,000 in the aggregate, none of which bonuses will exceed $50,000 to any individual.

     ACQUISITION OF SCI. Messrs. Sudikoff, Cheramy and Hartz own 49%, 40% and 11%, respectively, of the capital stock of SCI. In order to allow foreign ownership of IDB to exceed 25% without risk of refusal or revocation of licenses pursuant to the Communications Act, on December 17, 1992, subsidiaries of IDB that had held the transmission licenses used by IDB assigned all of their common carrier earth station and microwave licenses to SCI in exchange for SCI's entering into certain operating agreements with IDB and the licensed subsidiaries. No monetary compensation has been received by IDB or its subsidiaries in connection with such assignments. These operating agreements have initial terms of ten years and provide for SCI to be the operator and FCC licensee of the satellite earth stations and microwave stations owned by IDB. In accordance with these agreements, IDB paid $34,200 to SCI during 1993 as an operator fee. The operator fees are subject to adjustment annually. Consistent with the terms of the Merger Agreement, the assets of SCI will be sold to a subsidiary of LDDS for a nominal consideration. See "Plan of Merger -- Terms and Conditions of the Proposed Merger."

     IDB OPTIONS. As of November 1, 1994, executive officers and directors of IDB held options to purchase an aggregate of 2,953,444 shares of IDB Common Stock at various exercise prices and subject to various vesting schedules. The outstanding IDB Options were granted under the 1992 Incentive Stock Plan, the 1992 Stock Option Plan for Nonemployee Directors and the 1986 Incentive Stock Plan, or under individual option agreements. All IDB Options outstanding immediately prior to the Effective Time will be converted into options to acquire LDDS Common Stock having the same terms and conditions as the IDB Options except that the exercise price and the number of shares issuable upon exercise will be divided and multiplied, respectively, by the Exchange Ratio. As indicated in the following table, certain of these IDB Options held by certain directors and executive officers will automatically vest upon the Effective Time pursuant to change in control provisions in their respective employment agreements:

                                                        IDB COMMON STOCK     WEIGHTED AVERAGE
                                                           SUBJECT TO        EXERCISE PRICE OF
                                                          ACCELERATED           ACCELERATED
                      OPTION HOLDER                      STOCK OPTIONS       IDB STOCK OPTIONS
    --------------------------------------------------  ----------------     -----------------
    Jeffrey P. Sudikoff...............................       740,799              $ 11.87
    Edward R. Cheramy.................................       740,799              $ 11.87
    Peter F. Hartz....................................       189,893              $ 10.44

     DIRECTOR NOMINEE. The Merger Agreement provides that, promptly after the Effective Time, LDDS will cause Mr. Sudikoff or, if Mr. Sudikoff is unable or declines to serve, such other person as may be designated prior to the Effective Time by the Board of Directors of IDB, to be elected or appointed to the Board of Directors of LDDS, provided Mr. Sudikoff or such other person, as the case may be, consents thereto and, in the reasonable judgment of the Board of Directors of LDDS, is qualified to serve. Mr. Sudikoff, age 39, has been the Chief Executive Officer and a director of IDB since its incorporation in September 1983 and has been Chairman of the Board of Directors since May 1986. He also served as IDB's President from September 1983 until March 1989. From 1978 until founding IDB, Mr. Sudikoff provided consulting services to the radio broadcast industry in the areas of programming production and distribution. As of the IDB Record Date, Mr. Sudikoff did not beneficially own any LDDS equity securities. Based on his beneficial ownership of IDB Common Stock as of the IDB Record Date, Mr. Sudikoff will beneficially own from 2,141,018 to 2,470,404
shares of LDDS Common Stock, or from      % to      % of the outstanding shares
of LDDS Common Stock, after the Merger. See "-- Employment Agreements with LDDS" for a description of Mr. Sudikoff's employment arrangements with LDDS and see "Information Regarding IDB -- Recent Developments" for a discussion of certain legal proceedings involving Mr. Sudikoff. See "Information Concerning Board of Directors" contained in the 1994 LDDS Proxy Statement incorporated herein by reference for a discussion of the compensation of directors of LDDS. See "Available Information" and "Incorporation by Reference."

     INDEMNIFICATION. The Merger Agreement provides that, from and after the Effective Time, LDDS and the Surviving Corporation, jointly and severally, shall, to the full extent provided in IDB's Restated Certificate of Incorporation, Bylaws and applicable indemnification agreements, as in effect on August 1, 1994, indemnify, defend, advance the costs of defense of and hold harmless each present and former director, officer, employee and agent of IDB against any costs or expenses (including attorneys' fees), judgments, fines and

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

amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, relating to any action or omission occurring at or prior to the Effective Time, including, without limitation, those arising out of transactions contemplated by the Merger Agreement and those arising out of the Accounting Contingency. See "Risk Factors -- Factors Concerning IDB," and "Information Regarding IDB -- Recent Developments" for a discussion of certain legal proceedings involving directors and executive officers of IDB.

     CERTAIN EMPLOYEE BENEFIT MATTERS. The Merger Agreement provides that, after the Effective Time, LDDS has agreed to arrange for each participant in any of the employee benefit plans of IDB to participate in any counterpart plans of LDDS in accordance with the eligibility criteria thereof. In connection therewith, LDDS has agreed that (i) such participants shall receive full credit for years of service with IDB prior to the Merger for all purposes for which such service was recognized under the IDB plan, (ii) such participants shall participate in LDDS plans on terms no less favorable than those offered by LDDS to similarly situated employees, (iii) any provisions in such LDDS benefit plans which restrict benefits by reason of pre-existing conditions shall be waived to the extent the insurer thereunder will permit such waiver without an increase in premiums or other cost to LDDS, and (iv) each IDB employee shall receive credit under LDDS plans for co-payments and payments under a deductible limit made during the current year in accordance with the corresponding IDB benefit plan to the extent the insurer will permit such credit without an increase in premiums or other cost to LDDS.

SURRENDER OF STOCK CERTIFICATES AND RECEIPT OF MERGER CONSIDERATION

     At the Effective Time, each holder of IDB Common Stock will be entitled to receive the number of whole shares of LDDS Common Stock equivalent to the number of shares of IDB Common Stock owned immediately prior to the Effective Time multiplied by the Exchange Ratio, plus cash in lieu of fractional shares. The Exchange Ratio will be based upon the Share Value. See "Summary
Information -- The Proposed Merger." If the Share Value is equal to or less than $16.00, the Exchange Ratio will be 0.520231. If the Share Value is equal to or greater than $22.00, the Exchange Ratio will be 0.450867. If the Share Value is greater than $16.00 but less than $22.00, the Exchange Ratio increases or decreases by 0.001445 of an LDDS Share for each $0.125 decrease or increase, respectively, in the Share Value, as more fully set forth in Section 1.3 of the Merger Agreement (provided that if the Share Value falls between any two of the Share Values listed therein, the Exchange Ratio shall be that applicable to the lower of the two Share Values). See "-- General Description of the Merger."

     As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of IDB Common Stock notification of the consummation of the Merger and instructions as to the procedure for the surrender of the stock certificates. The Exchange Agent will accept documentation acceptable to it in lieu of lost or destroyed certificates and may also require the holder of a lost or destroyed certificate to post an insurance bond acceptable to the Exchange Agent. Each holder of IDB Common Stock, upon surrender of a stock certificate or certificates representing such stock, together with the transmittal letter provided by the Exchange Agent duly completed and executed by such holder, will be entitled to receive a stock certificate or certificates representing the number of the whole shares of LDDS Common Stock (together with cash in lieu of fractional shares) to which such holder is entitled.

     IDB STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER FROM THE EXCHANGE AGENT.

     From and after the Effective Time, there shall be no further transfers on the stock transfer books of IDB of any IDB Common Stock.

     No dividends or other distributions will be paid to a former stockholder of IDB with respect to shares of LDDS Common Stock until such stockholder's stock certificate(s) representing IDB Common Stock are remitted to the Exchange Agent. Any dividends declared between the Effective Time and the date of the surrender of the IDB stock certificate(s) will be held by the Exchange Agent for the benefit of the holder and will be paid to the holder, without interest thereon, upon the surrender of such stock certificate(s). Holders of any unsurrendered certificates representing IDB Common Stock will not be entitled to vote the LDDS

Common Stock to which they are entitled until such certificates are exchanged for certificates representing LDDS Common Stock.

FRACTIONAL SHARES

     No fractional shares of LDDS Common Stock will be issued in connection with the Merger. Where the Merger consideration would otherwise require the issuance of a fractional share, cash equal to such fractional interest multiplied by the Share Value will be paid to the holder of such interest in lieu of a fractional share.

CERTAIN REGULATORY FILINGS AND APPROVALS

     Consummation of the Merger is contingent upon the receipt of approvals from the FCC with respect to the transfer of control of IDB to LDDS and certain related transactions, including assignment of all of SCI's authorizations to a wholly owned subsidiary of LDDS. See "Plan of Merger -- Terms and Conditions of the Proposed Merger -- Mutual Conditions." All of the applications necessary to obtain FCC approval for the consummation of the Merger were filed with the FCC on August 19, 1994. The applications were placed on Public Notice on August 31, 1994. The deadline for the public to file comments or oppositions to the applications expired on September 30, 1994. Comsat Corporation ("Comsat") filed an opposition to certain portions of certain of the applications. No other party filed an opposition or comments. LDDS, IDB and SCI responded to Comsat's opposition on October 13, 1994. Comsat filed its reply on October 25, 1994. No party is entitled to file any further pleadings, and the applications are now ripe for consideration by the FCC. Consummation of the Merger is conditioned upon FCC grant of the applications and such grant no longer being subject to administrative or judicial reconsideration, review or appeal.

     Consummation of the Merger is also contingent upon notification to and/or approval by various state PUCs. All of the notifications and/or requests for approval of the transfer of control of IDB to LDDS have been filed with the relevant PUCs.

     Under the Hart-Scott-Rodino Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. LDDS and IDB filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on September 2, 1994 and Mr. Sudikoff, who is deemed an acquiror of LDDS by virtue of his IDB Common Stock ownership, filed a notification and report form under the Hart-Scott-Rodino Act on September 8, 1994. The latest required waiting periods for such filings under the Hart-Scott-Rodino Act expired on October 8, 1994. However, at any time before or after the Effective Time of the Merger, and notwithstanding that the Hart-Scott-Rodino Act waiting period has expired, the FTC, the Antitrust Division or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of IDB or businesses of LDDS or IDB acquired as a result of the Merger.

EFFECT OF MERGER ON IDB NOTES

     The IDB Notes are currently convertible at the holder's option at any time into shares of IDB Common Stock. If the Merger is consummated, pursuant to the Indenture under which IDB issued the IDB Notes, IDB will be required to enter into a supplemental indenture, joined in by LDDS, under which IDB (as survivor of the Merger) and LDDS expressly assume payment of the IDB Notes and performance under the Indenture. In addition, the supplemental indenture must provide that holders of the IDB Notes may, after the Effective Time of the Merger, convert their IDB Notes into the number of LDDS Shares that they would have received had they converted their IDB Notes immediately prior to the Merger.

ACCOUNTING TREATMENT

     The Merger is designed to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of LDDS and IDB will be carried forward to the combined organization at their recorded amounts; income of the combined organization will include income of LDDS and IDB for the entire fiscal year in which the Merger occurs; and the reported income of the separate corporations for prior periods will be combined and restated as income of the combined organization. Among the conditions to pooling of interests accounting treatment of the Merger is the requirement that LDDS issue LDDS Common Stock in exchange for at least 90% of the IDB Common Stock outstanding on the date the Merger is consummated. The respective obligations of LDDS and IDB to consummate the Merger are subject to the receipt by each of LDDS and IDB from Arthur Andersen LLP, the independent auditors of each of LDDS and IDB, of its opinions that the Merger will qualify as a pooling of interests.

     Certain stockholders of IDB and LDDS that may be "affiliates" (as defined in the rules under the Securities Act) have agreed that they will not transfer any shares of LDDS Common Stock received in the Merger until LDDS has published financial statements containing at least 30 days of combined results of operations after the Effective Date. Such restriction on transfer is necessary to account for the Merger as a pooling of interests. See "-- Status Under Federal Securities Laws."

PUBLIC TRADING MARKET

     LDDS and IDB anticipate that the shares of LDDS Common Stock to be issued and reserved for issuance in connection with the Merger will be quoted on the Nasdaq National Market.

STATUS UNDER FEDERAL SECURITIES LAWS

     The LDDS Shares to be issued to stockholders of IDB pursuant to the Merger Agreement have been registered under the Securities Act, thereby allowing such shares to be freely traded without restriction by persons who will not be "affiliates" of LDDS after the Merger or who were not "affiliates" of IDB on the date of the IDB Special Meeting. All directors and certain officers and stockholders of IDB may be deemed to have been "affiliates" of IDB within the meaning of such rules. Any such person may resell the LDDS Shares received by him or her in the Merger only if such shares are registered under the Securities Act or an exemption from registration under the Securities Act is available. Such persons may be able to effect resales under the safe harbor provisions of Rule 145 under the Securities Act (or Rule 144 in the case of such persons who become "affiliates" of LDDS) or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of IDB or LDDS generally include individuals or entities that control, are controlled by, or are under common control with, such party, and may include certain officers and directors of such party as well as principal shareholders of such party. It is recommended that any such person obtain advice of securities counsel prior to effecting any resales.

     The Merger Agreement requires IDB to use reasonable business efforts to cause each of its "affiliates" to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the LDDS Shares received in the Merger (i) in violation of the Securities Act or the rules and regulations thereunder and, (ii) in any event, until the time that financial results covering at least 30 days of post-Merger combined operations of IDB and LDDS have been published within the meaning of the accounting policies of the Commission relating to pooling of interests.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discusses only the federal income tax consequences of the Merger to United States persons who hold IDB Shares as capital assets. It does not discuss all the tax consequences that might be relevant to stockholders entitled to special treatment under the federal income tax law or to stockholders who acquired their IDB Shares or LDDS Shares through the exercise or cancellation of employee stock options or otherwise as compensation.

     GENERAL. IDB has received an opinion from O'Melveny & Myers to the effect that, if the Merger is consummated in accordance with the terms of the Merger Agreement and as described in this Joint Proxy Statement/Prospectus, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The opinion is based upon customary representations made to

O'Melveny & Myers by IDB, LDDS and Mr. Sudikoff with respect to certain factual matters required to qualify the Merger as a reorganization under the Code.

     As a reorganization, no gain or loss will be recognized by the stockholders of IDB with respect to the LDDS Shares received in the Merger. The tax basis of the LDDS Shares received by an IDB stockholder (including any fractional interests) will be equal to the tax basis of the IDB Shares exchanged therefor. For the purposes of determining whether a gain or loss on disposition of LDDS Shares is long-term or short-term, the holding period of the LDDS Shares received pursuant to the Merger by the IDB stockholders will include the holding period of the IDB Shares exchanged therefor, provided the IDB Shares were held as a capital asset on the date of the Merger.

     The receipt of cash in lieu of a fractional LDDS Share by an IDB stockholder pursuant to the Merger will result in taxable gain or loss to such stockholder for federal income tax purposes based on the difference between the amount of cash received by such stockholder and such stockholder's basis in such fractional share as set forth above. Such gain or loss should be a capital gain or loss, provided the IDB Shares were held as a capital asset on the date of the Merger.

     CERTAIN TAX CONSEQUENCES FOR PERSONS WHO ARE NOT UNITED STATES CITIZENS OR RESIDENTS. IDB stockholders who are not United States persons, as defined in
Section 7701(a)(30) of the Code, will generally be subject to the same U.S. income tax consequences as U.S. persons (discussed above) in connection with the Merger. Based on IDB's representation that it is not and has never been a U.S. real property holding corporation, as defined in Section 897(c)(2) of the Code, no U.S. withholding taxes will apply to LDDS Shares received by a foreign IDB stockholder. Any dividends paid with respect to the LDDS Shares will be subject to withholding, subject to any applicable treaty provisions applicable to the holder.

     BECAUSE OF THE COMPLEXITY OF THE TAX LAWS, AND BECAUSE THE TAX CONSEQUENCES OF ANY PARTICULAR STOCKHOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, IT IS RECOMMENDED THAT EACH STOCKHOLDER, OPTION HOLDER AND NOTE HOLDER CONSULT HIS OR HER PERSONAL TAX ADVISOR CONCERNING THE APPLICABLE FOREIGN AND UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE MERGER.

                            THE LDDS SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to holders of LDDS Common Stock in connection with the solicitation of proxies by the Board of Directors of LDDS for use at the LDDS Special Meeting and any adjournments or postponements thereof. At the LDDS Special Meeting, the shareholders of LDDS will consider and vote upon (1) a proposal to approve the issuance of LDDS Common Stock pursuant to the Merger Agreement, (2) a proposal to approve the 1995 Plan, and (3) any other business which may properly be brought before the LDDS Special Meeting or any adjournments or postponements thereof. Each copy of this Joint Proxy Statement/Prospectus which is being mailed or delivered to LDDS shareholders is accompanied by an LDDS proxy card and a Notice of Special Meeting.

     The issuance of LDDS Common Stock pursuant to the Merger Agreement is being submitted for the approval of the shareholders of LDDS pursuant to the requirements of the NASD applicable to companies whose securities are quoted on the Nasdaq National Market. Pursuant to these requirements, the issuance of LDDS Common Stock pursuant to the Merger Agreement must be approved by a majority of the total votes cast by LDDS shareholders on such proposal at the LDDS Special Meeting. See "Item 2. Approval of the LDDS Communications, Inc. 1995 Special Performance Bonus Plan" for a discussion of the proposal to approve the 1995 Plan.

DATE, TIME AND PLACE

     The LDDS Special Meeting will be held at 515 East Amite St., Jackson,
Mississippi, on December 29, 1994 at   :    .m., local time.

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

RECORD DATE; VOTE REQUIRED

     The Board of Directors of LDDS has fixed the close of business on November 23, 1994, as the LDDS Record Date. On the LDDS Record Date, there were
outstanding and entitled to vote at the LDDS Special Meeting           shares of
LDDS Common Stock, 10,896,785 shares of Series 1 Preferred Stock and 2,000,000 shares of Series 2 Preferred Stock. On the LDDS Record Date, the shares of Series 1 Preferred Stock and Series 2 Preferred Stock were convertible into 21,876,976 shares and 4,233,087 shares, respectively, of LDDS Common Stock.

     Holders of record of LDDS Common Stock as of the close of business on the LDDS Record Date are entitled to one vote per share on any matter voted on at the LDDS Special Meeting, whether voting as a class or voting together with LDDS Preferred Stock. The holders of Series 1 Preferred Stock and Series 2 Preferred Stock are entitled to vote, on an as-if-converted basis, together with holders of LDDS Common Stock as a single class on the issuance of LDDS Common Stock pursuant to the Merger Agreement and the proposal to approve the 1995 Plan. The affirmative vote of the holders of at least a majority of the total votes cast by the holders of the LDDS Common Stock, the Series 1 Preferred Stock and the Series 2 Preferred Stock voting together as a class at the LDDS Special Meeting is required to approve the issuance of LDDS Common Stock pursuant to the Merger Agreement. Approval of the 1995 Plan requires that more votes be cast at the LDDS Special Meeting in favor of the 1995 Plan than are cast against the 1995 Plan.

     The presence, either in person or by proxy, of the holders of a majority of the votes entitled to be cast on the matter as of the LDDS Record Date is necessary to constitute a quorum at the LDDS Special Meeting. Shares as to which voting authority is withheld will be considered present for purposes of determining the presence of a quorum at the LDDS Special Meeting but as not entitled to vote, and not voted, for purposes of the approval of the issuance of the LDDS Common Stock pursuant to the Merger Agreement. Shares as to which a broker indicates it has no discretion to vote and which are not voted will be considered not present at the LDDS Special Meeting for purposes of determining the presence of a quorum and as unvoted for purposes of the approval of the issuance of the LDDS Common Stock pursuant to the Merger Agreement. Shares voted to "abstain" will be considered to be present for purposes of establishing a quorum but will not have any effect on the proposal to approve the 1995 Plan. Shares as to which a broker indicates it lacks authority to vote on such proposal and which are not voted will be considered not present for purposes of determining the existence of a quorum and the requisite majority vote.

     As of the LDDS Record Date for the LDDS Special Meeting, directors and executive officers of LDDS and their affiliates (as a group) were entitled to
vote an aggregate of           shares of LDDS Common Stock and 10,896,785 shares
of Series 1 Preferred Stock (representing 21,876,976 shares of underlying LDDS
Common Stock), or approximately      % of the outstanding votes entitled to be
cast at the LDDS Special Meeting. All such directors and executive officers and their affiliates have indicated their intention to vote their shares for the approval of the issuance of LDDS Common Stock pursuant to Merger Agreement at the LDDS Special Meeting and for the approval of the 1995 Plan.

VOTING AND REVOCATION OF PROXIES

     Shares of LDDS Common Stock which are represented by a proxy properly executed and received prior to the vote at the LDDS Special Meeting will be voted at the LDDS Special Meeting in the manner directed on the proxy card, unless such proxy is revoked in advance of such vote. ANY LDDS SHAREHOLDER RETURNING A BLANK EXECUTED PROXY CARD WILL BE DEEMED TO HAVE APPROVED THE ISSUANCE OF LDDS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND THE PROPOSAL TO APPROVE THE 1995 PLAN.

     Any shareholder of LDDS giving a proxy may revoke it at any time prior to the vote at the LDDS Special Meeting. Shareholders of LDDS wishing to revoke a proxy prior to the time it is voted may do so by delivering to the Secretary of LDDS at 515 East Amite Street, Jackson, Mississippi 39201-2702, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares or by attending the LDDS Special Meeting and voting in person. Attendance at the LDDS Special Meeting will not in itself constitute the revocation of a proxy.

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

     The Board of Directors of LDDS is not currently aware of any business to be brought before the LDDS Special Meeting other than that described herein. If, however, other matters are properly brought before the LDDS Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of LDDS.

SOLICITATION OF PROXIES

     LDDS will bear the costs of soliciting proxies. Proxies will initially be solicited by LDDS by mail, but directors, officers and selected other employees of LDDS may also solicit proxies in person or by telephone or telegraph. Directors, executive officers and any other employees of LDDS who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners. LDDS has also engaged Corporate Investor Communications, Inc., a professional soliciting organization, to aid in the solicitation of proxies. LDDS estimates that the fee for such services will not exceed $7,500 plus reimbursable out-of-pocket expenses.

HOLDERS OF LDDS COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING LDDS PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

FUTURE PROPOSALS OF SHAREHOLDERS

     All proposals of shareholders intended to be presented at the 1995 annual meeting of shareholders of LDDS must be received by LDDS not later than December 30, 1994, for inclusion in LDDS's 1995 proxy statement and form of proxy relating to the 1995 annual meeting. Upon timely receipt of any such proposal, LDDS will determine whether or not to include such proposal in the proxy statement and proxy in accordance with applicable regulations and provisions governing the solicitation of proxies.

     Under the Bylaws of LDDS, shareholders entitled to vote in the election of directors may nominate one or more persons for election as directors only if written notice of such shareholder's intent to make such nomination or nominations has been given either by personal delivery or by United States mail, postage prepaid, to the Secretary of LDDS not later than 90 days prior to the anniversary date of the immediately preceding annual meeting. Such notice must set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of LDDS entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission; and (e) the consent of each nominee to serve as a director of LDDS if so elected.

                            THE IDB SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to holders of IDB Common Stock in connection with the solicitation of proxies by the Board of Directors of IDB for use at the IDB Special Meeting and any adjournments or postponements thereof. At the IDB Special Meeting, the stockholders of IDB will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby and vote upon any other business which may properly be brought before the IDB Special Meeting or any adjournments or postponements thereof. If approved by the IDB and LDDS stockholders, the Merger may be consummated without regard to whether the WilTel Acquisition is consummated. Each copy of this Joint Proxy Statement/Prospectus which is being mailed or delivered to IDB stockholders is accompanied by an IDB proxy card and a Notice of Special Meeting.

     This Joint Proxy Statement/Prospectus is also furnished by LDDS to each holder of IDB Common Stock as a Prospectus in connection with the issuance by LDDS of shares of LDDS Common Stock upon the consummation of the Merger. This Joint Proxy Statement/Prospectus and the Notice of Special Meeting and proxy card are being first mailed to stockholders of IDB on November 30, 1994.

DATE, TIME AND PLACE

     The IDB Special Meeting will be held at 515 East Amite St., Jackson,
Mississippi, on December 29, 1994 at  :   .m., local time.

RECORD DATE; VOTE REQUIRED

     The Board of Directors of IDB has fixed the close of business on November 23, 1994 as the IDB Record Date. On the IDB Record Date, there were shares of IDB Common Stock outstanding and entitled to vote at the IDB Special Meeting and no shares of IDB preferred stock outstanding. Each share of IDB Common Stock will entitle the holder to one vote at the IDB Special Meeting. A majority of shares of IDB Common Stock outstanding on the IDB Record Date represented at the IDB Special Meeting in person or by proxy will constitute a quorum for purposes of the IDB Special Meeting. The shares represented by proxies marked "abstain" will be counted toward the requirements for a quorum. Abstentions, however, will not constitute a vote "for" or "against" approval of the Merger Agreement and the transactions contemplated thereby and thus have the practical effect of voting against the Merger Agreement and the transactions contemplated thereby because an abstention as to each share of IDB Common Stock is one less vote for approval of the Merger Agreement and the transactions contemplated thereby. Shares of IDB Common Stock referred to as "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, if a broker or nominee has physically indicated on the proxy that it does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to approval of the Merger Agreement and the transactions contemplated thereby. Each outstanding share is entitled to one vote on each matter properly brought before the IDB Special Meeting. The affirmative vote of the holders of at least a majority of the outstanding shares of IDB Common Stock is required to approve the Merger Agreement and the transactions contemplated thereby.

     As of the IDB Record Date for the IDB Special Meeting, directors and executive officers of IDB and their affiliates (as a group) were entitled to
vote an aggregate of 5,184,463 shares of IDB Common Stock, or approximately   %
of the outstanding shares entitled to vote at the IDB Special Meeting. All IDB directors, who collectively are entitled to vote 5,180,423 shares of IDB Common Stock, have indicated their intention to vote their shares for the approval of the Merger Agreement and the transactions contemplated thereby at the IDB Special Meeting.

VOTING AND REVOCATION OF PROXIES

     Shares of IDB Common Stock which are represented by a proxy properly executed and received prior to the vote at the IDB Special Meeting will be voted at the IDB Special Meeting in the manner directed on the proxy card, unless such proxy is revoked in advance of such vote. ANY IDB STOCKHOLDER RETURNING A BLANK EXECUTED PROXY CARD WILL BE DEEMED TO HAVE APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. Failure to return a properly executed proxy card or to vote in person at the IDB Special Meeting will have the practical effect of a vote against the proposals under consideration.

     Any stockholder of IDB giving a proxy may revoke it at any time prior to the vote at the IDB Special Meeting. Stockholders of IDB wishing to revoke a proxy prior to the time it is voted may do so by delivering to the Secretary of IDB at 10525 West Washington Boulevard, Culver City, California 90232-1922, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares or by attending the IDB Special Meeting and voting in person. Attendance at the IDB Special Meeting will not in itself constitute the revocation of a proxy.

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

     The Board of Directors of IDB is not currently aware of any business to be brought before the IDB Special Meeting other than that described herein. If, however, other matters are properly brought before the IDB Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of IDB.

SOLICITATION OF PROXIES

     IDB will bear the costs of soliciting proxies. Proxies will initially be solicited by IDB by mail, but directors, officers and selected other employees of IDB may also solicit proxies in person or by telephone or telegraph. Directors, executive officers and any other employees of IDB who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners. IDB has also engaged Corporate Investor Communications, Inc., a professional soliciting organization, to aid in the solicitation of proxies. IDB estimates that the fee for such services will not exceed $6,000 plus reimbursable out-of-pocket expenses.

HOLDERS OF IDB COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING IDB PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

FUTURE PROPOSALS OF STOCKHOLDERS

     All proposals of IDB stockholders intended to be presented at the 1995 annual meeting of Stockholders must be received by IDB not later than March 15, 1995, for inclusion in IDB's 1995 proxy statement and form of proxy relating to the 1995 annual meeting. Upon timely receipt of any such proposal, IDB will determine whether or not to include such proposal in the proxy statement and proxy in accordance with applicable regulations and provisions governing the solicitation of proxies. IDB does not expect to convene a 1995 annual meeting of stockholders if the Merger is consummated.

                               DISSENTERS' RIGHTS

     Pursuant to Section 262(b) of the Delaware General Corporation Law, IDB stockholders are not entitled to dissenters' or appraisal rights in connection with the Merger, because: (i) shares of IDB Common Stock were, at the IDB Record Date, designated as a Nasdaq National Market security; (ii) IDB stockholders will not be required to accept anything in exchange for their IDB Shares other than LDDS Shares (i.e., shares of stock which are designated as a Nasdaq National Market security) and cash in lieu of fractional shares of such stock; and (iii) the Restated Certificate of Incorporation of IDB does not otherwise provide IDB stockholders with dissenters' or appraisal rights applicable to the Merger. LDDS shareholders are not entitled to dissenters' or appraisal rights with respect to the Merger. See "Comparative Rights of Shareholders -- Appraisal Rights of Dissenting Shareholders."

                           INFORMATION REGARDING LDDS

     The following briefly describes the business of LDDS. Additional information regarding LDDS is contained in its filings with the Commission pursuant to the Exchange Act. See "Available Information" and "Incorporation by Reference."

BUSINESS OF LDDS

     LDDS is the fourth largest long distance telecommunications company in the United States, based on 1993 revenues. The company provides long distance telecommunications services through its digital fiber optic and digital microwave network to business and residential customers, with service to points throughout the nation and to more than 220 foreign countries. The products and services provided by LDDS include: switched and dedicated long distance products, 800 services, calling cards, operator services, private lines, frame relays, debit cards, conference calling services, advanced billing systems and broadcast fax services. Based on FCC statistics as of December 31, 1993 (the most recent statistics available), LDDS's share of total toll service revenues for 1993 was 1.5%.

     LDDS was organized in 1983. Its operations have grown as a result of management's emphasis of a four-point growth strategy, which includes internal growth, the selective acquisition of smaller long distance companies with limited geographic service areas and market shares, the consolidation of certain third-tier long distance carriers with larger market shares, and international expansion. On September 15, 1993, a three-way merger occurred whereby (i) MCC merged with and into Resurgens, and (ii) LDDS-TN merged with and into Resurgens (previously defined as the "Prior Mergers").

     At the time of the Prior Mergers, the name of Resurgens, the legal survivor, was changed to LDDS Communications, Inc. and the separate corporate existences of LDDS-TN and MCC terminated. For accounting purposes, however, LDDS-TN was the survivor because the former shareholders of LDDS-TN acquired majority ownership of LDDS. Accordingly, unless otherwise indicated, all historical information presented herein reflects the operations of LDDS-TN.

     As of             , 1994, there were           shares of LDDS Common Stock,
10,896,785 shares of Series 1 Preferred Stock (representing 21,876,976 underlying shares of LDDS Common Stock), and 2,000,000 shares of Series 2 Preferred Stock (representing 4,233,087 underlying shares of LDDS Common Stock). For the fiscal year ended December 31, 1993, LDDS reported revenues of $1.14 billion, net income of $104.2 million and net income applicable to common shareholders of $93.7 million. For the nine months ended September 30, 1994, LDDS reported revenues of $1.3 billion, net income of $118.7 million and net income applicable to common shareholders of $97.8 million.

     LDDS's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702 and its telephone number is (601) 360-8600.

RECENT DEVELOPMENTS

     WILTEL ACQUISITION. On August 22, 1994, LDDS announced that it had signed a definitive agreement (the "WilTel Agreement") with Williams to acquire all of the stock of Williams' subsidiary, WilTel, for $2.5 billion in cash, subject to adjustment (previously defined as the "WilTel Acquisition"). This transaction, which is expected to close on or before February 1, 1995, is subject to approvals by the FCC and various state PUCs. The Hart-Scott-Rodino Act waiting period for the WilTel Acquisition was terminated on September 28, 1994. LDDS and IDB shareholders will not be asked to approve the WilTel Acquisition. The WilTel Acquisition will be treated as an asset purchase for federal income tax purposes pursuant to a joint election under Section 338(h)(10) of the Code. The WilTel Acquisition is not a condition to the consummation of the Merger, and there can be no assurance that the WilTel Acquisition will be consummated.

     The following companies will not be acquired by LDDS pursuant to the WilTel Acquisition and will continue to be subsidiaries of Williams: WilTel Communications Systems, Inc., a distributor of customer-premise equipment; WilTel Data Network Services, Inc., a provider of data transmission equipment; VYVX, Inc. ("VYVX"), a subsidiary of Williams and a provider of video transmission links for television networks and other users; and WilTel Financial Corporation, a financial services company.

     Additionally, under the terms of the WilTel Agreement, certain assets and liabilities of WilTel will be excluded from the transaction, including cash, tax asset and liability accounts, debt, and payables and receivables of WilTel with Williams and other Williams subsidiaries. Further, at closing, a current ratio adjustment will be made based on the existing current ratio at December 31, 1993, and a capital expenditure adjustment will be made based on actual capital expenditures as compared to the 1994 capital expenditure budget. The WilTel Agreement also provides that interest on the purchase price will accrue in the event that the closing date occurs after January 2, 1995, at a specified prime rate, and penalties will be paid by LDDS ranging from $25 million to $50 million if the transaction is cancelled under certain circumstances. See "Pro Forma Combining Financial Statements".

     LDDS believes the WilTel Acquisition would create the following opportunities: (i) networking efficiencies associated with owning the WilTel nationwide fiber optic network rather than leasing similar capacity from other providers at a higher cost; (ii) operational efficiencies generated through the consolidation of certain selling, general and administrative functions; (iii) marketing growth opportunities associated with providing additional services to customers; and (iv) expansion opportunities through the combination of the LDDS and WilTel international businesses. No assurance can be given that any of these efficiencies or opportunities will materialize. See "Risk Factors -- Factors Concerning LDDS -- Acquisition of WilTel" and "Risk Factors -- Factors Concerning LDDS and IDB -- Acquisition Integration."

     WILTEL. WilTel, through its subsidiaries, is a full service telecommunications company providing data and voice transmission services worldwide. WilTel provides services through two business units: WilTel, Inc. ("WilTel US"), a private line, switched long distance and enhanced services provider to domestic markets; and WilTel International, Inc. ("WilTel International"), a private line, switched long distance and enhanced services provider to foreign markets. A third unit, WilTel Undersea Cable, has been formed for the specific purpose of constructing a fiber optic cable from the United States to Cuba.

     WilTel US offers fully integrated service systems providing customized solutions for end users telecommunications needs, including data and voice offerings. WilTel US provides such service offerings through a nationwide common carrier network of approximately 11,000 miles of fiber optic cable and digital microwave facilities, making it the fourth largest nationwide network. Through network sharing and lease agreements with other carriers, WilTel US has access to approximately 40,000 miles of additional digital transmission network facilities. With a total network consisting of approximately 51,000 miles, WilTel US reaches substantially all major cities in the continental United States.

     WilTel US provides its services to regional and national common carriers ("OCCs") as well as commercial end users nationwide. Additionally, WilTel US's products and services are used indirectly by thousands of residential and business users who purchase their telecommunications services from WilTel US's OCC customers. Since WilTel US's entry into the switched services market in 1991, switched service activity has continued to grow. In 1993, switched services accounted for approximately one-third of WilTel US's total revenues. The largest users of WilTel US products and services are OCCs, which purchase capacity on WilTel US's network and sell long distance services directly to end users. Contractual arrangements with OCCs generally range from one to five years; however, there can be no assurance that any of these existing agreements with WilTel US will be renewed upon expiration.

     Competition for OCC customers continues to increase as the number of OCCs in the marketplace has decreased due to recent acquisition activity. WilTel US's growth in the dedicated circuit and switched services markets is in part dependent upon the continued success of the OCCs. The OCCs are smaller or regionally based carriers and resellers who may sell and bill certain of WilTel US's products and services under their own name.

     WilTel US's commercial (i.e., non-OCC) customer base includes corporations, financial institutions and governmental entities, including many Fortune 500 companies. Contractual arrangements with commercial customers generally range from one to five years, although service is also provided on a monthly basis; no assurance can be given that any of the arrangements will be renewed upon expiration. WilTel US's product and service offerings allow commercial customers the opportunity to develop customized solutions with respect to their voice, data and video transmissions. WilTel US also provides public switched services to these and other customers.

     WilTel International allows WilTel to offer its customers telecommunications services worldwide. WilTel International provides communications between domestic and foreign sites by allowing a single point of contact for customers desiring telecommunications services internationally. It is anticipated that if the worldwide marketplace continues its move toward deregulation and other obstacles to entry into the international marketplace are removed, WilTel will continue to increase its service in the international marketplace.

     WilTel is generally subject to the same regulatory environment and competitive pressures as LDDS and IDB. See "Risk Factors -- Factors Concerning LDDS and IDB." Although fiber-optic networks for long distance transmission are now widely used, it is possible that WilTel could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings. None of LDDS, IDB and WilTel can predict which of many possible future product and service offerings will be important to maintain their respective competitive positions or what expenditures will be required to develop and provide such products and services.

     Recognizing the unique nature of fiber optic capacity usage for video transmission, WilTel signed an agreement, effective January 1, 1994, with VYVX, conveying to VYVX one restricted fiber optic strand throughout the entire WilTel US fiber optic network, for video and radio transmission applications only, along with an interest in related optics equipment. WilTel US continues to service and maintain the fiber strand and optronics owned by VYVX pursuant to a service and maintenance agreement.

     WilTel has sold to independent entities and leased back its microwave system and its Kansas City to Los Angeles fiber optic system over primary lease terms ranging from 15 to 20 years. The leases have renewal options permitting WilTel to extend the leases for terms expiring during the years 2012 to 2019 and purchase options based upon the fair market value. Williams has provided a guarantee for the benefit of the purchasing entities and their lenders for WilTel's lease payment obligations, which is conditioned upon certain financial covenants of Williams.

     WilTel's rights-of-way for its fiber optic cable are typically held under leases, easements, licenses or governmental permits, although most of the terminals and regeneration stations on the fiber system and the tower sites on the microwave portion of the system are held under lease, governmental permit or are owned in fee. WilTel owns and leases various offices, warehouses, terminal sites, switch location sites and regeneration station sites. All other major equipment and facilities are owned in fee and are operated, constructed and maintained pursuant to rights-of-way, easements, permits, licenses or consents on or across properties owned by others. It also leases a fiber system in Connecticut under a 20-year term expiring in 2006.

     FINANCING OF WILTEL ACQUISITION. LDDS has obtained underwritten commitments for loan facilities aggregating $3.41 billion both to finance the WilTel Acquisition and to refinance LDDS's existing credit facilities. The commitments would be funded through Facility A, a $2.16 billion, six-year reducing revolving credit facility, and Facility B, a $1.25 billion, two-year term facility. Principal payments on Facility A would commence in varying quarterly amounts on September 30, 1996 with the final installment due on December 31, 2000. Facility B would mature in a single installment on December 31, 1996. Facility A and Facility B would bear interest at one of several interest rate options, payable quarterly, similar to those in effect under LDDS's existing credit facilities. The facilities would also be subject to an annual commitment fee not to exceed 0.375% of any unborrowed portion of Facility A and Facility B. LDDS's credit facilities are and would be unsecured and require compliance with certain financial and other operating covenants which limit, among other things, the incurrence of additional indebtedness by LDDS, and prohibit the payment of cash dividends to LDDS's shareholders without prior approval by the banks. See "Risk Factors -- Risks of Increased Financial Leverage; Debt Service, Interest Rate Fluctuations, Possible Reduction in Liquidity, Dividend Restrictions, and Other Restrictive Covenants," "Information Regarding LDDS -- Recent Developments" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     Certain historical financial information concerning the WilTel Network Services operations of WilTel is included in LDDS's Current Report on Form 8-K dated August 22, 1994 (filed September 8, 1994) (as amended by Current Report on Form 8-K/A filed November 17, 1994). See "Available Information" and "Incorporation by Reference." For pro forma, post-Merger financial information regarding LDDS (with and without WilTel) and IDB, see "Summary
Information -- Recent Developments Regarding LDDS," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

PRINCIPAL HOLDERS OF VOTING SECURITIES

     As of November 3, 1994 (the "Determination Date"), the following persons, individually or as a group, were known to LDDS to be deemed to be the beneficial owners of more than five percent of the issued and outstanding LDDS Common Stock, each of which persons has sole voting and investment power over such LDDS Common Stock, except as set forth in the footnotes hereto:

                                                               AMOUNT AND
                    NAME AND ADDRESS OF                    NATURE OF EXISTING          PERCENT OF
                     BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP(1)        CLASS(1)
    ---------------------------------------------------  -----------------------       -----------
    Metromedia Company ("Metromedia")..................         29,704,016(2)              19.8%
      One Meadowlands Plaza
      East Rutherford, New Jersey 07073
    ALLTEL Corporation ("ALLTEL")......................         13,342,606(3)              10.8%
      One Allied Drive
      Little Rock, Arkansas 72202
    Bernard J. Ebbers..................................          9,529,459(4)               7.7%
      515 East Amite Street
      Jackson, Mississippi 39201-2702

- ---------------
(1) Based upon 123,315,571 shares of LDDS Common Stock issued and outstanding plus, as to the holder thereof only, conversion of all derivative securities that are convertible currently or within 60 days after the Determination Date.

(2) Includes 21,876,976 shares issuable upon conversion of the Series 1 Preferred Stock, and 5,061,950 shares issuable upon the exercise of warrants. Metromedia is a Delaware general partnership of which the sole partners are a trust affiliated with John W. Kluge, Chairman of LDDS, and Stuart Subotnick, a director of LDDS. Mr. Kluge is Chairman and President of Metromedia. Mr. Subotnick is Executive Vice President of Metromedia.

(3) Max E. Bobbitt, a director of LDDS, serves as President and a director of ALLTEL. Mr. Bobbitt disclaims beneficial ownership of these shares.

(4) Includes 16,416 shares held as custodian for children, 712,350 shares purchasable upon exercise of options and 431,774 shares owned by Mr. Ebbers' spouse, as to which Mr. Ebbers shares voting and investment power.

     All of the 10,896,785 outstanding shares of Series 1 Preferred Stock are held by Metromedia. The shares of Series 1 Preferred Stock are convertible into 21,876,976 shares of LDDS Common Stock, representing 15.1% of the outstanding LDDS Common Stock as of the Determination Date.

     To the knowledge of LDDS, as of the Determination Date, 999,705 shares, or approximately 50%, of the 2,000,000 outstanding shares of Series 2 Preferred Stock are owned by The 1818 Fund, L.P., 63 Wall Street, New York, NY 10005. The general partner of The 1818 Fund, L.P. is Brown Brothers Harriman & Co., which has designated its partners T. Michael Long and Lawrence C. Tucker the sole and exclusive partners having voting and investment power with respect to the LDDS Common Stock into which said Series 2 Preferred Stock is convertible. The 999,705 outstanding shares of Series 2 Preferred Stock owned by The 1818 Fund, L.P. are convertible into 2,115,919 shares of LDDS Common Stock, representing 1.7% of the outstanding LDDS Common Stock as of the Determination Date.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the beneficial ownership of LDDS Common Stock by each director, the named executive officers and by all persons, as a group, who are currently directors and executive officers of LDDS, in each case as of the Determination Date, except as otherwise indicated in the footnotes hereto. Each director or executive officer has sole voting and investment power over the shares listed opposite his or her name except as set forth in the footnotes hereto.

                                                            NUMBER OF SHARES            PERCENT
                  NAME OF BENEFICIAL OWNER                BENEFICIALLY OWNED(1)       OF CLASS(1)
    ----------------------------------------------------  ---------------------       -----------
    Carl J. Aycock......................................           492,678(2)                *
    Max E. Bobbitt......................................            52,646(3)                *
    Charles T. Cannada..................................           143,356(4)                *
    Danny M. Dunnaway...................................            36,442(5)                *
    Bernard J. Ebbers...................................         9,529,459(6)              7.7%
    Francesco Galesi....................................         1,489,668(7)              1.2%
    Stiles A. Kellett, Jr...............................           962,721(8)                *
    John W. Kluge.......................................        29,707,016(9)             19.8%
    Silvia Kessel.......................................             3,000(10)               *
    John A. Porter......................................         2,370,688(11)             1.9%
    Stuart Subotnick....................................        29,707,016(12)            19.8%
    Norman Klugman......................................            75,000(13)               *
    Michael P. Marshall.................................         1,211,312(14)             1.0%
    John D. Phillips....................................           911,374(15)               *
    All Directors and Current Executive Officers
      as a Group (11 persons)...........................        44,790,674(16)            29.6%

- ---------------
  *  Less than one percent.

 (1) Based upon 123,315,571 shares of LDDS Common Stock issued and outstanding plus, as to the holder thereof only, conversion of all derivative securities that are convertible currently or within 60 days after the Determination Date.

 (2) Includes 2,788 shares owned by Mr. Aycock's spouse, 34,658 shares purchasable upon exercise of options, and 1,656 shares held as custodian for children.

 (3) Does not include 13,342,606 shares owned by ALLTEL, of which Mr. Bobbitt is President and a director, and as to which beneficial ownership is disclaimed. Includes 8,756 shares purchasable upon exercise of options.

 (4) Includes 139,786 shares purchasable upon exercise options.

 (5) Includes 34,658 shares purchasable upon exercise of options and 1,784 shares held as custodian for children.

 (6) Includes 16,416 shares held as custodian for children, 712,350 shares purchasable upon exercise of options and 431,774 shares owned by Mr. Ebbers' spouse, as to which Mr. Ebbers shares voting and investment power.

 (7) Consists of 1,480,912 shares owned by Rotterdam Ventures, Inc., of which Mr. Galesi is sole shareholder; and 8,756 shares purchasable upon exercise of options.

 (8) Includes 98,314 shares owned as tenants-in-common with Samuel B. Kellett, as to which Mr. Kellett shares voting and investment power; 7,000 shares owned by Mr. Kellett's spouse; 49,312 shares held by or in trust for children; 10,000 shares held as trustee for nephew; and 34,658 shares purchasable upon exercise of options.

 (9) A total of 29,704,016 of these shares are beneficially owned by Metromedia, of which Mr. Kluge is Chairman and President. The amount shown includes 21,876,976 shares issuable upon conversion of the

Series 1 Preferred Stock, and 5,061,950 shares issuable upon the exercise of warrants. Also includes 3,000 shares purchasable upon exercise of options.

(10) Consists of 3,000 shares purchasable upon exercise of options.

(11) Includes 125,686 shares held as custodian or trustee for children and 26,024 shares purchasable upon exercise of options.

(12) A total of 29,704,016 of these shares are beneficially owned by Metromedia, of which Mr. Subotnick is Executive Vice President. The amount shown includes 21,876,976 shares issuable upon conversion of the Series 1 Preferred Stock, and 5,068,920 shares issuable upon the exercise of warrants. Also includes 3,000 shares purchasable upon exercise of options.

(13) Information is as of April 7, 1994. Mr. Klugman resigned as an executive officer of LDDS-TN as of June 30, 1993, upon the expiration of his employment agreement.

(14) Information is as of April 7, 1994. Includes 973,272 shares issuable upon the exercise of options or warrants and 71,192 shares owned by Marshall & Company, Inc., of which Mr. Marshall is Chairman of the Board, President, Chief Executive Officer and majority shareholder. Mr. Marshall was the Co-Chairman of the Board of Resurgens but does not serve as an executive officer or director of LDDS.

(15) Information is as of April 7, 1994. Includes 740,662 shares issuable upon the exercise of options or warrants. Mr. Phillips was the Chief Executive Officer of Resurgens but does not serve as an executive officer or director of LDDS.

(16) Includes 27,947,572 shares purchasable upon exercise of options or warrants or conversion of LDDS Preferred Stock.

     COMPENSATION OF DIRECTORS. LDDS's directors are paid fees of $6,000 per year and $1,000 per meeting of the Board attended plus certain expenses. Committee members are paid a fee of $300 for any committee meeting attended on the same day as a Board meeting, and $500 for each committee meeting attended that is not on the same day as a Board meeting, plus certain expenses. The chairman of each committee receives an additional $1,000 per year.

     Pursuant to LDDS's Second Amended and Restated 1990 Stock Option Plan, each director receives annually a non-discretionary grant of options to purchase 3,000 shares of LDDS's Common Stock at the fair market value of such stock on the date of grant. Such options are immediately exercisable and expire on the earliest to occur of (a) ten years following the date of grant, (b) three months following retirement, (c) 12 months following termination of service due to disability or death, (d) upon cessation of service for reasons other than retirement, death or disability, or (e) the day preceding the date of a change in control of LDDS. The exercise price may be paid in cash or, in the discretion of the committee which administers the plan, LDDS Common Stock. In the discretion of such committee, shares receivable on exercise may be withheld to pay applicable taxes on the exercise.

     Directors of Resurgens were not compensated during 1993 for their services as such.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     Subsequent to the Prior Mergers on September 15, 1993, Messrs. Ebbers, Cannada and Porter, formerly associated with LDDS-TN, have served LDDS in their current capacities. After the Prior Mergers, none of the Resurgens' executive officers served LDDS in an executive officer capacity. Therefore, the following table sets forth the compensation of the named executive officers of LDDS-TN or the surviving corporation in the Prior Mergers for the three years ended December 31, 1993, including compensation from LDDS-TN. Information concerning compensation of the named executive officers of Resurgens for its three fiscal years ended June 30, 1993, is presented below under the caption "Compensation of Former Resurgens Executive Officers." All stock information shown below also is adjusted for the Prior Mergers, whereupon each share of Class A Common Stock of LDDS-TN was converted into .9595 of a share of LDDS Common Stock, and options were similarly adjusted.

                                                                                   LONG TERM
                                                                                  COMPENSATION
                                                                                  ------------
                                                                                     AWARDS
                                                ANNUAL COMPENSATION               ------------
                                      ---------------------------------------      SECURITIES
                                                                 OTHER ANNUAL      UNDERLYING       ALL OTHER
         NAME AND                                                COMPENSATION       OPTIONS/       COMPENSATION
    PRINCIPAL POSITION       YEAR     SALARY($)     BONUS($)        ($)(1)          SARS(#)           ($)(2)
- ---------------------------  -----    --------      --------     ------------     ------------     ------------
Bernard J. Ebbers..........   1993    $514,250(3)   $700,000             --         143,924/0        $  8,994(4)
  President and Chief         1992    $303,750      $500,000             --         143,924/0        $  8,728
  Executive Officer........   1991    $269,458      $353,000             --               -0-              --

Charles T. Cannada.........   1993    $250,000      $ 40,000             --          47,974/0        $  8,610(4)
  Treasurer, Chief            1992    $150,000      $ 37,000             --          51,812/0        $ 76,228
  Financial Officer and       1991    $102,750      $ 77,000             --          34,542/0              --
  Assistant Secretary

Norman Klugman(5)..........   1993    $186,431      $    -0-       $142,294(6)            -0-             -0-
  Executive Vice              1992    $ 20,155      $  2,000             --          415,713/(7)          -0-
  President                   1991          --            --             --                --              --

John A. Porter.............   1993    $165,750(3)   $    -0-             --             5,756        $  4,500(4)
  Vice Chairman               1992    $153,750      $    -0-             --             8,634        $  4,500
  of the Board                1991    $238,335      $    -0-             --               -0-              --

- ---------------
(1) Excludes perquisites and other personal benefits, securities or property the aggregate amount of which is not in excess of either $50,000 or 10 percent of the total annual Salary and Bonus reported for the named executive officer.

(2) As permitted by applicable regulations of the Commission, information regarding Other Annual Compensation and All Other Compensation for 1991 is not reported.

(3) Amounts shown include director's fees.

(4) Matching contributions to LDDS's 401(k) Salary Savings Plan.

(5) Mr. Klugman joined LDDS-TN in December 1992 upon the merger of Advanced Telecommunications Corporation ("ATC") with LDDS in December 1992 (the "ATC Merger"). Mr. Klugman resigned from his position with LDDS-TN effective June 30, 1993.

(6) Represents payout from former ATC deferred compensation plan.

(7) All options shown represent the conversion of all of Mr. Klugman's vested ATC options into LDDS-TN options in connection with the ATC Merger. Options included stock appreciation rights ("SARs") which were exercisable for LDDS Common Stock, in lieu of the exercise of options, in the discretion of the holder.

  OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning LDDS-TN stock option grants made in the fiscal year ended December 31, 1993, to the individuals named in the preceding Summary Compensation Table. There were no grants of SARs to said individuals during the year.

                                                                                               POTENTIAL REALIZABLE
                                                INDIVIDUAL GRANTS                                VALUE AT ASSUMED
                      ---------------------------------------------------------------------       ANNUAL RATES OF
                       NUMBER OF                                                                    STOCK PRICE
                      SECURITIES          % OF TOTAL                                               APPRECIATION
                      UNDERLYING      OPTIONS GRANTED TO       EXERCISE OR                      FOR OPTION TERM(1)
                        OPTIONS         EMPLOYEES AND             BASE           EXPIRATION   -----------------------
        NAME          GRANTED(#)      DIRECTORS IN FY(2)     PRICE ($/SH)(3)        DATE        5%($)        10%($)
- --------------------  -----------     ------------------     ---------------     ----------   ----------   ----------
Bernard J. Ebbers...    143,924(4)           10.0%               $ 17.46           6/13/03    $1,580,086   $4,004,248
Charles T.
  Cannada...........     47,974(4)            3.3%               $ 17.46           6/13/03    $  526,688   $1,334,731
Norman Klugman......        -0-                --                     --                --            --           --
John A. Porter......      5,756(4)             .4%               $ 21.37           8/25/03    $   77,340   $  195,994

- ---------------
(1) The indicated 5% and 10% rates of appreciation are provided to comply with Commission regulations and do not necessarily reflect the views of LDDS as to the likely trend in the stock price. Actual gains, if any, on stock option exercises and LDDS Common Stock holdings will be dependent on, among other things, the future performance of the LDDS Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

(2) Based upon options granted to LDDS-TN employees and directors.

(3) The exercise price may be paid in cash or, in the discretion of the Committee, by shares of LDDS Common Stock already owned or to be issued pursuant to the exercise, valued at the closing quoted selling price on the date of exercise, or a combination of cash and LDDS Common Stock.

(4) Options are fully exercisable on the date of grant. The options terminate on the earlier of ten years after grant or, generally, immediately on termination for reasons other than retirement, disability or death; three months after termination of employment on retirement; 12 months after termination for disability or death; or on the day before the consummation of a change in control of LDDS.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

     The following table sets forth information concerning the number and value realized as to options exercised during 1993 and options held at December 31, 1993, by the individuals named in the preceding Summary Compensation Table and the value of those options held at such date. The options exercised were not exercised as SARs and no SARs were held at year end. All options had exercise prices lower than the fair market value of the LDDS Common Stock on December 31, 1993 ("in-the-money" options). All unexercised options listed are currently exercisable.

                                                               NUMBER OF
                                                              SECURITIES            VALUE OF
                                                              UNDERLYING           UNEXERCISED
                          SHARES                              UNEXERCISED         IN-THE-MONEY
                        ACQUIRED ON         VALUE          OPTIONS AT FY-END         OPTIONS
         NAME           EXERCISE(#)     REALIZED($)(1)            (#)            AT FY-END($)(2)
- ----------------------  -----------     --------------     -----------------     ---------------
Bernard J. Ebbers.....         --                 --            612,350            $10,515,064
Charles T. Cannada....         --                 --            155,916            $ 2,058,754
Norman Klugman........    415,713         $5,244,600                -0-                    -0-
John A. Porter........         --                 --             23,024            $   311,248

- ---------------
(1) Based upon the difference between the closing price on the date of exercise and the option exercise price.

(2) Based upon a price of $24.125 per share, being the closing price of LDDS Common Stock on December 31, 1993 (adjusted for the Stock Dividend).

  COMPENSATION OF FORMER RESURGENS EXECUTIVE OFFICERS

     The following table sets forth the total annual compensation paid to, or accrued by Resurgens for, each of the executive officers of Resurgens required to be included herein for the three fiscal years of Resurgens ended June 30, 1993. None of the named individuals was employed by LDDS after September 15, 1993.

     Summary Compensation Table

                             NAME AND                               FISCAL         ANNUAL
                        PRINCIPAL POSITION                           YEAR      COMPENSATION(1)
- ------------------------------------------------------------------  ------     ---------------
John D. Phillips..................................................    1993        $ 275,000
  former Chief Executive Officer                                      1992        $ 110,754
                                                                      1991        $       0
Michael P. Marshall...............................................    1993        $ 275,000
  former Co-Chairman of the Board                                     1992        $ 110,754
                                                                      1991        $       0

- ---------------
(1) Excludes perquisites and other personal benefits, securities or property the aggregate amount of which is not in excess of either $50,000 or 10 percent of the total annual salary and bonus for the named executive officer. Mr. Marshall and Mr. Phillips waived their salaries from the commencement of their employment by Resurgens in 1989 until February 3, 1992. The cash compensation shown in the table for each of Mr. Marshall and Mr. Phillips is comprised of the cash compensation paid to such individuals by Resurgens for the period of February 4, 1992, to June 30, 1993. See "Employment Agreements." Subsequent to June 30, 1993, Messrs. Phillips and Marshall received from Resurgens cash compensation in the aggregate amounts of $555,675 and $525,135, respectively, including the bonuses described below under "Employment Agreements." Neither have received any compensation from the surviving corporation in the Prior Mergers.

     Options

     The following table sets forth the details of Resurgens options held by the individuals named in the immediately preceding Summary Compensation Table and the value of such options at June 30, 1993. No options were granted by Resurgens to such individuals during fiscal 1993 and no options were exercised by such individuals during said fiscal year. All options shown were currently exercisable at June 30, 1993.

     Fiscal Year End Option Values

                                        NUMBER OF SECURITIES UNDERLYING       VALUE OF UNEXERCISED IN-THE-
                NAME                  UNEXERCISED OPTIONS AT FY-END (#)(1)   MONEY OPTIONS AT FY-END ($)(2)
- ------------------------------------  ------------------------------------   ------------------------------
John D. Phillips....................                1,054,662                         $ 16,610,927
Michael P. Marshall.................                1,107,160                         $ 17,437,770

- ---------------
(1) The shares shown for each of Mr. Phillips and Mr. Marshall were issuable upon exercise of warrants expiring on December 31, 1996.

(2) Based upon a price of $17.75 per share, being the closing price of Resurgens Common Stock on June 30, 1993, adjusted for stock dividends.

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Subsequent to the Prior Mergers through mid-1994, the members of LDDS's Compensation and Stock Option Committee have been Carl J. Aycock (Chairman), Stiles A. Kellett, Jr. and Silvia Kessel. The members of the Committee now consist of Stiles A. Kellett, Jr. (Chairman), Danny M. Dunnaway and Silvia Kessell. The Compensation Committee of Resurgens prior to the Prior Mergers was composed of Robert Buckley and Carl E. Sanders. Mr. Aycock has served as Secretary of LDDS since 1987.

  EMPLOYMENT AGREEMENTS

     In connection with the ATC Merger, LDDS-TN assumed the employment agreement between Norman Klugman and ATC. The agreement provided that Mr. Klugman would serve until June 30, 1993, and receive an annual base salary of at least $260,200. Mr. Klugman resigned from his position with LDDS-TN effective June 30, 1993.

     On February 4, 1992, Resurgens entered into employment agreements with each of John D. Phillips and Michael P. Marshall, Resurgens' Chief Executive Officer and a Co-Chairman of the Board, respectively. Each of the agreements provided for the employment of Messrs. Phillips and Marshall in the capacities indicated above for an initial three-year term at a base salary of $275,000 per year. In addition to cash compensation, Messrs. Phillips and Marshall were entitled to incentive compensation under Resurgens' stock option plans and to participate in Resurgens' benefit plans providing health, disability and death benefits. Under the terms of each agreement, neither Mr. Phillips nor Mr. Marshall would be paid his salary if he elected to terminate his employment agreement prior to the expiration of the term. Pursuant to their terms, if such agreements were terminated by Resurgens for any reason other than cause, each of Mr. Phillips and Mr. Marshall would be entitled to continue to receive the compensation provided under the respective agreements for the remainder of the term.

     In connection with the consummation of the Prior Mergers, Messrs. Marshall and Phillips agreed to terminate their respective employment agreements and receive bonuses from Resurgens in an aggregate amount of $917,000 ($458,500 each). Messrs. Marshall and Phillips used such monies to repay (i) certain advances made by Resurgens to each of them, plus accrued and unpaid interest on such advances, and (ii) a portion of two separate promissory notes each in the principal amount of $250,000 which were executed in 1989 by Messrs. Marshall and Phillips. Such notes have been paid in full. Neither Mr. Marshall nor Mr. Phillips is currently employed by LDDS.

                           INFORMATION REGARDING IDB

     The following briefly describes the business of IDB. Additional information regarding IDB is contained in its filings with the Commission pursuant to the Exchange Act. See "Additional Information" and "Incorporation by Reference."

BUSINESS OF IDB

     IDB operates a domestic and international communications network providing international private line and public switched long distance telephone services, facsimile and data connections, television and radio transmission services and mobile satellite communications capabilities. IDB was established in 1983 to provide transmission of sporting and music events to radio stations nationally. Aided by the AT&T divestitures in 1984 and the opening of international telecommunications markets, IDB has become a full service provider of international telecommunications services as well as specialized broadcasting services. IDB has expanded rapidly through the growth of its existing businesses as well as through the selective acquisition of complementary companies which have provided strategic facilities, international operating agreements and customers. IDB operates through four service units: IDB WorldCom, IDB Broadcast, IDB Mobile and IDB Systems. Based on FCC statistics as of December 31, 1992 (the most recent international statistics available), on a combined IDB, WorldCom and TRT basis, IDB's share of total net revenues from U.S.-based international long distance communications services in 1992 was 2.2%.

     As of November 2, 1994, there were 74,456,003 shares of IDB Common Stock and no shares of preferred stock outstanding. For the fiscal year ended December 31, 1993, IDB reported revenues of $339.4 million, income before preferred stock dividends of $12.2 million and net income available to common stockholders of $11.0 million. For the nine months ended September 30, 1994, IDB reported revenues of $378.1 million and net loss of $170.5 million.

     IDB's principal executive offices are located at 10525 West Washington Boulevard, Culver City, California 90232-1922 and its telephone number is (213) 870-9000.

RECENT DEVELOPMENTS

     RESIGNATION OF INDEPENDENT AUDITORS. On May 23, 1994, Deloitte resigned as IDB's independent auditors. Deloitte has stated it resigned as a result of events surrounding the release and reporting of IDB's financial results for the first quarter of 1994. In submitting its resignation, Deloitte informed IDB management and the Audit Committee of the IDB Board of Directors that there had been a serious breakdown in IDB's process of identifying, analyzing and recording IDB's business transactions which prohibited Deloitte from the satisfactory completion of a quarterly review, and that Deloitte was no longer willing to rely on IDB management's representations regarding IDB's interim financial statements. IDB announced Deloitte's resignation on May 31, 1994 and information concerning the resignation is contained in IDB's Current Report on Form 8-K filed with the Commission on May 31, 1994, as amended by Form 8-K/A filed with the Commission on November 21, 1994. On June 24, 1994, upon the recommendation of the independent members of IDB's Audit Committee, IDB retained Arthur Andersen LLP as its new independent auditors. On August 22, 1994, IDB filed Amendment No. 1 on Form 10-Q/A restating its 1994 first quarter results in order to eliminate previously recorded items, which items were among those as to which Deloitte had expressed disagreement. See "Available Information" and "Incorporation by Reference."

     STOCKHOLDER LITIGATION. Between June 1, 1994 and June 6, 1994, 22 class action complaints were filed in the U.S. District Court for the Central District of California on behalf of persons who purchased IDB Common Stock and IDB Notes naming as defendants IDB and the directors and certain officers of IDB, including Mr. Sudikoff, certain underwriters of IDB securities and other parties. The complaints allege violations of the federal securities laws for disseminating allegedly false and misleading statements concerning IDB's earnings and accounting practices. These claims are asserted under one or more provisions of the federal securities laws including Sections 10(b) and 20(a) of the Exchange Act and Sections 11, 12(2) and 15 of the Securities Act. In addition, one of the complaints alleges similar claims under the California Corporations Code.

     On June 7, 1994, Robert S. Muldowney filed a stockholder derivative action in the U.S. District Court for the Central District of California against IDB, as a nominal defendant, and the directors and certain officers of IDB, including Mr. Sudikoff, alleging breaches of fiduciary duty and gross negligence based on substantially the same facts alleged in the class action lawsuits.

     Each class action complaint seeks damages suffered by the class and the costs of the suit, including attorneys' fees. In addition, certain of the class action complaints also seek punitive damages and injunctive relief. The California derivative action seeks recovery of all damages suffered by IDB, with interest thereon, as well as the derivative plaintiff's costs and attorneys' fees. In addition, certain plaintiffs have alleged violations of the federal securities laws by Hambrecht & Quist and the other co-managers of public offerings of IDB securities in August 1993 and November 1993.

     On July 17, 1994, the District Court ordered the 22 class action complaints and the California derivative action consolidated before Judge Richard Gadbois as one action captioned In re IDB Communications Group, Inc. Securities Litigation (Case No. CV-94-3618-RG(JGx)). A consolidated and amended complaint was filed in the District Court on November 18, 1994.

     On July 1, 1994, George G. Steele filed a stockholder derivative action in the Chancery Court for New Castle County, Delaware against IDB, as a nominal defendant, and the directors and certain officers of IDB, including Mr. Sudikoff (Steele v. Sudikoff et al., Civ. Action No. 13595), alleging breach of their fiduciary duties to IDB by trading on inside information, accepting bonuses based on false and inflated IDB financial results and exposing IDB to liability under the securities laws. The plaintiff seeks restitution to IDB, injunctive relief, costs and attorneys' fees.

     On September 21, 1994, Michael S. Hassani filed a class action in the Superior Court of the State of California, County of Los Angeles, against IDB and its current directors and certain executive officers, including Mr. Sudikoff, and Deloitte (Hassani v. IDB Communications Group, Inc., Civ. No. BC 112906),
alleging violations of the California Corporations Code, breaches of fiduciary duty and abuse of control. The complaint seeks compensatory, special and punitive damages, prejudgment interest and the costs of the suit, including attorneys' fees on behalf of certain purchasers of IDB Common Stock.

     IDB is a party to indemnification agreements with certain of the other defendants in the actions described above, including IDB's officers and directors (see "Comparative Rights of Shareholders -- Indemnification of Directors and Officers"), certain selling shareholders and certain underwriters. IDB's officers and directors are not covered by any applicable liability insurance. LDDS has agreed to provide indemnification to IDB's officers and directors under certain circumstances. See "Plan of Merger -- Interests of Certain Persons in the Merger -- Indemnification."

     On November 18, 1994, IDB, LDDS and representatives of the plaintiffs in the foregoing litigation entered into a Stipulation of Settlement (the "Stipulation"). The Stipulation provides that all claims that were or could have been asserted by the plaintiffs against IDB or any of the other defendants in the consolidated action, or on behalf of or by IDB against IDB directors and officers will, subject to the fulfillment of certain conditions precedent and the approval of the court, be settled and released and the litigation dismissed in its entirety with prejudice in exchange for payments totalling $75.0 million. The conditions precedent to the settlement include completion of the Merger, timely payment of settlement funds to the escrow agents for the class action and derivative action plaintiffs, and dismissal of the Delaware Chancery Court derivative action and California state court class action. The Stipulation terminates automatically in the event that Court approval is not obtained or any of the other conditions precedent listed in the Stipulation do not occur, unless counsel for the class action and derivative action plaintiffs and counsel for IDB and LDDS mutually agree in writing to proceed with the Stipulation. Consequently, there can be no assurance that the litigation will be settled and dismissed on the terms described herein or at all.

     INVESTIGATIONS AND OTHER PROCEEDINGS. On June 9, 1994, the Commission issued a formal order of investigation concerning certain matters, including IDB's financial position, books and records and internal controls, and trading in IDB securities on the basis of non-public information by certain persons and entities. The Commission has issued subpoenas to IDB and others, including Mr. Sudikoff, in connection with its investigation. The NASD and other self-regulatory bodies have also made inquiries of IDB concerning similar matters. IDB is cooperating with the Commission's investigation and the other inquiries and is in the process of complying with the subpoenas it has received.

     In October, 1994, the U.S. Attorney's Office for the Central District of California issued grand jury subpoenas to IDB seeking documents relating to IDB's first quarter results and the Deloitte resignation. IDB has been informed that a criminal investigation has commenced and is cooperating with the U.S. Attorney's Office.

     OTHER LITIGATION. On August 20, 1994, SynTech filed a complaint in the U.S. District Court for the District of Columbia alleging that IDB Mobile is infringing upon SynTech's copyrights in certain computer software. On September 7, 1994, IDB Mobile filed counterclaims against SynTech for, among other things, breach of contract and interference with IDB Mobile's contracts with its customers. Both parties have filed motions for summary judgment, which were heard on November 16, 1994. The parties are awaiting the court's ruling regarding their respective motions for summary judgment.

     On October 12, 1994, Community Network Services, Inc., a reseller of local and long distance telephone service in New York, filed a complaint in the U.S. District Court for the Southern District of New York (94 Civ. 7383 (JFK)) alleging breach of contract, false advertising under the Lanham Act and a violation of the Racketeering and Corrupt Organization Act (RICO) based on IDB's termination of service to the plaintiff.

     On October 21, 1993, Euronet, Incom, Benjamin Levovitz and Eli Lior filed a complaint in the U.S. District Court for the Southern District of New York against IDB and certain IDB personnel, alleging that IDB breached an oral agreement to enter into a joint venture with Euronet and that the employee defendants committed fraud by failing to disclose that IDB had entered into a similar joint venture with a competitor of Euronet. The plaintiffs also allege that IDB breached separate agency and sales representative agreements and seek compensatory and punitive damages and injunctive relief.
                            ------------------------

     IDB is unable at this time to predict the outcome of any of the foregoing litigation, investigations or other proceedings. However, if determined adversely to IDB, the impact of such matters on the financial position and results of operations of IDB or, if the Merger is consummated, the consolidated organization, could be material.

     RESTATED AND RECENT FINANCIAL RESULTS. On August 1, 1994, IDB announced that it would restate its reported financial results for the quarter ended March 31, 1994. The restatement eliminated approximately $6.0 million of pre-tax income, approximately $5.0 million of which related to a sale of transponder capacity and approximately $1.0 million of which related to purchase accounting adjustments. On November 21, 1994, IDB filed Form 10-Q/A amendments to its reported first and second quarter financial results making the previously announced changes and reflecting the effect of IDB's method of accounting for international long distance traffic, thereby reducing its first quarter net income from $0.12 per share, as originally reported, to $0.05 per share and, when combined with adjustments for income tax effects, increasing its second quarter net loss from $0.20 per share, as originally reported, to $0.27 per share.

     For its third quarter ended September 30, 1994, IDB reported a net loss, after income taxes, of $154.7 million or $2.08 per share on revenues of $131 million. For the nine months ended September 30, 1994, IDB reported a net loss, after income taxes, of $170.5 million or $2.31 per share on revenues of $378.1 million. Operating results in the third quarter of 1994 were significantly affected by a stockholder litigation provision of $76.0 million, a reduction in carrying value of certain IDB Broadcast assets of $35.0 million and a valuation reserve of $18.3 million provided against deferred tax assets. The pre-tax loss in the third quarter also reflects significant one time expenses of approximately $2.0 million related to the Merger, and approximately $2.5 million in accounting and legal expenses incurred in connection with the resignation of Deloitte and the ensuing litigation. IDB also accrued approximately $2.4 million for various non-income tax and related matters in the third quarter. See "Available Information," "Incorporation by Reference," "Pro Forma Combining Financial Statements" and "Management's Discussion and Analysis of the Pro Forma Combining Financial Statements."

     As a result of these losses incurred by IDB in the third quarter, IDB is in default with respect to certain covenants not relating to payment under its line of credit with Bank of America. IDB is currently negotiating with Bank of America to obtain a waiver of such default. There can be no assurance that any such waiver will be obtained.

     RECENT EVENTS CONCERNING THE IDB BROADCAST UNIT. On November 11, 1994, IDB and Keystone, a privately-held provider of broadcast distribution services, entered into non-binding letters of intent regarding a series of transactions which, if consummated, will allow Keystone to operate and manage the Broadcast Business of IDB. The letters of intent provide that Keystone will lease substantially all of the tangible assets of the Broadcast Business pursuant to an operating lease and will manage the contracts and other intangible assets of the Broadcast Business through a management agreement. In connection with these transactions, it is contemplated that IDB will also acquire for $6.0 million a 25% equity interest in Keystone to be held through a new partnership formed with other Keystone investors. The following is a summary of the material provisions of the letters of intent.

     The letters of intent provide that the lease agreement will be for an initial term of 36 months, subject to renewal, at Keystone's discretion, for an additional 24 months. Keystone will pay IDB $6.0 million on the closing date and, during the initial lease term, quarterly lease payments in the aggregate amount of $12.2 million. If the lease is renewed, lease payments in the aggregate amount of $15.8 million will be paid by Keystone during the two year renewal period.

     In addition, Keystone will be granted an option to acquire the tangible assets of the Broadcast Business which will be exercisable at the end of the initial 36-month lease term for $31 million or, if the lease is renewed, at any time during the renewal period for the sum of (i) $19.3 million and (ii) the aggregate amount of any remaining lease payments through the end of the renewal period, with such aggregate sum discounted at the rate of 8% per annum. The purchase price for the assets would be payable, at the election of Keystone, in cash or by a subordinated promissory note of Keystone which would accrue interest at the rate of 8% per annum. The promissory note would be payable over a four-year period commencing on the date of its issuance and would be secured by the leased assets. If the option is not exercised, Keystone would be obligated to pay IDB an additional $2.1 million on the lease termination date, subject to certain exceptions.

     The terms of the letters of intent also provide that Keystone will manage the contracts and other intangible assets used in the Broadcast Business for a period of up to 60 months pursuant to a management agreement. If Keystone exercises its option to purchase the tangible assets under the lease, IDB will also transfer the intangible assets to Keystone. Keystone will receive no fixed fee as manager. Instead, each year IDB and Keystone will share in any net profits of the Broadcast Business in the following manner: (i) IDB will receive 80% of the first $4.0 million of net profits, with Keystone retaining the remaining 20% and (ii) IDB and Keystone will each receive one-half of any net profits in excess of $4.0 million. IDB will be liable for any net losses of the Broadcast Business and will have the right to terminate the management agreement, as well as the lease, if the Broadcast Business reports net losses for any two consecutive quarters or reports a net loss for any year.

     On September 23, 1994, IDB entered into a letter agreement with Autotote, a publicly-held provider of computerized wagering systems, providing for the sale by IDB of the simulcast assets of its broadcast business to Autotote for $13.5 million and the sublease by IDB of certain satellite transmission capacity to Autotote on an ongoing basis. The simulcast assets consist primarily of transportable broadcast equipment used for the live transmission of sporting events via satellite in connection with wagering.

     Consummation of these transactions will be subject to the negotiation of definitive agreements and receipt of board and various third party approvals. There can be no assurance that any of these transactions will be consummated or, if consummated, that they will be on the terms described above.

                    PRO FORMA COMBINING FINANCIAL STATEMENTS

     The following unaudited Pro Forma Combining Balance Sheet as of September 30, 1994 and unaudited Pro Forma Combining Income Statements for the nine months ended September 30, 1994 and 1993, and for the years ended December 31, 1993, 1992 and 1991, illustrate the effect of the proposed Merger as if the Merger had occurred at the beginning of the earliest period presented.

     Pursuant to the terms of the Merger Agreement, each holder of IDB Common Stock will be entitled to receive a certain fraction of a share of LDDS Common Stock based on an average closing trade price of LDDS Common Stock. These pro forma financial statements have been prepared assuming the LDDS Share Value to be equal to or greater than $22.00 resulting in an Exchange Ratio of 0.450867. No assurance can be given as to the actual Exchange Ratio that will be utilized in the Merger. For more information regarding the calculation and range of possible Exchange Ratios, see "Plan of Merger -- General Description of the Merger." The Merger will be accounted for as a pooling of interests.

     The following unaudited Pro Forma Combining Balance Sheet as of September 30, 1994 and the unaudited Pro Forma Combining Income Statements for the nine months ended September 30, 1994 and for the year ended December 31, 1993 also illustrate the effect of the WilTel Acquisition and the proposed financing thereof. Pursuant to the terms of the acquisition agreement, LDDS will acquire WilTel for cash payments of $2.5 billion, subject to adjustments. The WilTel Acquisition will be accounted for as a purchase. Completion of the WilTel Acquisition is not a condition to the consummation of the Merger, which, if approved by IDB and LDDS shareholders may be consummated whether or not the WilTel Acquisition is completed.

     These Pro Forma Combining Financial Statements should be read in conjunction with the historical financial statements of LDDS, IDB and the network services operations of WilTel which are incorporated by reference herein and the LDDS Adjusted Historical Financial Statements and the IDB Adjusted Historical Financial Statements which are set forth elsewhere herein.

     The Pro Forma Combining Financial Statements are presented for comparative purposes only and are not intended to be indicative of actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

                      PRO FORMA COMBINING BALANCE SHEET(1)
                            AS OF SEPTEMBER 30, 1994
                                 (IN THOUSANDS)

                                                                                                                     LDDS/IDB
                                                                        LDDS/IDB                                      WILTEL
                                 LDDS         IDB        PRO FORMA      PRO FORMA      WILTEL        PRO FORMA       PRO FORMA
                              HISTORICAL   HISTORICAL   ADJUSTMENTS     COMBINED     HISTORICAL     ADJUSTMENTS       COMBINED
                              ----------   ----------   -----------     ---------    ----------     -----------      ---------
Current assets..............  $  437,785   $  164,823      $  --        $  602,608     $ 78,352     $  (11,966)(3)   $  696,724
                                                                                                        27,730 (4)
Property and equipment......     326,107      251,740         --           577,847      760,088            --         1,337,935
Excess cost over net
  tangible assets
  acquired..................   1,955,740      181,177         --         2,136,917       58,929      1,986,241 (5)    4,182,087
Other assets................      62,934       65,438         --           128,372        1,215         45,000 (6)      174,587
                              ----------   ----------      --------     ----------     --------     ----------       ----------
Total assets................  $2,782,566   $  663,178      $  --        $3,445,744     $898,584     $2,047,005       $6,391,333
                              ==========   ==========      ========     ==========     ========     ==========       ==========
Current liabilities.........  $  405,992   $  256,997      $  --        $  662,989     $241,888     $  (16,834)(3)   $  888,043
Deferred income taxes.......      27,653       20,096         --            47,749       33,475        (33,475)(3)       47,749
Long term debt..............     519,171      205,500         --           724,671      344,828       (344,828)(3)    3,369,671
                                                                                                      (123,000)(7)
                                                                                                     2,768,000 (8)
Other liabilities...........      89,412       36,979         --           126,391       75,535            --           201,926
Shareholders' investment
  Series 1 preferred
    stock...................         109           --         --               109           --            --               109
  Series 2 preferred
    stock...................          20           --         --                20           --            --                20
  Common stock..............       1,231          744          (408)(2)      1,567            4             (4)(9)        1,567
  Additional paid-in
    capital.................   1,455,326      296,708           408 (2)  1,752,442      168,193       (168,193)(9)    1,752,442
  Retained earnings.........     283,652     (153,846)        --           129,806       34,661        (34,661)(9)      129,806
                              ----------   ----------      --------     ----------     --------     ----------       ----------
Total shareholders'
  investment................   1,740,338      143,606         --         1,883,944      202,858       (202,858)       1,883,944
                              ----------   ----------      --------     ----------     --------     ----------       ----------
Total liabilities and
  shareholders'
  investment................  $2,782,566   $  663,178      $  --        $3,445,744     $898,584     $2,047,005       $6,391,333
                              ==========   ==========      ========     ==========     ========     ==========       ==========

                    PRO FORMA COMBINING INCOME STATEMENT(1)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                        LDDS/IDB
                                                                       LDDS/IDB                                          WILTEL
                        LDDS            IDB           PRO FORMA        PRO FORMA         WILTEL        PRO FORMA        PRO FORMA
                     HISTORICAL    HISTORICAL(10)    ADJUSTMENTS       COMBINED      HISTORICAL(10)   ADJUSTMENTS       COMBINED
                     ----------    --------------    -----------      ----------     --------------   -----------       ---------
Revenues...........  $1,275,536      $  378,100       $  (5,865)(11)  $1,647,771        $656,996       $ (55,204)(12)   $2,249,563
Operating expenses:
  Cost of sales....     723,672         324,777          (5,865)(11)   1,042,584         324,608         (55,204)(12)    1,311,988
  Selling, general
    and
  administrative...     227,030          63,925              --          290,955         183,151              --           474,106
  Depreciation and
    amortization...      99,612          21,497              --          121,109          61,585          37,242 (13)      225,561
                                                                                                           5,625 (14)
  Provision to
    reduce the
    carrying values
    of certain
    assets.........          --          35,000              --           35,000              --              --            35,000
                     ----------    ------------       ---------         --------     -----------      ----------         ----------
Operating income
  (loss)...........     225,222         (67,099)             --          158,123          87,652         (42,867)          202,908
Other income
  (expense):
  Interest
    expense........     (26,279)         (8,019)             --          (34,298)        (50,838)         50,838 (15)     (166,637)
                                                                                                        (139,092)(16)
                                                                                                           6,753 (17)
  Shareholder
    litigation
    settlement.....          --         (76,000)             --          (76,000)             --              --           (76,000)
  Other............       5,510          (1,079)             --            4,431            (160)             --             4,271
                     ----------      ----------       ---------         --------     -----------      ----------         ---------
Income (loss)
  before income
  taxes............     204,453        (152,197)             --           52,256          36,654        (124,368)          (35,458)
Provision for
  income
  taxes............      85,786          18,323         (29,640)(18)      74,469          15,038         (48,504)(18)       41,003
                     ----------      ----------       ---------         --------     -----------      ----------         ---------
Net income (loss)
  from continuing
  operations.......     118,667        (170,520)         29,640          (22,213)         21,616         (75,864)          (76,461)
Preferred dividend
  requirement......      20,828              --              --           20,828              --              --            20,828
                     ----------      ----------       ---------         --------     -----------      ----------         ---------
Net income (loss)
  applicable to
  common
  shareholders.....  $   97,839      $ (170,520)      $  29,640         $(43,041)       $ 21,616       $ (75,864)        $ (97,289)
                     ==========      ==========       =========         ========      ==========       =========         =========
Number of shares
  issued and
  outstanding:
  Primary..........     128,467          73,859                          155,435                                           155,435
                     ==========      ==========                         ========                                         =========
  Fully diluted....     132,825          73,859                          155,435                                           155,435
                     ==========      ==========                         ========                                         =========
Earnings (loss) per
  share(19):
  Primary..........  $     0.76      $    (2.31)                        $  (0.28)                                        $   (0.63)
                     ==========      ==========                         ========                                         =========
  Fully diluted....  $     0.76      $    (2.31)                        $  (0.28)                                        $   (0.63)
                     ==========      ==========                         ========                                         =========

                    PRO FORMA COMBINING INCOME STATEMENT(1)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                LDDS/IDB
                                                                                                  PRO
                                                 LDDS           IDB            PRO FORMA         FORMA
                                              HISTORICAL   HISTORICAL(10)     ADJUSTMENTS       COMBINED
                                              ----------   --------------     -----------       --------
Revenues....................................   $ 752,313      $221,370          $(6,726)(11)    $966,957
Operating expenses:
  Cost of sales.............................     435,291       148,531           (6,726)(11)     577,096
  Selling, general and administrative.......     138,791        24,144               --          162,935
  Depreciation and amortization.............      50,212        17,104               --           67,316
                                               ---------     ---------         -------         --------
Operating income............................     128,019        31,591               --          159,610
Other income (expense):
  Interest expense..........................     (18,338)       (5,846)              --          (24,184)
  Other.....................................       2,711         1,093               --            3,804
                                               ---------     ---------          -------         --------
Income before tax...........................     112,392        26,838               --          139,230
Provision for income taxes..................      45,439        11,033               --           56,472
                                               ---------     ---------          -------         --------
Net income from continuing operations.......      66,953        15,805               --           82,758
Preferred dividend requirement..............       3,513         1,058               --            4,571
                                               ---------     ---------          -------         --------
Net income applicable to common
  shareholders..............................   $  63,440      $ 14,747          $    --         $ 78,187
                                               =========      ========          =======         ========
Number of shares issued and outstanding:
  Primary...................................     102,120        53,928                           126,434
                                               =========      ========                          ========
  Fully diluted.............................     102,436        60,244                           129,598
                                               =========      ========                          ========
Earnings per share (19):
  Primary...................................   $    0.62      $   0.27                          $   0.62
                                               =========      ========                          ========
  Fully diluted.............................   $    0.62      $   0.25                          $   0.60
                                               =========      ========                          ========

                    PRO FORMA COMBINING INCOME STATEMENT(1)
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                        LDDS/IDB
                            LDDS             IDB                          LDDS/IDB                                       WILTEL
                          ADJUSTED         ADJUSTED       PRO FORMA       PRO FORMA        WILTEL        PRO FORMA       PRO FORMA
                       HISTORICAL(20)   HISTORICAL(20)   ADJUSTMENTS      COMBINED     HISTORICAL(10)   ADJUSTMENTS      COMBINED
                       --------------   --------------   -----------      ---------    --------------   -----------      ---------
Revenues.............    $1,570,718        $457,341        $(9,821)(11)  $2,018,238       $663,785       $ (50,283)(12)  $2,631,740
Operating expenses:
  Cost of sales......       923,892         336,819         (9,821)(11)   1,250,890        291,478         (50,283)(12)   1,492,085
  Selling, general
    and
    administrative...       319,421          47,928             --          367,349        203,078              --          570,427
  Depreciation and
    amortization.....       124,619          29,295             --          153,914         78,884          49,656 (13)     289,954
                                                                                                             7,500 (14)
  Direct merger
    costs............            --              --             --               --             --              --               --
  Streamlining
    charges..........            --           5,920             --            5,920             --              --            5,920
                          ---------        --------        -------         --------       --------       ---------         --------
Operating income.....       202,786          37,379             --          240,165         90,345         (57,156)         273,354
Other income
  (expense):
  Interest expense...       (39,012)         (6,350)            --          (45,362)       (61,058)         61,058 (15)    (221,814)
                                                                                                          (185,456)(16)
                                                                                                             9,004 (17)
  Other..............         6,308            (152)            --            6,156          3,627              --            9,783
                          ---------        --------        -------         --------       --------       ---------         --------
Income before tax....       170,082          30,877             --          200,959         32,914        (172,550)          61,323
Provision for income
  taxes..............        77,358          12,350             --           89,708         13,312         (67,295)(18)      35,725
                          ---------        --------        -------         --------       --------       ---------         --------
Net income from
  continuing
  operations.........        92,724          18,527             --          111,251         19,602        (105,255)          25,598
Preferred dividend
  requirement........        27,751           1,232             --           28,983             --              --           28,983
                          ---------        --------        -------         --------       --------       ---------         --------
Net income applicable
  to common
  shareholders.......    $   64,973        $ 17,295        $    --         $ 82,268       $ 19,602       $(105,255)        $ (3,385)
                         ==========        ========        ========        ========       ========       =========         ========
Number of shares
  issued and
  outstanding:
    Primary..........       116,108          65,441                         145,613                                         140,979
                         ==========        ========                        ========                                        ========
    Fully diluted....       116,374          71,212                         148,481                                         140,979
                         ==========        ========                        ========                                        ========
Earnings per share
  (19):
    Primary..........    $     0.56        $   0.26                        $   0.56                                        $  (0.02)
                         ==========        ========                        ========                                        ========
    Fully diluted....    $     0.56        $   0.26                        $   0.55                                        $  (0.02)
                         ==========        ========                        ========                                        ========

                    PRO FORMA COMBINING INCOME STATEMENT(1)
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              LDDS/IDB
                                                                                                PRO
                                                LDDS            IDB           PRO FORMA        FORMA
                                             HISTORICAL    HISTORICAL(10)    ADJUSTMENTS      COMBINED
                                             ----------    --------------    -----------      --------
Revenues...................................   $ 800,753       $155,344         $(8,037)(11)   $948,060
Operating expenses:
  Cost of sales............................     458,184        102,485          (8,037)(11)    552,632
  Selling, general and administrative......     170,466         18,889              --         189,355
  Depreciation and amortization............      53,896         13,094              --          66,990
  Direct merger costs......................       7,262             --              --           7,262
  Restructuring charges....................      79,838             --              --          79,838
                                              ---------       --------         -------        --------
Operating income...........................      31,107         20,876              --          51,983
Other income (expense):
  Interest expense.........................     (23,778)        (6,533)             --         (30,311)
  Other....................................         856            (15)             --             841
                                              ---------       --------         -------        --------
Income before tax..........................       8,185         14,328              --          22,513
Provision for income taxes.................       8,369          5,800              --          14,169
                                              ---------       --------         -------        --------
Net income from continuing operations......        (184)         8,528              --           8,344
Preferred dividend requirement.............       2,112             --              --           2,112
                                              ---------       --------         -------        --------
Net income applicable to common
  shareholders.............................   $  (2,296)      $  8,528         $    --        $  6,232
                                              =========       ========         =======        ========
Number of shares issued and outstanding:
  Primary..................................      93,472         35,548                         111,728
                                              =========       ========                        ========
  Fully diluted............................      93,472         36,162                         112,112
                                              =========       ========                        ========
Earnings per share (19):
  Primary..................................   $   (0.03)      $   0.24                        $   0.06
                                              =========       ========                        ========
  Fully diluted............................   $   (0.03)      $   0.24                        $   0.06
                                              =========       ========                        ========

                    PRO FORMA COMBINING INCOME STATEMENT(1)
                      FOR THE YEAR ENDED DECEMBER 31, 1991
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               LDDS/IDB
                                                                                                 PRO
                                                 LDDS            IDB           PRO FORMA        FORMA
                                              HISTORICAL    HISTORICAL(10)    ADJUSTMENTS      COMBINED
                                              ----------    --------------    -----------      --------
Revenues....................................   $ 618,056       $104,437         $(3,279)(11)   $719,214
Operating expenses:
  Cost of sales.............................     345,996         66,514          (3,279)(11)    409,231
  Selling, general and administrative.......     145,289         14,688              --         159,977
  Depreciation and amortization.............      43,659         10,150              --          53,809
  Direct merger costs.......................          --             --              --             --
  Restructuring charges.....................          --             --              --             --
                                               ---------       --------         -------        --------
Operating income............................      83,112         13,085              --          96,197
Other income (expense):
  Interest expense..........................     (22,977)        (8,618)             --         (31,595)
  Other.....................................         865            179              --           1,044
                                               ---------       --------         -------        --------
Income before tax...........................      61,000          4,646              --          65,646
Provision for income taxes..................      24,243          1,811              --          26,054
                                               ---------       --------         -------        --------
Net income from continuing operations.......   $  36,757       $  2,835         $    --        $ 39,592
                                               =========       ========         =======        ========
Number of shares issued and outstanding:
  Primary...................................      90,747         24,976                         102,008
                                               =========       ========                        ========
  Fully diluted.............................      90,924         25,540                         102,439
                                               =========       ========                        ========
Earnings per share (19):
  Primary...................................   $    0.41       $   0.11                        $   0.39
                                               =========       ========                        ========
  Fully diluted.............................   $    0.40       $   0.11                        $   0.39
                                               =========       ========                        ========

               NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS

 1. The adjustments to the unaudited Pro Forma Combining Financial Statements do not give effect to direct transaction costs or any resulting restructuring costs associated with the consummation of the Merger. All such costs are estimated to be $50.0 million, which amount includes approximately $10.0 million of direct transaction costs. The pro forma financial data do not give effect to any potential cost savings and synergies that could result from the Merger or the WilTel Acquisition. The pro forma data are not necessarily indicative of the operating results or financial position that would have occurred had the Merger or the WilTel Acquisition been consummated at the dates indicated, nor necessarily indicative of future operating results or financial position.

 2. These adjustments reflect the issuance of approximately 33.4 million shares of LDDS Common Stock in accordance with the assumed Exchange Ratio of
    0.450867 shares of LDDS Common Stock for each share of IDB Common Stock outstanding. The actual number of shares of LDDS Common Stock to be issued, pursuant to the Merger, will be based on the number of shares of IDB Common Stock outstanding immediately prior to the consummation of the Merger and the actual Exchange Ratio, based on the LDDS Share Value.

 3. These adjustments represent the elimination of certain assets and liabilities of WilTel that LDDS will not acquire as part of the WilTel Acquisition as set forth in the acquisition agreement. The assets and liabilities excluded include cash, tax asset and liability accounts with affiliates, accounts payable to affiliates and amounts due from affiliates, which consist of unsecured payables and receivables of WilTel with Williams.

 4. This adjustment reflects an increase to WilTel's working capital to comply with the required working capital amounts as set forth in the WilTel acquisition agreement. The acquisition agreement provides that upon the date of its acquisition by LDDS, WilTel will have a current ratio equal to the ratio existing at December 31, 1993. At September 30, 1994, this requirement would have necessitated a $27.7 million increase to WilTel's current assets.

 5. This adjustment reflects the excess of cost over net tangible assets acquired in the WilTel Acquisition. For purposes of allocating the acquisition costs among the various assets acquired, LDDS has tentatively considered the carrying value of the acquired assets to approximate their fair value, with all of the excess of such acquisition costs being attributed to goodwill. It is LDDS' intention, subsequent to the acquisition, to more fully evaluate the acquired assets and, as a result, the allocation of the acquisition costs among the tangible and intangible assets acquired may change.

 6. This adjustment reflects the capitalization of fees incurred to obtain the new credit facilities (see Note 8).

 7. This adjustment represents the replacement of the LDDS $123.0 million Senior Notes with a portion of the new credit facilities (see Note 8).

 8. This adjustment represents the incremental proceeds to be received under the new credit facilities for the purpose of financing the WilTel Acquisition and its related costs.

 9. These adjustments represent the elimination of WilTel's shareholders' investment accounts.

10. These columns represent historical results of operations.

11. These adjustments eliminate the revenues and corresponding line costs attributable to the intercompany traffic between LDDS and IDB.

12. These adjustments eliminate the revenues and corresponding line costs attributable to the intercompany traffic between LDDS/IDB pro forma combined operations and WilTel.

13. This adjustment reflects amortization over 40 years of the excess of cost over net tangible assets acquired in the WilTel Acquisition (see Note 5).

14. This adjustment reflects the amortization over 6 years of capitalized fees incurred to obtain the new credit facilities (see Note 6).

15. These adjustments represent interest savings to LDDS, as it will not acquire any of WilTel's debt in the WilTel Acquisition (see Note 3).

16. This adjustment represents the recognition of interest expense on the additional borrowings of LDDS to fund the WilTel Acquisition and related costs (see Note 8). The interest expense was calculated at an assumed rate of interest of 6.7%. A change of 1/8% in the assumed rate would affect interest expense by $2.6 million for the nine months ended September 30, 1994 and by $3.5 million for the year ended December 31, 1993.

17. This adjustment reflects the interest savings resulting from the replacement of LDDS' $123.0 million Senior Notes with the new credit facilities (see
    Note 8).

18. These adjustments represent the tax effect of adjustments due to inclusion of the acquired operations. The tax provisions were calculated at a combined federal and state rate of 39% applied to items impacting taxable income. However, for the nine months ended September 30, 1994, the only item considered to have an impact upon LDDS/IDB Pro Forma Combined taxable income was the $76.0 million shareholder litigation settlement. Because of tax planning strategies, LDDS management believes that presently the shareholder litigation settlement is the only item contributing to IDB's results of operations for the nine months ended September 30, 1994 for which the combined company of LDDS and IDB is more likely than not to realize a tax benefit. After consummation of the Merger, LDDS management will review tax planning strategies in order to identify any additional net operating loss utilization available to the combined company of LDDS and IDB.

19. Pro forma per share data are based on the number of LDDS common and common equivalent shares that would have been outstanding had the Merger occurred on the earliest date presented.

20. The LDDS Adjusted Historical Income Statement for the year ended December 31, 1993 includes (1) the effect of LDDS' acquisition in March 1993 of Dial-Net for cash payments of approximately $31.2 million and the issuance of 2.7 million shares of LDDS Common Stock valued at approximately $42.9 million and (2) the effect of LDDS' acquisition in September 1993 of MCC and Resurgens for cash payments of approximately $150.0 million and the issuance of common and preferred stock valued at approximately $1.1 billion. The LDDS Adjusted Historical Income Statement assumes that the Prior Mergers and the Dial-Net acquisition occurred at the beginning of the earliest period presented. See "LDDS Adjusted Historical Income Statement" which is set forth elsewhere herein.

    The IDB Adjusted Historical Income Statement for the year ended December 31, 1993 includes the effect of IDB's acquisition in September 1993 of TRT for cash payments of $1.0 million and the issuance of 10.1 million shares of IDB Common Stock valued at approximately $79.0 million. The IDB Adjusted Historical Income Statement assumes that the TRT acquisition occurred at the beginning of the earliest period presented. See "IDB Adjusted Historical Income Statement" which is set forth elsewhere herein.

    After consummation of the Merger, the financial statements of LDDS as of and for the year ended December 31, 1993, will be restated to reflect the combination of the financial position and results of operations of LDDS and IDB. Such financial statements will report revenues of $1.5 billion, net income available to common shareholders of $112.6 million, primary earnings per share of $0.83 and fully diluted earnings per share of $0.81.

                   LDDS ADJUSTED HISTORICAL INCOME STATEMENT

     The following unaudited LDDS Adjusted Historical Income Statement for the year ended December 31, 1993, illustrates the effect of LDDS' acquisition in March 1993 of Dial-Net for cash payments of $31.2 million and the issuance of
2.75 million shares of LDDS Common Stock valued at approximately $42.9 million and the September 15, 1993, three-way merger whereby (i) MCC merged with and into Resurgens and (ii) LDDS-TN merged with and into Resurgens (previously defined as the Prior Mergers) for an aggregate purchase price of $1.2 billion. The LDDS Adjusted Historical Income Statement assumes that the Prior Mergers and the Dial-Net acquisition, all accounted for as purchase transactions, occurred at the beginning of the earliest period presented.

     At the time of the Prior Mergers, the name of Resurgens, the legal survivor, was changed to LDDS Communications, Inc. and the separate corporate existence of LDDS-TN and MCC terminated. For accounting purposes, LDDS-TN is the survivor because the former shareholders of LDDS-TN acquired the majority ownership of LDDS.

     Upon effectiveness of the Prior Mergers, each share of the outstanding Class A Common Stock of LDDS-TN was converted into the right to receive 0.9595 shares of LDDS Common Stock. As a result of the consummation of the Prior Mergers, Metromedia Company ("Metromedia"), the sole stockholder of MCC, received 2,758,620 shares of the LDDS Common Stock, 10,896,785 shares of LDDS Series 1 $2.25 Cumulative Senior Perpetual Convertible Preferred Stock having a liquidation value of $50 per share and a conversion price of $24.9046875 per share (the "Series 1 Preferred Stock"), warrants to purchase 5,000,400 shares of the LDDS Common Stock, and $150.0 million in cash. The common stock of Resurgens was unchanged in the Prior Mergers.

     This LDDS Adjusted Historical Income Statement should be read in conjunction with the historical financial statements of LDDS, MCC and Resurgens which are incorporated by reference herein.

     The LDDS Adjusted Historical Income Statement is presented for comparative purposes only and is not intended to be indicative of actual results had the transactions occurred as of the date indicated above nor does it purport to indicate results which may be attained in the future.

                   LDDS ADJUSTED HISTORICAL INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                       LDDS
                                          LDDS        DIAL-NET       METROMEDIA       RESURGENS      PRO FORMA       ADJUSTED
                                       HISTORICAL   HISTORICAL(1)   HISTORICAL(1)   HISTORICAL(1)   ADJUSTMENTS     HISTORICAL
                                       ----------   -------------   -------------   -------------   -----------     ----------
Revenues.............................  $1,144,714      $18,757         $296,967       $ 115,871      $  (5,591)(2)  $1,570,718
Operating expenses:
  Cost of sales......................     657,837       12,177          183,647          75,822         (5,591)(2)     923,892
  Selling, general and
    administrative...................     208,724        5,037           83,184          22,476             --         319,421
  Depreciation and amortization......      79,921          844           18,253           4,686         20,413 (3)     124,619
                                                                                                           502 (4)
                                       ----------      -------         --------       ---------      ---------      ----------
Operating income.....................     198,232          699           11,883          12,887        (20,915)        202,786
Other income (expense):
  Interest expense...................     (27,032)        (286)          (1,380)         (2,680)        (7,228)(5)     (39,012)
                                                                                                          (406)(6)
  Other..............................       4,295           43            1,570             400             --           6,308
                                       ----------      -------         --------       ---------      ---------      ----------
Income before tax....................     175,495          456           12,073          10,607        (28,549)        170,082
Provision for income taxes...........      71,313           --              200           1,159          4,686 (7)       77,358
                                       ----------      -------         --------       ---------      ---------      ----------
Net income from continuing
  operations.........................     104,182          456           11,873           9,448        (33,235)         92,724
Preferred dividend requirement.......      10,451           --               --              --         17,300 (8)       27,751
                                       ----------      -------         --------       ---------      ---------      ----------
Net income applicable to common
  shareholders.......................  $   93,731      $   456         $ 11,873       $   9,448      $ (50,535)     $   64,973
                                       ==========      =======         ========       =========      =========      ==========
Number of shares issued and
  outstanding:
    Primary..........................     110,325                                                                      116,108
                                       ==========                                                                   ==========
    Fully diluted....................     110,442                                                                      116,374
                                       ==========                                                                   ==========
Earnings per share (9):
    Primary..........................  $     0.85                                                                   $     0.56
                                       ==========                                                                   ==========
    Fully diluted....................  $     0.85                                                                   $     0.56
                                       ==========                                                                   ==========

               NOTES TO LDDS ADJUSTED HISTORICAL INCOME STATEMENT

1. These columns represent the historical results of operations of Dial-Net, MCC and Resurgens, respectively for the period from January 1, 1993 to their respective date of acquisition by LDDS.

2. These adjustments eliminate the revenues and corresponding line costs attributable to the intercompany traffic between MCC and Resurgens.

3. This adjustment represents the amortization expense of the excess of cost over net tangible assets acquired in the Prior Mergers. The excess purchase price over net tangible assets acquired has been recorded based upon an estimate of fair values of assets acquired and liabilities assumed. A final allocation of the purchase price will be determined when appraisals and other studies relating to fixed assets and the utilization of MCC's and Resurgens' net operating loss carryforwards ("NOLs") are completed. The excess cost over net tangible assets acquired is composed primarily of goodwill which is amortized over 40 years using the straight-line method.

4. This adjustment represents the amortization of the excess cost over net tangible assets acquired in the Dial-Net acquisition. The excess cost over net tangible assets acquired is comprised primarily of goodwill and customer base which are amortized over 40 years and 10 years, respectively, using the straight-line method.

5. This adjustment represents the recognition of interest expense on the additional borrowings of LDDS to fund the transaction costs of the Prior Mergers. The interest expense was calculated based on LDDS' incremental borrowing rate of 6.25% at December 31, 1993. A change of 1/8% in the assumed rate would affect interest expense by $145,000 for the year ended December 31, 1993.

6. This adjustment represents the recognition of interest expense on additional borrowings of LDDS to fund the acquisition of Dial-Net. The interest expense was calculated at LDDS' incremental borrowing rate at December 31, 1993 of 6.25% per annum. A change of 1/8% in the assumed rate would affect interest expense by $8,000 for the year ended December 31, 1993.

7. These adjustments represent the tax effect of adjustments due to inclusion of the acquired operations. The tax provisions were provided at a combined federal and state rate of 39% applied to items impacting taxable income. For purposes of the pro forma provision for income taxes for the year ended December 31, 1993, loss carryovers utilized by MCC and Resurgens were eliminated because utilization of such carryovers after the Prior Mergers would have resulted in adjustments to goodwill.

8. This adjustment represents the recognition of dividends on the Series 1 Preferred Stock issued to the MCC shareholder. The Series 1 Preferred Stock provides for dividends at the rate of $24.5 million per year.

9. Pro forma per share data are based on the number of LDDS common and common equivalent shares that would have been outstanding had the acquisitions of Dial-Net, MCC and Resurgens occurred on January 1, 1993.

                    IDB ADJUSTED HISTORICAL INCOME STATEMENT

     The following unaudited IDB Adjusted Historical Income Statement for the year ended December 31, 1993, illustrates the effect of IDB's acquisition in September 1993 of TRT for a cash payment of $1.0 million and the issuance of
10.1 million shares of IDB Common Stock valued at approximately $79.0 million. The acquisition was accounted for as a purchase. The IDB Adjusted Historical Income Statement assumes that the TRT acquisition occurred at January 1, 1993.

     The IDB Adjusted Historical Income Statement should be read in conjunction with the historical financial statements of IDB and TRT which are incorporated by reference herein.

     The IDB Adjusted Historical Income Statement is presented for comparative purposes only and is not intended to be indicative of actual results had the transactions occurred as of the dates indicated above nor does it purport to indicate results which may be attained in the future.

                    IDB ADJUSTED HISTORICAL INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   IDB
                                                  IDB            TRT           PRO FORMA         ADJUSTED
                                               HISTORICAL   HISTORICAL(2)     ADJUSTMENTS       HISTORICAL
                                               ----------   -------------     -----------       ----------
Revenues (1)..................................  $ 339,364     $ 124,977         $(7,000)(3a)     $ 457,341
Operating expenses:
  Cost of sales...............................    233,524       112,730          (9,435)(3b)       336,819
  Selling, general and administrative.........     37,381        15,201          (4,654)(3c)        47,928
  Depreciation and amortization...............     21,938         9,857          (2,500)(3d)        29,295
  Streamlining charge.........................      5,920            --              --              5,920
  Restructuring charge........................         --         8,792          (8,792)(3e)            --
                                                ---------     ---------         -------          ---------
Operating income..............................     40,601       (21,603)         18,381             37,379
Other income (expense):
  Interest expense............................     (6,350)           --              --             (6,350)
  Other.......................................        174          (326)             --               (152)
                                                ---------     ---------         -------          ---------
Income before tax.............................     34,425       (21,929)         18,381             30,877
Provision for income taxes....................     14,286            22          (1,958)(3f)        12,350
                                                ---------     ---------         -------          ---------
Net income from continuing operations.........     20,139       (21,951)         20,339             18,527
Preferred dividend requirement................      1,232            --              --              1,232
                                                ---------     ---------         -------          ---------
Net income applicable to common
  shareholders................................  $  18,907     $ (21,951)        $20,339          $  17,295
                                                =========     =========         =======          =========
Number of shares issued and outstanding:
  Primary.....................................     57,881                                           65,441
                                                =========                                        =========
  Fully diluted...............................     63,652                                           71,212
                                                =========                                        =========
Earnings per share (4):
  Primary.....................................  $    0.33                                        $    0.26
                                                =========                                        =========
  Fully diluted...............................  $    0.32                                        $    0.26
                                                =========                                        =========

               NOTES TO IDB ADJUSTED HISTORICAL INCOME STATEMENT

1. IDB reclassified payments to foreign telephone companies to complete calls made from the United States by the Company's customers. These payments, which previously were classified as direct reductions of transmission services revenue, are now classified as cost of sales. Operating income (loss), net income (loss) available to common shareholders and the balance sheet are not affected. The amount of revenue reported by IDB for the years ended prior to December 31, 1993 do not reflect this reclassification because the amounts subject to reclassification were not material.

2. This column represents the results of operations of TRT for the period from January 1, 1993 to the date of acquisition by IDB. The historical revenues and cost of sales of TRT have been adjusted to reclassify the payments to foreign telephone companies from a direct reduction of revenue to cost of sales.

3. Restructuring cost savings will accrue from the combination, as a direct result of reductions in operating labor force and the elimination of duplicative facilities, including reductions in duplicative management, administrative locations and selling and administrative functions. The pro forma adjustments are based on management estimates of the actual effects of restructuring decisions and are presented as if the restructuring were completed as of January 1, 1993.

   (a).   Total revenues
          Fees to IDB from TRT.......................................................  $(7,000)
                                                                                       =======

   (b).   Cost of sales
          Restructuring cost savings.................................................  $(2,435)
          Fees from TRT to IDB.......................................................   (7,000)
                                                                                       -------
          Total adjustment...........................................................  $(9,435)
                                                                                       =======

   (c).   Selling, general and administrative expenses
          Restructuring cost savings.................................................  $(4,654)
                                                                                       =======

   (d).   Depreciation and amortization
          Decrease in depreciation and amortization principally due to property retained by
          Pacific Telecom, Inc.......................................................  $(2,500)
                                                                                       =======

   (e).   Provision for restructuring
          Loss on sale of text to fax business line..................................  $(1,275)
          Loss on sale of Panama operations..........................................     (487)
          Employee severance costs incurred in contemplation of merger with IDB......   (3,985)
          Curtailment obligation related to post retirement benefits (as a result of a workforce
          reduction of approximately 60% through September 23, 1993, the date
          of acquisition)............................................................   (3,045)
                                                                                       -------
          Total adjustment...........................................................  $(8,792)
                                                                                       =======

   (f).   Provision (benefit) for income taxes
          Income taxes have been adjusted to reflect an estimated combined tax rate of 40%.

4. The pro forma per share data are based on the number of IDB common and common equivalent shares that would have been outstanding had the acquisition of TRT occurred on January 1, 1993.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF THE PRO FORMA COMBINING
                              FINANCIAL STATEMENTS

     The pro forma combining financial statements reflecting the proposed Merger of LDDS and IDB, as well as the proposed WilTel Acquisition, have been presented as required by the rules of the Commission. The required methodology only assumes the financing of the cash portion of the transactions and related transaction costs through additional borrowings and the issuance of additional shares of LDDS Common Stock as a part of the Merger and the WilTel Acquisition, and the corresponding accounting adjustments to eliminate intercompany transactions, and to recognize additional interest requirements, amortization and resulting tax effects. It is the opinion of managements of LDDS, IDB and WilTel that the pro forma combining financial statements are not necessarily indicative of the results to be expected in the post merger/acquisition periods.

     The pro forma combining income statement for the year ended December 31, 1993 reflects combined pro forma loss applicable to common shareholders of $3.4 million, a decrease in earnings of approximately $105.3 million over the sum of the three separate companies' amounts. This decrease is primarily attributable to the additional interest associated with the debt incurred and the amortization of the additional goodwill recognized in connection with the WilTel Acquisition. The pro forma combining income statement for the nine months ended September 30, 1994 also reflects increased interest expense and amortization expense attributable to higher debt and acquisition related goodwill.

     It is believed that the proposed Merger and the WilTel Acquisition would result in a decrease in operating costs to the consolidated organization through realization of the economies of scale resulting from network efficiencies and operational efficiencies. The combination of LDDS, the fourth largest domestic carrier (based on 1993 revenues), with IDB, the fourth largest international carrier (based on 1992 revenues), is expected to enhance LDDS's current position as one of the largest long distance telecommunications companies in the industry, serving customers domestically and internationally. The WilTel Acquisition is expected to create additional efficiencies and growth opportunities for the combined operations of LDDS and IDB. These opportunities include network efficiencies associated with owning the WilTel nationwide fiber optic cable network rather than leasing similar capacity from other providers at a higher cost, and marketing growth opportunities associated with providing more services to customers. In addition, the increased volume of long distance traffic is expected to permit the greater use of lower rate fixed-cost or larger capacity facilities, greater volume discounts on usage sensitive facilities and greater utilization of owned and leased network capacity. However, no assurance can be given that LDDS will be able to successfully integrate the operations of IDB or WilTel or obtain the expected networking and other operating efficiencies.

     The consolidated organization expects to incur approximately $2.6 billion in additional debt in connection with the proposed WilTel Acquisition. LDDS has obtained underwritten commitments for unsecured loan facilities aggregating $3.41 billion to both finance the WilTel Acquisition and to refinance LDDS's existing credit facilities. The commitments would be funded through Facility A, a $2.16 billion, six-year reducing revolving credit facility, and Facility B, a $1.25 billion, two-year term facility. Principal payments under Facility A would commence in varying quarterly amounts on September 30, 1996 with the final installment due on December 31, 2000. Facility B would mature in a single installment on December 31, 1996. Facility A and Facility B would bear interest at the lower of several interest rate options, payable quarterly, similar to those in effect under LDDS's existing credit facilities. The facilities would also be subject to an annual commitment fee not to exceed 0.375% of any unborrowed portion of Facility A and Facility B.

     Borrowings under LDDS's existing and proposed bank credit facilities bear interest at rates that fluctuate with prevailing short-term interest rates. Increases in interest rates on these obligations would have an adverse effect upon LDDS's reported net income and cash flow. In addition, these credit facilities restrict the payment of dividends and otherwise limit LDDS's financial flexibility. See "Information Regarding LDDS -- Recent Developments" for a description of LDDS's proposed credit facilities. Management of LDDS believes that the combined operations of LDDS, IDB and WilTel would generate sufficient cash flow to service LDDS's debt under the proposed bank credit facilities upon consummation of the proposed WilTel Acquisition; however, economic downturns, increased interest rates and other adverse developments, including factors beyond LDDS's control, could impair its ability to service its indebtedness. In addition, the cash flow required to service LDDS's debt would reduce its liquidity, which in turn may reduce its ability to fund internal growth, additional acquisitions and capital improvements.

     LDDS anticipates it would need to refinance Facility B, which would require LDDS to seek other financing alternatives such as public or private debt or equity offerings, or refinancing with the existing or new lenders, although, to the extent available, Facility A may be used to refinance Facility B; no assurance can be given that any such refinancing would be available on terms reasonably acceptable to LDDS. See "Pro Forma Combining Financial Statements."

     LDDS has historically utilized cash flow from operations to finance capital expenditures and a mixture of cash flow, debt and stock to finance acquisitions. LDDS will continue to analyze acquisitions utilizing primarily equity financing until the additional leverage from the proposed WilTel Acquisition is reduced.

     Management believes future capital expenditures will remain relatively stable due to the expected lower combined growth rate of the consolidated company compared to higher individual growth rates of the separate companies. LDDS is in the process of consolidating switch sites and office space nationwide and, accordingly, capital expenses for operational expansion should not be required.

     This discussion of pro forma combining financial statements should be read in conjunction with the historical financial statements and related "Management's Discussion and Analysis of Financial Condition and Results of Operations" of LDDS and IDB and the historical financial statements of the Network Services operations of WilTel included elsewhere or incorporated by reference herein. See "Available Information" and "Incorporation By Reference."

     See "Information Regarding IDB -- Recent Developments" for a description of certain legal proceedings regarding IDB.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

     As a result of the Merger, the stockholders of IDB, whose rights are currently governed by Delaware law, will become shareholders of LDDS, whose rights are governed by Georgia law. The following discussion is intended only to highlight certain differences between the rights of corporate shareholders under Georgia law and Delaware law generally and specifically with respect to shareholders of IDB and LDDS. The discussion does not purport to constitute a detailed comparison of the provisions of Georgia and Delaware law, and IDB stockholders are referred to those laws for a definitive treatment of the subject matter.

     ELECTION OF DIRECTORS. Under Delaware law, directors, unless their terms are staggered, are elected at each annual stockholder meeting. Vacancies on the board of directors may be filled by the stockholders or directors, unless the certificate of incorporation or a bylaw provides otherwise. The certificate of incorporation may authorize the election of certain directors by one or more classes or series of shares, and the certificate of incorporation, an initial bylaw or a bylaw adopted by a vote of the stockholders may provide for staggered terms for the directors. The certificate of incorporation or the bylaws also may allow the stockholders or the board of directors to fix or change the number of directors, but a corporation must have at lease one director. IDB's Board of Directors, which presently consists of six members, has not been established with staggered terms for directors. Subject to certain restrictions, nominations to the IDB Board of Directors may be made by either the Board or stockholders, if delivered to IDB not less than fourteen nor more than sixty days prior to any stockholders meeting called for the election of directors. Under Delaware law, stockholders do not have cumulative voting rights unless the certificate of incorporation so provides. The Restated Certificate of Incorporation of IDB (the "IDB Charter") does not provide for cumulative voting.

     The former stockholders of IDB will have rights under Georgia law in the election of directors similar to those provided by Delaware law. Directors, unless their terms are staggered, are elected at each annual shareholder meeting under Georgia law, and vacancies on the board of directors may be filled by the shareholders or directors, unless the articles of incorporation or a bylaw approved by the shareholders provides otherwise. The articles of incorporation may authorize the election of certain directors by one or more classes or series of shares. The articles of incorporation or the bylaws also may allow the shareholders or the board of directors to fix or change the number of directors. LDDS's Amended and Restated Articles of Incorporation (the "LDDS Charter") fix the number of members of the Board of Directors at ten (subject to certain increases in certain instances), three of which directors are elected by the holders of a majority of the Series 1 Preferred Stock and seven of which (the "Other Directors") are elected by the holders of LDDS Common Stock and the holders of the Series 2 Preferred Stock, voting as a single class. In the event the holders of the Series 1 Preferred Stock own, on a fully diluted basis, less than 2.5% of all outstanding LDDS Common Stock, also calculated on a fully diluted basis, such holders will have the right to vote with the holders of LDDS Common Stock and the Series 2 Preferred Stock in the election of the Other Directors. Subject to certain restrictions, nominations to the LDDS Board of Directors may be made by either the Board or shareholders, if delivered to LDDS not later than ninety days prior to the anniversary date of the immediately preceding annual meeting of LDDS shareholders. Under Georgia law, shareholders do not have cumulative voting rights for the election of directors unless the articles of incorporation so provide. The LDDS Charter does not provide for cumulative voting.

     REMOVAL OF DIRECTORS. Under Delaware law, directors of a corporation may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election. The IDB Charter provides, however, that directors may only be removed for cause and only by the affirmative vote of at least 75% of the voting power of all outstanding shares of IDB's voting stock, provided that if a majority of the Continuing Directors (see "-- Business Combination Restrictions") approves the removal of a director for cause, the only stockholder vote required would be that of a majority of IDB's voting stock.

     Georgia law provides that, unless director terms are staggered, directors may be removed with or without cause by a majority of the votes entitled to be cast, unless the articles of incorporation or a bylaw adopted by the shareholders provides that directors may be removed only for cause, provided, however, that if a director is elected by a particular voting group of shareholders, that director may only be removed by the vote of that voting group. Thus, the affirmative vote of a majority of the holders of the Series 1 Preferred Stock would be required to remove any of the three directors elected by that class of shareholders, and the affirmative vote of a majority of the votes cast by the holders of the LDDS Common Stock and the Series 2 Preferred, voting as a group, would be required to remove any of the other directors. As stated above with respect to the election of directors, in the event the holders of the Series 1 Preferred Stock own, on a fully diluted basis, less than 2.5% of all outstanding LDDS Common Stock, also calculated on a fully diluted basis, such holders will be entitled to vote with the holders of LDDS Common Stock and the Series 2 Preferred Stock, voting as a group, on the removal of any of the Other Directors.

     AMENDMENTS TO CHARTER. Under Delaware law, unless a higher vote is required in the certificate of incorporation, an amendment to the certificate of incorporation of a corporation may be approved by a majority of the outstanding shares entitled to vote upon the proposed amendment. The IDB Charter requires the affirmative vote of 75% of the outstanding shares with respect to certain amendments, including certain provisions related to the issuance and terms of preferred stock, the power of the directors and the stockholders to amend the Bylaws of IDB, limitations on director liability, composition of the board of directors, stockholder action and special meetings, business combination restrictions and stockholder appraisal rights.

     Georgia law provides that, unless a corporation's articles of incorporation provide otherwise, directors may only make certain relatively technical amendments to a corporation's articles of incorporation. Otherwise, only the affirmative vote of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment, may amend a Georgia corporation's articles of incorporation; provided, however, that the LDDS Charter provides that no amendment may be made to the LDDS Charter that would adversely affect certain rights, preferences and relative priority of the holders of LDDS Preferred Stock unless such amendment is approved by the affirmative vote of at least 66 2/3% of the outstanding shares of the affected class of Preferred Stock.

     AMENDMENTS TO BYLAWS. Delaware law provides that a corporation's bylaws may be amended by that corporation's stockholders, or, if so provided in the corporation's certificate of incorporation, the power to amend the corporation's bylaws may also be conferred on the corporation's directors. The IDB Charter provides that IDB's directors may amend IDB's Bylaws. In addition, IDB's stockholders may amend IDB's Bylaws by the affirmative vote of 75% of all outstanding voting stock, unless the amendment to the Bylaws is proposed by an Interested Stockholder (see "-- Business Combination Restrictions"), in which case the amendment must be approved either (a) by the affirmative vote of a majority of all outstanding voting stock, excluding voting stock held by the Interested Stockholder (and its affiliates or associates), or
(b) if approved by a majority of the Continuing Directors (see "-- Business Combination Restrictions"), by the affirmative vote of a majority of all outstanding voting stock.

     Georgia law provides that, unless a corporation's articles of incorporation, applicable law or a particular bylaw approved by the corporation's shareholders provides otherwise, either the corporation's directors or its shareholders may amend that corporation's bylaws. The LDDS Bylaws do not permit the directors of LDDS to amend the Bylaws to increase the number of directors if certain events have occurred that permit the holders of the Series 1 Preferred Stock to elect one or more directors.

     SPECIAL MEETINGS OF SHAREHOLDERS. Delaware law provides that special meetings of the stockholders of a corporation may be called by the corporation's board of directors or by such other persons as may be authorized in the corporation's certificate of incorporation or bylaws. IDB's Charter provides that special meetings of IDB's stockholders may only be called by the Board of Directors of IDB, the Chairman of the Board or the President.

     Georgia law provides that special meetings of shareholders of a corporation may be called by the corporation's board of directors, by the holders of such percentage of the corporation's voting stock as is designated in the corporation's articles of incorporation or bylaws, or by such other persons as may be authorized in the corporation's articles of incorporation or bylaws. LDDS's Bylaws provide that a special meeting may be called by the Board of Directors of LDDS, the President of LDDS or the holders of not less than 40% of all the votes entitled to be cast on the issue proposed to be considered at the proposed special meeting.

     VOTE ON EXTRAORDINARY CORPORATE TRANSACTIONS. Delaware law provides that, unless otherwise specified in a corporation's certificate of incorporation or unless the provisions of Delaware law relating to "business combinations" discussed below are applicable, a sale or other disposition of all or substantially all of the corporation's assets or a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of the Board of Directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote thereon. Except as provided with respect to the "business combination" provisions of the IDB Charter, the foregoing provisions apply to IDB and its stockholders.

     Georgia law is similar to Delaware law in that, except as described below with respect to "business combinations," a sale or other disposition of all or substantially all of the corporation's assets or a merger of the corporation with and into another corporation or a share exchange involving one or more classes or series of the corporation's shares or a dissolution of the corporation requires the affirmative vote of the Board of Directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of a majority of all shares of stock entitled to vote thereon. The LDDS Charter does not alter this provision of Georgia law, except that the affirmative vote of 66 2/3% of the Series 2 Preferred Stock is required, with certain exceptions, to authorize the voluntary liquidation, dissolution, winding up, recapitalization or reorganization of LDDS or the consolidation or merger of LDDS with and into another corporation or the sale or distribution to another person of all or substantially all of the assets of LDDS.

     DIVIDENDS. Subject to any restrictions contained in a corporation's certificate of incorporation, Delaware law generally provides that a corporation may declare and pay dividends out of a surplus (defined as the excess, if any, of net assets over capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be paid out of net profits if the capital of the corporation is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The IDB Charter contains no additional restrictions on the declaration or payment of dividends. None of IDB's existing debt agreements restrict its ability to pay dividends on IDB Common Stock.

     Georgia law provides that, subject to any restrictions contained in a corporation's articles of incorporation, the directors of a corporation may authorize the payment of dividends to that corporation's shareholders, provided that no such dividend may be paid if, after giving effect to such payment, (a) the corporation would be unable to pay its debts as they come due in the ordinary course of business or (b) the corporation's total assets would be less than the sum of its total liabilities plus any preferential liquidation amounts payable to shareholders whose preferential rights on dissolution are superior to those of the shareholders receiving the dividend. Other than the preferential rights of the holders of LDDS Preferred Stock with respect to dividends (see
"-- Effect of Outstanding Preferred Stock" below), the LDDS Charter contains no additional restrictions on the declaration or payment of dividends; however, LDDS's existing and proposed credit facilities prohibit the payment of cash dividends on LDDS Common Stock without the prior consent of the lenders.

     EFFECT OF OUTSTANDING PREFERRED STOCK. By becoming holders of LDDS Common Stock, the former holders of IDB Common Stock will become subject to the rights and preferences of the holders of LDDS Preferred Stock. In addition to the special rights and preferences described above, such rights and preferences include preferential, cumulative dividends, preferential payments upon dissolution or liquidation of LDDS, the right to expand the LDDS Board of Directors and elect additional LDDS directors in the event certain Preferred Stock dividend payments are not made and in other specified events, the right to convert shares of Preferred Stock into shares of Common Stock, and, with respect to the Series 2 Preferred Stock, the right to have such Preferred Stock redeemed in the event of a Change in Control (as defined in the LDDS Charter). See the description of LDDS Preferred Stock contained under the captions "Proposals No. 1 and 2 -- The Proposed Mergers -- Description of the Series 1 Preferred Stock," "-- Description of the Series 2 Preferred Stock," "Information Regarding Resurgens -- Description of Resurgens Capital Stock" and "-- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement" in the 1993 Joint Proxy Statement/Prospectus, which are hereby incorporated herein by reference.

     APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS. Under Delaware law, a stockholder of a Delaware corporation is generally entitled to demand appraisal of and obtain payment of the fair value of his or her shares in the event of any plan of merger or consolidation to which the corporation, the shares of which he holds, is a party. However, this right to demand appraisal does not apply to stockholders if: (1) they are stockholders of a surviving corporation and if a vote of the stockholders of such corporation is not necessary to authorize the merger or consolidation; (2) the shares held by the stockholders are of a class or series registered on the New York Stock Exchange or the American Stock Exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 stockholders on the date set to determine the stockholders entitled to vote on the merger or consolidation. Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock of a Delaware corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for their stock anything except: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be listed on the New York Stock Exchange or the American Stock Exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporations described in (i) and (ii); or (iv) any combination of the shares of stock and cash in lieu of fractional shares described in (i), (ii) and (iii).

     A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or a sale of all or substantially all of the assets of the corporation.

     IDB stockholders are not entitled to appraisal rights in connection with the Merger, because: (i) shares of IDB Common Stock were, at the record date fixed to determine the stockholders entitled to receive notice of

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and to vote at the Special Meeting, designated as a Nasdaq National Market security; (ii) IDB stockholders will not be required to accept anything in exchange for their IDB Shares other than LDDS Shares (i.e., shares of stock of a corporation designated as a Nasdaq National Market security) and cash in lieu of fractional shares of such stock; and (iii) the IDB Charter does not otherwise provide IDB stockholders with dissenters' or appraisal rights applicable to the Merger. See "Dissenter's Rights."

     Georgia law provides shareholders with dissenters' rights of appraisal similar to Delaware law. If shareholders are permitted to dissent and dissent from mergers, share exchanges, sales or exchanges of all or substantially all of the corporation's assets, or an amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares, such shareholders are entitled to have their shares appraised. However, unless the corporation's articles of incorporation otherwise provide, dissenters' rights are not available: (i) to holders of shares of any class of shares not entitled to vote on the merger, share exchange or sale or exchange of all or substantially all of a corporation's assets; (ii) in a sale or exchange of all or substantially all of the property of the corporation pursuant to court order;
(iii) in a sale for cash, where all or substantially all of the net proceeds will be distributed to the shareholders within one year; or (iv) to holders of shares which at the record date were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless: (a) in the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or a publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or (b) the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. LDDS shareholders are not entitled to dissenters' or appraisal rights in connection with the Merger. See "Dissenter's Rights."

     INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND
OFFICERS. Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not limit the liability of a director for: (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the Delaware General Corporation Law for unlawful payment of dividends or stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. The IDB Charter limits the personal liability of IDB's directors for monetary damages to the fullest extent permissible under applicable law.

     Under Delaware law, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding (other than an action by or in the right of the corporation) because he is or was an officer, director, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that there may be no such indemnification if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled thereto. A corporation must indemnify a director, officer, employee or agent against expenses actually and reasonably incurred by him who successfully defends himself in a proceeding to which he was a party because he was a director, officer, employee or agent of the corporation. Expenses incurred by an officer or director (or other employees or agents as deemed appropriate by the Board of Directors) in defending a civil or criminal proceeding may be paid by the corporation in advance of the final

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

disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. The Delaware law indemnification and expense advancement provisions are not exclusive of any other rights which may be granted by the bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The IDB Bylaws provide for the indemnification of and the advancement of defense costs to IDB's directors, officers, employees and agents to the extent not prohibited by Delaware law. In addition, IDB has entered into indemnification agreements with each of its directors and executive officers to provide for indemnification, provided the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful; and provided further, indemnification is not required with respect to conduct that was knowingly fraudulent or dishonest, as determined in a final judgment. In addition, the agreements require the advancement of expenses (including attorneys' fees), subject to an undertaking to repay such amount if ultimately determined not to be entitled to indemnification. Under the Merger Agreement, LDDS has agreed to provide indemnification to IDB's officers and directors in certain circumstances. See "Plan of Merger -- Interests of Certain Persons in the Merger -- Indemnification."

     Georgia law permits corporations to adopt a provision in their articles of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the director's duty of care or other duties as directors. Georgia law does not permit the elimination or limitation of monetary liability in the event of (i) misappropriation of corporate business opportunities; (ii) intentional misconduct or knowing violation of the law; (iii) unlawful distributions; or
(iv) improper personal benefit. The LDDS Charter limits the personal liability of directors for monetary damages to the fullest extent permissible under applicable law.

     Unless otherwise provided by the articles of incorporation, or a bylaw, contract or resolution approved by a majority of the shareholders, Georgia law permits a corporation to indemnify a person made a party to a proceeding as a result of his status as a director if such person believed, in good faith, that his actions were in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, such director had no reasonable grounds to believe his actions were unlawful. The determination of whether the director has met the requisite standard of conduct for indemnification may be made by (i) a majority vote of a quorum consisting of directors not at that time parties to the suit; (ii) a duly designated committee of directors; (iii) duly selected special legal counsel; or (iv) by the shareholders, excluding shares owned by or voted under the control of directors who are at that time parties to the suit. A director may not be indemnified for liability incurred in a suit by or in the right of the corporation in which he was adjudged liable to the corporation or if such director was adjudged liable for improperly receiving a personal benefit. Under Georgia law, officers of a corporation have similar statutory rights of indemnification as directors, unless the articles of incorporation provide otherwise. A corporation's authority to indemnify officers, unlike directors, is restricted only by public policy. A person who is both an officer and a director is treated, for indemnification purposes, as a director. The LDDS Charter and Bylaws authorize indemnification of its officers and directors to the full extent permitted by Georgia law.

     PREEMPTIVE RIGHTS. Neither Delaware nor Georgia law provides for preemptive rights to acquire a corporation's unissued stock. However, such right may be expressly granted to the shareholders in a corporation's certificate or articles of incorporation. Neither the IDB Charter nor the LDDS Charter provides for preemptive rights.

     SPECIAL REDEMPTION PROVISIONS. The LDDS Charter contains provisions permitting LDDS to redeem shares of its capital stock from certain foreign shareholders in order to enable it to continue to hold certain common carrier radio licenses. These provisions are intended to cause LDDS to remain in compliance with the Communications Act and the regulations of the FCC promulgated thereunder.

     Under these provisions, at such time as the percentage of capital stock owned by foreign shareholders or certain affiliates thereof exceeds 20%, LDDS has the right to redeem the "excess shares" held by such persons at the fair market value thereof. Following any determination that such excess shares exist, such excess shares shall not be deemed outstanding for purposes of determining the vote required on any matter brought to the

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

attention of the shareholders of LDDS and such excess shares shall have no right to receive any dividends or other distributions, including distributions in liquidation. If such shares are traded on a national securities exchange or in the over-the-counter market, such fair market value is the average closing price for the 45 trading days immediately preceding the date of redemption. If such shares are not so traded, such fair market value shall be established by the Board of Directors of LDDS. In the event there is a foreign shareholder who acquired shares within 120 days of the date of redemption, however, the redemption price shall not exceed the price per share paid by such shareholder. At least 30 days' notice of redemption must be given, and the redemption price may be paid in cash, securities or any combination thereof. LDDS may require confirmation of citizenship from any record or beneficial owner of shares of its capital stock, and from any transferee thereof, as a condition to the registration or transfer of those shares.

     Because IDB does not hold any FCC common carrier transmission licenses, IDB's Charter does not contain comparable provisions. See "Plan of Merger -- Interests of Certain Persons in the Merger -- Acquisition of SCI."

     BUSINESS COMBINATION RESTRICTIONS. In general, Delaware law prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock, with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23, 1987) from engaging in a "Business Combination" with a Delaware corporation for three years following the date such person became an Interested Stockholder. The term "Business Combination" includes mergers or consolidations with an Interested Stockholder and certain other transactions with an Interested Stockholder, including, without limitation: (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the Interested Stockholder of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of stock of the corporation or such subsidiary to the Interested Stockholder, except pursuant to a transaction which, in general, effects a pro rata distribution to all stockholders of the corporation; (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or series, or securities convertible into shares of the corporation or any subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused by the Interested Stockholder); or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation or certain subsidiaries.

     The three-year moratorium may be avoided if: (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested Stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and by employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which such person became an Interested Stockholder, the Business Combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders (not by written consent) by the affirmative vote of the stockholders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     The Business Combination restrictions described above do not apply if, among other things: (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the statute; (ii) the holders of a majority of the voting stock of the corporation approve an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by the statute (effective twelve (12) months after the amendment's adoption), which amendment shall not be applicable to any business

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combination with a person who was an Interested Stockholder at or prior to the time of the amendment; or (iii) the corporation does not have a class of voting stock that is (a) listed on a national securities exchange, (b) authorized for quotation on Nasdaq or a similar quotation system; or (c) held of record by more than 2,000 stockholders. The statute also does not apply to certain Business Combinations with an Interested Stockholder when such combination is proposed after the public announcement of, and before the consummation or abandonment of, a merger or consolidation, a sale of 50% or more of the aggregate market value of the assets of the corporation on a consolidated basis or the aggregate market value of all outstanding shares of the corporation, or a tender offer for 50% or more of the outstanding voting shares of the corporation, if the triggering transaction is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with Board of Director approval, and if the transaction is approved or not opposed by a majority of the current directors who were also directors prior to any person becoming an Interested Stockholder during the previous three years.

     IDB's Charter provides that certain business combinations involving IDB and a person owning 5% or more of the outstanding voting stock of IDB (an "IDB Interested Stockholder") may be effected only if approved by the holders of not less than 75% of the voting power of all outstanding shares of IDB's voting stock, voting as a single class, provided that such 75% includes a majority of the voting stock held by persons other than IDB Interested Stockholders who are parties to a proposed business combination. Such an affirmative vote is not required, however, for any business combination in which either (i) a majority of the Continuing Directors (as hereinafter defined) have approved such business combination and such business combination has been approved by the affirmative vote of IDB's stockholders required by law, if any, or (ii) the business combination has been approved by the affirmative vote of the holders of a majority of the voting power of IDB's outstanding voting stock, voting as a single class, and the amount and form of consideration received by IDB's stockholders in such business combination equals or exceeds certain minimum criteria set forth in IDB's Charter. A member of IDB's Board of Directors is considered a Continuing Director if (a) such director was originally elected to the Board of Directors on the incorporation of IDB, (b) such Director is not an IDB Interested Stockholder (or an affiliate or associate of an IDB Interested Stockholder) and was a member of the Board of Directors prior to the time that an IDB Interested Stockholder became an IDB Interested Stockholder or (c) such Director is elected or nominated to join the Board of Directors by a majority of the Continuing Directors, unless a majority of the Continuing Directors determine to designate such person as not a Continuing Director. All of IDB's current directors are Continuing Directors, as defined in IDB's Charter.

     For a description of certain other aspects of IDB's Charter that may have "anti-takeover" effects, see "Risk Factors -- Factors Concerning
IDB -- Anti-Takeover Provisions."

     Under Georgia law, Georgia corporations may adopt a provision in their bylaws requiring that "Business Combinations" be approved by a special vote of the board of directors and/or the shareholders unless certain fair pricing criteria are met. Georgia corporations may also adopt a provision in their articles of incorporation or bylaws which requires that "Business Combinations" with "Interested Shareholders" be approved by a super majority vote. These provisions, neither of which has been adopted by LDDS, are described below. Also described below is the business combination restriction contained in the LDDS Charter.

     Georgia's "fair price" statute authorizes a corporation to adopt a bylaw provision which requires special approval by the board of directors and/or shareholders for "Business Combinations" unless certain "fair price" criteria are met. Generally, for purposes of this statute, "Business Combination" is defined to include mergers, sales of assets out of the ordinary course of business, liquidations, and certain issuances of securities involving the corporation and any "Interested Shareholder." For purposes of this statute, an "Interested Shareholder" is defined as a person or entity that is the beneficial owner of 10% or more of the outstanding shares of the corporation's voting stock, or a person or entity that is an affiliate of the corporation and, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the then outstanding shares of the corporation's voting stock. A Business Combination with an Interested Shareholder must meet one of three criteria: (i) the transaction must be unanimously approved by the "Continuing Directors" (directors who served as directors immediately prior to the date the Interested Shareholder first became an Interested Shareholder and who are not affiliates or associates of the Interested Shareholder),

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provided that the Continuing Directors constitute at least three members of the board of directors at the time of such approval; (ii) the transaction must be recommended by at least two-thirds of the Continuing Directors and approved by a majority of the votes entitled to be cast by holders of voting shares, excluding shares held by the Interested Shareholder; or (iii) the terms of the transaction must meet fair pricing criteria and certain other tests intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless of when they sell to the acquiring party.

     Georgia's "business combination" statute authorizes a corporation to adopt a bylaw provision which prohibits "Business Combinations" with "Interested Shareholders" occurring within five years of the date a person first becomes an Interested Shareholder, unless special approval of the transaction is obtained. For purposes of this statute, "Business Combination" is defined to include mergers, sales of 10% or more of the corporation's net assets, and certain issuances of securities involving the corporation and any "Interested Shareholder." "Interested Shareholder" has the same definition as under the Georgia "fair price" statute. Any Business Combination with an Interested Shareholder within five years of the date such person first became an Interested Shareholder requires approval in one of three ways: (i) prior to becoming an Interested Shareholder, the corporation's board of directors must have approved the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; (ii) the Interested Shareholder acquires at least 90% of the outstanding voting stock of the corporation (other than shares owned by officers, directors and their affiliates and associates) in the same transaction in which such person becomes an Interested Shareholder; or (iii) subsequent to becoming an Interested Shareholder, such person acquires additional shares resulting in ownership of at least 90% of the outstanding shares (other than shares owned by officers, directors and their affiliates and associates), and obtains the approval of the Business Combination by the holders of a majority of the remaining shares.

     LDDS's Charter contains a provision that requires the approval by the holders of at least 70% of the voting power of the outstanding shares of any class of stock of LDDS entitled to vote generally in the election of directors as a condition for Business Transactions (defined below) involving LDDS and a Related Person (defined below) or in which a Related Person has an interest, unless (a) the Business Transaction is approved by at least a majority of LDDS's Continuing Directors (defined below) then serving on the Board of Directors, but if the votes of such Continuing Directors would have been insufficient to constitute an act of the Board of Directors, then such transaction must have been approved by the unanimous vote of such Continuing Directors so long as there were at least three such Continuing Directors serving on the Board of Directors at the time of such unanimous vote, provided that no such Continuing Director is a Related Person who has an interest in the Business Transaction (other than a proportionate interest as a shareholder of LDDS), or (b) certain minimum price and procedural requirements are met. A "Business Transaction" is defined to mean: (i) any merger, share exchange or consolidation involving LDDS or any of its subsidiaries; (ii) any sale, lease, exchange, transfer or other disposition by LDDS or any of its subsidiaries of more than 20% of its assets;
(iii) any sale, lease, exchange, transfer or disposition of more than 20% of the assets of an entity to LDDS or a subsidiary of LDDS; (iv) the issuance, sale, exchange, transfer or other disposition by LDDS or a subsidiary of LDDS of any securities of LDDS or any subsidiary in exchange for cash, securities or other properties having an aggregate fair market value of $15.0 million or more; (v) any merger, share exchange or consolidation between LDDS and any subsidiary of LDDS in which LDDS is not the survivor and the charter of the surviving corporation does not contain provisions similar to this provision; (vi) any recapitalization or reorganization of LDDS or reclassification of its securities which would have the effect of increasing the voting power of a Related Person;
(vii) any liquidation, spin off, split off, split up or dissolution of LDDS; and
(viii) any agreement, contract or other arrangement providing for any of the Business Transactions defined or having a similar purpose or effect. A "Related Person" is defined to mean a beneficial owner which, together with its Affiliates and Associates (defined below), beneficially own 10% or more of LDDS's outstanding voting stock or who had such level of beneficial ownership:
(a) at the time of entering into the definitive agreement providing for the Business Transaction; (b) at the time of adoption by the Board of Directors of a resolution approving such transaction; or (c) as of the record date for the determination of shareholders entitled to vote on or consent to the Business Transaction. A "Continuing Director" is a director of LDDS who either was a member of the Board of Directors on September 15, 1993, or who became a director of LDDS subsequent to such date and whose election, or nomination for election by the shareholders, was approved by at least a

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

majority of the Continuing Directors then on the Board of Directors. If the votes of such Continuing Directors would have been insufficient to constitute an act of the Board of Directors, then such election or nomination must have been approved by the unanimous vote of the Continuing Directors so long as there were at least three such Continuing Directors on the Board of Directors at the time of such unanimous vote. An "Affiliate" is defined to mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person. An "Associate" is defined to mean: (a) any corporation, partnership or other organization of which such specified person is an officer or partner; (b) any trust or other estate in which such specified person has a substantial beneficial interest or as to which such specified person serves as trustee or in a similar fiduciary capacity; (c) any relative or spouse of such specified person, or any relative of such spouse, who has the same home as such specified person or who is a director or officer of LDDS or any of its subsidiaries; and
(d) any person who is a director, officer or partner of such specified person or of any corporation (other than LDDS or any wholly owned subsidiary of LDDS), partnership or other entity which is an Affiliate of such specified person.

     For a discussion of certain other aspects of LDDS's Charter that may have "anti-takeover" effects, see "Risk Factors -- Factors Concerning
LDDS -- Anti-Takeover Provisions."

               ITEM 2.  APPROVAL OF THE LDDS COMMUNICATIONS, INC.
                      1995 SPECIAL PERFORMANCE BONUS PLAN

     Under recent amendments to the Internal Revenue Code of 1986, as amended (the "Code"), adding Section 162(m) to the Code and the proposed rules and regulations issued thereunder ("Section 162(m)"), LDDS, for federal income tax purposes, generally may not deduct certain employee compensation that would otherwise be deductible to the extent that such compensation exceeds $1,000,000 for any such individual in any fiscal year. However, compensation that is "performance-based" (as defined in Section 162(m)) is not subject to the deductibility limitations.

     In 1994, the Compensation and Stock Option Committee of LDDS's Board of Directors determined to develop a special performance bonus plan for the Chief Executive Officer with respect to fiscal year 1995. Accordingly, the Committee has approved the adoption of the 1995 Special Performance Bonus Plan (the "1995 Plan") for the Chief Executive Officer of LDDS, and has recommended that the 1995 Plan be submitted to the shareholders for adoption. The 1995 Plan is designed to qualify as a "performance-based" compensation plan for purposes of
Section 162(m) and would be in addition to any other bonus payable to the Chief Executive Officer.

     The cash bonus under the 1995 Plan is predicated on the achievement by LDDS of one or more quantitative performance goals. Subject to attainment of the specified performance goal(s) and the limitation with respect to the maximum bonus payable under the 1995 Plan, any actual cash award under the 1995 Plan will be made based on the Committee's subjective assessment of the contributions of the Chief Executive Officer. The Committee believes the 1995 Plan will enable LDDS to continue to motivate, reward and retain the Chief Executive Officer to promote the financial performance and growth of LDDS, without limiting LDDS's ability to deduct compensation awarded under the 1995 Plan for federal income tax purposes.

     A copy of the 1995 Plan is attached as Appendix E to this Joint Proxy Statement/Prospectus. Following is a description of the material features of the 1995 Plan, which is qualified in its entirety by reference to Appendix E.

     ADMINISTRATION; ELIGIBILITY. The 1995 Plan will be administered by the Compensation and Stock Option Committee, such other committee as the Board of Directors may designate, or a subcommittee of any such committee as may be designated by such committee (the "Plan Committee"). Pursuant to the requirements of Section 162(m), the Plan Committee must consist of at least two directors and all members must be "outside directors" (as defined in Section 162(m)). The decisions of the Plan Committee are subject to the approval of the Board of Directors. The Compensation and Stock Option Committee, currently comprised of Stiles A. Kellett, Jr. (Chairman), Danny M. Dunnaway and Silvia Kessel, will administer the 1995 Plan. The Chief Executive Officer is the only employee eligible to participate in the 1995 Plan (the "Participant").

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

     DETERMINATION OF BONUS. The award of a bonus under the 1995 Plan with respect to fiscal year 1995 is conditioned on the achievement by LDDS of one or more specific performance goals. Under the 1995 Plan, the Plan Committee is authorized to establish one or more particular performance goals and the maximum bonus, which is not to exceed $1,000,000. The Plan Committee will convene as and when appropriate to determine whether the performance target has been satisfied as derived from LDDS's regularly prepared financial statements. Any bonus awarded under the 1995 Plan is payable in cash. The Committee believes that the award of a bonus based on the performance criteria provided in the 1995 Plan will further LDDS's philosophy that executive compensation be aligned with the financial interests of LDDS's shareholders.

     Subject to the attainment of the performance goal established by the Plan Committee, the Plan Committee has discretion to determine the specific amount of any award made under the 1995 Plan for the Participant, up to the maximum bonus established for the Participant.

     The Plan Committee has established a specific performance goal with respect to 1995 based on the attainment by LDDS of specified minimum gross revenues in any month. The performance goal is likely to be met if the WilTel Acquisition is consummated. In addition, the Plan Committee has established $1,000,000 as the maximum bonus for the Chief Executive Officer under the 1995 Plan. If such performance goal is not met, the Chief Executive Officer would not be entitled to a bonus under the 1995 Plan. Any bonus under the Annual Performance Bonus Plan is independent of the 1995 Plan.

     AMENDMENT. The Plan Committee may terminate or amend the 1995 Plan, from time to time, with or without notice. Section 162(m) requires shareholder approval of certain material amendments to the 1995 Plan, such as a change in the maximum amount of a participant's bonus, the method of determining the maximum amount of a participant's bonus and a change in the class of persons eligible to participate in the 1995 Plan.

                                   * * * * *

     The Committee believes that the 1995 Plan establishes appropriate objective guidelines for establishing incentive compensation for LDDS's Chief Executive Officer, which qualifies as "performance-based" compensation within the purview of Section 162(m). The Committee will continue to consider qualitative or other factors not included in the 1995 Plan in making executive compensation decisions, including base salary and annual and long-term incentive award determinations.

     The affirmative vote of a number of shares of LDDS Common Stock and Series 1 Preferred Stock and Series 2 Preferred Stock on an as-if-converted basis, voting as a single class, represented in person or by proxy at a meeting where a quorum is present, in excess of the number of shares voting against the 1995 Plan is required to adopt the 1995 Plan. A majority of the votes entitled to be cast in the election constitutes a quorum. Shares voted to "abstain" will be considered to be present for purposes of establishing a quorum but will have no effect on the proposal. Shares as to which a broker indicates it lacks authority to vote on Item 2 and which are not voted will be considered not present for purposes of determining the existence of a quorum and the requisite majority vote.

     The Board of Directors recommends a vote "FOR" adoption of the 1995 Plan.

                                 LEGAL MATTERS

     Bryan Cave, St. Louis, Missouri, has rendered its opinion that the shares of LDDS Common Stock to be issued in the Merger have been duly authorized and, if and when issued pursuant to the terms of the Merger Agreement, will be validly issued, fully paid and nonassessable.

     O'Melveny & Myers has rendered the opinion referred to under "Plan of Merger -- Certain Federal Income Tax Consequences."

                                    EXPERTS

     The consolidated financial statements and schedules of LDDS as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in LDDS's Transition Report on Form 10-K for the period June 30, 1993, to December 31, 1993, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing and giving said reports.

     The consolidated financial statements of Resurgens at June 30, 1993, and for the year then ended have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included in LDDS's Amendment No. 1 on Form 8-K/A to its Current Report on Form 8-K dated September 15, 1993, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing and giving said reports.

     The consolidated financial statements and related schedules of Resurgens at June 30, 1992, and for each of the two fiscal years in the period ended June 30, 1992, included or incorporated by reference in LDDS's Amendment No. 1 on Form 8-K/A to its Current Report on Form 8-K dated September 15, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and related schedules of MCC as of December 31, 1992 and 1991, and for each of the three fiscal years in the period ended December 31, 1992, incorporated by reference herein and included in LDDS's Transition Report on Form 10-K for the period from December 31, 1992, to June 30, 1993, have been incorporated by reference herein, in reliance upon reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon authority of said firm as experts in accounting and auditing.

     The combined financial statements of WilTel Network Services, as of June 30, 1994 and for the six months then ended and as of December 31, 1993 and 1992 and for the two years ended December 31, 1993, appearing or incorporated by reference in this Joint Proxy Statement/Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon, also appearing or incorporated by reference elsewhere herein and in the Registration Statement. Such combined financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of WilTel Network Services for the year ended December 31, 1991, incorporated into this Joint Proxy Statement/Prospectus by reference to LDDS's Current Report on Form 8-K dated August 22, 1994 (filed September 8, 1994) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference.

     The financial statements of IDB Communications Group, Inc. and its consolidated subsidiaries (except for the balance sheet of World Communications, Inc. as of December 31, 1992) as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 and the related financial statement schedules, incorporated in this Joint Proxy Statement/Prospectus by reference to IDB's Annual Report on Form 10-K for the year ended December 31, 1993, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference.

     The balance sheet as of December 31, 1992 of World Communications, Inc. (a consolidated subsidiary of IDB as of December 31, 1992), incorporated in this Joint Proxy Statement/Prospectus by reference to the IDB 1993 10-K, has been audited by BDO Seidman, independent auditors, as stated in their report, which is incorporated by reference herein.

     The consolidated financial statements of TRT Communications, Inc., incorporated in this Joint Proxy Statement/Prospectus by reference to IDB's Current Report on Form 8-K dated April 27, 1993 filed with the Commission on April 29, 1993, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference.

     Such financial statements of IDB Communications Group, Inc., World Communications, Inc. and TRT Communications, Inc. are incorporated by reference herein in reliance upon the respective reports of such independent auditors given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

LDDS Communications, Inc.(1)
  Reports of Independent Public Accountants
  Consolidated Balance Sheets as of December 31, 1993 and 1992
  Consolidated Statements of Operations for the Three Years Ended December 31, 1993
  Consolidated Statements of Shareholders' Investment for the Three Years Ended
     December 31, 1993
  Consolidated Statements of Cash Flows for the Three Years Ended December 31, 1993
  Notes to Consolidated Financial Statements
  Financial Statement Schedules
  Unaudited Interim Financial Statements
IDB Communications Group, Inc.(2)
  Reports of Independent Public Accountants
  Consolidated Balance Sheets as of December 31, 1993 and 1992
  Consolidated Statements of Income for the Three Years Ended December 31, 1993
  Consolidated Statements of Shareholders' Equity for the Three Years Ended
     December 31, 1993
  Consolidated Statements of Cash Flows for the Three Years Ended December 31, 1993
  Notes to Consolidated Financial Statements
  Financial Statement Schedules
  Unaudited Interim Financial Statements
WilTel Network Services operations of Williams Telecommunications Group, Inc.(3)
  Reports of Independent Public Accountants
  Combined Balance Sheets as of December 31, 1993 and 1992
  Combined Statements of Income for the Three Years Ended December 31, 1993
  Combined Statements of Shareholders' Equity for the Three Years Ended December 31,
     1993
  Combined Statements of Cash Flows for the Three Years Ended December 31, 1993
  Notes to Combined Financial Statements
  Combined Balance Sheet as of June 30, 1994
  Combined Statement of Income for the Six Months Ended June 30, 1994
  Combined Statement of Shareholders' Equity for the Six Months Ended June 30, 1994
  Combined Statement of Cash Flows for the Six Months Ended June 30, 1994
  Notes to Combined Financial Statements
  Unaudited Interim Financial Statements
     Combined Balance Sheet as of September 30, 1994
     Combined Statement of Income for the Nine Months Ended September 30, 1994
     Combined Statement of Shareholders' Equity for the Nine Months Ended September
      30, 1994
     Combined Statement of Cash Flows for the Nine Months Ended September 30, 1994
     Notes to Combined Financial Statements
     Condensed Combined Statements of Operations for the nine months ended
       September 30, 1994 and 1993
     Condensed Combined Statements of Cash Flows for the nine months ended
       September 30, 1994 and 1993
Resurgens Communications Group, Inc.(4)
  Reports of Independent Public Accountants
  Consolidated Balance Sheets as of June 30, 1993 and 1992
  Consolidated Statements of Operations for the Three Years Ended June 30, 1993
  Consolidated Statements of Shareholders' Investment for the Three Years Ended
     June 30, 1993
  Consolidated Statements of Cash Flows for the Three Years Ended June 30, 1993
  Notes to Consolidated Financial Statements
Metromedia Communications Corporation(5)
  Report of Independent Public Accountants
  Consolidated Balance Sheets as of December 31, 1992 and 1991

  Consolidated Statements of Operations for the Three Years Ended December 31, 1992
  Consolidated Statements of Stockholder's Equity for the Three Years Ended December
     31, 1992
  Consolidated Statements of Cash Flows for the Three Years Ended December 31, 1992
  Notes to Consolidated Financial Statements
TRT Communications, Inc.(6)
  Report of Independent Public Accountants
  Consolidated Balance Sheets as of December 31, 1992 and 1991
  Consolidated Statements of Operations for the Three Years Ended December 31, 1992
  Consolidated Statements of Shareholders' Investment for the Three Years
     Ended December 31, 1992
  Consolidated Statements of Cash Flows for the Three Years Ended December 31, 1992
  Notes to Consolidated Financial Statements
Pro Forma Financial Statements(7)
  Pro Forma Combining Financial Statements
  Pro Forma Combining Balance Sheet as of June 30, 1994
  Pro Forma Combining Income Statements for the Six Months Ended June 30, 1994 and
     1993
  Pro Forma Combining Income Statements for the Years Ended
     December 31, 1993, 1992 and 1991
  Notes to Pro Forma Combining Financial Statements
  LDDS Adjusted Historical Financial Statements
  LDDS Adjusted Historical Income Statement for the Year Ended December 31, 1993
  Notes to LDDS Adjusted Historical Financial Statement
  IDB Adjusted Historical Financial Statement
  IDB Adjusted Historical Income Statement for the Year Ended December 31, 1993
  Notes to IDB Adjusted Historical Financial Statement

- ---------------
(1) Incorporated by reference to LDDS's Transition Report on Form 10-K for the period June 30, 1993 to December 31, 1993.

(2) Incorporated by reference to IDB's Annual Report on Form 10-K for the year ended December 31, 1993.

(3) Incorporated by reference to LDDS's Current Report on Form 8-K dated August 22, 1994 filed with the Commission on September 8, 1994 (as amended by Current Report on Form 8-K/A filed November 17, 1994).

(4) Incorporated by reference to LDDS's Current Report on Form 8-K dated September 15, 1993, as amended by Amendment No. 1 on Form 8-K/A filed with the Commission on November 26, 1993.

(5) Incorporated by reference to LDDS's Transition Report on Form 10-K for the period from December 31, 1992 to June 30, 1993.

(6) Incorporated by reference to IDB's Current Report on Form 8-K dated April 27, 1993 filed with the Commission on April 29, 1993.

(7) See "Pro Forma Combining Financial Statements."

                                                                      APPENDIX A
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                        IDB COMMUNICATIONS GROUP, INC.,

                                   123 CORP.

                                      AND

                           LDDS COMMUNICATIONS, INC.

                                     DATED

                                 AUGUST 1, 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
ARTICLE I  TERMS OF THE MERGER.........................................................   A-1
   1.1   The Merger....................................................................   A-1
   1.2   Effective Time................................................................   A-1
   1.3   Merger Consideration..........................................................   A-1
   1.4   Stockholders' Rights upon Merger..............................................   A-2
   1.5   Surrender and Exchange of Shares..............................................   A-3
   1.6   Options.......................................................................   A-3
   1.7   Certificate of Incorporation..................................................   A-3
   1.8   Bylaws........................................................................   A-3
   1.9   Directors and Officers........................................................   A-3
   1.10  Other Effects of Merger.......................................................   A-3
   1.11  Registration Statement; Prospectus/Joint Proxy Statement......................   A-3
   1.12  Tax-Free Reorganization.......................................................   A-4
   1.13  Additional Actions............................................................   A-4

ARTICLE II  REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF TARGET................   A-5
   2.1   Organization and Good Standing................................................   A-5
   2.2   Capitalization................................................................   A-5
   2.3   Subsidiaries..................................................................   A-6
   2.4   Authorization; Binding Agreement..............................................   A-6
   2.5   Governmental Approvals........................................................   A-6
   2.6   No Violations.................................................................   A-7
   2.7   Securities Filings and Litigation.............................................   A-7
   2.8   Target Financial Statements...................................................   A-8
   2.9   Absence of Certain Changes or Events..........................................   A-8
   2.10  Compliance with Laws..........................................................   A-8
   2.11  Permits.......................................................................   A-9
   2.12  Finders and Investment Bankers................................................   A-9
   2.13  Contracts.....................................................................   A-9
   2.14  Employee Benefit Plans........................................................   A-9
   2.15  Taxes and Returns.............................................................  A-10
   2.16  Liabilities...................................................................  A-11
   2.17  Environmental Matters.........................................................  A-12
   2.18  Intellectual Property.........................................................  A-12
   2.19  Real Estate...................................................................  A-12
   2.20  Corporate Records.............................................................  A-12
   2.21  Title to and Condition of Personal Property...................................  A-13
   2.22  No Adverse Actions............................................................  A-13
   2.23  Labor Matters.................................................................  A-13
   2.24  Insurance.....................................................................  A-13
   2.25  Fairness Opinions.............................................................  A-13
   2.26  SCI Relationship..............................................................  A-14
   2.27  Disclosure....................................................................  A-14

                                      A-(i)

                                                                                         PAGE
                                                                                         ----
ARTICLE III  REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF THE COMPANY AND
             ACQUISITION SUBSIDIARY....................................................  A-14
    3.1  Organization and Good Standing................................................  A-14
    3.2  Capitalization................................................................  A-14
    3.3  Subsidiaries..................................................................  A-15
    3.4  Authorization; Binding Agreement..............................................  A-15
    3.5  Governmental Approvals........................................................  A-15
    3.6  No Violations.................................................................  A-15
    3.7  Securities Filings and Litigation.............................................  A-16
    3.8  Company Financial Statements..................................................  A-16
    3.9  Absence of Certain Changes or Events..........................................  A-17
   3.10  Compliance with Laws..........................................................  A-17
   3.11  Permits.......................................................................  A-17
   3.12  Finders and Investment Bankers................................................  A-17
   3.13  Contracts.....................................................................  A-17
   3.14  Employee Benefit Plans........................................................  A-18
   3.15  Taxes and Returns.............................................................  A-19
   3.16  Liabilities...................................................................  A-19
   3.17  Environmental Matters.........................................................  A-19
   3.18  Intellectual Property.........................................................  A-20
   3.19  Corporate Records.............................................................  A-20
   3.20  Title to and Condition of Property............................................  A-20
   3.21  No Adverse Actions............................................................  A-20
   3.22  Labor Matters.................................................................  A-20
   3.23  Insurance.....................................................................  A-21
   3.24  Fairness Opinion..............................................................  A-21
   3.25  Disclosure....................................................................  A-21

ARTICLE IV  ADDITIONAL COVENANTS OF TARGET.............................................  A-21
    4.1  Conduct of Business of Target and Target Subsidiaries.........................  A-21
    4.2  Notification of Certain Matters...............................................  A-23
    4.3  Access and Information........................................................  A-23
    4.4  Stockholder Approval..........................................................  A-24
    4.5  Reasonable Business Efforts...................................................  A-24
    4.6  Public Announcements..........................................................  A-24
    4.7  Compliance....................................................................  A-24
    4.8  Benefit Plans.................................................................  A-24
    4.9  No Inconsistent Activities....................................................  A-25
   4.10  Securities and Stockholder Materials..........................................  A-25
   4.11  Tax Opinion Certification.....................................................  A-25
   4.12  Pooling of Interests..........................................................  A-25
   4.13  Resignation of Directors and Officers.........................................  A-25
   4.14  Noncompete and Confidentiality Agreements.....................................  A-25
   4.15  Affiliate Agreements..........................................................  A-25
   4.16  Options.......................................................................  A-25


                                     A-(ii)

                                                                                         PAGE
                                                                                         ----
ARTICLE V  ADDITIONAL COVENANTS OF THE COMPANY.........................................  A-26
   5.1   Conduct of Business of the Company and the Company Subsidiaries...............  A-26
   5.2   Notification of Certain Matters...............................................  A-27
   5.3   Access and Information........................................................  A-28
   5.4   Shareholder Approval..........................................................  A-28
   5.5   Reasonable Business Efforts...................................................  A-28
   5.6   Public Announcements..........................................................  A-28
   5.7   Compliance....................................................................  A-29
   5.8   SEC and Shareholder Filings...................................................  A-29
   5.9   Board Representation..........................................................  A-29
   5.10  Benefit Plans.................................................................  A-29
   5.11  Pooling of Interests..........................................................  A-29
   5.12  Directors' and Officers' Indemnification and Defense..........................  A-29

ARTICLE VI  CONDITIONS.................................................................  A-30
   6.1   Conditions to Each Party's Obligations........................................  A-30
         6.1.1    Stockholder Approval.................................................  A-30
         6.1.2    No Injunction or Action..............................................  A-30
         6.1.3    Governmental Approvals...............................................  A-30
         6.1.4    HSR Act..............................................................  A-31
         6.1.5    Required Consents....................................................  A-31
         6.1.6    Registration Statement...............................................  A-31
         6.1.7    Blue Sky.............................................................  A-31
         6.1.8    Pooling Treatment....................................................  A-31
         6.1.9    Tax Opinion..........................................................  A-31
         6.1.10   Lenders' Consent.....................................................  A-31

   6.2   Conditions to Obligations of Target...........................................  A-31
         6.2.1    Company Representations and Warranties...............................  A-31
         6.2.2    Performance by the Company...........................................  A-31
         6.2.3    No Material Adverse Change...........................................  A-32
         6.2.4    Certificates and Other Deliveries....................................  A-32
         6.2.5    Opinion of Company Counsel...........................................  A-32
         6.2.6    Fairness Opinions....................................................  A-32
         6.2.7    Quotation of Company Stock...........................................  A-32
         6.2.8    Comfort Letters......................................................  A-32

   6.3   Conditions to Obligations of the Company......................................  A-32
         6.3.1    Target Representations and Warranties................................  A-32
         6.3.2    Performance by Target................................................  A-32
         6.3.3    No Material Adverse Change...........................................  A-32
         6.3.4    Certificates and Other Deliveries....................................  A-32
         6.3.5    Opinion of Target Counsel............................................  A-33
         6.3.6    Fairness Opinion.....................................................  A-33
         6.3.7    Comfort Letters......................................................  A-33
         6.3.8    SCI Acquisition......................................................  A-33
         6.3.9    Termination and Severance............................................  A-33
   6.4   Accounting Contingency........................................................  A-33

ARTICLE VII  TERMINATION AND ABANDONMENT...............................................  A-34
   7.1   Termination...................................................................  A-34
   7.2   Procedure and Effect of Termination...........................................  A-35

                                     A-(iii)

                                                                                         PAGE
                                                                                         ----
ARTICLE VIII  MISCELLANEOUS.............................................................  A-35
    8.1   Confidentiality...............................................................  A-35
    8.2   Amendment and Modification....................................................  A-36
    8.3   Waiver of Compliance; Consents................................................  A-36
    8.4   Survival of Representations and Warranties....................................  A-36
    8.5   Survival of Covenants.........................................................  A-36
    8.6   Notices.......................................................................  A-36
    8.7   Binding Effect; Assignment....................................................  A-37
    8.8   Expenses; Time of Payment.....................................................  A-37
    8.9   Governing Law.................................................................  A-37
    8.10  Counterparts..................................................................  A-37
    8.11  Interpretation................................................................  A-37
    8.12  Entire Agreement..............................................................  A-37
    8.13  Materiality...................................................................  A-38
    8.14  Severability..................................................................  A-38

                                     A-(iv)

                                LIST OF EXHIBITS

       EXHIBIT                                     DESCRIPTION
- ----------------     -----------------------------------------------------------------------
       1.1           -- Form of Delaware Certificate of Merger
       2.1           -- Target Jurisdictions of Organization and Qualification
       2.2           -- Rights to Purchase Target Stock
       2.3(a)        -- Target Ownership Interests
       2.3(b)        -- Target Restrictions as to Capital Stock and Other Interests Held
       2.3(c)        -- Exceptions as to Target Subsidiary Securities
       2.3(d)        -- Rights with respect to Target Subsidiary Securities
       2.5           -- Regulatory Consents
       2.6           -- Target Required Approvals
       2.7           -- Target Litigation
       2.9           -- Target Subsequent Events
       2.13          -- Target Material Contracts
       2.14(a)       -- Target Employee Benefit Plans
       2.14(b)       -- Plan Contribution Deductibility Exceptions
       2.14(c)       -- Restrictions on Plan Amendment or Termination
       2.14(d)       -- Severance Obligations
       2.15          -- Target Tax Matters
       2.16          -- Target Obligations
       2.17          -- Target Environmental Matters
       2.18          -- Target Intellectual Property
       2.19(a)       -- Target Owned Real Property
       2.19(b)       -- Target Leased Real Property
       2.20          -- Target Records Off Premises
       2.23          -- Target Labor Matters
       2.26          -- SCI Agreements
       3.1           -- Company Jurisdictions of Organization and Qualification
       3.2           -- Rights to Purchase Company Stock
       3.15          -- Company Tax Matters
       4.8           -- Target Benefit Plan Grants
       4.15          -- Form of Target Affiliate Agreement
       6.2.5         -- Opinion of Counsel to the Company
       6.3.5         -- Opinion of Counsel to Target

                                      A-(v)

                           GLOSSARY OF DEFINED TERMS

                                                                                   PAGE WHERE
                                      TERM                                          DEFINED
- ---------------------------------------------------------------------------------  ----------
Accounting Contingency...........................................................   A-33
Acquisition Subsidiary...........................................................   A-1
Active Company Subsidiaries......................................................   A-14
Affiliate........................................................................   A-37
Agreement........................................................................   A-1
Alternative Transaction..........................................................   A-35
Benefit Plan.....................................................................   A-9
Certificate of Merger............................................................   A-1
Certificates.....................................................................   A-2
Claim Notice.....................................................................   A-12
Closing..........................................................................   A-1
Closing Date.....................................................................   A-1
Code.............................................................................   A-4
Company..........................................................................   A-1
Company Benefit Plan.............................................................   A-18
Company Financial Statements.....................................................   A-16
Company Material Adverse Effect..................................................   A-14
Company Material Contract........................................................   A-17
Company Modified Representation..................................................   A-31
Company Nonmodified Representation...............................................   A-31
Company Permits..................................................................   A-17
Company Preferred Stock..........................................................   A-14
Company Securities Filings.......................................................   A-16
Company Stock....................................................................   A-1
Company Subsidiaries.............................................................   A-14
Consent..........................................................................   A-6
Credit Agreement.................................................................   A-15
Delaware Code....................................................................   A-1
Effective Time...................................................................   A-1
Enforceability Exceptions........................................................   A-6
Environmental Laws...............................................................   A-12
ERISA............................................................................   A-9
Event............................................................................   A-8
Exchange Agent...................................................................   A-3
Exchange Ratio...................................................................   A-2
Final Order......................................................................   A-30
Governmental Authority...........................................................   A-6
HSR Act..........................................................................   A-7
Intellectual Property............................................................   A-12
IRS..............................................................................   A-10
Law..............................................................................   A-7
Litigation.......................................................................   A-7
Merger...........................................................................   A-1
Merger Consideration.............................................................   A-1
NASD.............................................................................   A-6
Note Agreements..................................................................   A-15
Person...........................................................................   A-37
Prospectus/Joint Proxy Statement.................................................   A-3
Registration Statement...........................................................   A-3

                                     A-(vi)

                                                                                   PAGE WHERE
                                      TERM                                          DEFINED
- ---------------------------------------------------------------------------------  ----------
Relevant Statements..............................................................   A-33
SCI..............................................................................   A-14
SCI Acquisition Agreement........................................................   A-33
SCI Agreement....................................................................   A-14
SEC..............................................................................   A-3
Securities Act...................................................................   A-3
Securities Exchange Act..........................................................   A-4
Share Value......................................................................   A-2
Significant Acquisition..........................................................   A-27
Subsequent Periodic Filings......................................................   A-24
Subsidiary.......................................................................   A-37
Surviving Corporation............................................................   A-1
Surviving Corporation Common Stock...............................................   A-2
Surviving Corporation Material Adverse Effect....................................   A-30
Target...........................................................................   A-1
Target Ancillary Agreements......................................................   A-6
Target Common Stock..............................................................   A-1
Target Financial Statements......................................................   A-8
Target Material Adverse Effect...................................................   A-5,A-33
Target Material Contract.........................................................   A-9
Target Modified Representation...................................................   A-32
Target Nonmodified Representation................................................   A-32
Target Notes.....................................................................   A-5
Target Options...................................................................   A-3
Target Permits...................................................................   A-9
Target Preferred Stock...........................................................   A-5
Target Real Property Leases......................................................   A-12
Target Securities Filings........................................................   A-7
Target Shares....................................................................   A-1
Target Subsidiaries..............................................................   A-5
Target Tax Opinion Certificate...................................................   A-25
Tax..............................................................................   A-11

                                     A-(vii)

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (the "Agreement") is made as of August 1, 1994, by and among LDDS Communications, Inc., a Georgia corporation (the "Company"), 123 Corp., a Delaware corporation and wholly owned subsidiary of the Company ("Acquisition Subsidiary"), and IDB Communications Group, Inc., a Delaware corporation ("Target").

                                    RECITALS

     A. The respective Boards of Directors of Target, Acquisition Subsidiary and the Company have approved the merger (the "Merger") of Acquisition Subsidiary with and into Target in accordance with the laws of the State of Delaware and the provisions of this Agreement.

     B. Target, Acquisition Subsidiary and the Company desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I

                              TERMS OF THE MERGER

     1.1 THE MERGER. Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance with the Delaware General Corporation Law (the "Delaware Code"). At the Effective Time (as defined in Section 1.2, below), upon the terms and subject to the conditions of this Agreement, Acquisition Subsidiary shall be merged with and into Target in accordance with the Delaware Code and the separate existence of Acquisition Subsidiary shall thereupon cease, and Target, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware as a subsidiary of the Company. The parties shall prepare and execute a certificate of merger in substantially the form attached hereto as Exhibit 1.1 (the "Certificate of Merger") in order to comply in all respects with the requirements of the Delaware Code and with the provisions of this Agreement.

     1.2 EFFECTIVE TIME. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the applicable provisions of the Delaware Code or at such later time as may be specified in the Certificate of Merger. The Certificate of Merger shall be filed as soon as practicable after all of the conditions set forth in this Agreement have been satisfied or waived by the party or parties entitled to the benefit of the same. Target and the Company shall agree upon the time of such filing and the place where the closing of the Merger (the "Closing") shall occur. The time when the Merger shall become effective is herein referred to as the "Effective Time" and the date on which the Effective Time occurs is herein referred to as the "Closing Date."

     1.3 MERGER CONSIDERATION. Subject to the provisions of this Agreement, at the Effective Time, each issued and outstanding share ("Target Shares") of common stock, par value $.01 per share, of Target (the "Target Common Stock") shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, and there shall be paid and issued as hereinafter provided in exchange for the Target Shares, the following consideration (the "Merger Consideration"): (a) if the Share Value (as hereinafter defined) is $16.00 or lower, .520231 of a share of the common stock of the Company, par value $.01 per share (the "Company Stock"); (b) if the Share Value is $22.00 or greater, .450867 of a share of Company Stock; or (c) if the Share Value is greater than $16.00 but lower than $22.00, that portion of a share of Company Stock set forth next to the applicable Share Value listed below (provided that if the Share Value falls between any two of the Share Values listed below, the portion of a share of Company Stock shall be that applicable to the lower of the two Share Values). The applicable exchange ratio determined pursuant to the foregoing is herein referred to as the "Exchange Ratio."

                PORTION OF                      PORTION OF                      PORTION OF
                   SHARE                           SHARE                           SHARE
                OF COMPANY                      OF COMPANY                      OF COMPANY
SHARE VALUE        STOCK        SHARE VALUE        STOCK        SHARE VALUE        STOCK
- -----------    -------------    -----------    -------------    -----------    -------------
  $22.000        0.450867         $20.000        0.473988         $18.000        0.497110
  $21.875        0.452312         $19.875        0.475434         $17.875        0.498555
  $21.750        0.453757         $19.750        0.476879         $17.750        0.500000
  $21.625        0.455202         $19.625        0.478324         $17.625        0.501445
  $21.500        0.456647         $19.500        0.479769         $17.500        0.502890
  $21.375        0.458092         $19.375        0.481214         $17.375        0.504335
  $21.250        0.459538         $19.250        0.482659         $17.250        0.505780
  $21.125        0.460983         $19.125        0.484104         $17.125        0.507225
  $21.000        0.462428         $19.000        0.485549         $17.000        0.508671
  $20.875        0.463873         $18.875        0.486994         $16.875        0.510116
  $20.750        0.465318         $18.750        0.488439         $16.750        0.511561
  $20.625        0.466763         $18.625        0.489884         $16.625        0.513006
  $20.500        0.468208         $18.500        0.491329         $16.500        0.514451
  $20.375        0.469653         $18.375        0.492775         $16.375        0.515896
  $20.250        0.471098         $18.250        0.494220         $16.250        0.517341
  $20.125        0.472543         $18.125        0.495665         $16.125        0.518786
                                                                  $16.000        0.520231

     For purposes hereof, the "Share Value" shall be an amount equal to the average closing trade price of the Company Stock for the thirty (30) consecutive trading days prior to the date three (3) business days prior to the Closing Date as reported on the Nasdaq Stock Market.

     No fractional shares of the Company Stock shall be issued pursuant to the Merger nor will any fractional share interest involved entitle the holder thereof to vote, to receive dividends or to exercise any other rights of a shareholder of the Company. In lieu thereof, any person who would otherwise be entitled to a fractional share of the Company Stock pursuant to the provisions hereof shall receive an amount in cash equal to the value of such fractional share. The value of such fractional share shall be the product of such fraction (rounded down to the nearest hundredth of a share) multiplied by the Share Value.

     Each share of Target Common Stock held in the treasury of Target or by a wholly owned subsidiary of Target shall be cancelled as of the Effective Time and no Merger Consideration shall be payable with respect thereto. From and after the Effective Time, there shall be no further transfers on the stock transfer books of Target of any of the Target Shares.

     Subject to the provisions of this Agreement, at the Effective Time, the shares of Acquisition Subsidiary common stock outstanding immediately prior to the Merger shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into one share of the common stock of the Surviving Corporation (the "Surviving Corporation Common Stock"), which one share of the Surviving Corporation Common Stock shall constitute all of the issued and outstanding capital stock of the Surviving Corporation.

     1.4 STOCKHOLDERS' RIGHTS UPON MERGER. Upon consummation of the Merger, the certificates which theretofore represented Target Shares (the "Certificates") shall cease to represent any rights with respect thereto, and, subject to applicable Law (as hereinafter defined) and this Agreement, shall only represent the right to receive the Merger Consideration and the amount of cash, if any, payable in lieu of fractional shares of the Company Stock into which their Target Shares have been converted pursuant to this Agreement. Target represents and warrants that the holders of the Target Shares are not entitled to appraisal rights under applicable Law or the Certificate of Incorporation of Target, provided the conditions of Section 262(b)(1) of the Delaware Code are satisfied and the provisions of Section 262(b)(2) of the Delaware Code are not applicable.

     1.5 SURRENDER AND EXCHANGE OF SHARES. After the Effective Time, each holder of a Target Share shall surrender and deliver the Certificates to First Union National Bank of North Carolina or such other bank or trust company as may be designated by the Company (the "Exchange Agent") together with a duly completed and executed transmittal letter provided by the Exchange Agent. Upon such surrender and delivery, the holder shall receive a certificate representing the number of whole shares of the Company Stock to which such holder is entitled pursuant to this Agreement plus any cash payable in lieu of fractional shares. Until so surrendered and exchanged, each outstanding Certificate after the Effective Time shall be deemed for all purposes to evidence the right to receive that number of whole shares of the Company Stock into which the Target Shares have been converted pursuant to this Agreement, plus any cash payable in lieu of fractional shares; provided, however, that no dividends or other distributions, if any, in respect of the shares of the Company Stock, declared after the Effective Time and payable to holders of record after the Effective Time, shall be paid to the holders of any unsurrendered Certificates until such Certificates and transmittal letters are surrendered and delivered as provided herein. Subject to applicable Law, after the surrender and exchange of Certificates, the record holders thereof will be entitled to receive any such dividends or other distributions without interest thereon, which theretofore have become payable with respect to the number of shares of the Company Stock for which such Certificates were exchangeable. Holders of any unsurrendered Certificates shall not be entitled to vote the Company Stock until such Certificates are exchanged pursuant to this Agreement.

     1.6 OPTIONS. At the Effective Time, the Company shall cause each holder of a then-outstanding and unexercised option or warrant exercisable for shares of Target Common Stock ("Target Options") to receive, by virtue of the Merger and without any action on the part of the holder thereof, options or warrants exercisable for shares of Company Stock having the same terms and conditions as the Target Options except that the exercise price and the number of shares issuable upon exercise shall be divided and multiplied, respectively, by the Exchange Ratio. The Company acknowledges that at the Effective Time, all such options shall be vested and exercisable to the extent provided in the Target Options or, subject to the provisions of this Agreement, applicable employment agreements. The Company shall file or cause to be filed all registration statements on Form S-8 or other appropriate form and all other registrations and qualifications as may be necessary in connection with the sale of Company Stock contemplated by such Target Options subsequent to the Effective Time.

     1.7 CERTIFICATE OF INCORPORATION. At and after the Effective Time, the Certificate of Incorporation of Target shall be the Certificate of Incorporation of the Surviving Corporation (subject to any subsequent amendment).

     1.8 BYLAWS. At and after the Effective Time, the Bylaws of Target shall be the Bylaws of the Surviving Corporation (subject to any subsequent amendment).

     1.9 DIRECTORS AND OFFICERS. At and after the Effective Time, until their successors are duly elected or appointed, the directors and the officers of the Surviving Corporation shall be as follows:

    DIRECTORS                           OFFICERS
- ------------------    ---------------------------------------------
Carl J. Aycock        Bernard J. Ebbers -- President
Bernard J. Ebbers     Charles T. Cannada -- Secretary and Treasurer

     1.10 OTHER EFFECTS OF MERGER. The Merger shall have all further effects as specified in the applicable provisions of the Delaware Code.

     1.11  REGISTRATION STATEMENT; PROSPECTUS/JOINT PROXY STATEMENT.

          (a) For the purposes of (i) registering the issuance of the Company Stock to holders of the Target Shares in connection with the Merger with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and complying with applicable state securities laws, and (ii) holding the meeting of Target stockholders to vote upon the adoption of this Agreement, the Company and Target will cooperate in the preparation of a registration statement on Form S-4 (such registration statement, together with any and all amendments and supplements thereto, being herein referred to as the "Registration Statement"), including a prospectus/joint proxy statement satisfying all applicable requirements of applicable state securities laws, the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Securities Exchange Act"). Such prospectus/joint proxy statement in the form mailed by Target and the Company to their respective stockholders, together with any and all amendments or supplements thereto, is herein referred to as the "Prospectus/Joint Proxy Statement."

          (b) Target will furnish the Company with such information concerning Target and its subsidiaries as is necessary in order to cause the Prospectus/Joint Proxy Statement, insofar as it relates to Target and its subsidiaries, to comply with applicable Law. None of the information relating to Target and its subsidiaries supplied by Target for inclusion in the Prospectus/Joint Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Target agrees promptly to advise the Company if at any time prior to the respective meetings of stockholders of Target or the Company any information provided by it in the Prospectus/Joint Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide the Company with the information needed to correct such inaccuracy or omission. Target will furnish the Company with such supplemental information as may be necessary in order to cause the Prospectus/Joint Proxy Statement, insofar as it relates to Target and its subsidiaries, to comply with applicable Law after the mailing thereof to the stockholders of Target or the Company.

          (c) The Company will furnish Target with such information concerning the Company and its subsidiaries as is necessary in order to cause the Prospectus/Joint Proxy Statement, insofar as it relates to the Company and its subsidiaries, to comply with applicable Law. None of the information relating to the Company and its subsidiaries supplied by the Company for inclusion in the Prospectus/Joint Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees promptly to advise Target if at any time prior to the respective meetings of stockholders of Target or the Company any information provided by it in the Prospectus/Joint Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide Target with the information needed to correct such inaccuracy or omission. The Company will furnish Target with such supplemental information as may be necessary in order to cause the Prospectus/Joint Proxy Statement, insofar as it relates to the Company and its subsidiaries, to comply with applicable Law after the mailing thereof to stockholders of Target or the Company.

          (d) The Company, as promptly as practicable, will file the Registration Statement with the SEC and appropriate materials with applicable state securities agencies and will use all reasonable efforts to cause the Registration Statement to become effective under the Securities Act and all such state filed materials to comply with applicable state securities laws. Target authorizes the Company to utilize in the Registration Statement and in all such state filed materials, the information concerning Target and its subsidiaries provided to the Company in connection with, or contained in, the Prospectus/Joint Proxy Statement. The Company promptly will advise Target when the Registration Statement has become effective and of any supplements or amendments thereto, and the Company will furnish Target with copies of all such documents. Target shall not distribute any written material that would constitute, as advised by O'Melveny & Myers or Richards, Layton & Finger, or other reputable counsel to Target, a "prospectus" relating to the Merger or the Company Stock within the meaning of the Securities Act or any applicable state securities law without the prior written consent of the Company.

     1.12 TAX-FREE REORGANIZATION. The parties intend that the Merger qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code").

     1.13 ADDITIONAL ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Acquisition Subsidiary or Target or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Acquisition Subsidiary or Target, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Acquisition Subsidiary or Target, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                   ARTICLE II

          REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF TARGET

     Except as expressly set forth in the Exhibits attached hereto, and subject to Section 6.4, Target represents, warrants and/or covenants to and with the Company as follows:

     2.1 ORGANIZATION AND GOOD STANDING. Target and each of its subsidiaries (which subsidiaries are listed on Exhibit 2.1 attached hereto and are herein referred to as the "Target Subsidiaries") is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Target and each of the Target Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not or would not have a material adverse effect on the business, assets (including, but not limited to, intangible assets), condition (financial or otherwise), properties (including, but not limited to, intangible properties), liabilities or the results of operations of Target and the Target Subsidiaries taken as a whole ("Target Material Adverse Effect;" it being understood and expressly acknowledged by the Company that, for any and all purposes of this Agreement, under no circumstances shall any event, condition or fact to the extent relating to, attributable to or otherwise arising out of the Accounting Contingency (as defined in Section 6.4 hereof), or any action or other event or matter to the extent permitted or contemplated by the provisions of this Agreement, constitute, or be deemed to have caused, a Target Material Adverse Effect). Exhibit 2.1 attached hereto contains a complete and accurate list of the jurisdictions of incorporation or organization and qualification or license of Target and the Target Subsidiaries as of the date of this Agreement. Target has heretofore made available to the Company accurate and complete copies of the Certificates or Articles of Incorporation and Bylaws, or equivalent governing instruments, as currently in effect, of Target and each of the Target Subsidiaries.

     2.2 CAPITALIZATION. As of the date hereof, the authorized capital stock of Target consists of 200,000,000 shares of Target Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Target Preferred Stock"). As of the date immediately prior to the date hereof, (a) 74,193,124 shares of Target Common Stock were issued and outstanding, (b) no shares of Target Common Stock were issued and held in the treasury of Target, and (c) no shares of Target Preferred Stock were issued or outstanding. No other capital stock of Target is authorized or issued. All issued and outstanding shares of the Target Common Stock are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable securities laws and regulations. Except as set forth on Exhibit 2.2 attached hereto, as of the date of this Agreement, there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of Target and, except for the $195,500,000 aggregate principal amount of 5% Convertible Subordinated Notes due March 15, 2003, issued by Target (the "Target Notes"), there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. There are no restrictions upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of Target and the Target Subsidiaries or the ownership thereof other than those, if any, imposed pursuant to the rights, subscriptions, warrants, puts, calls, options and other agreements listed in Exhibit 2.2 attached hereto or pursuant to the Securities Act, the Securities Exchange Act, applicable state securities laws or other applicable Law.

     2.3 SUBSIDIARIES. Exhibit 2.3(a) attached hereto sets forth the name and percentages of outstanding capital stock or other interest held, directly or indirectly, by Target, with respect to each Target Subsidiary. Except as set forth on Exhibit 2.3(b) attached hereto, all of the capital stock and other interests of the Target Subsidiaries so held by Target are owned by it or a Target Subsidiary as indicated on said Exhibit 2.3(a), free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto. Other than the capital stock or other interests held by Target in the Target Subsidiaries and the investment securities as set forth on Exhibit 2.3(a) attached hereto, neither Target nor any Target Subsidiary owns any direct or indirect equity interest in any person, domestic or foreign, and is not a partner or member in or subject to any joint venture, partnership, limited liability company or other arrangement or contract that is treated as a partnership for federal income tax purposes. Except as set forth on Exhibit 2.3(c) attached hereto, all of the outstanding shares of capital stock in each of the Target Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable securities laws and regulations. Except as set forth on Exhibit 2.3(d) attached hereto, there are no irrevocable proxies or similar obligations with respect to such capital stock of the Target Subsidiaries and no equity securities or other interests of any of the Target Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any Target Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Target Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares.

     2.4 AUTHORIZATION; BINDING AGREEMENT. Target has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Target Tax Opinion Certificate (as hereinafter defined) and the Certificate of Merger (the "Target Ancillary Agreements") and the consummation of the Merger have been duly and validly authorized by Target's Board of Directors and, subject to compliance with the fiduciary duties of Target's directors under applicable Law as advised by O'Melveny & Myers or Richards, Layton & Finger, or other reputable counsel to Target, no other corporate proceedings on the part of Target or any Target Subsidiary are necessary to authorize the execution and delivery of this Agreement and the Target Ancillary Agreements or to consummate the Merger (other than the adoption of this Agreement by the stockholders of Target in accordance with the Delaware Code and the Certificate of Incorporation and Bylaws of Target). This Agreement has been duly and validly executed and delivered by Target and constitutes, and upon execution and delivery thereof as contemplated by this Agreement, the Target Ancillary Agreements will constitute, the legal, valid and binding agreements of Target, enforceable against Target in accordance with its and their respective terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies ("Enforceability Exceptions").

     2.5 GOVERNMENTAL APPROVALS. No consent, approval, waiver or authorization of, notice to or declaration or filing with ("Consent"), any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental or regulatory authority, agency, department, board, commission or instrumentality, any court, tribunal or arbitrator and any self-regulatory organization ("Governmental Authority") on the part of Target or any of the Target Subsidiaries is required in connection with the execution or delivery by Target of this Agreement and the Target Ancillary Agreements or the consummation by Target of the transactions contemplated hereby or thereby other than (i) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the Delaware Code, (ii) filings with the SEC, state securities laws administrators and the National Association of Securities Dealers, Inc. ("NASD"), (iii) Consents from or with Governmental Authorities set forth on Exhibit 2.5 attached hereto, (iv) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and (v) those Consents that, if they were not obtained or made, do not or would not have a Target Material Adverse Effect or materially and adversely affect the ability of Target to perform its obligations as set forth herein or to consummate the transactions contemplated hereby.

     2.6 NO VIOLATIONS. The execution and delivery of this Agreement and the Target Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby and compliance by Target with any of the provisions hereof or thereof will not (i) conflict with or result in any breach of any provision of the Certificate and/or Articles of Incorporation or Bylaws or other governing instruments of Target or any of the Target Subsidiaries, (ii) except as set forth on Exhibit 2.6 attached hereto, require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required by Target or any Target Subsidiary, as applicable) under any of the terms, conditions or provisions of any Target Material Contract (as hereinafter defined) or other obligation to which Target or any Target Subsidiary is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of Target or any Target Subsidiary, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 2.5, above, contravene any applicable provision of any constitution, treaty, statute, law, code, rule, regulation, ordinance, policy or order of any Governmental Authority or any orders, decisions, injunctions, judgments, awards and decrees of or agreements with any court or other Governmental Authority ("Law") currently in effect to which Target or any Target Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii), (iii) and (iv), above, for any deviations from the foregoing which do not or would not have a Target Material Adverse Effect.

     2.7 SECURITIES FILINGS AND LITIGATION. Target has made available to the Company true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended December 31, 1991, 1992 and 1993, as filed with the SEC, (ii) its proxy statements relating to all of the meetings of stockholders (whether annual or special) of Target and the Target Subsidiaries since January 1, 1991, and on or before the date hereof, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Target with the SEC since January 1, 1991, and on or before the date hereof. The reports and statements set forth in clauses (i) through (iii), above are referred to collectively herein as the "Target Securities Filings." As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the Target Securities Filings (including all schedules thereto and disclosure documents incorporated by reference therein), contained or, as to Target Securities Filings subsequent to the date hereof, will contain any untrue statement of a material fact or omitted or, as to Target Securities Filings subsequent to the date hereof, will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Target Securities Filings at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to Target Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable. As of the date of this Agreement, there is no action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any court, tribunal, arbitrator or other Governmental Authority ("Litigation") pending or, to the knowledge of Target, threatened against Target or any Target Subsidiary, any officer, director, employee or agent thereof, in his or her capacity as such, or otherwise relating to Target, any Target Subsidiary or the securities of any of them, or any properties or rights of Target or any of the Target Subsidiaries, other than as set forth in Exhibit 2.7 attached hereto or in a Target Securities Filing, or such as are not presently expected by the management of Target, in the reasonable exercise of its judgment as advised by counsel, to have a Target Material Adverse Effect. No event has occurred as a consequence of which Target would be required to file a Current Report on Form 8-K pursuant to the requirements of the Securities Exchange Act as to which such a report has not been timely filed with the SEC.

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     2.8  TARGET FINANCIAL STATEMENTS. The consolidated balance sheets as of
December 31, 1993, 1992 and 1991, and the consolidated income statements and consolidated statements of stockholders' equity and of cash flows for the fiscal years then ended and the consolidated balance sheet, consolidated income statement and consolidated statements of stockholders' equity and of cash flows at and for the period ended March 31, 1994 of Target and the Target Subsidiaries included, in each case, in the Target Securities Filings (the "Target Financial Statements") have been provided to the Company. The Target Financial Statements were prepared in accordance with generally accepted accounting principles applicable to the business of Target and the Target Subsidiaries consistently applied in accordance with past accounting practices and fairly present (including, but not limited to, the inclusion of all adjustments with respect to interim periods which are necessary to present fairly the financial condition and assets and liabilities or the results of operations of Target and the Target Subsidiaries on a consolidated basis) the financial condition and assets and liabilities or the results of operations of Target and the Target Subsidiaries as of the dates and for the periods indicated on a consolidated basis. Except as reflected in the Target Financial Statements, as of their respective dates, neither Target nor any Target Subsidiary had any debts, obligations, guaranties of obligations of others or liabilities (contingent or otherwise) that would be required in accordance with generally accepted accounting principles to be disclosed in the Target Financial Statements. Target shall provide to the Company as promptly as practicable copies of the consolidated balance sheets, consolidated income statements and consolidated statements of stockholders' equity and of cash flows of Target and the Target Subsidiaries (a) for any fiscal quarter or year ending after March 31, 1994, which quarterly or annual statements shall be prepared in conformity with generally accepted accounting principles applicable to the business of Target and the Target Subsidiaries (except to the extent necessary to comply with the requirements of the SEC applicable to the financial statements to be included in Target's Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K under the Securities Exchange Act, as applicable), and (b) as and to the extent prepared in the ordinary course for Target's internal management purposes, for any month ending after March 31, 1994 (together with supporting consolidating financial statements), which monthly statements shall be prepared in conformity with Target's past practices with regard thereto, and shall fairly present the financial condition and assets and liabilities or the results of operations of Target and the Target Subsidiaries as of the dates and for the periods indicated. The Company acknowledges that the interim financial statements referred to in clause (b) above will not include any footnotes and will be subject to adjustment in the ordinary course.

     2.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Target Securities Filings or in Exhibit 2.9 attached hereto, since December 31, 1993, through the date of this Agreement, there has not been: (i) any event, occurrence, fact, condition, change, development or effect ("Event") that has had or would have a Target Material Adverse Effect; (ii) any declaration, payment or setting aside for payment of any dividend (except to Target or a Target Subsidiary) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of Target or any Target Subsidiary; (iii) any return of any capital or other distribution of assets to stockholders of Target or any Target Subsidiary (except to Target or a Target Subsidiary); (iv) other than in the ordinary course or in an amount not in excess of $500,000 individually or $2,000,000 in the aggregate, any investment of a capital nature by Target or any Target Subsidiary by the purchase of any property or assets; (v) any acquisition (by merger, consolidation or acquisition of stock or assets) of any person or business; (vi) any sale, disposition or other transfer of assets or properties of Target or any Target Subsidiary having a net book value in excess of $500,000 individually or $2,000,000 in the aggregate; (vii) any material change in accounting methods or practices or any change in depreciation or amortization policies or rates of depreciation or amortization applicable to Target or any Target Subsidiary; (viii) any agreement by Target or any Target Subsidiary to take any action that would require Target or a Target Subsidiary to violate Section 4.1 of this Agreement; or (ix) any failure by Target or any Target Subsidiary to conduct its business in the ordinary course consistent with past practice.

     2.10 COMPLIANCE WITH LAWS. The business of Target and each Target Subsidiary has been operated in compliance with all Laws and all tariffs, rules and regulations of local exchange carriers and inter-exchange carriers applicable thereto, except for any instances of non-compliance which do not or would not have a Target Material Adverse Effect. Without limiting the generality of the foregoing, neither Target nor any Target Subsidiary has engaged in carrying transit or indirect traffic in violation of applicable Laws which violation would have a Target Material Adverse Effect.

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

     2.11 PERMITS. (i) Target and the Target Subsidiaries have all permits, certificates, licenses, approvals, tariffs and other authorizations required in connection with the operation of their business (collectively, "Target Permits"), (ii) neither Target nor any Target Subsidiary is in violation of any Target Permit, and (iii) no proceedings are pending or, to the knowledge of Target, threatened, to revoke or limit any material Target Permit, except, in the case of clause (i) or (ii) above, those the absence or violation of which do not or would not have a Target Material Adverse Effect.

     2.12 FINDERS AND INVESTMENT BANKERS. Neither Target nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby other than Hambrecht & Quist Incorporated and Chemical Securities, Inc. pursuant to certain agreements, accurate and complete copies of which have been provided to the Company.

     2.13 CONTRACTS. Except as set forth in Exhibit 2.13 attached hereto, neither Target nor any Target Subsidiary is a party or is subject to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal described in the following sentence ("Target Material Contract") that is not described in or filed as an exhibit to any Target Securities Filing as required by the Securities Act or the Securities Exchange Act, as the case may be. For purposes of this Section 2.13, a Target Material Adverse Contract shall be a note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal required to be described in or filed as an exhibit to any document filed under the Securities Act or the Securities Exchange Act or (other than customer and supplier contracts terminating or terminable, without penalty in excess of $10,000, on or before December 31, 1994) with respect to which the financial obligation of Target or a Target Subsidiary thereunder or applicable to the assets or properties of Target or a Target Subsidiary exceeds $2,500,000 after December 31, 1994, but during the term thereof. Target has made available to the Company true and accurate copies of the Target Material Contracts. As of the date of this Agreement and to Target's knowledge, all such Target Material Contracts are valid and binding and are in full force and effect and enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. As of the date of this Agreement, except as set forth in Exhibit 2.6 attached hereto and for such as do not or would not have a Target Material Adverse Effect, (i) no Consent of any person is needed in order that each such Target Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the Merger, and (ii) except for such as do not or would not have a Target Material Adverse Effect, neither Target nor any Target Subsidiary is in violation or breach of or default under any such Target Material Contract, nor to Target's knowledge is any other party to any such Target Material Contract in violation or breach of or default under any such Target Material Contract.

     2.14  EMPLOYEE BENEFIT PLANS. Except as set forth in Exhibit 2.14(a) or
Exhibit 2.14(d) attached hereto, there are no Benefit Plans (as defined below) maintained or contributed to by Target or any member of Target's controlled group under which Target, a Target Subsidiary or the Surviving Corporation could incur any material liability. A "Benefit Plan" shall constitute (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, together with all regulations thereunder ("ERISA"), even if, because of some other provision of ERISA, such plan is not subject to any or all of ERISA's provisions, and (ii) whether or not described in the preceding clause, (a) any pension, profit sharing, stock bonus, deferred or supplemental compensation, retirement, thrift, stock purchase or stock option plan, or any other compensation, welfare, fringe benefit or retirement plan, program, policy, understanding or arrangement of any kind whatsoever, whether formal or informal, oral or written, providing for benefits for or the welfare of any or all of the current or former employees or agents of Target or any Target Subsidiary or their beneficiaries or dependents, (b) a multi-employer plan as defined in Section 3(37) of ERISA, or (c) a multiple employer plan as defined in Section 413 of the Code.

     With respect to each Benefit Plan (where applicable): Target has made available to the Company complete and accurate copies of (i) all plan and trust texts and agreements, material insurance contracts and other material funding arrangements; (ii) annual reports on the Form 5500 series for the last year;
(iii) financial statements and/or annual and periodic accountings of plan assets for the last year; (iv) the most

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recent determination letter received from the Internal Revenue Service ("IRS");
(v) actuarial valuations for the last year; and (vi) the most recent summary plan description as defined in ERISA.

     Except as set forth in Exhibit 2.14(b) attached hereto, with respect to each Benefit Plan while maintained or contributed to by Target or a Target
Subsidiary: (i) if intended to qualify under Code Sections 401(a) or 403(a), such Benefit Plan has received a favorable determination letter from the IRS that it so qualifies, and its trust is exempt from taxation under Code Section 501(a) and nothing has since occurred to cause the loss of the Benefit Plan's qualification; (ii) such Benefit Plan has been administrated in substantial accordance with its terms and applicable Laws; (iii) to the knowledge of the Target, no event has occurred and there exist no circumstances under which Target, a Target Subsidiary or the Surviving Corporation would incur liability under ERISA, the Code or otherwise in addition to the payment of nondelinquent benefits, contributions and expenses currently contemplated by such Benefit Plans; (iv) no accumulated funding deficiency as defined in Code Section 412 has occurred or exists; (v) no non-exempt prohibited transaction as defined under ERISA and the Code has occurred; (vi) no reportable event as defined in Section 4043 of ERISA has occurred (excluding events for which the 30-day notice requirement has been waived); (vii) all contributions and premiums due have fully been made and paid on a timely basis; and (viii) all contributions made or required to be made under any Benefit Plan intended to be deductible meet the requirements for deductibility under the Code, and all contributions accrued prior to the Effective Time which have not been made have been properly recorded on the books of Target, except in the cases of clauses (iii) - (viii), above, for any deviations from the foregoing which do not or would not have a Target Material Adverse Effect.

     Neither Target nor any Target Subsidiary has any material liability, joint or otherwise, for any withdrawal liability (potential, contingent or otherwise) under Title IV of ERISA for a complete or partial withdrawal from any multi-employer plan by any member of a controlled group of employers (as used in ERISA) of which Target is or was a member.

     With respect to each Benefit Plan which is subject to Title IV of ERISA:
(i) except as disclosed in the Target Financial Statements (or footnotes thereto), as of the Effective Time, the market value of its assets (exclusive of any contribution due to such Benefit Plan) equals or exceeds the present value of benefit liabilities as of the latest actuarial evaluation date for such plan (but not earlier than 12 months prior to the date hereof), and since the last evaluation date, there have been no amendments to such plans that materially increase the present value of actuarial benefits nor any other material adverse changes in the funding status of such plan, and (ii) neither Target nor any Target Subsidiary has incurred nor is expected to incur any actual or contingent liability arising from a partial or complete plan termination, except in each case, for any deviations from the foregoing which do not or would not have a Target Material Adverse Effect.

     With respect to each Benefit Plan which is a welfare plan (as defined in ERISA Section 3(1)): (i) any liability for medical or death benefits with respect to current or former employees beyond their termination of employment (except as required by applicable Law) is set forth in the Target Financial Statements (or footnotes thereto) to the extent required to be so set forth by applicable accounting principles; (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan; (iii) except as set forth in Exhibit 2.14(c) attached hereto, no express term or provision of any such plan prohibits the amendment or termination thereof; and (iv) Target and the Target Subsidiaries have complied with Code Section 4980B, except, in each case, for any deviations from the foregoing which do not or would not have a Target Material Adverse Effect.

     Except as contemplated by Sections 1.6, 4.1 and 4.8 hereof and as set forth in Exhibit 2.14(d) attached hereto, the consummation of the Merger will not (i) entitle any individual to severance pay, or (ii) accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any individual.

     2.15 TAXES AND RETURNS. (a) Except as disclosed in Exhibit 2.15 attached hereto, Target and each of the Target Subsidiaries has timely filed, or caused to be timely filed, all federal, state, local and foreign income, gross receipts, sales, use, property, production, payroll, franchise, withholding, employment, social security, license, excise, transfer, gains, and other tax returns or reports required to be filed by it, and has paid or withheld, or caused to be paid or withheld, all taxes of any nature whatsoever, including any related

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penalties, interest and liabilities (any of the foregoing being referred to herein as a "Tax"), required to be paid or withheld, other than such Taxes for which adequate reserves in the Target Financial Statements have been established and which are being contested in good faith. Except as set forth in Exhibit 2.15 attached hereto, there are no claims or assessments pending against Target or any Target Subsidiary for any alleged deficiency in any Tax, and Target does not know of any threatened Tax claims or assessments against Target or any Target Subsidiary (other than those for which adequate reserves in the Target Financial Statements have been established). Neither Target nor any Target Subsidiary has made an election to be treated as a "consenting corporation" under Section 341(f) of the Code. Except as set forth in Exhibit 2.15 attached hereto, neither Target nor any of the Target Subsidiaries has made an election under Section 338 of the Code or has taken any action that would result in any tax liability of Target or any of the Target Subsidiaries as a result of a deemed election within the meaning of Section 338 of the Code. Except as set forth in Exhibit 2.15 attached hereto, as of the date of this Agreement, neither Target nor any Target Subsidiary has any waivers or extensions of any applicable statute of limitations to assess any Taxes. Except as set forth in Exhibit 2.15 attached hereto, as of the date of this Agreement, there are no outstanding requests by Target or a Target Subsidiary for any extension of time within which to file any return or within which to pay any Taxes shown to be due on any return. Except as set forth on Exhibit 2.15 attached hereto, as of the date of this Agreement, no taxing authority is conducting or has threatened or notified Target or any Target Subsidiary that it intends to conduct, an audit of any prior tax period of Target or any of its past or present subsidiaries. Except as disclosed in
Exhibit 2.15 attached hereto, to the knowledge of Target, no Target Subsidiary has ever been an "S" corporation under the Code.

          (b) A listing of all tax sharing agreements or similar arrangements with respect to or involving Target and the Target Subsidiaries is set forth in Exhibit 2.15 attached hereto.

          (c) Except as may be incurred pursuant to the agreements listed on Exhibits 2.14(d) or 2.23 attached hereto, and except as set forth in
     Exhibit 2.15 attached hereto, neither Target nor any of the Target Subsidiaries has made or become obligated to make, or will, as a result of the transactions contemplated by this Agreement, make or become obligated to make, any "excess parachute payment" as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof).

          (d) To Target's knowledge, neither Target nor any Target Subsidiary is or has been a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in
     Section 897(c)(1)(A)(ii) of the Code.

          (e) Except as provided in Exhibit 2.15 attached hereto, neither Target nor any Target Subsidiary is a person other than a United States person within the meaning of the Code.

          (f) Except as set forth on Exhibit 2.15 attached hereto, none of the material assets of Target or of any Target Subsidiary is property which Target or any Target Subsidiary is required to treat as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Code.

     2.16 LIABILITIES. From December 31, 1993 through the date of this Agreement, except as expressly disclosed in the Target Securities Filings or in
Exhibit 2.16 attached hereto and except as do not or would not have a Target Material Adverse Effect, as of the date of this Agreement, Target and the Target Subsidiaries do not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, whether or not of a kind required by generally accepted accounting principles to be set forth in a financial statement other than those incurred in the ordinary course of business and in an amount not in excess of $2,000,000 individually. Except as set forth on Exhibit
2.16 attached hereto or reflected in the Target Securities Filings, as of the date of this Agreement, neither Target nor the Target Subsidiaries have any material (i) obligations in respect of borrowed money, (ii) obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) obligations which would be required by generally accepted accounting principles to be classified as "capital leases," (iv) obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business

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and payable not more than twelve (12) months from the date of incurrence, and
(v) any guaranties of any obligations of any other person.

     2.17 ENVIRONMENTAL MATTERS. As of the date of this Agreement, (i) Target and the Target Subsidiaries are in compliance in all material respects with all applicable Environmental Laws (as hereinafter defined), (ii) there is no civil, criminal or administrative judgment, action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter pending or, to the knowledge of Target, threatened against Target, a Target Subsidiary or any of their properties pursuant to Environmental Laws, and (iii) except as set forth on Exhibit 2.17 attached hereto, there are no past or present Events which, as of the date of this Agreement, are reasonably expected to prevent compliance with, or which have given rise to or will give rise to liability under, Environmental Laws, except in each case, for such as do not or would not have a Target Material Adverse Effect. As used herein the term "Environmental Laws" shall mean Laws relating to pollution, waste control, the generation, presence or disposal of asbestos, hazardous or toxic wastes or substances, the protection of the environment, environmental activity or public health and safety.

     2.18 INTELLECTUAL PROPERTY. Exhibit 2.18 attached hereto sets forth a list of all patents, trademarks, service marks, trade names, copyrights, franchises and similar rights ("Intellectual Property") of or used by Target and the Target Subsidiaries, all applications for any of the foregoing and all permits, grants and licenses or other rights running to or from Target or any of the Target Subsidiaries relating to any of the foregoing that, with respect to each of the foregoing matters, are material to the business of Target and the Target Subsidiaries, taken as a whole. Except as set forth on Exhibit 2.18, (i) Target or one of the Target Subsidiaries, as indicated thereon, own, or are licensed to, or otherwise have, the right to use all Intellectual Property set forth thereon, (ii) the rights of Target and the Target Subsidiaries in the foregoing are, subject to the rights of any licensor thereof, free and clear of any liens or other encumbrances and restrictions and Target and the Target Subsidiaries have not received, as of the date of this Agreement, notice of any adversely-held Intellectual Property of any other person, or notice of any charge or claim of any person relating to such Intellectual Property or any process or confidential information of Target and the Target Subsidiaries ("Claim Notice"), except, in each case, for any deviations from the foregoing which do not or would not have a Target Material Adverse Effect. Target shall promptly notify, and shall cause the Target Subsidiaries to promptly notify, the Company of any Claim Notice received by Target or a Target Subsidiary after the date of this Agreement.

     2.19  REAL ESTATE.

          (a) Exhibit 2.19(a) attached hereto sets forth a true, correct and complete schedule as of the date of this Agreement of all real property owned by Target or any of the Target Subsidiaries. Target or one of the Target Subsidiaries, as indicated thereon, is the owner of fee title to the real property described on said Exhibit 2.19(a) and to all of the buildings, structures and other improvements located thereon free and clear of any mortgage, deed of trust, lien, pledge, security interest, claim, lease, charge, option, right of first refusal, easement, restrictive covenant, encroachment or other survey defect, encumbrance or other restriction or limitation except for the matters listed on said Exhibit 2.19(a) and any exceptions, encumbrances, restrictions or limitations which, individually or in the aggregate, do not or would not have a Target Material Adverse Effect.

          (b) Exhibit 2.19(b) attached hereto sets forth a true, correct and complete schedule as of the date of this Agreement of all material leases, subleases, licenses or other agreements under which Target or any of the Target Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property or improvements thereon (the "Target Real Property Leases"), which schedule sets forth the date of and parties to each Target Real Property Lease and the date of and parties to each amendment, modification and supplement thereto. Except for the matters listed on said Exhibit 2.19(b) and for such as do not or would not have a Target Material Adverse Effect, Target or a Target Subsidiary, as indicated thereon, holds the leasehold estate under and interest in each Target Real Property Lease free and clear of all liens, encumbrances and other rights of occupancy.

     2.20 CORPORATE RECORDS. The respective corporate record books of or relating to Target and each of the Target Subsidiaries made available to the Company by Target contain accurate and complete records of (i) all

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material corporate actions of the respective stockholders and directors (and committees thereof) of Target and the Target Subsidiaries, (ii) the Certificate and/or Articles of Incorporation, Bylaws and/or other governing instruments, as amended, of Target and the Target Subsidiaries, and (iii) the issuance and transfer of stock of Target and the Target Subsidiaries. Except as set forth on
Exhibit 2.20 attached hereto, neither Target nor any Target Subsidiary has any of its material records or information recorded, stored, maintained or held off the premises of Target and the Target Subsidiaries.

     2.21 TITLE TO AND CONDITION OF PERSONAL PROPERTY. Target and each of the Target Subsidiaries have good and marketable title to, or a valid leasehold interest in, all material items of personal property reflected in the Target Financial Statements dated March 31, 1994, or currently used in the operation of their business, and such property or leasehold interests are free and clear of all liens, claims, charges, security interests, options, or other title defects or encumbrances, except for property disposed of in the ordinary course since the date thereof consistent with the provisions of Section 2.9, above, and such exceptions to title and liens, claims, charges, security interests, options, title defects or encumbrances which do not or would not have a Target Material Adverse Effect. As of the date of this Agreement, such personal property is in good operating condition and repair (ordinary wear and tear excepted), is suitable for the use to which the same is customarily put by Target or any Target Subsidiary, is free from defects and is of a quality and quantity presently usable in the ordinary course of the operation of the business of Target and the Target Subsidiaries, except for instances which do not or would not have a Target Material Adverse Effect.

     2.22 NO ADVERSE ACTIONS. As of the date of this Agreement, there is no existing, pending or, to the knowledge of Target, threatened termination, cancellation, limitation, modification or change in the business relationship of Target or any of the Target Subsidiaries, with any supplier, customer or other person except those which do not or would not have a Target Material Adverse Effect. None of Target, any Target Subsidiary or, to the knowledge of Target, any director, officer, agent, employee or other person acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials.

     2.23 LABOR MATTERS. Except as set forth on Exhibit 2.23 attached hereto, neither Target nor any of the Target Subsidiaries has any material obligations, contingent or otherwise, under any employment or consulting agreement, collective bargaining agreement or other contract with a labor union or other labor or employee group. To the knowledge of Target, as of the date of this Agreement, there are no efforts presently being made or threatened by or on behalf of any labor union with respect to the unionizing of employees of Target or any Target Subsidiary. As of the date of this Agreement, there is no unfair labor practice complaint against Target or any Target Subsidiary pending or, to the knowledge of Target, threatened before the National Labor Relations Board; there is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of Target, threatened against or involving Target or any Target Subsidiary; no representation question exists respecting the employees of Target or any Target Subsidiary; no grievance or internal or informal complaint exists, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; no collective bargaining agreement is currently being negotiated by Target or any Target Subsidiary; and neither Target nor any Target Subsidiary is experiencing any work stoppage, strike or slowdown, except, as to each of the foregoing, for matters which do not or would not have a Target Material Adverse Effect.

     2.24 INSURANCE. As of the date of this Agreement, neither Target nor any of the Target Subsidiaries has received notice of default under, or intended cancellation or nonrenewal of, any material policies of insurance which insure the properties, business or liability of Target and the Target Subsidiaries, nor has Target or any Target Subsidiary been refused any insurance for material coverage by an insurance carrier to which it has applied for insurance.

     2.25 FAIRNESS OPINIONS. Target's Board of Directors has received from its financial advisors, Hambrecht & Quist Incorporated and Chemical Securities, Inc., opinions to the effect that the Merger Consideration is fair to the holders of the Target Shares from a financial point of view.

     2.26 SCI RELATIONSHIP. The only transactions between Target or any of the Target Subsidiaries and Southwest Communications, Inc., a Delaware corporation ("SCI"), are under the two agreements identified in Exhibit 2.26 attached hereto ("SCI Agreements"). The only services or equipment provided to SCI by Target or a Target Subsidiary or by SCI to Target or a Target Subsidiary, and the only obligations of SCI to Target or a Target Subsidiary or of Target or a Target Subsidiary to SCI, are as set forth in the SCI Agreements.

     2.27 DISCLOSURE. All information and documents provided prior to the date of this Agreement, and all information and documents subsequently provided, to the Company or its representatives by or on behalf of Target are or contain, or will be or will contain as to subsequently provided information or documents, true, accurate and complete information in all material respects with respect to the subject matter thereof and are, or will be as to subsequently provided information or documents, reasonably responsive to any specific request made by or on behalf of the Company or its representatives.

                                  ARTICLE III

                        REPRESENTATIONS, WARRANTIES AND
                        CERTAIN COVENANTS OF THE COMPANY
                           AND ACQUISITION SUBSIDIARY

     Except as expressly set forth in the Exhibits attached hereto, the Company represents, warrants and/or covenants to and with Target as follows:

     3.1 ORGANIZATION AND GOOD STANDING. The Company and each of its subsidiaries, including Acquisition Subsidiary, (the "Company Subsidiaries") that is an active and operating Company Subsidiary (the "Active Company Subsidiaries") is a corporation or limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each of the Active Company Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not or would not have a material adverse effect on the business, assets (including, but not limited to, intangible assets), condition (financial or otherwise), properties (including, but not limited to, intangible properties), liabilities or the results of operations of the Company and the Company Subsidiaries taken as a whole ("Company Material Adverse Effect;" it being understood and expressly acknowledged by the Target that, for any and all purposes of this Agreement, under no circumstances shall any action or other event or matter to the extent permitted or contemplated by the provisions of this Agreement, constitute, or be deemed to have caused, a Company Material Adverse Effect). Exhibit 3.1 attached hereto contains a complete and accurate list of the jurisdictions of incorporation or organization and qualification or license of the Company and the Company Subsidiaries as of the date of this Agreement. The Company has heretofore made available to Target accurate and complete copies of the Certificates or Articles of Incorporation and Bylaws, or equivalent governing instruments, as currently in effect, of the Company and each of the Active Company Subsidiaries.

     3.2 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 500,000,000 shares of the Company Stock, and 50,000,000 shares of preferred stock, par value $.01 per share (the "Company Preferred Stock"). As of July 25, 1994, (a) 121,029,760 shares of the Company Stock were issued and outstanding, and (b) 10,896,785 shares of Series 1 and 2,000,000 shares of Series 2 Company Preferred Stock were authorized, issued and outstanding. No other capital stock of the Company is authorized or issued. All issued and outstanding shares of the Company Stock and the Company Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable securities laws and regulations. Except as set forth in Exhibit 3.2 attached hereto, as of the date of this Agreement, there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of the

Company, and there is no authorized or outstanding security convertible into or exchangeable for any such capital stock or other security. Except for the restrictions pursuant to the Credit Agreement dated as of December 4, 1992, as amended, by and among the Company and the Lenders, Co-Agents and Administrative Agent identified therein (the "Credit Agreement"), and the Note Agreements dated as of December 4, 1992, by and among the Company and the Purchasers identified therein (the "Note Agreements"), there are no restrictions upon the transfer or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of the Company and the Company Subsidiaries or the ownership thereof other than those, if any, imposed by the Securities Act, the Securities Exchange Act, applicable state securities laws or other applicable Law.

     3.3 SUBSIDIARIES. Exhibit 3.1 attached hereto sets forth the percentages of outstanding capital stock or other interests held, directly or indirectly, by the Company with respect to each Company Subsidiary as of the date of this Agreement. All of the capital stock and other interests of the Active Company Subsidiaries so held by the Company are owned by it or an Active Company Subsidiary, free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto. All of the outstanding shares of capital stock in each of the Active Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable securities laws and regulations. There are no irrevocable proxies or similar obligations with respect to such capital stock of the Active Company Subsidiaries and no equity securities or other interests of any of the Active Company Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, right to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any Active Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Active Company Subsidiary is bound to issue additional shares of its capital stock, or options, warrants, or rights to purchase or acquire any additional shares of capital stock or securities convertible into or exchangeable for such shares. Neither the Company nor any of its subsidiaries beneficially owns, directly or indirectly, more than 30 shares of the capital stock of Target.

     3.4 AUTHORIZATION; BINDING AGREEMENT. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly authorized by the Board of Directors of the Company and Acquisition Subsidiary, and, subject to compliance with the fiduciary duties of the Company's directors under applicable Law as advised by Bryan Cave, or other reputable counsel to the Company, no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger (other than the requisite approval by the shareholders of the Company of the issuance of the Company Stock pursuant to the Merger). This Agreement has been duly and validly executed and delivered by each of the Company and Acquisition Subsidiary and constitutes the legal, valid and binding agreement of each of the Company and Acquisition Subsidiary, enforceable against each of the Company and Acquisition Subsidiary in accordance with its terms, subject to the Enforceability Exceptions.

     3.5 GOVERNMENTAL APPROVALS. No Consent from or with any Governmental Authority on the part of the Company or any of the Company Subsidiaries is required in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby or thereby other than (i) filings with the SEC, state securities laws administrators and the NASD, (ii) Consents from or with Governmental Authorities, (iii) filings under the HSR Act, and (iv) those Consents that, if they were not obtained or made, do not or would not have a Company Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations set forth herein or to consummate the transactions contemplated hereby.

     3.6 NO VIOLATIONS. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by the Company with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Certificate and/or Articles of Incorporation or Bylaws or other governing instruments of the Company or any of the Company Subsidiaries, (ii) except for Consents under the Credit Agreement and the Note Agreements, require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required by the Company or any Company Subsidiary, as applicable) under any of the terms, conditions or provisions of any Company Material Contract (as hereinafter defined) or other obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their properties or assets may be bound,
(iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of the Company or any Company Subsidiary, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in
Section 3.5, above, contravene any Law currently in effect to which the Company or any Company Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii), (iii) and (iv), above, for any deviations from the foregoing which do not or would not have a Company Material Adverse Effect.

     3.7 SECURITIES FILINGS AND LITIGATION. The Company has made available to Target true and complete copies of (i) its Annual or Transition Reports on Form 10-K, as amended, for the years ended December 31, 1991, 1992 and 1993 or periods included therein, as filed with the SEC, (ii) its proxy statements relating to all of the meetings of shareholders (whether annual or special) of the Company and the Company Subsidiaries since January 1, 1991, and on or before the date hereof, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by the Company with the SEC since January 1, 1991, and on or before the date hereof. The reports and statements set forth in clauses (i) through (iii), above, are referred to collectively as the "Company Securities Filings"). As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the Company Securities Filings (including all schedules thereto and disclosure documents incorporated by reference therein), contained or, as to Company Securities Filings subsequent to the date hereof, will contain any untrue statement of a material fact or omitted or, as to Company Securities Filings subsequent to the date hereof, will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company Securities Filings at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to Company Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable. As of the date of this Agreement, there is no Litigation pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, any officer, director, employee or agent thereof, in his or her capacity as such, or otherwise relating to the Company, any Company Subsidiary or the securities of any of them, or any properties or rights of the Company or any of the Company Subsidiaries, which is required to be described in any Company Securities Filing that is not so described. No event has occurred as a consequence of which the Company would be required to file a Current Report on Form 8-K pursuant to the requirements of the Securities Exchange Act as to which such a report has not been timely filed with the SEC.

     3.8 COMPANY FINANCIAL STATEMENTS. The consolidated balance sheets as of December 31, 1993, 1992 and 1991, and the consolidated income statements and consolidated statements of stockholders' equity and of cash flows for the fiscal years then ended and the consolidated balance sheet, consolidated income statement and consolidated statements of shareholders' equity and of cash flows at and for the period ended March 31, 1994, of the Company and the Company Subsidiaries included, in each case, in the Company Securities Filings (the "Company Financial Statements") have been provided to Target. The Company Financial Statements fairly present (including, but not limited to, the inclusion of all adjustments with respect to interim periods which are necessary to present fairly the financial condition and assets and liabilities or the results of operations of the Company and the Company Subsidiaries on a consolidated basis) the financial condition and assets and liabilities or the results of operations of the Company and the Company Subsidiaries as of the dates and for the periods indicated on a consolidated basis. Except as noted thereon, the Company Financial Statements were prepared in accordance with generally accepted accounting principles applicable to the business of the Company and the Company Subsidiaries consistently applied in accordance with past accounting practices. Except as reflected in the Company Financial Statements, as of their respective dates, neither the Company nor any Company Subsidiary had any debts, obligations, guaranties of obligations of others or liabilities (contingent or otherwise) that would be required in accordance with generally accepted accounting principles to be disclosed in the Company Financial Statements. The Company shall provide to

Target as promptly as practicable copies of the consolidated balance sheets, consolidated income statements and consolidated statements of shareholders' equity and of cash flows of the Company and the Company Subsidiaries (a) for any fiscal quarter or year ending after March 31, 1994, which quarterly or annual statements shall be prepared in conformity with generally accepted accounting principles applicable to the business of the Company and the Company Subsidiaries (except to the extent necessary to comply with the requirements of the SEC applicable to the financial statements to be included in the Company's Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K under the Securities Exchange Act, as applicable), and (b) as and to the extent prepared in the ordinary course for the Company's internal management purposes, for any month ending after March 31, 1994 (together with supporting consolidating financial statements), which monthly statements shall be prepared in conformity with the Company's past practices with regard thereto, and shall fairly present the financial condition and assets and liabilities or the results of operations of the Company and the Company Subsidiaries, as of the dates and for the periods indicated. Target acknowledges that the interim financial statements referred to in clause (b) above will not include any footnotes and will be subject to adjustment in the ordinary course.

     3.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Company Securities Filings, since December 31, 1993, through the date of this Agreement, there has not been: (i) any Event that has had or would have a Company Material Adverse Effect; (ii) any declaration, payment or setting aside for payment of any dividend (except to the Company or a Company Subsidiary or required dividends on outstanding preferred stock) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of the Company or any Company Subsidiary; (iii) any return of any capital or other distribution of assets to shareholders of the Company or any Company Subsidiary (except to the Company or a Company Subsidiary); (iv) other than in the ordinary course or in an amount not in excess of $35,000,000 individually or $70,000,000 in the aggregate, any investment of a capital nature by the Company or any Company Subsidiary by the purchase of any property or assets; (v) any acquisition (by merger, consolidation or acquisition of stock or assets) of any person or business involving a purchase price in excess of $150,000,000; (vi) other than in the ordinary course, any sale, disposition or other transfer of assets or properties of the Company or any Company Subsidiary having a net book value in excess of $5,000,000 individually or $20,000,000 in the aggregate; (vii) any material change in accounting methods or practices or any change in depreciation or amortization policies or rates of depreciation or amortization applicable to the Company or a Company Subsidiary; (viii) any agreement by the Company or any Company Subsidiary to take any action that would require the Company or a Company Subsidiary to violate Section 5.1 of this Agreement; or (ix) any failure by the Company or any Company Subsidiary to conduct its business in the ordinary course consistent with past practice.

     3.10 COMPLIANCE WITH LAWS. The business of the Company and each Company Subsidiary has been operated in compliance with all Laws and all tariffs, rules and regulations of local exchange carriers and inter-exchange carriers applicable thereto, except for any instances of non-compliance which do not or would not have a Company Material Adverse Effect. Without limiting the generality of the foregoing, neither the Company nor any Company Subsidiary has engaged in carrying transit or indirect traffic in violation of applicable Laws which violation would have a Company Material Adverse Effect.

     3.11 PERMITS. (i) the Company and the Company Subsidiaries have all permits, certificates, licenses, approvals, tariffs and other authorizations required in connection with the operation of their business (collectively, "Company Permits"), (ii) neither the Company nor any Company Subsidiary is in violation of any Company Permit, and (iii) no proceedings are pending or, to the knowledge of the Company, threatened, to revoke or limit any material Company Permit, except, in the case of clause (i) or (ii) above, those the absence or violation of which do not or would not have a Company Material Adverse Effect.

     3.12 FINDERS AND INVESTMENT BANKERS. Neither the Company nor any of its officers or directors has employed any broker or finder other than The Breckenridge Group, Inc. or otherwise incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

     3.13 CONTRACTS. Neither the Company nor any Company Subsidiary is a party to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal ("Com-pany Material Contract") required to be described in or filed as an exhibit to any Company Securities Filing that is not described in or filed as required by the Securities Act or the Securities Exchange Act, as the case may be. The Company has made available to Target true and accurate copies of the Company Material Contracts as included in the Company Securities Filings. As of the date of this Agreement, and to the Company's knowledge, all such Company Material Contracts are valid and binding and are in full force and effect and enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. As of the date of this Agreement, except as referenced in this Agreement and for such as do not or would not have a Company Material Adverse Effect, (i) no Consent of any person is needed in order that such Company Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the Merger, and (ii) except for such as do not or would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is in violation or breach of or default under any such Company Material Contract, nor to the Company's knowledge is any other party to any such Company Material Contract in violation or breach of or default under any such Company Material Contract.

     3.14 EMPLOYEE BENEFIT PLANS. With respect to each Benefit Plan maintained or contributed to by the Company or any member of the Company's controlled group under which the Company or a Company Subsidiary could incur any material liability ("Company Benefit Plan") (where applicable): the Company has made available to Target complete and accurate copies of (i) all plan and trust texts and agreements, material insurance contracts and other material funding arrangements; (ii) annual reports on the Form 5500 series for the last year;
(iii) financial statements and/or annual and periodic accountings of plan assets for the last year; (iv) the most recent determination letter received from the IRS; (v) actuarial valuations for the last year; and (vi) the most recent summary plan description as defined in ERISA.

     With respect to each Company Benefit Plan while maintained or contributed to by the Company or a Company Subsidiary: (i) if intended to qualify under Code Sections 401(a) or 403(a), such Company Benefit Plan has received a favorable determination letter from the IRS that it so qualifies, and its trust is exempt from taxation under Code Section 501(a) and nothing has since occurred to cause the loss of the Company Benefit Plan's qualification; (ii) such Company Benefit Plan has been administrated in substantial accordance with its terms and applicable Laws; (iii) to the knowledge of the Company, no event has occurred and there exist no circumstances under which the Company or a Company Subsidiary would incur liability under ERISA, the Code or otherwise in addition to the payment of nondelinquent benefits, contributions and expenses currently contemplated by such Benefit Plans; (iv) no accumulated funding deficiency as defined in Code Section 412 has occurred or exists; (v) no non-exempt prohibited transaction as defined under ERISA and the Code has occurred; (vi) no reportable event as defined in Section 4043 of ERISA has occurred (excluding events for which the 30-day notice requirement has been waived); (vii) all contributions and premiums due have fully been made and paid on a timely basis; and (viii) all contributions made or required to be made under any Company Benefit Plan intended to be deductible meet the requirements for deductibility under the Code, and all contributions accrued prior to the Effective Time which have not been made have been properly recorded on the books of the Company, except in the cases of clauses (iii) - (viii), above, for any deviations from the foregoing which do not or would not have a Company Material Adverse Effect.

     Neither the Company nor any Company Subsidiary has any material liability, joint or otherwise, for any withdrawal liability (potential, contingent or otherwise) under Title IV of ERISA for a complete or partial withdrawal from any multi-employer plan by any member of a controlled group of employers (as used in ERISA) of which the Company is or was a member.

     With respect to each Company Benefit Plan which is subject to Title IV of
ERISA: (i) except as disclosed in the Company Financial Statements (or footnotes thereto), as of the Effective Time, the market value of its assets (exclusive of any contribution due to such Company Benefit Plan) equals or exceeds the present value of benefit liabilities as of the latest actuarial evaluation date for such plan (but not earlier than 12 months prior to the date hereof), and since the last evaluation date, there have been no amendments to such plans that materially increase the present value of actuarial benefits nor any other material adverse changes in the funding status of such plan, and (ii) neither the Company nor any Company Subsidiary has incurred nor is expected to incur any actual or contingent liability arising from a partial or complete plan termination, except in each case, for any deviations from the foregoing which do not or would not have a Company Material Adverse Effect.

     With respect to each Company Benefit Plan which is a welfare plan (as defined in ERISA Section 3(1)): (i) any liability for medical or death benefits with respect to current or former employees beyond their termination of employment (except as required by applicable Law) is set forth in the Company Financial Statements (or footnotes thereto) to the extent required to be so set forth by applicable accounting principles; (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan; and (iii) the Company and the Company Subsidiaries have complied with Code Section 4980B, except in each case, for any deviations from the foregoing which do not or would not have a Company Material Adverse Effect.

     3.15 TAXES AND RETURNS. (a) Except as disclosed in Exhibit 3.15 attached hereto, the Company and each of the Company Subsidiaries has timely filed, or caused to be timely filed, all Tax returns or reports required to be filed by it, and has paid or withheld, or caused to be paid or withheld, all Taxes required to be paid or withheld, other than such Taxes for which adequate reserves in the Company Financial Statements have been established and which are being contested in good faith, except for any deviations from the foregoing which do not or would not have a Company Material Adverse Effect. Other than matters which do not or would not have a Company Material Adverse Effect, there are no claims or assessments pending against the Company or any Company Subsidiary for any alleged deficiency in any Tax, and the Company does not know of any threatened Tax claims or assessments against the Company or any Company Subsidiary (other than those for which adequate reserves in the Company Financial Statements have been established). Except as set forth in Exhibit 3.15 attached hereto, as of the date of this Agreement, neither the Company nor any Company Subsidiary has any waivers or extensions of any applicable statute of limitations to assess any Taxes. Except as set forth in Exhibit 3.15 attached hereto, as of the date of this Agreement, there are no outstanding requests by the Company or a Company Subsidiary for any extension of time within which to file any return or within which to pay any Taxes shown to be due on any return. Except as set forth on Exhibit 3.15 attached hereto, as of the date of this Agreement, no taxing authority is conducting or has threatened or notified the Company or any Company Subsidiary that it intends to conduct, an audit of any prior tax period of the Company or any of its past or present subsidiaries.

     3.16 LIABILITIES. From December 31, 1993 through the date of this Agreement, except as expressly disclosed in the Company Securities Filings and except as do not or would not have a Company Material Adverse Effect, as of the date of this Agreement, the Company and the Company Subsidiaries do not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, whether or not of a kind required by generally accepted accounting principles to be set forth in a financial statement other than those incurred in the ordinary course of business. Except as reflected in the Company Securities Filings, as of the date of this Agreement, neither the Company nor the Company Subsidiaries have any material (i) obligations in respect of borrowed money,
(ii) obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) obligations which would be required by generally accepted accounting principles to be classified as "capital leases," (iv) obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and payable not more than twelve (12) months from the date of incurrence, and (v) any guaranties of any obligations of any other person.

     3.17 ENVIRONMENTAL MATTERS. As of the date of this Agreement, (i) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, (ii) there is no civil, criminal or administrative judgment, action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter pending or, to the knowledge of the Company, threatened against the Company, a Company Subsidiary or any of their properties pursuant to Environmental Laws, and (iii) there are no past or present Events which, as of the date of this Agreement, are reasonably expected to prevent compliance with, or which have given rise to or will give rise to liability under, Environmental Laws, except in each case, for such as do not or would not have a Company Material Adverse Effect.

     3.18 INTELLECTUAL PROPERTY. The Company or one of the Company Subsidiaries own, or are licensed to, or otherwise have, the right to use all Intellectual Property used by the Company or a Company Subsidiary, and the rights of the Company and the Company Subsidiaries in such Intellectual Property are, subject to the rights of any licensor thereof, free and clear of any liens or other encumbrances and restrictions and the Company and the Company Subsidiaries have not received, as of the date of this Agreement, any Claim Notice relating to such Intellectual Property or any process or confidential information of the Company and the Company Subsidiaries, except for any deviations from the foregoing which do not or would not have a Company Material Adverse Effect. The Company shall promptly notify, and shall cause the Company Subsidiaries to promptly notify, Target of any Claim Notice received by the Company or a Company Subsidiary after the date of this Agreement.

     3.19 CORPORATE RECORDS. The respective corporate record books of or relating to the Company and each of the Company Subsidiaries made available to Target by the Company contain accurate and complete records of (i) all material corporate actions of the respective shareholders and directors (and committees thereof) of the Company and the Company Subsidiaries, (ii) the Certificate and/or Articles of Incorporation, Bylaws and/or other governing instruments, as amended, of the Company and the Company Subsidiaries, and (iii) the issuance and transfer of stock of the Company and the Company Subsidiaries.

     3.20 TITLE TO AND CONDITION OF PROPERTY. The Company and each of the Company Subsidiaries have good and marketable title to, or a valid leasehold interest in, any real property and all material items of personal property reflected in the Company Financial Statements dated March 31, 1994, or currently used in the operation of their business, and such property or leasehold interests are free and clear of all liens, claims, charges, security interests, options, or other title defects or encumbrances, except for property disposed of in the ordinary course since the date thereof and such exceptions to title and liens, claims, charges, security interests, options, title defects or encumbrances which do not or would not have a Company Material Adverse Effect. As of the date of this Agreement, such personal property is in good operating condition and repair (ordinary wear and tear excepted), is suitable for the use to which the same is customarily put by the Company or any Company Subsidiary, is free from defects and is of a quality and quantity presently usable in the ordinary course of the operation of the business of the Company and the Company Subsidiaries, except for instances which do not or would not have a Company Material Adverse Effect.

     3.21 NO ADVERSE ACTIONS. As of the date of this Agreement, there is no existing, pending or, to the knowledge of the Company, threatened termination, cancellation, limitation, modification or change in the business relationship of the Company or any of the Company Subsidiaries, with any supplier, customer or other person except those which do not or would not have a Company Material Adverse Effect. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials.

     3.22 LABOR MATTERS. Neither the Company nor any of the Company Subsidiaries has any material obligations, contingent or otherwise, under any employment or consulting agreement, collective bargaining agreement or other contract with a labor union or other labor or employee group. To the knowledge of the Company, as of the date this Agreement, there are no efforts presently being made or threatened by or on behalf of any labor union with respect to the unionizing of employees of the Company or any Company Subsidiary. As of the date of this Agreement, there is no unfair labor practice complaint against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened before the National Labor Relations Board; there is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or involving the Company or any Company Subsidiary; no representation question exists respecting the employees of the Company or any Company Subsidiary; no grievance or internal or informal complaint exists, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; no collective bargaining agreement is currently being negotiated by the Company or any Company Subsidiary; and neither the Company nor any Company Subsidiary is experiencing any work stoppage, strike or slowdown, except as to each of the foregoing, for matters which do not or would not have a Company Material Adverse Effect.

     3.23 INSURANCE. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received notice of default under, or intended cancellation or nonrenewal of, any material policies of insurance which insure the properties, business or liability of the Company and the Company Subsidiaries, nor has the Company or any Company Subsidiary been refused any insurance for material coverage by an insurance carrier to which it has applied for insurance.

     3.24 FAIRNESS OPINION. The Company's Board of Directors has received from its financial advisors, The Breckenridge Group, Inc., an opinion to the effect that the Merger Consideration is fair to the Company from a financial point of view.

     3.25 DISCLOSURE. All information and documents provided prior to the date of this Agreement, and all information and documents subsequently provided, to Target or its representatives by or on behalf of the Company are or contain, or will be or will contain as to subsequently provided information or documents, true, accurate and complete information in all material respects with respect to the subject matter thereof and are, or will be as to subsequently provided information or documents, reasonably responsive to any specific request made by or on behalf of Target or its representatives.

                                   ARTICLE IV

                         ADDITIONAL COVENANTS OF TARGET

     Target represents, covenants and agrees as follows:

     4.1 CONDUCT OF BUSINESS OF TARGET AND TARGET SUBSIDIARIES. Except as expressly contemplated by this Agreement, during the period from the date hereof to the Effective Time, Target shall conduct, and it shall cause the Target Subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, subject to the limitations contained in this Agreement, and Target shall, and it shall cause the Target Subsidiaries to, use its or their reasonable business efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons with whom it does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, after the date hereof and prior to the Effective Time, neither Target nor any Target Subsidiary will, without the prior written consent of the Company:

          (i) amend or propose to amend its Certificate or Articles of Incorporation or Bylaws (or comparable governing instruments);

          (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of Target or any Target Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of Target or any Target Subsidiary, except for the issuance of shares of Target Common Stock pursuant to the exercise of stock options or warrants or the conversion of convertible securities outstanding on the date hereof or issuable pursuant to Target's 401(k) Savings and Retirement Plan in accordance with their present terms, and except that Target may, after giving prior notice to the Company, adopt and implement a stockholder rights plan pursuant to which rights to purchase shares of the capital stock or other securities of Target or any Target Subsidiary may be distributed to Target's stockholders in the event that any person shall acquire in excess of a designated number of shares of Target Common Stock (provided, however, that such plan is not inconsistent with Target's fulfillment of its obligations under this Agreement);

          (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities, other than dividends or distributions to Target or a Target Subsidiary;

          (iv) except, in each case (other than clause (d) and, in the case of clause (e), subject to Section 4.1(x) below), in the ordinary course of business consistent with past practice, (a) except for debt (including, but not limited to, obligations in respect of capital leases) not in excess of $5,000,000 in the aggregate for all entities combined, create, incur or assume any short-term debt, long-term debt or obligations in respect of capital leases; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person, except for obligations permitted by this Agreement of any wholly owned subsidiary of Target in the ordinary course of business consistent with past practice; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel or business advances to employees and currently committed capital expenditures not in excess of $2,000,000 individually or $20,000,000 in the aggregate, as disclosed to the Company in Target's capital budgets); (d) acquire the stock or assets of, or merge or consolidate with, any other person; or (e) enter into any material contractual liability or obligation (absolute, accrued, contingent or otherwise);

          (v) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any material assets or properties, real, personal or mixed;

          (vi) increase in any manner the compensation of any of its officers or employees other than increases required pursuant to the Target Material Contracts or any contract or agreement listed on Exhibit 2.23 attached hereto in accordance with their terms in effect on the date hereof and increases in the ordinary course of business consistent with past practice not in excess on an individual basis of the lesser of 10% of the current compensation of such individual or $10,000 per annum, or enter into, establish or amend any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate, except in each case, in the ordinary course of business consistent with past practice, and except, again in each case, that (a) Target may compromise or settle its obligations under any existing employment agreements by payment of not more than $13,000,000 in the aggregate to its employees as previously disclosed to the Company, and (b) Target may pay bonuses to its key employees in the amounts listed on the letter of even date herewith delivered by Target to the Company, as Target deems necessary in order to encourage such employees to continue their employment from the date hereof until the Effective Time, payable only if such employment so continues, and the Company acknowledges and agrees that none of the foregoing shall be deemed to constitute a Target Material Adverse Effect;

          (vii) make any elections with respect to Taxes that are inconsistent with the prior elections reflected in the Target Financial Statements as of and for the period ended December 31, 1993;

          (viii) compromise, settle, grant any waiver or release relating to or otherwise adjust any Litigation, except routine Litigation in the ordinary course of business consistent with past practice, involving no payment or a payment not in excess of $100,000 individually or $500,000 when aggregated with all such payments for all entities combined;

          (ix) enter into any lease or amend any lease of real property;

          (x) enter into or amend any agreement or transaction (a) pursuant to which the aggregate financial obligation of Target or a Target Subsidiary or the value of the services to be provided could exceed $1,000,000, (b) having a term of more than 12 months and pursuant to which the aggregate financial obligation of Target or a Target Subsidiary or the value of the services to be provided could exceed $50,000 per year, or (c) which is not terminable upon no more than 30 days' notice by Target or the Target Subsidiary involved without penalty in excess of $500,000 individually or $1,000,000 when aggregated with the penalties under all such agreements or transactions;

          (xi) change any accounting practices reflected in the Target Financial Statements as of and for the period ended May 31, 1994, except as required by generally accepted accounting principles or Laws as agreed to or requested by Target's auditors after consultation with the Company's auditors;

          (xii) prior to making any significant decision required or permitted to be made by Target under the terms of its Certificate of Incorporation, Bylaws or indemnification agreements in respect to the indemnification of any person who may become an Indemnified Party under Section 5.12 hereof, Target shall consult with the Company concerning such decision; and Target shall not take any action in bad faith which materially increases the obligations of Target or the Company pursuant to said Section 5.12; or

          (xiii) agree, commit or arrange to do any of the foregoing.

     Furthermore, Target covenants, represents and warrants that from and after the date hereof, unless the Company shall otherwise expressly consent in writing, and except for any deviations from the following that do not or would not have a Target Material Adverse Effect, Target shall, and Target shall cause each Target Subsidiary to, use its or their reasonable business efforts to:

             (i) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it;

             (ii) pay all accounts payable and other obligations, when they become due and payable, in the ordinary course of business consistent with past practice and with the provisions of this Agreement, except if the same shall be contested in good faith, and, in the case of the failure to pay any material accounts payable or other obligations which shall be contested in good faith, only after consultation with the Company; and

             (iii) comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all Target Permits necessary for, or otherwise material to, such business.

     4.2 NOTIFICATION OF CERTAIN MATTERS. Target shall give prompt notice to the Company if any of the following occur after the date hereof but prior to the Effective Time: (i) any notice of, or other communication relating to, a default or Event which, with notice or lapse of time or both, would become a default under any Target Material Contract which could have a Target Material Adverse Effect; (ii) receipt of any notice or other communication from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement; (iii) receipt of any material notice or other communication from any regulatory authority (including, but not limited to, the NASD or any securities exchange) in connection with the transactions contemplated by this Agreement; (iv) the occurrence of an Event which would have a Target Material Adverse Effect; (v) the commencement or threat of any Litigation involving or affecting Target or any Target Subsidiary, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of Target or any Target Subsidiary which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the Merger or any material development in connection with any Litigation disclosed or required to be disclosed by Target in or pursuant to this Agreement or the Target Securities Filings; and (vi) the occurrence of any Event that would cause a breach by Target of any provision of this Agreement or a Target Ancillary Agreement or that, if such Event had occurred on the date hereof, would have been required to have been disclosed in this Agreement.

     4.3 ACCESS AND INFORMATION. Between the date of this Agreement and the Effective Time, Target and the Target Subsidiaries will give the Company and its authorized representatives (including, without limitation, financial advisors, accountants and legal counsel) at all reasonable times reasonable access to all plants, offices, warehouses and other facilities and, subject to applicable Law and compliance with contractual obligations, as to which the Company has been advised by Target, to all contracts, agreements, commitments, books and records (including, but not limited to, tax returns) of Target and the Target Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish the Company with (a) such financial and operating data and other information with respect to the business and properties of Target and the Target Subsidiaries as the Company may from time to time reasonably request, and
(b) a copy of each report, schedule and other document filed or received by Target or any Target Subsidiary pursuant to the requirements of applicable securities laws or the NASD or applicable securities exchange.

     4.4 STOCKHOLDER APPROVAL. As soon as practicable, Target will take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby. Subject to directors' fiduciary obligations under applicable Law as advised by O'Melveny & Myers or Richards, Layton & Finger, or other reputable counsel to Target, the Board of Directors of Target
(i) will recommend to the stockholders of Target that they adopt this Agreement and approve the transactions contemplated hereby, and (ii) will use reasonable business efforts to obtain any necessary adoption and approval by Target's stockholders of this Agreement and the transactions contemplated hereby.

     4.5 REASONABLE BUSINESS EFFORTS. Subject to directors' fiduciary obligations under applicable Law as advised by O'Melveny & Myers or Richards, Layton & Finger, or other reputable counsel to Target, and the terms and conditions herein provided, Target agrees to use reasonable business efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the transactions contemplated by this Agreement including, but not limited to (i) obtaining the Consent of Target's lenders and others to this Agreement and the transactions contemplated hereby,
(ii) the defending of any Litigation against Target or any Target Subsidiary challenging this Agreement or the consummation of the transactions contemplated hereby, (iii) obtaining all Consents from Governmental Authorities required for the consummation of the Merger and the transactions contemplated thereby, and
(iv) timely making all necessary filings under the HSR Act. Subject to directors' fiduciary obligations under applicable Law as advised by O'Melveny & Myers or Richards, Layton & Finger, or other reputable counsel to Target, and upon the terms and subject to the conditions hereof, Target agrees to use reasonable business efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions of the closing set forth herein. Target will consult with counsel for the Company as to, and will permit such counsel to participate in, at the Company's expense, any Litigation referred to in clause (ii) above brought against or involving Target or any Target Subsidiary.

     4.6 PUBLIC ANNOUNCEMENTS. So long as this Agreement is in effect, Target shall not, and shall cause its affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger or the transactions contemplated by this Agreement without the consent of the Company, except where such release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, the NASD, in which case Target, prior to making such announcement, shall consult with the Company regarding the same.

     4.7 COMPLIANCE. In consummating the Merger and the transactions contemplated hereby, Target shall comply in all material respects with the provisions of the Securities Exchange Act and the Securities Act and the rules and regulations thereunder and all other applicable Laws and shall otherwise file when required all material documents ("Subsequent Periodic Filings") required by the Securities Exchange Act to be filed by Target with the SEC after the date hereof. All Subsequent Periodic Filings shall comply in all material respects with the Securities Exchange Act and shall not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.8 BENEFIT PLANS. Between the date of this Agreement and through the Effective Time, except as disclosed on Exhibit 4.8 attached hereto, or as contemplated or permitted by the provisions of Section 4.1 hereof, no discretionary award or grant under any Benefit Plan or program of Target or a Target Subsidiary shall be made without the consent of the Company; nor shall Target or a Target Subsidiary take any action or permit any action to be taken to accelerate the vesting of any options previously granted pursuant to any such

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

benefit plan or program. The Company acknowledges, however, that certain outstanding options of Target vest and become exercisable at the Effective Time pursuant to terms applicable thereto. Except as to such vesting and acceleration, neither Target nor any Target Subsidiary shall make any amendment to any benefit plan or program, any awards thereunder or the terms of any security convertible into or exchangeable for capital stock without the consent of the Company.

     4.9 NO INCONSISTENT ACTIVITIES. Subject to continued compliance with the fiduciary duties of Target's directors under applicable Law as advised by O'Melveny & Myers or Richards, Layton & Finger, or other reputable counsel to Target, Target will not, and will direct its officers, directors and other representatives not to, directly or indirectly, initiate, solicit or encourage discussions or negotiations with, or provide any information or assistance to, any third party concerning any acquisition of shares of capital stock of Target or a Target Subsidiary or any of the assets of Target or a Target Subsidiary (whether by merger, consolidation, purchase of assets, tender offer or otherwise). Target will promptly notify the Company of Target's receipt of any proposal in respect of any such transaction. Neither Target nor any Target Subsidiary will release any third party from any material confidentiality agreement.

     4.10 SECURITIES AND STOCKHOLDER MATERIALS. Target shall send to the Company a copy of all public reports and materials as and when it sends the same to its stockholders, the SEC or any state or foreign securities commission. Target shall notify the Company promptly in the event of any material developments concerning the Accounting Contingency.

     4.11 TAX OPINION CERTIFICATION. Target shall use reasonable business efforts to cause Mr. Jeffrey P. Sudikoff to timely execute and deliver a certificate to the effect that he has no plan or intention to sell, exchange or otherwise dispose of the Company Stock received in the Merger. If this continues to be true, Target shall execute and deliver a certificate that it is not aware of any such plan or intention on the part of Mr. Sudikoff or others to dispose of the Company Stock received by them in the Merger ("Target Tax Opinion Certificate").

     4.12 POOLING OF INTERESTS. Target shall not take, and shall use reasonable business efforts to ensure that none of the Target Subsidiaries and its and their respective stockholders, directors, officers or employees takes, any action that would result in the Merger not qualifying for pooling-of-interests accounting treatment in accordance with Accounting Principles Board Opinion No. 16.

     4.13 RESIGNATION OF DIRECTORS AND OFFICERS. Target shall use reasonable business efforts to cause the officers and directors of Target and the Target Subsidiaries as the Company may request to resign their positions as such as of the Effective Time.

     4.14 NONCOMPETE AND CONFIDENTIALITY AGREEMENTS. Target and the Company shall cooperate to seek to obtain noncompete and confidentiality agreements on reasonable terms from key employees (other than those who have entered into employment or similar agreements with the Company which include noncompete and confidentiality provisions) of Target or a Target Subsidiary as may be reasonably requested by the Company.

     4.15 AFFILIATE AGREEMENTS. Target shall use reasonable business efforts to cause each person who is an "affiliate" of Target within the meaning of Rule 145 promulgated under the Securities Act to enter into an agreement with the Company at or prior to the Effective Time in the form attached hereto as Exhibit 4.15.

     4.16 OPTIONS. Target's Board of Directors shall resolve to rescind the previous actions regarding options or warrants exercisable for shares of Target Common Stock granted to Messrs. Sudikoff, Edward R. Cheramy and Rudy Wann subject to approval by the stockholders of Target, such rescission to be effective at the Effective Time.

                                   ARTICLE V

                      ADDITIONAL COVENANTS OF THE COMPANY

     The Company covenants and agrees as follows:

     5.1  CONDUCT OF BUSINESS OF THE COMPANY AND THE COMPANY SUBSIDIARIES.

          (a) Conduct of Business. Except as expressly contemplated by this Agreement, during the period from the date hereof to the Effective Time, the Company shall conduct, and it shall cause the Company Subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, subject to the limitations contained in this Agreement, and the Company shall, and it shall cause the Company Subsidiaries to, use its or their reasonable business efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons with whom it does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, after the date hereof and prior to the Effective Time, neither the Company nor any Company Subsidiary will, without the prior written consent of Target:

             (i) amend or propose to amend its Certificate or Articles of Incorporation or Bylaws (or comparable governing instruments);

             (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any Company Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Company or any Company Subsidiary, except for the issuance of shares of Company Common Stock pursuant to the exercise of stock options or warrants or the conversion of convertible securities outstanding on the date hereof in accordance with their present terms and those stock options or warrants or convertible securities granted, issued or otherwise outstanding after the date hereof as contemplated by
        Section 5.1(c), below;

             (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend (other than required dividends on outstanding preferred stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

             (iv) (a) except for debt (including, but not limited to, obligations in respect of capital leases) not in excess of $175,000,000 in the aggregate for all entities combined, create, incur or assume any short-term debt, long-term debt or obligations in respect of capital leases; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person, except for obligations permitted by this Agreement of any wholly owned subsidiary of the Company in the ordinary course of business consistent with past practice; or (c) as to the Company, merge or consolidate with any other person, unless the Company is the surviving entity; except, in the case of clauses (a) and
        (b), in the ordinary course of business consistent with past practice or incident to a Significant Acquisition (as hereinafter defined) or an action referenced in Section 5.1(c), below;

             (v) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any material assets or properties, real, personal or mixed, other than in the ordinary course of business consistent with past practice; or

             (vi) agree, commit or arrange to do any of the foregoing.

          Furthermore, the Company covenants, represents and warrants that from and after the date hereof, unless Target shall otherwise expressly consent in writing, the Company shall, and the Company shall cause each Company Subsidiary to, use its or their reasonable business efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the Company Permits necessary for, or otherwise material to, such business.

          (b) Consultation with Target Re: Significant Acquisitions. The Company shall notify Target of its intention to make any Significant Acquisition (as hereinafter defined) promptly after the execution of any agreement providing therefor. The Company shall promptly thereafter provide Target (and Target's financial and accounting advisors and legal counsel) with such information and documentation relating to the terms of such Significant Acquisition and the participants therein as they may reasonably request, subject to the proposed recipient executing and delivering such confidentiality undertaking as the participants therein may reasonably require. Within 10 days after the date that the Company is notified by Target that no further information is required pursuant to the foregoing with respect to any such Significant Acquisition, and in any event within 30 days after the notice required by this Section 5.1(b) is given by the Company to Target of the intention to make the Significant Acquisition, Target shall, by written notice to the Company, either grant its consent thereto or inform the Company (if such is the case) that Target's Board of Directors, in the exercise of its fiduciary duties under applicable Law as advised by O'Melveny & Myers or Richards, Layton & Finger or other reputable counsel to Target, has determined that the Merger is no longer in the best interests of the stockholders of Target and that Target is terminating this Agreement pursuant to the provisions of Section 7.1(iii)(c) hereof. The failure of Target to so notify the Company shall constitute a consent to such Significant Acquisition. In the event Target consents to any such Significant Acquisition, the consummation thereof shall be deemed contemplated by this Agreement and shall not constitute a breach of any covenant, representation, warranty or condition herein or a Company Material Adverse Effect, except that any Events discovered or occurring after such consent which would materially adversely affect the business, assets (including but not limited to intangible assets) condition (financial or otherwise), properties (including, but not limited to, intangible properties), liabilities, or the results of operations of the Company and the Company Subsidiaries after giving effect to such Significant Acquisition and the Merger, shall (without limiting other matters which may also constitute a Company Material Adverse Effect) be deemed to constitute a Company Material Adverse Effect. The Company shall not make a Significant Acquisition except in compliance with this Section 5.1(b).

          For purposes hereof, "Significant Acquisition" shall mean any acquisition transaction, whether structured as a merger or an acquisition of equity securities or assets or otherwise, proposed to be made by the Company or any Company Subsidiary with or involving Williams
     Telecommunications Group, Inc. or any of its affiliates.

          (c) Exceptions. Notwithstanding the foregoing, nothing in this Agreement shall preclude the Company or any Company Subsidiary from taking any or all of the following actions and actions incident thereto or require the consent of Target with respect thereto:

             (i) subject to the provisions of Sections 5.1(b) and 5.1(a)(iv) hereof, if applicable, one or more acquisitions, directly or indirectly, of any securities or assets of third parties;

             (ii) grants of options having an exercise price at least equal to the market price of the underlying Company Stock on the grant date to employees of the Company or its subsidiaries and the issuance of Company Stock upon the exercise of such options;

             (iii) declaration and payment of dividends and other distributions to the Company by its subsidiaries; and

             (iv) draws under and pursuant to the Credit Agreement.

     5.2 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Target of: (i) any notice of, or other communication relating to, a default or Event which, with notice or lapse of time or both, would become a default under any Company Material Contract which could have a Company Material Adverse Effect; (ii) receipt of any notice or other communication from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement; (iii) receipt of any material notice or other communication from any regulatory authority (including, but not limited to the NASD) in connection with the transactions contemplated by this Agreement; (iv) the occurrence of an Event which would have a Company Material Adverse Effect; (v) the commencement or threat of any Litigation involving or affecting the Company or any Company Subsidiary or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of the Company or any Company Subsidiary which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the Merger or any material development in connection with any Litigation disclosed or required to be disclosed by the Company in or pursuant to this Agreement or the Company Securities Filings; and (vi) the occurrence of any Event that would cause a breach by the Company of any provision of this Agreement or that, if such Event had occurred on the date hereof, would have been required to have been disclosed in this Agreement.

     5.3 ACCESS AND INFORMATION. Between the date of this Agreement and the Effective Time, the Company will give Target and its authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel) at all reasonable times reasonable access to all plants, offices, warehouses and other facilities and, subject to applicable Law and compliance with contractual obligations, as to which Target has been advised by the Company, to all material contracts, agreements, commitments, books and records (including, but not limited to, tax returns) of the Company and the Company Subsidiaries, will permit Target to make such reasonable inspections as it may require and will cause its officers promptly to furnish Target with (a) such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries as Target may from time to time reasonably request, and (b) a copy of each material report, schedule and other document filed or received by the Company or any Company Subsidiary pursuant to the requirements of federal or state securities laws or the NASD.

     5.4 SHAREHOLDER APPROVAL. As soon as practicable, the Company will take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the issuance of the Company Stock pursuant to the Merger. Subject to directors' fiduciary obligations under applicable Law as advised by Bryan Cave, or other reputable counsel to the Company, the Board of Directors of the Company (i) will recommend to the shareholders of the Company that they approve the issuance of the Company Stock pursuant to the Merger, and (ii) will use reasonable business efforts to obtain any necessary approval by the Company's shareholders of the issuance of the Company Stock pursuant to the Merger.

     5.5 REASONABLE BUSINESS EFFORTS. Subject to directors' fiduciary obligations under applicable Law as advised by Bryan Cave, or other reputable counsel to the Company, and the terms and conditions herein provided, the Company agrees to use reasonable business efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the transactions contemplated by this Agreement including, but not limited to (i) obtaining the Consent of the Company's lenders to this Agreement and the transactions contemplated hereby, (ii) the defending of any Litigation against the Company or a Company Subsidiary challenging this Agreement or the consummation of the transactions contemplated hereby, (iii) obtaining all Consents from Governmental Authorities required for the consummation of the Merger and the transactions contemplated thereby, and (iv) timely making all necessary filings under the HSR Act. Subject to such duties, and upon the terms and subject to the conditions hereof, the Company agrees to use reasonable business efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions of the closing set forth herein. The Company will consult with counsel for Target as to, and will permit such counsel to participate in, at Target's expense, any Litigation referred to in clause (ii) above brought against or involving the Company or a Company Subsidiary.

     5.6 PUBLIC ANNOUNCEMENTS. So long as this Agreement is in effect, the Company shall not, and shall cause its affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger or the transactions contemplated by this Agreement without the consent of Target, except where such release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, the NASD, in which case the Company, prior to making such announcement, will consult with Target regarding the same.

     5.7 COMPLIANCE. In consummating the Merger and the transactions contemplated hereby, the Company shall comply in all material respects with the provisions of the Securities Exchange Act and the Securities Act and the rules and regulations thereunder and all other applicable Laws and shall otherwise file when required all Subsequent Periodic Filings to be filed by the Company with the SEC after the date hereof. All of the Company's Subsequent Periodic Filings shall comply in all material respects with the Securities Exchange Act and shall not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.8 SEC AND SHAREHOLDER FILINGS. The Company shall send to Target a copy of all public reports and materials as and when it sends the same to its shareholders, the SEC or any state or foreign securities commission.

     5.9 BOARD REPRESENTATION. Promptly after the Effective Time, the Company shall cause Mr. Sudikoff or, if Mr. Sudikoff is unable or declines to serve, such other person as may be designated prior to the Effective Time by the Board of Directors of Target to be elected or appointed to the Board of Directors of the Company, provided Mr. Sudikoff or such other person, as the case may be, consents thereto and, in the reasonable judgment of the Company's Board of Directors, is qualified to serve.

     5.10 BENEFIT PLANS. After the Effective Time, the Company shall arrange for each employee or participant in any of the Benefit Plans of Target or a Target Subsidiary as are in effect on the date hereof to participate in any counterpart Benefit Plans of the Company in accordance with the eligibility criteria thereof, provided that (a) such participants shall receive full credit for years of service with Target or any affiliate of Target prior to the Merger for all purposes for which such service was recognized under the Benefit Plan of Target, including, but not limited to, recognition of service for eligibility, vesting, eligibility to participate and eligibility for disability and early retirement benefits (including subsidies relating to such benefits) and the amount of benefits, (b) such participants shall participate in the Company Benefit Plans on terms no less favorable than those offered by the Company or any of its subsidiaries to similarly situated employees, (c) any provisions in the Benefit Plans of the Company which restrict benefits by reason of pre-existing conditions shall be waived to the extent the insurer thereunder will permit such waiver without an increase in premiums or other cost to the Company, and (d) each employee of Target shall receive credit under the Benefit Plans of the Company for co-payments and payments under a deductible limit made by them during the current plan year in accordance with the corresponding Target Benefit Plan to the extent the insurer thereunder will permit such credit without an increase in premiums or other cost to the Company.

     5.11 POOLING OF INTERESTS. The Company shall not take, and shall use reasonable business efforts to ensure that none of the Company Subsidiaries and its and their respective shareholders, directors, officers or employees takes, any action that would result in the Merger not qualifying for pooling-of-interests accounting treatment in accordance with Accounting Principles Board Opinion No. 16.

     5.12  DIRECTORS' AND OFFICERS' INDEMNIFICATION AND DEFENSE.

          (a) From and after the Effective Time, the Company and the Surviving Corporation, jointly and severally, shall, to the full extent provided in Target's Certificate of Incorporation, Bylaws and applicable indemnification agreements as in effect on the date hereof, as the case may be, indemnify, defend, advance the costs of defense and hold harmless each present and former director, officer, employee and agent of Target (each, together with such person's heirs, executors and administrators, an "Indemnified Party" and collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring at or prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons' serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of Target) including, without limitation, those arising out of or pertaining to the transactions contemplated by this Agreement and those arising out of or pertaining to the Accounting Contingency, and otherwise observe all of Target's or any Target Subsidiary's obligations under such Certificate of Incorporation, Bylaws or agreements. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), to the full extent contemplated by Target's Certificate of Incorporation, Bylaws and applicable indemnification agreements, the Company, the Surviving Corporation, their respective affiliates and the Indemnified Parties will cooperate in the defense of any such matter. To the extent, if any, that any determination is required to be made with respect to whether an Indemnified Party's conduct complies with applicable standards, such determination shall be made by independent counsel acceptable to the Company and the Indemnified Party.

          (b) In the event the Surviving Corporation or the Company or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or the Company, as applicable, shall also agree to assume the obligations set forth in this Section 5.12.

                                   ARTICLE VI

                                   CONDITIONS

     6.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

          6.1.1 STOCKHOLDER APPROVAL. This Agreement shall have been adopted at or prior to the Effective Time by the requisite vote of the stockholders of Target in accordance with the Delaware Code and the issuance of the Company Stock pursuant to the Merger shall have been approved by the requisite vote of the shareholders of the Company pursuant to the rules and regulations of the NASD.

          6.1.2 NO INJUNCTION OR ACTION. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn by the Effective Time. Target and the Company shall use their reasonable business efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

          6.1.3 GOVERNMENTAL APPROVALS. All material Consents of any domestic or foreign Governmental Authority required for the consummation of the Merger and the transactions contemplated by this Agreement shall have been obtained and, in the case of Consents of the Federal Communications Commission and state public utility or service commissions (or analogous bodies), shall have been obtained by Final Order (as hereafter defined), except for those the failure of which to obtain would not have a material adverse effect on the business, assets (including, but not limited to, intangible assets), condition (financial or otherwise), properties (including, but not limited to, intangible properties), liabilities or the result of operations of the Surviving Corporation and its subsidiaries taken as a whole immediately after the Effective Time ("Surviving Corporation Material Adverse Effect"). The term "Final Order" with respect to any Consent of a Governmental Authority shall mean an action by the appropriate Governmental Authority as to which: (i) no request for stay by such Governmental Authority of the action is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it has passed; (ii) no petition for rehearing or reconsideration of the action is pending before such Governmental Authority, and no appeal or comparable administrative remedy with such or any other Governmental Authority is pending before such Governmental Authority, and the time for filing any such petition, appeal or administrative remedy has passed; (iii) such Governmental Authority does not have the action under reconsideration on its own motion and the time for such reconsideration has passed; and (iv) no appeal to a court, or request for stay by a court, of the Governmental Authority action is pending or in effect, and if any deadline for filing any such appeal or request is designated by statute or rule, it has passed.

          6.1.4 HSR ACT. Any waiting period applicable to the Merger under the HSR Act shall have expired or earlier termination thereof shall have been granted and no action shall have been instituted by either the United States Department of Justice or the Federal Trade Commission to prevent the consummation of the transactions contemplated by this Agreement or to modify or amend such transactions in any material manner (including, without limitation, any actions requiring any material divestiture of assets of the Target or any Target Subsidiary having a Surviving Corporation Material Adverse Effect) or, if any such action shall have been instituted, it shall have been withdrawn or a final judgment shall have been entered against such Department or Commission, as the case may be.

          6.1.5 REQUIRED CONSENTS. Any required Consents of any person to the Merger or the transactions contemplated hereby, including, without limitation, the Consents of the respective lenders of the Company (subject to the limitation set forth in Section 6.1.10, below) and Target, shall have been obtained and be in full force and effect, except for those the failure of which to obtain would not have a Surviving Corporation Material Adverse Effect.

          6.1.6 REGISTRATION STATEMENT. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

          6.1.7 BLUE SKY. The Company shall have received all state securities law authorizations necessary to consummate the transactions contemplated hereby.

          6.1.8 POOLING TREATMENT. The Company and Target shall have received the written opinion of their respective independent certified public accountants that the Merger qualifies for pooling-of-interests accounting treatment in accordance with Accounting Principles Board Opinion No. 16 and the accounting staff of the SEC shall not have asserted or threatened in writing to assert a determination to the contrary which has not been rescinded.

          6.1.9 TAX OPINION. Target shall have received an opinion of Target's tax counsel to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, the stockholders of Target will not recognize gain or loss for federal income tax purposes in connection with their receipt of the Merger Consideration, except to the extent that they receive cash in lieu of fractional shares.

          6.1.10 LENDERS' CONSENT. The Company's lenders under the Credit Agreement, and its prospective lenders under the new credit arrangement incident to the Significant Acquisition, if any, shall have consented to the transactions contemplated by this Agreement on terms and conditions reasonably satisfactory to the Company; provided, however, that this condition shall be deemed waived unless the Company gives notice to Target either within forty-five (45) days after the date of this Agreement as to consent under the Credit Agreement, or on or before October 15, 1994, as to consent with respect to the new credit arrangement, that such condition has not been satisfied and that Target or the Company elects to terminate this Agreement as a result thereof.

     6.2 CONDITIONS TO OBLIGATIONS OF TARGET. The obligation of Target to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Target:

          6.2.1 COMPANY REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement that are modified by materiality or Company Material Adverse Effect ("Company Modified Representation") shall be true and correct in all respects, and those that are not so modified ("Company Nonmodified Representation") shall be true and correct in all material respects, on the date hereof and, except in each case for changes contemplated by this Agreement, as of the Effective Time as if made at and as of the Effective Time.

          6.2.2 PERFORMANCE BY THE COMPANY. The Company shall have performed and complied with all of the covenants and agreements in all material respects and satisfied in all material respects all of the conditions required by this Agreement to be performed or complied with or satisfied by the Company at or prior to the Effective Time.

          6.2.3 NO MATERIAL ADVERSE CHANGE. There shall not have occurred after the date hereof any Event that has or would have a Company Material Adverse Effect.

          6.2.4 CERTIFICATES AND OTHER DELIVERIES. The Company shall have delivered to Target (i) a certificate executed on its behalf by its President or another authorized officer to the effect that the conditions set forth in Subsections 6.2.1, 6.2.2 and 6.2.3, above, have been satisfied; (ii) a certificate of existence from the Secretary of State of the State of Georgia stating that the Company is a validly existing corporation together with a certificate of good standing from the Secretary of State of Delaware stating that Acquisition Subsidiary is a validly existing corporation in good standing; (iii) duly adopted resolutions of the Board of Directors of each of the Company and Acquisition Subsidiary approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, and of the shareholders of the Company approving the issuance of the Company Stock pursuant to the Merger, each certified by the Secretary or the Assistant Secretary of the Company; and
     (iv) a true and complete copy of the Certificate or Articles of Incorporation, as amended, of the Company and Acquisition Subsidiary certified by the Secretary of State of the state of incorporation, and a true and complete copy of the Bylaws, as amended, of the Company and Acquisition Subsidiary certified by the Secretary or Assistant Secretary of the Company or Acquisition Subsidiary, as applicable.

          6.2.5 OPINION OF COMPANY COUNSEL. Target shall have received an opinion of counsel to the Company, in form and substance reasonably satisfactory to Target, covering the matters set forth in Exhibit 6.2.5 attached hereto.

          6.2.6 FAIRNESS OPINIONS. Neither of the written opinions of Target's financial advisors referenced in Section 2.25, above, shall have been withdrawn at or prior to the meeting of the stockholders of Target referenced in Section 4.4, above.

          6.2.7 QUOTATION OF COMPANY STOCK. The shares of Company Stock comprising the Merger Consideration shall have been admitted for quotation on the Nasdaq Stock Market.

          6.2.8 COMFORT LETTERS. Target shall have received "comfort letters" from the independent certified public accountants for the Company, dated the date on which the Registration Statement, or last amendment thereto, shall become effective, and dated the Closing Date, addressed to the Board of Directors of each of Target and the Company, covering such matters as Target shall reasonably request with respect to facts concerning the financial condition of the Company and the Company Subsidiaries and customary for such certified public accountants to deliver in connection with a transaction similar to the Merger.

     6.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by the Company:

          6.3.1 TARGET REPRESENTATIONS AND WARRANTIES. The representations and warranties of Target contained in this Agreement that are modified by materiality or Target Material Adverse Effect ("Target Modified Representation") shall be true and correct in all respects, and those that are not so modified ("Target Nonmodified Representation") shall be true and correct in all material respects, on the date hereof and, in each case except for changes contemplated by this Agreement, as of the Effective Time as if made at and as of the Effective Time.

          6.3.2 PERFORMANCE BY TARGET. Target shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by this Agreement to be performed or complied with or satisfied by Target at or prior to the Effective Time.

          6.3.3 NO MATERIAL ADVERSE CHANGE. There shall have not occurred after the date hereof any Event that has or would have a Target Material Adverse Effect or a Surviving Corporation Material Adverse Effect.

          6.3.4 CERTIFICATES AND OTHER DELIVERIES. Target shall have delivered, or caused to be delivered, to the Company (i) a certificate executed on its behalf by its Chairman or another duly authorized officer to the effect that the conditions set forth in Subsections 6.3.1, 6.3.2 and 6.3.3, above, have been satisfied; (ii) a certificate of good standing from the Secretary of State of Delaware and of comparable authority in other jurisdictions in which Target and the Target Subsidiaries are incorporated or qualified to do business stating that each is a validly existing corporation in good standing; (iii) duly adopted resolutions of the Board of Directors and stockholders of Target approving the execution, delivery and performance of this Agreement, the Target Ancillary Agreements and the instruments contemplated hereby and thereby, certified by the Secretary of Target; and (iv) a true and complete copy of the Certificate and Articles of Incorporation or comparable governing instruments, as amended, of Target and each of the Target Subsidiaries certified by the Secretary of State of the state of incorporation or comparable authority in other jurisdictions, and a true and complete copy of the Bylaws or comparable governing instruments, as amended, of Target and each of the Target Subsidiaries certified by the Secretary of Target or the Target Subsidiaries, as applicable.

          6.3.5 OPINION OF TARGET COUNSEL. The Company shall have received the opinion of counsel to Target, in form and substance reasonably satisfactory to Target, covering the matters set forth in Exhibit 6.3.5 attached hereto.

          6.3.6 FAIRNESS OPINION. The written opinion of the Company's financial advisors referenced in Section 3.24, above, shall not have been withdrawn at or prior to the meeting of the shareholders of the Company referenced in Section 5.4, above.

          6.3.7 COMFORT LETTERS. The Company shall have received "comfort letters" from the independent certified public accountants for Target dated the date on which the Registration Statement, or last amendment thereto, shall become effective, and dated the Closing Date, addressed to the Board of Directors of each of Target and the Company, covering such matters relating to periods for which Target's recently retained independent certified public accountants have been retained and any periods ending after the date of this Agreement as the Company shall reasonably request with respect to facts concerning the financial condition of Target and the Target Subsidiaries and customary for such certified public accountants to deliver in connection with a transaction similar to the Merger.

          6.3.8 SCI ACQUISITION. An agreement for the acquisition of SCI or its assets by Target or the Surviving Corporation for consideration not in excess of $1,000 in form and substance reasonably acceptable to the Company, which agreement, by its terms, shall not expose any director, officer, employee or shareholder of SCI to liability after the Effective Time (the "SCI Acquisition Agreement") shall have been duly executed and delivered by SCI and the stockholders of SCI on or before August 31, 1994, and such acquisition shall have been consummated in accordance with the SCI Acquisition Agreement, as the same may have been amended with the consent of the Company, prior to or at the Effective Time.

          6.3.9 TERMINATION AND SEVERANCE. Target shall have terminated or arranged for the termination of employment agreements with Messrs. Sudikoff, Cheramy and Hartz as permitted by Section 4.1(a)(vi), above.

     6.4 ACCOUNTING CONTINGENCY. Notwithstanding any other provision of this Agreement, the Company acknowledges that it has reviewed all statements (the "Relevant Statements") made by Target concerning the Accounting Contingency (as hereinafter defined) in the Target Securities Filings and related correspondence with the SEC, accurate and complete reproductions of the originals of which have been provided to the Company prior to the date hereof, including, without limitation, the Current Report on Form 8-K filed with the SEC on May 31, 1994, and on Form 8-K/A filed with the SEC on June 14, 1994, and further acknowledges that, except as to the Relevant Statements, it is not relying upon any statement, representation, warranty or other disclosure made by Target or any of Target's directors, officers, employees, accountants, agents, or advisers respecting the Accounting Contingency, or any facts or circumstances relating to the Accounting Contingency, for any purpose. Notwithstanding any representation, warranty or covenant of Target contained in this Agreement, or any condition to the obligations of the Company provided for in this Agreement, the Company acknowledges (a) the existence of the Accounting Contingency, (b) that, but for the exclusion thereof from the definition of "Target Material Adverse Effect," the Accounting Contingency might otherwise constitute or give rise to a Target Material Adverse Effect, and
(c) that no representation or warranty of Target set forth in this Agreement shall be deemed to have been inaccurate, breached or violated, no covenant of Target contained in this Agreement shall be deemed to have been breached and no condition to the obligations of the Company set forth in this Agreement shall be deemed to be unsatisfied as a result of the Accounting Contingency or the claims of any persons (or the costs, expenses, liabilities or damages relating to such claims) arising out of or in connection with the Accounting Contingency, except and only to the extent that such inaccuracy, breach, violation or unsatisfied condition is attributable to a false or misleading statement with respect to any material fact or the omission to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in the Relevant Statements the reliability of which is not otherwise questioned by other disclosures in the Relevant Statements filed with the SEC since December 31, 1993.

     For purposes of this Agreement, "Accounting Contingency" shall mean any of the following: any matters disclosed, discussed, identified or described in the Target Securities Filings on Form 8-K filed with the SEC on May 31, 1994, or on Form 8-K/A filed with the SEC on June 14, 1994, or in the SEC's comments thereon and Target's responses to the same (accurate and complete reproductions of the originals of such comments and responses have been provided to the Company prior to the date hereof), relating to accounting disagreements between Target and Deloitte & Touche, or the resignation on May 23, 1994 of Deloitte & Touche as Target's auditors, or accounting adjustments or restatements relating to the financial statements of Target for Target's fiscal quarter ended March 31, 1994 contained in the Quarterly Report on Form 10-Q filed by Target with the SEC on May 23, 1994, and all Litigation ongoing, pending, threatened or subsequently commenced to the extent arising or resulting from, or otherwise relating to, in any manner to any of such matters or the consequences and results of any such matters.

                                  ARTICLE VII

                          TERMINATION AND ABANDONMENT

     7.1 TERMINATION. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of Target or the Company and Acquisition Subsidiary:

          (i) by action of the Board of Directors of each of Target and the Company;

          (ii) by Target or the Company if the Merger shall not have been consummated on or before March 31, 1995 (or such later date as may be agreed to by Target and the Company), or if the requisite approvals of the respective stockholders of either Target or the Company are not obtained at meetings convened therefor;

          (iii) by Target if (a) there are any breaches of any Company Modified Representation or any material breaches of any Company Nonmodified Representation, (b) the Company has breached or failed to perform, notwithstanding satisfaction or due waiver of all conditions thereto, any of its material covenants or agreements contained herein as to which notice specifying such misrepresentation, breach or failure has been given to the Company promptly after the discovery thereof and the Company has failed to cure or otherwise resolve the same to the reasonable satisfaction of Target within 30 days after receipt of such notice, (c) Target so elects pursuant to Section 5.1(b) hereof; or (d) Target so elects pursuant to Section
     6.1.10 hereof;

          (iv) by the Company if (a) there are any breaches of any Target Modified Representation or any material breaches of any Target Nonmodified Representation, (b) Target has breached or failed to perform, notwithstanding satisfaction or due waiver of all conditions thereto, any of its material covenants or agreements contained herein as to which notice specifying such misrepresentation, breach or failure has been given to Target promptly after the discovery thereof and Target has failed to cure or otherwise resolve the same to the reasonable satisfaction of the Company within 30 days after receipt of such notice, or (c) the Company so elects pursuant to Section 6.1.10 hereof;

          (v) by Target or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

          (vi) by the Company or Target if, in seeking to fulfill directors' fiduciary obligations under applicable Law as advised by O'Melveny & Myers or Richards, Layton & Finger, or other reputable counsel to Target: (a) Target enters into an agreement in principle, letter of intent or definitive agreement with respect to any (1) acquisition or purchase by any person of all or a significant portion of the assets of, or any significant equity interest in, Target or a Target Subsidiary (other than acquisitions of Target Subsidiaries or their assets by other Target Subsidiaries approved by the Company), or (2) merger, consolidation or other business combination with any person (each of the foregoing being an "Alternative Transaction"); or (b) the Board of Directors of Target has withdrawn or modified adversely its recommendation of the Merger by reason of an Alternative Transaction.

     7.2 PROCEDURE AND EFFECT OF TERMINATION. In the event of termination of this Agreement and abandonment of the Merger by Target or the Company pursuant to Section 7.1, above, written notice thereof shall promptly be given to the other party hereto and this Agreement shall terminate and the Merger shall be abandoned without further action by either of the parties hereto. If this Agreement is terminated as provided herein, neither party hereto shall have any liability or further obligation to the other party under the terms of this Agreement except for breach by such party or with respect to the provisions of Sections 7.2, 8.1 and 8.7 hereof. In the event of termination of this Agreement
(i) by the Company as provided in Section 7.1(iv)(a) hereof by reason of a breach that was neither willful nor undertaken in bad faith, (ii) by the Company as provided in Section 7.1(iv)(b) hereof by reason of a breach or failure by Target that was neither willful nor undertaken in bad faith, or (iii) by Target as provided in Subsection 7.1(vi), above, Target promptly after such termination shall pay the Company in cash the sum of $8,000,000; provided, however, that no such payment shall be required in the event of termination pursuant to Subsection 7.1(vi)(b), above, unless and until Target, within a period of six months after said termination, enters into an agreement in principle, letter of intent or definitive agreement respecting an Alternative Transaction. The amount of such payment represents a reasonable, good faith estimate of the damages in such event and does not constitute a penalty. Such payment shall be the only right or remedy of the Company for the circumstances described and such payment shall constitute liquidated damages in the event of such termination with no other liability or obligation on the part of Target. In the event of termination of this Agreement (i) by Target as provided in Subsection 7.1(iii)(a) hereof by reason of a breach that was neither willful nor undertaken in bad faith, or (ii) by Target as provided in Subsection 7.1(iii)(b) hereof by reason of a breach or failure by the Company that was neither willful nor undertaken in bad faith, the Company promptly after such termination shall pay Target in cash the sum of $8,000,000. The amount of such payment represents a reasonable, good faith estimate of the out-of-pocket costs of Target in such event and does not constitute a penalty. Such payment shall be the only right or remedy of Target for the circumstances described and such payment shall constitute liquidated damages in the event of such termination with no other liability or obligation on the part of the Company.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     8.1 CONFIDENTIALITY. Unless (i) otherwise expressly provided in this Agreement, (ii) required by applicable Law or any listing agreement with, or the rules and regulations of, any applicable securities exchange or the NASD, (iii) necessary to secure any required Consents as to which the other party has been advised, or (iv) consented to in writing by the Company and Target, this Agreement and any information or documents furnished in connection herewith shall be kept strictly confidential by Target, the Company and their respective officers, directors, employees and agents. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party regarding the nature and extent of the disclosure. Nothing contained herein shall preclude disclosures to the extent necessary to comply with accounting, SEC and other disclosure obligations imposed by law. To the extent required by such disclosure obligations, the Company or Target, after consultation with the other party, may file with the SEC a Current Report on Form 8-K pursuant to the Securities Exchange Act with respect to the Merger, which report may include, among other things, financial statements and pro forma financial information with respect to the other party. In connection with any filing with the SEC of a registration statement or amendment thereto under the Securities Act, Target or the Company, after consultation with the other party, may include a prospectus containing any information required to be included therein with respect to the Merger, including, but not limited to, financial statements and pro forma financial information with respect to the other party, and thereafter distribute said prospectus. The Company and Target shall cooperate with the other and provide such information and documents as may be required in connection with any such filings. In the event the Merger is not consummated, each party shall return to the other all documents furnished by the other and will hold in absolute confidence any information obtained from the other party except to the extent (i) such party is required to disclose such information by Law or such disclosure is necessary or desirable in connection with the pursuit or defense of a claim, (ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure, or (iii) such information becomes generally available to the public or is otherwise no longer confidential. Prior to any disclosure of information pursuant to the exception in clause (i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the same in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

     8.2 AMENDMENT AND MODIFICATION. To the extent permitted by applicable Law, this Agreement may be amended, modified or supplemented only by a written agreement among Target, Acquisition Subsidiary and the Company, whether before or after approval of this Agreement by the stockholders of Target and Acquisition Subsidiary or approval of the issuance of the Company Stock pursuant to the Merger by the shareholders of the Company.

     8.3 WAIVER OF COMPLIANCE; CONSENTS. Any failure of Target on the one hand, or the Company on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company on the one hand, or Target on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.3.

     8.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The respective representations and warranties of Target and the Company contained herein or in any certificates or other documents delivered at the Closing shall survive the execution and delivery of this Agreement but shall terminate at the Effective Time.

     8.5 SURVIVAL OF COVENANTS. The respective covenants of Target and the Company contained herein or in any certificates or other documents delivered at the Closing shall survive the execution and delivery of this Agreement but shall terminate at the Effective Time, except for those contained in Sections 5.9,
5.10 and 5.12.

     8.6 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

           (i) if to Target, to:

              IDB Communications Group, Inc.
              10525 West Washington Boulevard
              Culver City, California 90232-1922
              Attention: Jeffrey P. Sudikoff
              Telecopy: (213) 870-3400
               with a copy to:

               O'Melveny & Myers
               400 South Hope Street, 15th Floor
               Los Angeles, California 90071-2899
               Attention: C. James Levin, Esq.
               Telecopy: (213) 669-6407

                    and

           (ii) if to the Company, to:

               LDDS Communications, Inc.
               515 East Amite Street
               Jackson, Mississippi 39201-2702
               Attention: Bernard J. Ebbers
               Telecopy: (601) 360-8616

               with a copy to:

               LDDS Communications, Inc.
               10777 Sunset Office Drive
               Suite 330
               St. Louis, Missouri 63127
               Attention: P. Bruce Borghardt, Esq.
               Telecopy: (314) 984-0734

     8.7 BINDING EFFECT; ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto prior to the Effective Time without the prior written consent of the other party hereto. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, except for those in favor of the Indemnified Parties under Section 5.12, above.

     8.8 EXPENSES; TIME OF PAYMENT. All fees, costs and expenses required or contemplated by, or incurred in connection with, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, subject to the rights of such party contemplated under Section 7.2, above.

     8.9 GOVERNING LAW. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Delaware.

     8.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     8.11 INTERPRETATION. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity; (ii) the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person; and (iii) the term "subsidiary" of any specified person shall mean any corporation 50 percent or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50 percent or more of the total equity interest of which, is directly or indirectly owned by such specified person.

     8.12 ENTIRE AGREEMENT. This Agreement and the documents or instruments referred to herein including, but not limited to, the Exhibits attached hereto, which Exhibits are incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

     8.13 MATERIALITY. Each of Target, the Company and Acquisition Subsidiary acknowledges that the listing or description, or failure to list or describe, any item on or in any of the Exhibits to this Agreement shall not constitute a standard of materiality, and that no implication shall be drawn that information provided therein is necessarily material or otherwise required to be disclosed or that the inclusion or exclusion of such information establishes or implies a standard of materiality, a standard for what is or is not in the ordinary course of business or any other standard for disclosure set forth in this Agreement.

     8.14 SEVERABILITY. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

     IN WITNESS WHEREOF, the Company, Acquisition Subsidiary and Target have caused this Agreement to be signed and delivered by their respective duly authorized officers as of the date first above written.

                                            LDDS COMMUNICATIONS, INC.

                                            By  /s/  BERNARD J. EBBERS
                                                Name: Bernard J. Ebbers
                                                Title: President

                                            123 CORP.

                                            By  /s/  BERNARD J. EBBERS
                                                Name: Bernard J. Ebbers
                                                Title: President

                                            IDB COMMUNICATIONS GROUP, INC.

                                            By:  /s/  JEFFREY P. SUDIKOFF
                                                 Name: Jeffrey P. Sudikoff
                                                 Title: Chairman/CEO

                         Breckenridge Securities Corp.                APPENDIX B
                          Resurgens Plaza, Suite 2100
                           945 East Paces Ferry Road
                             Atlanta, Georgia 30326

July 28, 1994

Board of Directors
LDDS Communications, Inc.
515 East Amite Street
Jackson, Mississippi 39201

Gentlemen:

     LDDS Communications, Inc. ("LDDS" or the "Company"), IDB Communications Group, Inc. ("IDB") and 123 Corp. ("Acquisition Subsidiary"), a wholly owned subsidiary of the Company have entered into that certain Agreement and Plan of Merger dated as of August 1, 1994 (the "Agreement"). Pursuant to the Agreement, Acquisition Subsidiary will be merged with and into IDB and IDB will be the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of LDDS (the "Merger"). If the Merger is consummated, each share of common stock, $.01 par value per share, of IDB will be converted into the right to receive a specified fraction of a share of common stock, par value $.01 per share of LDDS ("LDDS Common Stock"), which fraction is referred to herein as the "Exchange Ratio". If a share value (as defined in the Agreement) is equal to or less than $16.00, the Exchange Ratio will be 0.520231. If the share value is equal to or greater than $22.00, the Exchange Ratio will be
0.4508767. If the share value is greater than $16.00 but less than $22.00, the Exchange Ratio will be the amount greater than 0.458767 and less than 0.520231 set forth opposite the applicable share value set forth in Section 1.3 of the Agreement.

     Breckenridge Securities Corp., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. We are familiar with LDDS and its business and have, on our own or through our affiliate The Breckenridge Group, Inc., provided investment banking services to LDDS since 1988 for which we were compensated. In connection with the Merger, we have acted as LDDS' financial advisor and have participated in certain of the negotiations leading to the execution of the Agreement and will receive compensation for such services that is contingent upon the consummation of the Merger. In addition, LDDS has agreed to indemnify us for certain liabilities, if any, arising out of or in connection with such services or this opinion. The principals of The Breckenridge Group, Inc. own in the aggregate 696,610 shares of LDDS Common Stock and options to acquire 287,850 shares of LDDS Common Stock.

     In connection with this opinion, we have reviewed and analyzed: (i) certain publicly available financial and other information concerning LDDS and IDB, (ii) certain internal financial statements including IDB management's estimates of the restated results of operations for IDB for the quarter ended March 31, 1994, and other financial and operating data concerning LDDS and IDB prepared by respective managements of LDDS and IDB, (iii) certain financial projections prepared by the respective managements of LDDS and IDB, (iv) current and historical reported market prices and trading activity for the LDDS Common Stock and the IDB Common Stock, (v) a comparison of the financial performance of LDDS and IDB and the prices and trading activity of the LDDS Common Stock and IDB Common Stock with the financial performance of certain other comparable publicly traded companies and their securities, (vi) the financial terms of certain recent business combinations in the telecommunications industry that we deemed relevant, (vii) certain assumptions prepared jointly by the managements of LDDS and IDB concerning potential cost savings that could be achieved from the realization of economies of scale resulting from networking and operating efficiencies (the "Savings Assumptions"), and (viii) the Agreement and certain related documents. In addition, we engaged in discussions with the management of LDDS and IDB concerning their respective businesses, assets, liabilities, condition (financial and otherwise) and prospects and performed such other studies and analyses and reviewed such other information as it considered appropriate.

     We have not independently verified any of the financial or other information reviewed by us for purposes of this opinion, and we have assumed the accuracy, completeness and fairness thereof. With respect to the financial projections of LDDS and IDB and the Savings Assumptions, we have assumed that they were reasonably prepared on bases reflecting the best currently available judgments and estimates of the respective managements of LDDS and IDB as to the future financial performance of their respective companies. We have also assumed that, in the course of obtaining the necessary regulatory or governmental approvals for the Merger or in connection with any change in applicable law, no restriction would be imposed on the Surviving Corporation in the Merger that would have a material adverse effect on the business of the Surviving Corporation or the contemplated benefits of the Merger, including those contemplated by the Savings Assumptions. We have not made an independent evaluation or appraisal of the assets of LDDS and IDB, nor have we been furnished with any such appraisal. In addition, with LDDS' permission, we did not independently appraise any potential or pending litigation involving LDDS or IDB. Our opinion is based on economic, market and other conditions existing on, and the information available to us as of, the date hereof.

     Based on and subject to the foregoing and such other matters as we considered relevant, we are of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the holders of LDDS Common Stock and preferred stock par value $.01 per share of LDDS.

                                            Very truly yours,

                                            BRECKENRIDGE SECURITIES CORP.

                                                                      APPENDIX C

  HAMBRECHT & QUIST
    INCORPORATED
                                                         ONE BUSH STREET
                                                     SAN FRANCISCO, CA 94104
                                                          (415) 576-3300

September 19, 1994

The Board of Directors
IDB Communications Group, Inc.
10525 West Washington Boulevard
Culver City, California 90232

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of IDB Communications Group, Inc. ("IDB" or the "Company") of the consideration to be received by such shareholders in connection with the proposed merger of 123 Corp. ("Merger Sub"), a wholly owned subsidiary of LDDS Communications, Inc. ("LDDS"), with and into IDB (the "Proposed Transaction") pursuant to the Agreement and Plan of Merger to be dated as of August 1, 1994, among LDDS, Merger Sub, and IDB (the "Agreement").

     We understand that the terms of the Agreement provide, among other things, that each issued and outstanding share of Common Stock shall be converted into the right to receive not less than 0.450867 shares, nor more than 0.520231 shares, of common stock of LDDS, as more fully set forth in the Agreement. We also understand that the Agreement provides that the Proposed Transaction will take place whether or not the proposed acquisition of Williams Telecommunications Group, Inc. ("Wiltel") by LDDS (the "Wiltel Acquisition") occurs, and for the purposes of this opinion we have reviewed and analyzed the Proposed Transaction both with and without the Wiltel acquisition. For purposes of this opinion, we have assumed that the Proposed Transaction will qualify as a reorganization under the United States Internal Revenue Code for the shareholders of the Company and that the Proposed Transaction will be accounted for as a pooling of interests.

     Hambrecht & Quist Incorporated ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Board of Directors of IDB in connection with the Proposed Transaction and will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to IDB and have received fees for rendering these services. We are familiar with IDB, having acted as a managing underwriter of the Company's Common Stock in November 1991, May 1993 and November 1993 and of the Company's 5% Convertible Subordinated Notes in August 1993. IDB has been included on the Hambrecht & Quist Selected Stock List since September 1992. In the ordinary course of business, Hambrecht & Quist acts as a

                     SAN FRANCISCO  -  NEW YORK  -  BOSTON

           MEMBERS NEW YORK STOCK EXCHANGE - AMERICAN STOCK EXCHANGE
                           - PACIFIC STOCK EXCHANGE
market maker and broker in the publicly traded securities of IDB and receives customary compensation in connection therewith, and also provides research coverage for IDB. In the ordinary course of business, Hambrecht & Quist actively trades in the publicly traded securities of IDB for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Hambrecht & Quist is a defendant in certain of the consolidated actions pending in the United States District Court for the Central District of California under the caption "In re IDB Communications Group, Inc. Securities Litigation," Master File No. CV-94-3618-RG(JGx).

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

          (i) reviewed the publicly available consolidated financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company (including its capital structure) made available to us from published sources and from the internal records of the Company;

          (ii) discussed with certain members of the management of the Company the business, financial condition and prospects of the Company;

          (iii) reviewed certain financial and operating information, including certain projections provided by the management of the Company, relating to the Company and discussed such projections with certain members of the management of the Company;

          (iv) reviewed the publicly available consolidated financial statements of LDDS for recent years and interim periods to date and certain other relevant financial and operating data of LDDS (including its capital structure) made available to us from published sources and from the internal records of the Company;

          (v) discussed with certain members of the management of LDDS the business, financial condition and prospects of LDDS;

          (vi) reviewed certain financial and operating information, including certain projections provided by the management of LDDS, relating to LDDS (with and without giving effect to the Wiltel Acquisition) and discussed such projections with certain members of the management of LDDS;

          (vii) reviewed the recent reported prices and trading activity for the common stock of the Company and LDDS and compared such information and certain financial information of the Company and LDDS with similar information for certain other companies engaged in businesses we consider comparable to those of the Company and LDDS;

          (viii) discussed with certain members of the management of Wiltel the business, financial condition and prospects of Wiltel;

          (ix) reviewed certain financial and operating information, including audited historical financial statements of the Network Services operations of Wiltel and certain projections provided by the management of Wiltel, relating to Wiltel and discussed such projections with certain members of the management of Wiltel;

          (x) discussed with parties other than LDDS the possibility of a transaction or series of transactions involving a business combination with the Company;

          (xi) reviewed the terms, to the extent publicly available, of certain comparable acquisition transactions;

          (xii) reviewed the Agreement; and

          (xiii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     We have not independently verified any of the information concerning the Company, LDDS or Wiltel considered in connection with our review of the Proposed Transaction and, for purposes of the opinion set forth herein, we have assumed and relied upon the accuracy and completeness of all such information. We have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities of the Company, LDDS or Wiltel, nor have we conducted a physical inspection of the properties and facilities of the Company, LDDS or Wiltel. Furthermore, with your permission, we have not prepared or obtained any evaluation or appraisal of any potential or pending litigation that may involve the Company, LDDS or Wiltel. With respect to the financial forecasts and projections made available to us and used in our analyses, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of the Company, LDDS and Wiltel. For purposes of this opinion, we have assumed that neither the Company, LDDS nor Wiltel is a party to any pending transactions, including external financings, recapitalizations or merger discussions, other than the Proposed Transaction, the Wiltel Acquisition, and those in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which LDDS Common Stock will trade subsequent to the Effective Time (as defined in the Agreement).

     Our advisory services and the opinion expressed herein are provided solely for the use of the Board of Directors of IDB in its evaluation of the Proposed Transaction and are not on behalf of, and are not intended to confer rights or remedies upon LDDS, any security-holder of IDB or LDDS, or any person other than IDB's Board of Directors. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Hambrecht & Quist be made, without our prior consent.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by LDDS or any of its affiliates.

                                          Very truly yours,

                                          HAMBRECHT & QUIST INCORPORATED

                                          By: /s/  DAVID GOLDEN
                                              David Golden
                                              Managing Director

                                                                      APPENDIX D

                            Chemical Securities Inc.
                                270 Park Avenue
                            New York, New York 10017

September 19, 1994

IDB Communications Group, Inc.
10525 West Washington Boulevard
Culver City, California

Attention: Board of Directors

Gentlemen:

     IDB Communications Group, Inc. ("IDB"), LDDS Communications, Inc. ("LDDS"), and 123 Corp., a wholly-owned subsidiary of LDDS, have entered into an Agreement and Plan of Merger, dated as of August 1, 1994 (the "Merger Agreement"), providing for, among other things, the merger of 123 Corp. with and into IDB (the "Merger"). As more specifically set forth in the Merger Agreement, at the effective time of the Merger, the outstanding shares of common stock, par value $0.01 per share, of IDB (the "IDB Common Stock") shall be converted into shares of the common stock, par value $0.01 per share, of LDDS (the "LDDS Common Stock"), pursuant to the exchange formula provided for in the Merger Agreement (the "Exchange Ratio"). For purposes of this opinion, we have assumed the Merger will be tax-free to IDB, LDDS, and their respective shareholders and will be accounted for as a pooling of interests. On August 22, 1994, LDDS announced that it had signed a definitive agreement (the "WilTel Agreement") with The Williams Companies, Inc. ("Williams") to acquire the WilTel Network Services operations ("WilTel") of William's subsidiary, Williams Telecommunications Group, Inc., for $2.5 billion in cash, subject to adjustment (the "WilTel Acquisition"). We understand that the WilTel Acquisition is not a condition to the consummation of the Merger.

     In light of the proposed WilTel Acquisition, you have requested us to reconfirm our prior opinion as to the fairness, from a financial point of view, to the holders of the IDB Common Stock of the Exchange Ratio in the Merger whether or not the WilTel Acquisition is consummated.

     In arriving at the opinion set forth below, we have, among other things, reviewed or analyzed:

          (a) the Merger Agreement, the WilTel Agreement and the Schedule 14A, including the Preliminary Joint Proxy Statement, relating to the Merger as filed with the Securities and Exchange Commission on September 12, 1994;

          (b) certain publicly available financial information of IDB, LDDS and Williams, including the Annual Report on Form 10-K of each IDB, LDDS and Williams for the fiscal year ended December 31, 1993 and the Quarterly Report on Form 10-Q of each of IDB, LDDS and Williams for the quarter ended June 30, 1994;

          (c) certain other publicly available financial and other information that we deemed relevant concerning IDB, LDDS and WilTel and the industries in which they operate, including the combined audited financial statements for WilTel for the three years ended December 31, 1993;

          (d) the reported prices and trading history of the IDB Common Stock and LDDS Common Stock, and compared certain financial and stock market information for IDB and LDDS with each other and with similar information for certain other companies with publicly traded securities;

          (e) certain internal financial and operating data of IDB and LDDS (with and without WilTel), including management forecasts, and certain pro forma combined information giving effect to the Merger and the WilTel Acquisition;

          (f) the business prospects of IDB and LDDS (with and without WilTel) before and after giving effect to the Merger, with senior management of IDB, LDDS and WilTel;

          (g) a comparison of the financial and operating performance of IDB and LDDS (with and without WilTel) with each other and with certain other companies deemed comparable;

          (h) the terms of the Certificates of Incorporation and Bylaws of IDB and LDDS as in effect prior to the effective time of the Merger, the other documents defining the rights of securityholders of IDB and LDDS, and the forms of such Certificates, Bylaws and documents as they shall be in effect at and after the effective time of the Merger;

          (i) the nature and terms of certain recent transactions which we believe to be reasonably comparable to the Merger or otherwise relevant to our inquiry;

          (j) certain publicly available information regarding certain other companies that we believe to be comparable to IDB and LDDS (with and without WilTel) and the trading markets for certain of such other companies' securities; and

          (k) certain other analyses and examinations as we have deemed necessary or appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available for purposes of this opinion. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of IDB or LDDS (with or without WilTel), nor have we conducted a physical inspection of the properties and facilities of IDB, LDDS or WilTel. We have assumed that the financial projections of IDB and LDDS (with and without WilTel) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of each of IDB, LDDS and WilTel as to the future financial performance of IDB or LDDS (with and without WilTel) as the case may be, and have relied upon the judgments of the respective managements of IDB, LDDS and WilTel as to the estimated cost savings and synergies resulting from the combination of IDB and LDDS (with and without WilTel). We express no view as to such projections or estimates or the assumptions on which they were based. We were not requested to, and did not, participate in the negotiations relating to the Merger or the WilTel Acquisition or solicit third party indications of interest in acquiring any or all of IDB's assets, properties or securities.

     In rendering our opinion we have assumed, with your consent, that in the course of obtaining any necessary consents and approvals, or any amendments, modifications or waivers to any documents to which either of IDB, LDDS or WilTel are party, as contemplated by the Merger Agreement or the WilTel Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any adverse effect on the contemplated benefits to the holders of IDB Common Stock following the Merger.

     Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Furthermore, in rendering our opinion we have not taken into account any future agreement which LDDS might enter into prior to consummation of the Merger to effect a material acquisition transaction other than the WilTel Acquisition. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the IDB Common Stock, and we express no opinion as to the merits of IDB's decision to participate in the Merger. This opinion does not constitute a recommendation to any IDB stockholder as to how the stockholder should vote with respect to the Merger.

     Chemical Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. As we have previously advised you, Chemical Bank and its affiliates, including Chemical Securities Inc., in the ordinary course of business, have, from time to time, provided, and in the future may continue to provide, personal banking services, including the making of loans and money management services, to certain officers or directors of IDB and LDDS, as well as providing general commercial banking services to companies in which they have a financial interest or for which they serve as an officer, director or employee. Chemical Bank and its affiliates, including Chemical Securities Inc., have provided, and in the future may provide, commercial and investment banking services to Williams. In the ordinary course of business, we or our affiliates may trade in the debt and equity securities of IDB, LDDS and Williams for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     The opinion expressed herein is provided solely for the use of the Board of Directors of IDB in its evaluation of the Merger and is not intended to be relied upon or to confer rights or remedies upon LDDS or any stockholder of IDB or LDDS. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Chemical Securities Inc. be made, without our prior consent.

     Based upon and subject to the foregoing, and such other matters as we consider relevant, we are of the opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of IDB Common Stock, whether or not the WilTel Acquisition is consummated.

                                          Very truly yours,

                                          Chemical Securities Inc.

                                                                      APPENDIX E

                           LDDS COMMUNICATIONS, INC.
                      1995 SPECIAL PERFORMANCE BONUS PLAN

I. PURPOSE.

     The LDDS Communications, Inc. Special Performance Bonus Plan (the "Plan") is established to provide a special bonus for the Chief Executive Officer (the "Participant") of LDDS Communications, Inc. (the "Company") with respect to fiscal year 1995. Any such bonus shall be in addition to any other bonus payable to the Participant. The efficacy of this Plan and the payment of any bonus hereunder are expressly contingent on approval of the Plan by the shareholders of the Company.

II. ADMINISTRATION; ELIGIBILITY.

     The Plan is administered by the Compensation and Stock Option Committee of the Company, such other committee as may be designated by the Board of Directors of the Company or a subcommittee of the committee involved as may be designated by said committee (hereinafter such committee or subcommittee, as applicable, is referred to as the "Committee"). The Committee shall be comprised solely of two or more outside directors of the Company (as defined in Section 162(m)(4)(C)(i) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder). The Committee, subject to the approval of the full Board of Directors, has complete discretion and authority with respect to the Plan and its application. The Participant is the only employee eligible to participate in the Plan.

III. DETERMINATION OF BONUS.

     The award of a bonus to the Participant under the Plan is predicated on the achievement by the Company of one or more performance goals during fiscal year 1995, as determined by the Committee. Prior to December 31, 1994, the Committee shall establish in writing (a) a maximum bonus under the Plan for the Participant, which shall not exceed $1,000,000, and (b) one or more performance goals which must be met as a precondition to the payment of a bonus. Such goal(s) shall be based on gross revenues of the Company.

     The Committee shall convene as and when appropriate to determine whether, in fact, the previously established performance goal(s) has/have been met. The Committee shall certify in writing to the full Board of Directors whether the performance goal(s) has/have been met prior to payment of any bonus.

     If the Committee determines that the performance goal(s) has/have been met, the Participant may receive a bonus under the Plan which shall not exceed the maximum amount established by the Committee.

     All determinations of revenues shall be derived from the regularly prepared financial statements of the Company.

IV. AMOUNT AND DISTRIBUTION OF THE BONUS.

     After certifying that the performance goal or goals has or have been met, the Committee will then decide whether the Participant will receive his maximum bonus under the Plan or some lesser amount (or no bonus at all). Except as otherwise provided herein, the Committee's decision regarding the amount of the Participant's bonus shall be made in the sole discretion of the Committee.

     Distribution of the bonus determined under the preceding paragraph shall be made as soon as practicable after the Committee's certification described in
Article III, above. Any bonus hereunder shall be payable in cash.

V. MISCELLANEOUS PROVISIONS.

     1. Nothing contained herein will confer upon the Participant the right to be retained in the service of the Company or any subsidiary thereof nor limit the right of the Company or any subsidiary thereof to discharge or otherwise deal with the Participant without regard to the existence of the Plan.

     2. The Plan shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating assets of the Company or any subsidiary thereof for payment of any bonus hereunder. Neither the Participant nor any other person shall have any interest in any particular assets of the Company or any subsidiary thereof by reason of the right to receive a bonus under the Plan and the Participant and any other person shall have only the rights of a general unsecured creditor of the Company or any subsidiary thereof with respect to any rights under the Plan.

     3. This Plan shall be binding upon and inure to the benefit of the Company and its successors and assigns.

     4. This Plan, and the rights and obligations of the parties hereunder, shall be governed by and construed in accordance with the internal laws of the State of Mississippi.

     5. The Company reserves the right to terminate the Plan in its entirety at any time, with or without notice, or to amend the Plan as it exists from time to time, with or without notice, through resolution of the Committee.

     IN WITNESS WHEREOF, the Compensation and Stock Option Committee of the Company has adopted this Plan as of July 1, 1994.

                                    LDDS COMMUNICATIONS, INC. COMPENSATION
                                    AND STOCK OPTION COMMITTEE

                                    By:   /s/  STILES A. KELLETT, JR.
                                              Stiles A. Kellett, Jr.,
                                                      Chairman

                                    PART II

          INFORMATION NOT REQUIRED IN JOINT PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption, or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of LDDS or any shareholder to seek an injunction or other nonmonetary relief in the event of a breach of a director's duty to the corporation and its shareholders. Additionally, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director, and does not relieve a director from liability arising from his role as an officer or in any other capacity.

     The provisions of Article Nine of LDDS's Amended and Restated Articles of Incorporation are similar in all substantive respects to those contained in
Section 14-2-202(b)(4) of the Georgia Code as outlined above. Article Nine further provides that the liability of directors of LDDS shall be limited to the fullest extent permitted by amendments to Georgia law.

     Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees, and agents. Section 14-2-851 of the Georgia Code permits indemnification of a director of LDDS for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, subject to certain limitations, civil actions brought as derivative actions by or in the right of LDDS) in which he is made a party by reason of being a director of LDDS and for directors who, at the request of LDDS, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of LDDS and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to LDDS in a derivative action or on the basis that personal benefit was improperly received by him, the director is not entitled to indemnification by the corporation; provided that the director may be entitled to indemnification for reasonable expenses as determined by a court in accordance with the provisions of Section 14-2-854, or unless LDDS's Amended and Restated Articles of Incorporation or Bylaws, or a contract or resolutions approved by LDDS's shareholders pursuant to Section 14-2-856, authorizes indemnification.

     Section 14-2-852 of the Georgia Code provides that unless limited by the articles of incorporation, directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of LDDS, are entitled to mandatory indemnification against reasonable expenses incurred in connection therewith. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) by the majority vote of a quorum of the members of the board of directors not a party to such action at that time, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more directors not a party to such action at that time, (iii) by duly selected special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted.

     Section 14-2-857 of the Georgia Code provides that an officer of LDDS (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, LDDS may, as provided by LDDS's Amended and Restated Articles of Incorporation, Bylaws, general or specific actions by its board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

     The indemnification provisions of Article X of LDDS's Bylaws and Article Eleven of LDDS's Amended and Restated Articles of Incorporation are consistent with the foregoing provisions of the Georgia Code. However, LDDS's Amended and Restated Articles of Incorporation prohibit indemnification of a director who did not believe in good faith that his actions were in, or not contrary to, LDDS's best interests. LDDS's Bylaws extend the indemnification available to officers under the Georgia Code to employees and agents.

ITEM 21(A). EXHIBITS.

     See Exhibit Index.

ITEM 21(B). FINANCIAL STATEMENT SCHEDULES.

     All financial statement schedules of LDDS and IDB which are required to be included herein are included in the Annual Report of LDDS on Form 10-K for the fiscal year ended December 31, 1993 or the Annual Report of IDB on Form 10-K for the fiscal year ended December 31, 1993, respectively, as the case may be, which are incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (4) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 under the Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (7) The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b) That for the purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on November 20, 1994.

                                            LDDS COMMUNICATIONS, INC.

                                            By: /s/  BERNARD J. EBBERS
                                                Bernard J. Ebbers
                                                President and Chief
                                                Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby severally constitutes and appoints Bernard J. Ebbers, Charles T. Cannada and P. Bruce Borghardt and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ---------------------------   ------------------
             /s/  CARL J. AYCOCK                Director                      November 20, 1994
               Carl J. Aycock

            /s/  MAX E. BOBBITT                 Director                      November 20, 1994
               Max E. Bobbitt

           /s/  CHARLES T. CANNADA              Treasurer and Chief           November 20, 1994
             Charles T. Cannada                   Financial Officer
                                                  (Principal Financial
                                                  Officer and Principal
                                                  Accounting Officer)

           /s/  DANNY M. DUNNAWAY               Director                      November 20, 1994
              Danny M. Dunnaway

           /s/  BERNARD J. EBBERS               Director, President and       November 20, 1994
              Bernard J. Ebbers                   Chief Executive Officer
                                                  (Principal Executive
                                                  Officer)

           /s/  FRANCESCO GALESI                Director                      November 20, 1994
              Francesco Galesi

         /s/  STILES A. KELLETT, JR.            Director                      November 20, 1994
           Stiles A. Kellett, Jr.

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ---------------------------   ------------------
              /s/  SILVIA KESSEL                         Director             November 20, 1994
                Silvia Kessel

              /s/  JOHN W. KLUGE                         Director             November 20, 1994
                John W. Kluge

             /s/  JOHN A. PORTER                         Director             November 20, 1994
               John A. Porter

            /s/  STUART SUBOTNICK                        Director             November 20, 1994
              Stuart Subotnick

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                  DESCRIPTION                                  PAGE
- ---------  ----------------------------------------------------------------------  -----------
     2.1   -- Agreement and Plan of Merger by and among IDB Communications Group,
              Inc., 123 Corp. and LDDS dated as of August 1, 1994 (attached as
              Annex A to the Joint Proxy Statement/Prospectus included in this
              Registration Statement)*
     4.1   -- Amended and Restated Articles of Incorporation of LDDS (including preferred stock designations) as of September 15, 1993 (incorporated herein by reference to Exhibit 3(i) to Amendment No. 1 to LDDS's
              Registration Statement on Form S-3 (File No. 33-67340)), as amended by Articles of Amendment dated May 26, 1994 (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by LDDS (File No. 1-10415) for the quarter ended June 30, 1994)
     4.2   -- Bylaws of LDDS (incorporated herein by reference to Exhibit 3(ii) to
              Amendment No. 1 to LDDS's Registration Statement on Form S-3 (File
              No. 33-67340))
     4.3   -- Stock Purchase Agreement between LDDS Communications, Inc., a
              Tennessee Corporation ("LDDS-TN"), and The 1818 Fund, L.P., dated as of March 20, 1992 (incorporated herein by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by LDDS-TN (File No. 0-7116)
              for the quarter ended March 31, 1992)
     4.4   -- Registration Rights Agreement between LDDS-TN and The 1818 Fund,
              L.P., dated as of May 6, 1992 (incorporated herein by reference to
              Exhibit 4.5 to the Quarterly Report on Form 10-Q filed by LDDS-TN
              (File No. 0-7116) for the quarter ended June 30, 1992)
     4.5   -- Agreement to Amend Stock Purchase Agreement and Registration Rights
              Agreement and to Exchange Preferred Stock between LDDS-TN and The
              1818 Fund, L.P., dated as of July 17, 1992 (incorporated herein by reference to LDDS-TN's Registration Statement on Form S-4 (File No.
              33-49798))
     4.6   -- Amendment to Stock Purchase Agreement and Registration Rights
              Agreement between LDDS-TN and The 1818 Fund, L.P., dated as of
              September 1, 1993 (incorporated herein by reference to Exhibit 4.5 to
              LDDS's Registration Statement on Form S-3 (File No. 33-69122))
     4.7   -- Registration Rights Agreement, dated as of December 4, 1992, between
              LDDS-TN and ALLTEL Corporation (incorporated herein by reference to
              Exhibit 4.7 of LDDS's Transition Report on Form 10-K, as amended, for the period from December 31, 1992 to June 30, 1993 (File No. 1-10415)
              (the "Transition Report I"))
     4.8   -- First Amendment to Registration Rights Agreement, dated as of
              September 14, 1993, between LDDS-TN and ALLTEL Corporation
              (incorporated herein by reference to Exhibit 4.8 of the Transition
              Report I)
     4.9   -- Form of Option expiring July 7, 1996 (incorporated herein by reference to Exhibit 4.2 to LDDS-TN's Registration Statement on Form
              S-3 (File No.
              33-46556))
     4.10  -- Note Agreement re $123,000,000 7.32% Senior Notes Due December 1,
              1999, among LDDS-TN and the Purchasers named in Schedule I thereto, dated as of December 4, 1992, including Guaranty Agreement appended as Exhibit B thereto and Guaranty Assumption Agreement appended to
              Guaranty Agreement as Exhibit 1 thereto (incorporated herein by reference to Exhibit 4.1 to LDDS-TN's Annual Report on Form 10-K for
              the year ended December 31, 1992 (File No.
              0-7116))

  EXHIBIT
    NO.                                  DESCRIPTION                                  PAGE
- ---------  ----------------------------------------------------------------------  -----------
     4.11  -- Assumption Agreement re $123,000,000 7.32% Senior Notes Due December
              1, 1999 between LDDS and the Purchasers named in Schedule I of the
              Note Agreement, dated as of September 15, 1993 (incorporated herein by reference to Exhibit 4.11 of the Transition Report I)
     4.12  -- Common Stock Purchase Warrant to Marshall & Co. Securities, Inc.,
              dated June 30, 1989 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K of Resurgens Communications Group,
              Inc., a Georgia Corporation ("Resurgens"), dated July 28, 1989 (File
              No. 1-10415))
     4.13  -- Agreement to Issue Warrants between Resurgens and John D. Phillips, dated June 30, 1989, together with related form of Common Stock
              Purchase Warrant (incorporated herein by reference to Exhibit 10.4 to
              Resurgens' Current Report on Form 8-K dated July 28, 1989 (File No.
              1-10415))
     4.14  -- Stock Registration Agreement among Resurgens, Marshall Interfunding and Marshall & Co. Securities, Inc., dated June 30, 1989
              (incorporated by reference to Exhibit 10.5 to Resurgens' Current
              Report on Form 8-K dated July 28, 1989 (File No. 1-10415))
     4.15  -- Stock Registration Agreement among Resurgens, John D. Phillips and certain other holders of Warrants, dated June 30, 1989(incorporated herein by reference to Exhibit 10.6 to Resurgens' Current Report on
              Form 8-K dated July 28, 1989 (File No. 1-10415))
     4.16  -- Form of Selling Stockholder Agreement between Resurgens and certain
              Selling Stockholders, dated 1993 (incorporated herein by reference to
              Exhibit 4.16 of LDDS's Transition Report on Form 10-K for the period from June 30, 1993 to December 31, 1993 (File No. 1-10415) (the
              "Transition Report II")
     4.17  -- Form of First Amendment to Selling Stockholder Agreement between
              Resurgens and certain Selling Stockholders, dated September 13, 1993
              (incorporated herein by reference to Exhibit 4.17 of the Transition
              Report I)
     4.18  -- Purchase Warrant for 1,250,100 shares of Common Stock, dated
              September 15, 1993, between LDDS and Metromedia Company, expiring May
              12, 1995 (incorporated herein by reference to Exhibit 4.18 of the
              Transition Report I)
     4.19  -- Purchase Warrant for 1,250,100 shares of Common Stock, dated
              September 15, 1993, between LDDS and Metromedia Company, expiring May
              12, 1997 (incorporated herein by reference to Exhibit 4.19 of the
              Transition Report I)
     4.20  -- Warrant Agreement between Resurgens and Citizens and Southern Trust
              Company (Georgia) N.A., as Warrant Agent, dated June 26, 1989, together with related forms of Warrant Certificates to general unsecured creditors of Central Corporation and to shareholders of
              Central Corporation (incorporated herein from Exhibit 10.1 to
              Resurgens' Current Report on Form 8-K dated July 28, 1989 (File No.
              1-10415))
     5.1   -- Legality Opinion of Bryan Cave
     8.1   -- Tax Opinion of O'Melveny & Myers
   23.1    -- Consent of Arthur Andersen LLP
   23.2    -- Consent of Ernst & Young LLP
   23.3    -- Consent of KPMG Peat Marwick LLP
   23.4    -- Consent of Deloitte & Touche LLP
   23.5    -- Consent of Deloitte & Touche LLP

  EXHIBIT
    NO.                                  DESCRIPTION                                  PAGE
- ---------  ----------------------------------------------------------------------  -----------
   23.6    -- Consent of Deloitte & Touche LLP
   23.7    -- Consent of BDO Seidman
   23.8    -- Consent of Ernst & Young LLP
   23.9    -- Consent of Ernst & Young LLP
   23.10   -- Consent of Bryan Cave (included in Exhibit 5.1)
   23.11   -- Consent of O'Melveny & Myers (included in Exhibit 8.1)
   23.12   -- Consent of Breckenridge Securities Corp.
   23.13   -- Consent of Hambrecht & Quist Incorporated
   23.14   -- Consent of Chemical Securities, Inc.
   24.1    -- Power of Attorney (included in Signature Page)
   99.1    -- Form of Proxy for LDDS Special Meeting of Shareholders
   99.2    -- Form of Proxy for IDB Special Meeting of Stockholders

- ---------------

* The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this Agreement to the Securities and Exchange Commission upon its request.